Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223609

PROSPECTUS

PBF LOGISTICS LP

PBF LOGISTICS FINANCE CORPORATION

Offer to Exchange (the “exchange offer”)

Up To $175,000,000 of

6.875% Senior Notes due 2023

That Have Not Been Registered Under

The Securities Act of 1933

That Were Issued on October 6, 2017

For

Up To $175,000,000 of

6.875% Senior Notes due 2023

That Have Been Registered Under

The Securities Act of 1933

Terms of the New 6.875% Senior Notes due 2023 Offered in the Exchange Offer:

The terms of the new notes are substantially identical to the terms of the old notes that were issued on October 6, 2017, except that the new notes will be registered under the Securities Act of 1933, as amended, and will not contain restrictions on transfer, registration rights or provisions for payments of additional interest included in the registration rights agreement relating to the old notes. Prior to the sale and issuance of the old notes, there were $350,000,000 aggregate principal amount of 6.875% Senior Notes due 2023 already outstanding under the indenture governing the notes (the “existing registered notes”). The new notes will be treated as a single class with the existing registered notes.

Terms of the Exchange Offer:

We are offering to exchange up to $175,000,000 of our old notes for new notes with substantially identical terms that have been registered under the Securities Act and are freely tradable.

We will exchange all old notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

The exchange offer expires at 12:00 a.m. midnight, New York City time, on May 4, 2018 unless extended. We do not currently intend to extend the expiration date.

Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

The exchange of new notes for old notes will not be a taxable event for U.S. federal income tax purposes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should carefully consider the Risk Factors beginning on page 16 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 4, 2018

This prospectus is part of a registration statement we filed with the U.S. Securities and Exchange Commission (the “SEC”). You should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. The information contained in this prospectus is current only as of its date. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any jurisdiction where an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make an offer or solicitation.

In this prospectus we refer to the notes to be issued in the exchange offer as the “new notes,” and we refer to the $175,000,000 aggregate principal amount of our 6.875% senior notes due 2023 issued on October 6, 2017, as the “old notes.” This prospectus does not cover the existing registered notes. We refer to the new notes, the existing registered notes and the old notes collectively as the “notes.” In this prospectus, references to “PBFX” or the “issuer” refer to PBF Logistics LP, a Delaware limited partnership, formed on February 25, 2013. In this prospectus, references to the “co-issuer” refer to PBF Logistics Finance Corporation, a Delaware corporation, incorporated on April 27, 2015, and a wholly-owned subsidiary of PBFX. PBF Logistics Finance Corporation has no material assets, and was formed for the purpose of being a co-issuer or guarantor of certain of our indebtedness. References to the “issuers” refer to the issuer and the co-issuer together.

This prospectus incorporates by reference important business and financial information about us from documents filed with the SEC that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Incorporation by Reference”. In addition, you may request copies of the documents incorporated by reference in this prospectus from us, at no cost, by writing or calling our general partner at the following address or phone number: PBF Logistics GP LLC, One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, Attention: General Counsel (Telephone (973) 455-7500). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

INDUSTRY AND MARKET DATA

In this prospectus and in the documents incorporated by reference herein, we refer to information regarding market data and other statistical information obtained from independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Estimates are inherently uncertain, involve risks and uncertainties and are subject to change based on various factors, including those described elsewhere in this prospectus and the documents incorporated by reference herein under the heading “Risk Factors.” Moreover, forecasted information is inherently uncertain and we can provide no assurance that forecasted information will materialize.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in and incorporated by reference into this prospectus may constitute “forward-looking statements.” You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed in this prospectus and the other documents incorporated by reference herein. All forward-looking information in this prospectus and the other documents incorporated by reference herein and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our limited operating history as a separate public partnership;

•	changes in general economic conditions;

•	our ability to make, complete and integrate acquisitions from affiliates or third parties;

•	our ability to have sufficient cash from operations to enable us to pay the minimum quarterly distribution;

•	competitive conditions in our industry;

•	actions taken by our customers and competitors;

•	the supply of, and demand for, crude oil, refined products, natural gas and logistics services;

•	our ability to successfully implement our business plan;

•	our dependence on PBF Energy Inc. (“PBF Energy”) for a substantial majority of our revenues subjects us to the business risks of PBF Energy, which includes the possibility that contracts will not be renewed because they are no longer beneficial for PBF Energy;

•	a substantial majority of our revenue is generated at certain of PBF Energy’s facilities, and any adverse development at any of these facilities could have a material adverse effect on us;

•	our ability to complete internal growth projects on time and on budget;

•	the price and availability of debt and equity financing;

•	operating hazards and other risks incidental to handling crude oil, petroleum products and natural gas;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	interest rates;

•	labor relations;

•	changes in the availability and cost of capital;

•	the effects of existing and future laws and governmental regulations, including those related to the shipment of crude oil by trains;

•	changes in insurance markets impacting costs and the level and types of coverage available;

•	the timing and extent of changes in commodity prices and demand for PBF Energy’s refined products and natural gas and the differential in the prices of different crude oils;

•	the suspension, reduction or termination of PBF Energy’s obligations under our commercial agreements;

•	disruptions due to equipment interruption or failure at our facilities, PBF Energy’s facilities or third-party facilities on which our business is dependent;

•	incremental costs as a separate public partnership;

•	our general partner and its affiliates, including PBF Energy, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders;

•	our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty;

•	holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors;

•	our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity level taxation by individual states;

•	changes at any time (including on a retroactive basis) in the tax treatment of publicly traded partnerships, including related impacts on potential dropdown transactions with PBF Energy Company LLC, or an investment in our common units;

•	our unitholders will be required to pay taxes on their share of our taxable income even if they do not receive any cash distributions from us;

•	the effects of future litigation; and

•	other factors discussed elsewhere in more detail under “Risk Factors” of this prospectus and that are incorporated by reference herein.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus and the documents that are incorporated by reference herein may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements speak only as of the date of this prospectus or as of the date which they are made. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

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INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any statement contained herein, or in any documents incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. These documents contain important information about us. Any information referred to in this way is considered part of this prospectus from the date we filed that document.

We incorporate by reference the documents listed below:

•	PBFX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Annual Report”), as filed with the SEC on February 23, 2018, incorporated by reference herein as set forth above;

•	All documents filed by PBFX under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and before the termination of the exchange offer to which this prospectus relates (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

In reviewing any agreements incorporated by reference, please remember that they are included to provide you with information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus and any exhibit specifically incorporated by reference in those documents. You may request copies of those documents, at no cost, by writing or calling our general partner at the following address or telephone number:

PBF Logistics GP LLC

Attention: Secretary

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

(973) 455-7500

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors and the new notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at http://www.sec.gov, and at our website at http://www.pbflogistics.com. Information on or accessible through our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless we specifically so designate and file with the SEC.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere or incorporated by reference in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this prospectus and the documents incorporated by reference in this prospectus. You should read the following summary together with the more detailed information and consolidated financial statements, including the accompanying notes, included elsewhere or incorporated by reference in this prospectus. You should consider, among other things, the matters set forth in “Risk Factors” before deciding to participate in the exchange offer.

Unless the context otherwise requires, references in this prospectus to “PBF Logistics LP,” “PBFX,” the “Partnership,” “we,” “us” or “our” (except as set forth in the section of this prospectus titled “Information Regarding PBF Energy Company LLC”) may refer to PBF Logistics LP, one or more of its consolidated subsidiaries or all of them taken as a whole. References in this prospectus to “our general partner” or “PBF GP” refer to PBF Logistics GP LLC. Unless the context otherwise requires, references in this prospectus to “PBF Energy” refer collectively to PBF Energy Inc. and its subsidiaries, other than PBFX, its subsidiaries and our general partner. References to “PBF LLC” refer to PBF Energy Company LLC, the majority owner of our limited partnership interests and the sole member of our general partner, which provides a limited guarantee of collection of the principal amount of the notes (the “PBF LLC limited guarantee”). Any references in this prospectus to “guarantors” or the “guarantees” exclude PBF LLC and the PBF LLC limited guarantee.

PBF Logistics LP

Our Company

We are a fee-based, growth-oriented, Delaware master limited partnership formed in February 2013 by subsidiaries of PBF Energy (NYSE: PBF) and its indirect subsidiary, PBF GP, to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. Our common units trade on the New York Stock Exchange under the symbol “PBFX.” Our general partner, PBF GP, is wholly-owned by PBF LLC, a subsidiary of PBF Energy.

PBF Energy is one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. It sells its products throughout the Northeast, Midwest, Gulf Coast and West Coast regions of the United States, as well as in other regions of the United States and Canada, and is able to ship products to other international destinations. PBF Energy currently owns and operates five domestic oil refineries in Torrance, California, Delaware City, Delaware, New Orleans, Louisiana, Paulsboro, New Jersey and Toledo, Ohio, with a combined processing capacity, known as throughput, of approximately 900,000 barrels per day (“bpd”) and a weighted average Nelson Complexity Index of 12.2.

Our relationship with PBF Energy is one of our principal strengths. We receive, handle and transfer crude oil, refined products and natural gas from sources located throughout the United States and Canada and store crude oil, refined products and intermediates for PBF Energy in support of its refineries in the Northeast, Midwest, Gulf Coast and Western United States. Since we do not own any of the crude oil, refined products or natural gas that we handle nor engage in the trading of crude oil, refined products or natural gas, we have minimal direct exposure to risks associated with commodity price fluctuations. However, these risks indirectly influence our activities and results of operations over the long-term through their effects on our customer’s operations. A substantial majority of our revenue is derived from PBF Energy under various long-term, fee-based commercial agreements that generally include minimum volume commitments (“MVCs”).

We intend to continue to seek opportunities to grow our business by acquiring logistics assets from third-parties as well as acquiring additional logistics assets from PBF Energy. We also intend to pursue organic growth by constructing new assets and increasing the utilization of our existing assets. We were formed by PBF Energy to be the primary vehicle to expand the logistics assets supporting its business. We expect that PBF Energy will continue to serve as a critical source of our future growth by providing us with opportunities to purchase additional logistics assets that it currently owns or may acquire or develop in the future. PBF Energy owns and operates a substantial portfolio of associated logistics assets supporting its refineries.

Our Assets and Operations

Currently, our business consists of two operating segments: our transportation and terminaling segment and our storage segment.

The following table details our assets and the available throughput or storage capacity per asset:

Transportation and Terminaling	Capacity	Products Handled
DCR Rail Terminal	130,000 bpd unloading capacity	Crude

Toledo Truck Terminal	22,500 bpd unloading capacity	Crude

DCR West Rack	40,000 bpd throughput capacity	Crude

Toledo Storage Facility - propane loading facility	11,000 bpd throughput capacity	Propane

DCR Products Pipeline	125,000 bpd pipeline capacity	Refined products

DCR Truck Rack	76,000 bpd throughput capacity	Gasoline, distillates and LPGs

East Coast Terminals	various throughput capacity and approximately 4.2 million barrel aggregate shell capacity	Refined products

Torrance Valley Pipeline	110,000 bpd pipeline capacity	Crude

Paulsboro Natural Gas Pipeline	60,000 dekatherms per day	Natural gas

Toledo Products Terminal	various throughput capacity and 110,000 barrel aggregate shell capacity	Refined products

Storage	Capacity	Products Handled
Toledo Storage Facility	approximately 3.9 million barrel aggregate shell capacity (a)	Crude, refined products and intermediates

Chalmette Storage Tank	625,000 barrel shell capacity	Crude

(a)	Of the approximately 3.9 million barrel aggregate shell capacity, approximately 1.3 million barrels are dedicated to crude and approximately 2.6 million barrels are allocated to refined products and intermediates.

Transportation and Terminaling Segment

•	Our Delaware City Rail Unloading Terminal (“DCR Rail Terminal”) is a light crude oil rail unloading terminal and serves PBF Energy’s Delaware City and Paulsboro refineries. The DCR Rail Terminal has a double-loop track, which can hold up to two 100-car unit trains and is capable of unloading a single unit train in approximately 14 hours. The facility is connected to the Delaware City refinery’s crude tank farm by DCR’s pipeline.

•	Our Toledo Truck Unloading Terminal (“Toledo Truck Terminal”) serves PBF Energy’s Toledo refinery, is comprised of six lease automatic custody transfer (“LACT”) units, and has capabilities to provide feedstock sourcing flexibility for the refinery.

•	Our Delaware City West Heavy Unloading Rack (the “DCR West Rack”) is a heavy crude oil unloading facility and serves PBF Energy’s Delaware City refinery. The DCR West Rack consists of 25 heated unloading stations, is capable of handling 50 cars simultaneously located between two tracks and is equipped with steam and nitrogen to facilitate the unloading of heavy crude oil sourced from Canada. The facility can also unload light crude oil. Additionally, there are six other ladder tracks available, which provide the DCR West Rack with enough capacity to hold two 100-car unit trains. The facility is connected via DCR’s pipeline to the crude tank farm at the Delaware City refinery.

•	The terminaling facility at our tank farm and related facilities located at PBF Energy’s Toledo refinery, including a propane storage and loading facility (the “Toledo Storage Facility”), consists of 27 propane storage bullets and a truck loading facility.

•	Our 23.4-mile, 16-inch interstate petroleum products pipeline (the “DCR Products Pipeline”) and our 15-lane truck loading rack (the “DCR Truck Rack”) utilized to distribute gasoline, distillates and liquefied petroleum gases (“LPGs”), serve PBF Energy’s Delaware City refinery and are collectively referred to as “DCR Products Pipeline and Truck Rack.”

•	Our four refined product terminals located in and around Philadelphia, Pennsylvania (the “East Coast Terminals”) include 57 product tanks, pipeline connections to the Colonial Pipeline Company, Buckeye Partners L.P., Sunoco Logistics Partners L.P. and other proprietary pipeline systems, 26 truck loading lanes and marine facilities capable of handling barges and ships.

•	Our 189-mile San Joaquin Valley Pipeline system (the “Torrance Valley Pipeline”), which serves PBF Energy’s Torrance refinery and consists of the M55, M1 and M70 pipeline systems, including 11 pipeline stations with storage capacity and truck unloading capability at two of the stations.

•	Our interstate natural gas pipeline (the “Paulsboro Natural Gas Pipeline”), which is a 24” interstate natural gas pipeline that supports PBF Energy’s Paulsboro refinery.

•	Our Toledo refined product terminal (the “Toledo Products Terminal”), which supports PBF Energy’s Toledo refinery and is comprised of a ten-bay truck rack with chemicals, clean product and additive storage capacity.

Storage Segment

•	The Toledo Storage Facility, which services PBF Energy’s Toledo refinery and consists of 30 tanks for storing crude oil, refined products and intermediates.

•	The crude oil storage tank (the “Chalmette Storage Tank”) located at PBF Energy’s Chalmette refinery.

Business Strategies

Our primary business objectives are to maintain stable and predictable cash flows and create value for our stakeholders. We intend to achieve these objectives through the following business strategies:

•	Maintain Safe, Reliable and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance and efficiency of our operations. We seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

•	Generate Stable, Fee-Based Cash Flow. We believe our long-term, fee-based logistics contracts provide us with stable, predictable cash flows. We generate a substantial majority of our revenue from PBF Energy under various commercial agreements which include minimum quarterly volume commitments, minimum storage commitments, inflation escalators and initial terms of approximately seven to ten years. In addition, we generate third-party revenue from the East Coast Terminals, which include fee-based commercial agreements. Over time, we will continue to seek to enter into similar contracts with PBF Energy and/or third-parties that generate stable and predictable cash flows.

•	Grow Through Acquisitions and Organic Projects. We were formed by PBF Energy to be the primary vehicle to expand the logistics assets supporting its business. We expect to pursue strategic acquisitions independently and jointly with PBF Energy that complement and grow our asset base. PBF Energy has also granted us a right of first offer to acquire certain of its logistics assets. In addition, PBF Energy may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that it may acquire or construct in the future. Furthermore, we believe that our current asset base and our knowledge of the refining logistics sector will allow us to identify third-party acquisitions that will provide compelling returns to our unitholders. We believe our acquisitions of the Toledo Products Terminal and the East Coast Terminals are examples of such strategic acquisitions. In addition, we pursue strategic organic projects that enhance our existing assets and increase our revenues. The Chalmette Storage Tank is an example of a recently completed organic growth project.

•	Seek to Optimize Our Existing Assets and Pursue Third-Party Volumes. We intend to enhance the profitability of our existing and future assets by increasing throughput volumes from PBF Energy, attracting third-party volumes, improving operating efficiencies and managing costs.

Competitive Strengths

We believe we are well positioned to successfully execute our business strategies because of the following competitive strengths:

•	Relationship with PBF Energy. One of our key strengths is our relationship with PBF Energy. We serve as PBF Energy’s primary vehicle to expand the logistics assets supporting its business. We believe that PBF Energy will be incentivized to grow our business as a result of its significant indirect economic interest in us, including 100% ownership of our general partner, a 44.1% limited partnership interest in us and all of our incentive distribution rights (“IDRs”). In particular, we expect to continue to benefit from the following aspects of our relationship with PBF Energy:

•	Acquisition Opportunities. PBF Energy has granted us a right of first offer on certain logistics assets and may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that it may acquire or construct in the future. We also expect to jointly pursue strategic acquisitions with PBF Energy that complement and grow our asset base.

•	Strength of PBF Energy’s Refining Business. PBF Energy’s refineries have a combined throughput capacity of 900,000 bpd. PBF Energy’s refineries provide it with buying power advantages, and it benefits from the cost efficiencies that result from operating five large refineries. In addition, its refinery assets are located in high-demand regions where product demand exceeds refining capacity.

•	Access to Operational and Industry Expertise. We expect to continue to benefit from PBF Energy’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

•	Stable Cash Flows Supported by Long-Term, Fee-Based Contracts with Minimum Volume Commitments. We currently generate a substantial majority of our revenue under long-term, fee based contracts with PBF Energy, which include minimum volume or storage commitments and have fees adjusted for changes in the specified inflation indexes and certain increases in our operating costs for providing such services under such agreements, thereby providing us with stable and predictable minimum cash flows. Certain of our commercial agreements at the East Coast Terminals also include minimum lease capacities with fees adjusted for inflation.

•	Strategically Located and Highly Integrated Assets. Our logistics assets acquired from PBF Energy are integral to the operations of PBF Energy’s refineries. For example, our Torrance Valley Pipeline currently receives a substantial portion of the crude oil processed by the Torrance refinery, and the Toledo Truck Terminal provides important feedstock supply infrastructure for the Toledo refinery.

•	High-Quality, Well-Maintained Asset Base. We continually invest in the maintenance and integrity of our assets and have developed various programs to help us efficiently monitor and maintain the assets. We employ an asset integrity program, which focuses on risk analysis, assessment, inspection, preventive measures, repair and data integration to provide reliable operations. We also have developed and use industrial processes to monitor and control our operations. In addition, our DCR Rail Terminal, DCR West Rack and Chalmette Storage Tank all commenced operations within the past four years and require a relatively small amount of maintenance capital expenditure, relative to peers with older assets.

•	Financial Flexibility. We believe that our access to the debt and equity capital markets, as well as the capacity under our five-year $360.0 million revolving credit facility (the “Revolving Credit Facility”), provides us with the financial flexibility to execute our growth strategy.

•	Experienced Management and Operations Teams with a Demonstrated Track Record of Acquiring, Integrating and Operating Logistics Assets. Both our management and our operations teams have significant experience in the management and operation of logistics assets and the execution of expansion and acquisition strategies. Our management team has a proven track record of working together successfully to operate refining and logistics assets and to execute expansion and acquisition strategies, including while previously at Tosco Corporation and Premcor Inc.

Our Relationship with PBF Energy

PBF Energy is the indirect parent entity of PBF Holding Company LLC (“PBF Holding”), which serves as the parent company for PBF Energy’s refinery operating subsidiaries. PBF Energy is the sole managing member of PBF LLC and operates and controls all of its business and affairs and consolidates the financial results of PBF LLC and its subsidiaries, including PBF Holding. PBF LLC is a holding company for the companies that directly or indirectly own and operate PBF Energy’s business. As of the December 31, 2017, PBF Energy’s primary asset is a controlling economic interest of approximately 96.7% in PBF LLC, with the remaining economic interests in PBF LLC held by certain of PBF Energy’s current and former executive officers and directors and certain employees and others.

As of the December 31, 2017, PBF LLC holds a 44.1% limited partner interest in us, a non-economic general partner interest and all of our IDRs, with the remaining 55.9% limited partner interest held by public unitholders. We believe PBF Energy will promote and support the successful execution of our business strategies given its significant ownership in us, the importance of our assets to PBF Energy’s refining operations and its stated intention to use us as a primary vehicle to grow its logistics business.

Partnership Structure and Management

PBF Logistics LP is a Delaware limited partnership formed in February 2013. Our general partner is PBF Logistics GP LLC, a Delaware limited liability company. PBF GP owns a non-economic general partner interest in us, and we are managed and operated by its board of directors and executive officers. PBF Energy (through its ownership in PBF LLC) owns all of the ownership interests in our general partner and initially appointed the entire board of directors of our general partner. Subsequent board of directors were appointed by the directors then in office.

PBF Logistics Finance Corporation, our wholly-owned subsidiary, has no material assets or any liabilities other than as a co-issuer or guarantor of some of our indebtedness. Its activities are limited to co-issuing or guaranteeing our indebtedness and engaging in other activities incidental thereto. Each of our existing subsidiaries other than PBF Logistics Finance Corporation, and certain of our future subsidiaries, guarantee the notes.

Our principal executive offices are located at One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, and our telephone number is (973) 455-7500. Our website is located at http://www.pbflogistics.com. We make available our periodic reports and other information filed with or furnished to the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information is electronically filed with or furnished to the SEC. Information on or accessible through our website or any other website is not incorporated by reference herein (except for reports we filed with the SEC that are expressly incorporated by reference herein) and does not constitute a part of this prospectus.

PBF Energy Company LLC

PBF LLC is a holding company for the companies that directly or indirectly own and operate PBF Energy’s business. PBF LLC provides a limited guarantee of collection of the principal amount of the notes. PBF LLC also provides a similar limited guarantee of collection under our Revolving Credit Facility. Under the PBF LLC limited guarantee, holders will not be entitled to obtain any recovery of principal from PBF LLC after an event of default unless and until holders have first exhausted their remedies against the issuers and guarantors. See “Risk Factors—Risks Related to the Notes—Payment of principal and interest on the notes is effectively subordinated to our senior secured debt to the extent of the value of the assets securing the debt and structurally subordinated as to the indebtedness of any of our subsidiaries that do not guarantee the notes” and “Information Regarding PBF Energy Company LLC.”

PBF LLC’s principal executive offices are located at One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, and PBF LLC’s telephone number is (973) 455-7500.

Organizational Structure

The following simplified diagram depicts our organizational structure as of December 31, 2017:

(1)	PBF LLC provides a limited guarantee of collection of the principal amount of the notes. See “Description of Notes—Brief Description of the Notes and the Guarantees—The Note Guarantees.”

The Exchange Offer

On October 6, 2017, we completed a private offering of $175,000,000 aggregate principal amount of the old notes. We entered into a registration rights agreement with the initial purchasers in connection with the offering in which we agreed to deliver to you this prospectus and to use commercially reasonable efforts to consummate the exchange offer not later than 365 days after the date of original issuance of the old notes. The new notes will be treated as a single class with the existing registered notes and will have the same terms as those of the existing registered notes.

Exchange Offer	We are offering to exchange new notes for old notes. The terms of the new notes are substantially identical to the terms of the old notes that were issued on October 6, 2017, except that the new notes will be registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for payments of additional interest included in the registration rights agreement relating to the old notes.

You may only exchange notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on May 4, 2018, unless we decide to extend it. We do not currently intend to extend the expiration date.

Resale	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:

•	you are acquiring the new notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Any holder of old notes who:

•	is our affiliate;

•	does not acquire new notes in the ordinary course of its business; or

•	tenders its old notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of new notes,

cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

Procedures for Tendering Old Notes	If you hold old notes that were issued in book-entry form and are represented by global certificates held for the account of The Depository Trust Company (“DTC”), in order to participate in the exchange offer, you must follow the procedures established by DTC for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that (i) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program, and (ii) DTC confirms that:

•	DTC has received your instructions to exchange your old notes, and

•	you agree to be bound by the terms of the letter of transmittal for holders of global notes.

If you hold old notes that were issued in definitive, certificated form, in order to participate in the exchange offer, you must deliver the certificates representing your notes, together with a properly completed and duly executed letter of transmittal for holders of definitive notes to the exchange agent.

For more information on tendering your old notes, please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer,” “—Procedures for Tendering,” and “Description of Notes—Book Entry; Delivery and Form.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under ATOP for transfer of book-entry interests, prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of old notes at any time prior to the expiration date. To withdraw tenders of notes held in global form, you must submit a notice of withdrawal to the exchange agent using

ATOP procedures before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer. To withdraw tenders of notes held in definitive form, you must submit a written or facsimile notice of withdrawal to the exchange agent before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Withdrawal of Tenders.”

Acceptance of Old Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of old notes, we will accept any and all old notes that you properly tender in the exchange offer before 12:00 a.m. midnight New York City time on the expiration date. We will return any old note that we do not accept for exchange to you without expense promptly after the expiration or termination of the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer.”

Fees and Expenses	We will bear expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Fees and Expenses.”

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Old Notes	If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register the old notes under the Securities Act except in limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Consequences	The exchange of new notes for old notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Consequences.”

Exchange Agent	We have appointed Deutsche Bank Trust Company Americas as the exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent as follows:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

5022 Gate Parkway, Suite 200

Jacksonville, Florida 32256

Attn: Reorg Dept

For telephone assistance, please call (877) 843-9767.

The Terms of the New Notes

The new notes will be substantially identical to the old notes except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. The new notes will evidence the same debt as the old notes, and the same indenture will govern the new notes, the old notes and the existing registered notes. The new notes will be treated as a single class with the existing registered notes and will have the same terms as those of the existing registered notes.

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of Notes.”

Issuers	PBF Logistics LP and PBF Logistics Finance Corporation.

PBF Logistics Finance Corporation is a wholly-owned subsidiary of PBF Logistics LP that has no material assets and was formed for the sole purpose of being a co-issuer or guarantor of certain of our indebtedness.

Securities	$175.0 million aggregate principal amount of 6.875% Senior Notes due 2023 (the “new notes”).

Maturity date	May 15, 2023.

Interest payment dates	May 15 and November 15 of each year, commencing on May 15, 2018. Interest on each new note accrues from the last interest payment date on which interest was paid on the surrendered old note or, if no interest has been paid on such old note, from May 15, 2017.

Ranking	The new notes will be our general senior unsecured obligations. The new notes will:

•	rank equally in right of payment with all of our existing and future senior indebtedness, including amounts outstanding under our Revolving Credit Facility, and the existing registered notes;

•	be effectively subordinated to any of our secured indebtedness, including our obligations in respect of our Revolving Credit Facility, to the extent of the value of the collateral securing such indebtedness;

•	rank senior in right of payment to any of our future subordinated indebtedness; and

•	be structurally subordinated to all indebtedness and obligations of our subsidiaries that do not guarantee the new notes.

As of December 31, 2017, we have $29.7 million of secured indebtedness and $3.6 million of letters of credit outstanding under our Revolving Credit Facility, $525.0 million of unsecured indebtedness consisting of the notes, and an additional $326.7 million of total unused borrowing capacity under the Revolving Credit Facility. Subsequent to the issuance of the old notes, we used the net proceeds to pay down the Revolving Credit Facility and for general partnership purposes.

Guarantees	The new notes will be jointly and severally guaranteed by all of our existing subsidiaries (other than PBF Logistics Finance Corporation) and by certain of our future subsidiaries, which we refer to as “the guarantors.” The guarantors own substantially all of our consolidated assets. Each guarantee of the new notes will:

•	be a general unsecured obligation of the subsidiary guarantor;

•	rank equally in right of payment with all existing and future senior indebtedness of that subsidiary guarantor, including its guarantee of indebtedness under our Revolving Credit Facility and the existing registered notes;

•	be effectively subordinated to any secured indebtedness of that subsidiary guarantor, including its secured guarantee of indebtedness under the Revolving Credit Facility, to the extent of the value of the collateral securing such indebtedness;

•	rank senior in right of payment to any future subordinated indebtedness of that subsidiary guarantor; and

•	be structurally subordinated to all future liabilities of any guarantor’s subsidiary that does not guarantee the new notes.

A guarantor’s guarantee of the new notes will be released under certain circumstances, including if such guarantor’s guarantee of the Revolving Credit Facility is released. See “Description of Notes—Brief Description of the Notes and the Guarantees—Note Subsidiary Guarantees” for a description of other circumstances in which a guarantor’s guarantee of the new notes may be released.

PBF LLC provides a limited guarantee of collection of the principal amount of the new notes. Under the PBF LLC limited guarantee, PBF LLC would not have any obligation to make principal payments with respect to the notes unless all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against us with respect to such payment obligation, and holders of the notes are still owed amounts in respect of the principal of the notes. PBF LLC is not otherwise subject to the covenants of the indenture governing the notes. See “Description of Notes—Brief Description of the Notes and the Guarantees—The Note Guarantees.”

Optional redemption	At any time prior to May 15, 2018, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the new notes in an amount not greater than the net cash proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount of the new notes, plus any accrued and unpaid interest to the date of redemption.

On or after May 15, 2018, we may redeem all or part of the new notes, in each case at the redemption prices described under “Description of Notes—Optional Redemption,” together with any accrued and unpaid interest to the date of redemption.

In addition, prior to May 15, 2018, we may redeem all or part of the new notes at a “make-whole” redemption price described under “Description of Notes—Optional Redemption,” together with any accrued and unpaid interest to the date of redemption.

Mandatory offers to purchase	If we undergo certain change of control events, holders of the new notes will have the right to require us to purchase all or any part of the notes at a price equal to 101% of the aggregate principal amount of the notes, together with any accrued and unpaid interest to the date of purchase. See “Description of Notes—Repurchase at the Option of Holders—Change of Control Triggering Event.” In connection with certain asset dispositions, we will be required to use the net cash proceeds of the asset dispositions (subject to our right to reinvest such net cash proceeds) to make an offer to purchase the new notes at 100% of the principal amount, together with any accrued and unpaid interest to the date of purchase. See “Description of Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain covenants	The indenture governing the notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	make investments;

•	incur additional indebtedness or issue preferred units;

•	pay dividends or make distributions on units or redeem or repurchase our subordinated debt;

•	create liens;

•	incur dividend or other payment restrictions affecting subsidiaries;

•	sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

These covenants are subject to important exceptions and qualifications. In addition, many of the covenants will terminate before the notes mature if both Moody’s and Standard & Poor’s assign the notes an investment grade rating in the future and no events of default exist under the indenture. Any covenants that cease to apply to us as a result of achieving an investment grade rating will not be restored, even if the credit rating assigned to the notes later falls below an investment grade rating. See “Description of Notes—Certain Covenants—Covenant Termination.”

Transfers; Absence of a Public Market for the New Notes	The new notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or any automated dealer quotation system. See “Risk Factors—Risks Related to the Exchange Offer—Your ability to transfer the new notes may be limited by the absence of a trading market.”

Risk factors	You should carefully consider all the information in the prospectus prior to exchanging your old notes. See “Risk Factors” for a description of some of the risks you should consider in evaluating whether or not to tender your old notes.

RISK FACTORS

An investment in the new notes involves risks. In addition to the risks described below, you should carefully read all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus before deciding whether to participate in the exchange offer (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our 2017 Annual Report, as well as “Description of Notes” in this prospectus). If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, our ability to fulfill our obligations under the notes and the trading price of the notes could be materially affected, and you could lose all or part of your investment.

The risks described below and in such documents incorporated by reference into this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations.

This prospectus and the documents we have incorporated by reference into this prospectus also contain forward-looking statements that involve risks and uncertainties, some of which are described in the documents incorporated by reference into this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below or incorporated by reference into this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Exchange Offer

If you choose not to exchange your old notes in the exchange offer, the transfer restrictions currently applicable to your old notes will remain in force and the market price of your old notes could decline.

If you do not exchange your old notes for new notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the old notes as set forth in the offering memorandum distributed in connection with the private offering of the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

If you do not exchange your old notes for new notes in the exchange offer and other holders of old notes tender their old notes in the exchange offer, the total principal amount of the old notes remaining after the exchange offer will be less than it was prior to the exchange offer, which may have an adverse effect upon and increase the volatility of, the market price of the old notes due to reduction in liquidity.

Your ability to transfer the new notes may be limited by the absence of a trading market.

The new notes will be new securities for which currently there is no trading market. We do not currently intend to apply for listing of the new notes on any securities exchange or stock market. Although the initial purchasers informed us that they intended to make a market in the notes, they are not obligated to do so. In addition, they may discontinue any such market making at any time without notice. The liquidity of any market for the new notes will depend on the number of holders of those notes, the interest of securities dealers in making a market in those notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. We cannot assure you that the market, if any, for the new notes will be free from similar disruptions. Any such disruption may adversely affect the note holders.

Future trading prices of the new notes will depend on many factors, including:

•	our subsidiaries’ operating performance and financial condition;

•	the interest of the securities dealers in making a market in the new notes; and

•	the market for similar securities.

You may not receive the new notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the new notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person or entity through which your old notes are held and instruct that person or entity to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the new notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

Risks Related to the Notes

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

We and our subsidiaries may be able to incur substantial indebtedness in the future. Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, organic growth projects, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Any borrowings and letters of credit issued under our Revolving Credit Facility will be secured, and as a result, effectively senior to the notes and the guarantees of the notes by the guarantors, to the extent of the value of the collateral securing that indebtedness. In addition, the holders of any future debt we may incur that ranks equally with the notes will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

Our current and future debt levels may limit our flexibility to obtain financing and to pursue other business opportunities.

As of December 31, 2017, we have $29.7 million of secured indebtedness and $3.6 million of letters of credit outstanding under our Revolving Credit Facility, $525.0 million of unsecured indebtedness consisting of the notes, and an additional $326.7 million of total unused borrowing capacity under the Revolving Credit Facility. Subsequent to the issuance of the old notes, we used the net proceeds to pay down the Revolving Credit Facility and for general partnership purposes. Our level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and payments of our debt obligations, including the notes; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Any of these factors could result in a material adverse effect on our business, financial condition, results of operations, business prospects and ability to satisfy our obligations under the notes.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions to our unitholders, reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We do not have the same flexibility as other types of organizations to accumulate cash which may limit cash available to service the notes or to repay them at maturity.

Subject to the limitations on restricted payments contained in the indenture governing the notes and in our Revolving Credit Facility and any other indebtedness, we distribute all of our “available cash” each quarter to our unitholders of record on the applicable record date. Available cash generally means, for any quarter, all cash on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including cash reserves for our future capital expenditures and anticipated future debt service requirements subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to unitholders, and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

As a result, we do not accumulate significant amounts of cash and thus do not have the same flexibility as corporations or other entities that do not pay dividends or have complete flexibility regarding the amounts they will distribute to their equity holders. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on the notes. The board of directors of our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating subsidiaries as it determines are necessary or appropriate.

Although our payment obligations to our unitholders are subordinate to our payment obligations with respect to the notes, the value of our units will decrease in correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

Payment of principal and interest on the notes is effectively subordinated to our senior secured debt to the extent of the value of the assets securing the debt and structurally subordinated as to the indebtedness of any of our subsidiaries that do not guarantee the notes.

The notes are our senior unsecured debt and rank equally in right of payment with all of our other existing and future unsubordinated debt. The notes are effectively junior to all our existing and future secured debt, including our Revolving Credit Facility, to the extent of the value of the assets securing the debt, to any debt of our future subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes to the extent of the value of the assets securing the debt. Holders of our secured obligations, including obligations under our Revolving Credit Facility, will have claims that are prior to claims of holders of the notes with respect to the assets securing those obligations. In the event of liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, our assets and those of our subsidiaries will be available to pay obligations on the notes and the guarantees only after holders of our senior secured debt have been paid the value of the assets securing such debt.

In addition, although all of our existing subsidiaries, other than PBF Logistics Finance Corporation, guarantee the notes, in the future, under certain circumstances, the guarantees are subject to release and we may have subsidiaries that are not guarantors. In that case, the notes would be structurally junior to the claims of all creditors, including trade creditors and tort claimants, of our subsidiaries that are not guarantors. In the event of the liquidation, dissolution, reorganization, bankruptcy or similar proceeding of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us or the holders of the notes. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the notes.

Further, although PBF LLC provides a limited guarantee of collection of the principal amount of the notes, under the terms of such guarantee, PBF LLC will generally not have any obligation to make principal payments with respect to the notes unless and until all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against us with respect to such payment obligations, and holders of the notes are still owed amounts in respect of the principal of the notes. In addition, PBF LLC is not subject to any of the covenants under the indenture governing the notes.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability, including contingent liabilities, on its existing debts as they become absolute and mature; or

•	it could not pay its debts as they became due.

We cannot assure you as to what standard for measuring insolvency a court would apply or that a court would agree with our conclusions.

We may not be able to repurchase the notes upon a change of control triggering event and a change of control triggering event could result in us facing substantial repayment obligations under our Revolving Credit Facility and the notes.

Upon occurrence of a change of control triggering event, the indenture provides that you will have the right to require us to repurchase all or any part of your notes with a cash payment equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest. Additionally, our ability to repurchase the notes upon such a change of control triggering event would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements. In addition, our Revolving Credit Facility contains provisions relating to change of control of our general partner, our partnership and our operating subsidiaries. Upon a change of control triggering event, we may be required immediately to repay the outstanding principal, any accrued and unpaid interest on and any other amounts owed by us under our Revolving Credit Facility, the notes and any other outstanding indebtedness. The source of funds for these repayments would be our available cash or cash generated from other sources. However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under our Revolving Credit Facility would have the right to foreclose on our assets, which would have a material adverse effect on us. Furthermore, certain change of control events would constitute an event of default under the agreement governing our Revolving Credit Facility and we might not be able to obtain a waiver of such defaults. There is no restriction in our partnership agreement on the ability of our general partner to enter into a transaction which would trigger the change of control provisions of our Revolving Credit Facility, or the indenture governing the notes.

Many of the covenants in the indenture will terminate if the notes are rated investment grade by Moody’s and Standard & Poor’s.

Many of the covenants in the indenture governing the notes will terminate if the notes are rated investment grade by Moody’s and Standard & Poor’s, provided at such time no default under the indenture has occurred and is continuing. These covenants will restrict, among other things, our ability to pay distributions, incur debt, and to enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, that the notes will maintain these ratings. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of Notes—Certain Covenants.”

The indenture governing the notes and our Revolving Credit Facility contain restrictions which could adversely affect our business, financial condition, results of operations and our ability to service our indebtedness.

We are dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations. The indenture governing the notes and our Revolving Credit Facility contain, and any future financing agreements may contain, operating and financial restrictions and covenants that could restrict our ability to finance future operations or capital needs, or to expand or pursue our business activities, which may, in turn, limit our ability to service our indebtedness. For example, our Revolving Credit Facility and the indenture that governs the notes restrict our ability to, among other things:

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred units;

•	pay dividends or make distributions on units or redeem or repurchase our subordinated debt;

•	create liens;

•	incur dividend or other payment restrictions affecting subsidiaries;

•	sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Furthermore, our Revolving Credit Facility contains covenants requiring us to maintain certain financial ratios.

The provisions of our Revolving Credit Facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our existing debt could result in an event of default that could enable our lenders, subject to the terms and conditions of such debt, to declare the outstanding principal, together with accrued interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full and the holders of our units could experience a partial or total loss of their investment.

The trading price of the notes may be volatile and can be directly affected by many factors, including our credit rating.

The trading price of the notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade securities, general economic conditions and securities analysts’ recommendations, if any, regarding our securities. Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading price of the notes, or the trading market for the notes, to the extent a trading market for the notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading price of the notes.

Tax Risks Related to the Notes

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation for U.S. federal income tax purposes or we become subject to material additional amounts of entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for payments on the notes and our other debt obligations.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a publicly traded partnership such as ours to be treated as a corporation rather than a partnership for U.S. federal income tax purposes. Although we do not believe based upon our current operations that we are so treated, a change in our business or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal tax on our taxable income at the corporate tax rate, and would likely pay state income tax at varying rates. Therefore, our treatment as a corporation would result in a material reduction in our anticipated cash flow and could materially adversely affect our ability to make payments on the notes and our other debt obligations.

Current law may change so as to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes, or other proposals, will be reconsidered or will ultimately be enacted. Any such changes could negatively impact the amount of cash available for payments on the notes and our other debt obligations.

In addition, changes in current state laws may subject us to additional entity-level taxation by individual states. Several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation because of widespread state budget deficits. Imposition of any such taxes on us may reduce the cash available for payments on the notes and our other debt obligations.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive old notes in a like principal amount. The form and terms of the new notes are substantially identical in all respects to the form and terms of the old notes, except the new notes will be registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for additional interest. Old notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in our capitalization.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals. You should read the ratio of earnings to fixed charges in conjunction with our consolidated financial statements and the related notes thereto which are incorporated by reference into this prospectus.

	Year Ended December 31,
	2017	2016	2015	2014 (2)	2013 (2)
Ratio of earnings to fixed charges (1)	5.1x	4.5x	5.4x	7.5x	—	(3)

(1)	Represents results of operations of the predecessor for periods prior to May 14, 2014, the date of our initial public offering. As the acquisitions from PBF LLC represented the transfer of assets between entities under common control, the consolidated financial statements of us and our predecessor have been retrospectively adjusted to present results as if the assets have been owned by us historically.

(2)	Represents results of operations of our predecessor prior to May 14, 2014, the date of our initial public offering, and our historical results of operations thereafter. Prior to our initial public offering, our assets were operated as a part of the integrated operations of PBF Holding, and our predecessor recognized only the costs and did not record revenue, with the exception of the DCR Products Pipeline, associated with transportation, terminaling, or storage services provided on an intercompany basis.

(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2013 by $14.7 million.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

At the closing of the offering of the old notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed, for the benefit of the holders of the old notes, at our cost, to file an exchange offer registration statement with the SEC with respect to the exchange offer for the new notes, and use commercially reasonable efforts to consummate the exchange offer not later than 365 days after the date of original issuance of the old notes.

Upon the SEC’s declaring the exchange offer registration statement effective, we agreed to offer the new notes in exchange for surrender of the old notes. We agreed to keep the exchange offer open for a period of not less than 20 business days after the date notice thereof is sent to the holders of the old notes.

For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the surrendered old note or, if no interest has been paid on such old note, from May 15, 2017. The registration rights agreement also provides that we shall use commercially reasonable efforts to keep the registration statement effective and to amend and supplement this prospectus in order to permit this prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for such period of time as such persons must comply with such requirements in order to resell the new notes; provided, however, that (i) in the case where this prospectus and any amendment or supplement thereto must be delivered by a broker-dealer who holds notes that were acquired for its own account as a result of market making activities or other trading activities or an initial purchaser, such period shall be the lesser of 180 days and the date on which all broker-dealers and the initial purchasers have sold all new notes held by them (unless such period is extended), and (ii) upon request we shall make this prospectus and any amendment or supplement thereto available to any broker-dealer for use in connection with any resale of new notes for a period of not less than 90 days after the consummation of the exchange offer.

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the new notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes; and

•	you are acquiring the new notes in the ordinary course of your business.

If you are an affiliate of ours or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, or are not acquiring the new notes in the ordinary course of your business:

•	you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

This prospectus may be used for an offer to resell, resale or other transfer of new notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution” for more details regarding the transfer of new notes.

Under the circumstances set forth below, we will use commercially reasonable efforts to cause the SEC to declare effective (unless it becomes effective automatically) a shelf registration statement with respect to the resale of the notes within the time periods specified in the registration rights agreement and keep the statement effective for one year (unless such period is extended) from the effective date of such shelf registration statement or such shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant thereto or are no longer restricted securities as defined in Rule 144 under the Securities Act. These circumstances include:

•	if any changes in law or applicable interpretations thereof by the SEC do not permit us to effect an exchange offer as contemplated by the registration rights agreement;

•	if an exchange offer is not consummated within 365 days after the date of original issuance of the old notes;

•	if any initial purchaser so requests with respect to the old notes not eligible to be exchanged for the new notes and held by it following the consummation of the exchange offer; or

•	if any holder, other than a broker-dealer, is not eligible to participate in the exchange offer, or if any holder, other than a broker-dealer, that participates in the exchange offer does not receive freely tradeable new notes in exchange for tendered old notes, other than due solely to the status of such holder as an “affiliate” of the Company within the meaning of the Securities Act.

Under the registration rights agreement, subject to certain exceptions, if (i) the exchange offer has not been consummated or a shelf registration statement has not been declared effective by the SEC, in each case, on or prior to the 365th day after the date of original issuance of the old notes, or (ii) if applicable, a shelf registration statement has been declared effective but thereafter ceases to be effective at any time (other than because of the sale of all of the notes registered thereunder), then additional interest will accrue on the principal amount of the old notes at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue), up to a maximum of 1.00% per annum of additional interest, beginning on the 366th day after the date of original issuance of the old notes, in the case of clause (i) above, or the day such shelf registration statement ceases to be effective in the case of clause (ii) above, until the exchange offer is completed or the shelf registration statement, if required, becomes effective.

Holders of the old notes will be required to make certain representations to us in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement in order to have their old notes included in the shelf registration statement. See “—Your Representations to Us.”

This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement which includes this prospectus.

Except as set forth above, after consummation of the exchange offer, holders of old notes which are the subject of the exchange offer have no registration or exchange rights and are not entitled to additional interest under the registration rights agreement. See “—Consequences of Failure to Exchange.”

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letters of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to 12:00 a.m. midnight New York City time on the expiration date. We will issue new notes in principal amount equal to the principal amount of old notes surrendered in the exchange offer. Old notes may be tendered only for new notes and only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $175,000,000 in aggregate principal amount of the old notes is outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Old notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These old notes will continue to be entitled to the rights and benefits such holders have under the indenture relating to the notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letters of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 12:00 a.m. midnight, New York City time, on May 4, 2018, unless, in our sole discretion, we extend it. If we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any old notes by giving oral or written notice of such extension to their holders. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes (only in the case that we amend or extend the exchange offer);

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any extension, termination or amendment will be followed promptly by oral or written notice thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the old notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we may extend the exchange offer. In the event of a material change in the exchange offer, including the waiver by us of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new notes for, any old notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if, in our reasonable judgment, (i) the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC, or (ii) any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting old notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering,” “Your Representations to Us” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

We expressly reserve the right at any time or from time to time to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving written notice of the extension to the holders. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m, New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them or waive them in our sole discretion, in whole or in part, at any time at or before the expiration of the exchange offer. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your old notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person or entity through which your old notes are held and instruct that person or entity to tender on your behalf. If you have any questions or need help in exchanging your notes, please call the exchange agent, whose contact information is set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

Procedures for Tendering Notes Represented by Global Notes Held in Book-Entry Form

All of the old notes were issued in book-entry form and are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the old notes issued in book-entry form and represented by global certificates held for the account of DTC may be tendered using the ATOP procedures. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their old notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender old notes and that the participant agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant agrees to be bound by the notice of guaranteed delivery.

By using the ATOP procedures to exchange old notes, you will not be required to deliver a letter of transmittal for holders of global notes to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Guaranteed delivery procedures are set forth below under “Exchange Offer—Guaranteed Delivery Procedures.”

Procedures for Tendering Notes Held in Definitive Form

If you hold your notes in definitive certificated form, you are required to physically deliver your notes to the exchange agent, together with a properly completed and duly executed copy of the letter of transmittal for holders of definitive notes, prior to 12:00 a.m. midnight, New York time, on the expiration date of the exchange offer or follow the guaranteed delivery procedures set forth below under “Exchange Offer—Guaranteed Delivery Procedures.”

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letters of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	in the case of old notes issued in book-entry form and represented by global certificates held for the account of DTC, (1) a book-entry confirmation of such old notes into the exchange agent’s account at DTC and (2) a properly transmitted agent’s message; or

•	in the case of old notes held in definitive form, (1) the certificates representing such notes and (2) a properly completed and duly executed letter of transmittal relating to such definitive notes.

Return of Old Notes Not Accepted or Exchanged

If we do not accept any tendered old notes for exchange or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to their tendering holder. Such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the applicable letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not our “affiliate” (as defined in Rule 405 of the Securities Act) or an “affiliate” of any guarantor;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of new notes; and

•	if you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Guaranteed Delivery Procedures

If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s ATOP system in the case of old notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such old notes and the principal amount of old notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation of transfer of the old notes into the exchange agent’s account at DTC and documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your old notes according to the guaranteed delivery procedures.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date. For a withdrawal to be effective with respect to notes held in book-entry form and represented by global certificates you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn old notes and otherwise comply with the procedures of DTC. To withdraw tenders of notes held in definitive form, you must submit a written or facsimile notice of withdrawal to the exchange agent before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any old notes in global form that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with DTC for the old notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following the procedures described under “—Procedures for Tendering” above at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

Fees and Expenses

We may make solicitation by mail, facsimile, telephone, electronic mail or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	all registration and filing fees and expenses;

•	all fees and expenses of compliance with federal securities and state “blue sky” or securities laws;

•	accounting fees, legal fees incurred by us, disbursements and printing, messenger and delivery services, and telephone costs; and

•	related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the old notes tendered,

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or

•	a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the applicable letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

If you do not exchange new notes for your old notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless the offer or sale is either registered under the Securities Act or exempt from the registration under the Securities Act and applicable state securities laws. No holder who was eligible to exchange such holder’s old notes at the time the exchange offer was pending and consummated and failed to validly tender such old notes for exchange pursuant to the exchange offer shall be entitled to receive any additional interest that would otherwise accrue subsequent to the date the exchange offer is consummated. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the old notes. This carrying value is the aggregate principal amount of the old notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the terms “PBFX,” “our” or “we” refer only to PBF Logistics LP and not to any of its subsidiaries, the term “Finance Corp.” refers to PBF Logistics Finance Corporation and the term “Issuers” refers to PBFX and Finance Corp.

On October 6, 2017, the Issuers issued $175,000,000 aggregate principal amount of 6.875% senior notes due 2023 (the “old notes”) under a supplemental indenture to the indenture dated as of May 12, 2015 (as amended, the “indenture”) among themselves, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. On May 12, 2015, the Issuers issued $350,000,000 of 6.875% senior notes due 2023 (the “existing registered notes”) under the indenture, which were subsequently registered under the Securities Act. The old notes constitute “Additional Notes” under the indenture, and are treated as a single series with the existing registered notes and will have the same terms as the existing registered notes, except that the old notes have registration rights pursuant to which we are hereby offering to exchange old notes for new notes. Holders of the old notes, new votes and existing registered notes vote as one class under the indenture. Once exchanged for new notes registered under the Securities Act, the old notes are expected to have the same CUSIP number as, and to trade fungibly with, the existing registered notes. Unless the context otherwise requires, references to the “notes” shall mean the old notes, the new notes and the existing registered notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the certain provisions of the indenture relating to the notes. It does not purport to be complete, and is qualified in its entirety by reference to all of the provisions of those agreements. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture and this prospectus.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	are general unsecured obligations of the Issuers;

•	are pari passu in right of payment with all existing and future senior Indebtedness of the Issuers, including the Indebtedness outstanding under the Credit Agreements;

•	are senior in right of payment to any future subordinated Indebtedness of the Issuers;

•	are unconditionally guaranteed by the Subsidiary Guarantors on a senior unsecured basis;

•	benefit from a guarantee of collection from PBF Energy Company LLC (“PBF LLC” and, such guarantee of collection, the “PBF LLC limited guarantee”);

•	are effectively subordinated to all of our secured Indebtedness (including Indebtedness under the Credit Agreements), to the extent of the value of the collateral securing such Indebtedness; and

•	are structurally subordinated to any of liabilities of our Subsidiaries that are not Subsidiary Guarantors.

As of December 31, 2017, we have $29.7 million of secured indebtedness and $3.6 million of letters of credit outstanding under our Revolving Credit Facility, $525.0 million of unsecured indebtedness consisting of the notes, and an additional $326.7 million of total unused borrowing capacity under the Revolving Credit Facility. Subsequent to the issuance of the old notes, we used the net proceeds to pay down the Revolving Credit Facility and for general partnership purposes. See “Risk Factors—Risks Related to the Notes—Payment of principal and interest on the notes is effectively subordinated to our senior secured debt to the extent of the value of the assets securing the debt and structurally subordinated as to the indebtedness of any of our subsidiaries that do not guarantee the notes.”

The Note Guarantees

Each guarantee of the notes by a Subsidiary Guarantor:

•	are a general unsecured obligation of the Subsidiary Guarantor;

•	are pari passu in right of payment with all existing and future senior Indebtedness of that Subsidiary Guarantor, including such Subsidiary Guarantor’s guarantee of Indebtedness under the Credit Agreements;

•	are senior in right of payment to any future subordinated Indebtedness of that Subsidiary Guarantor;

•	are effectively subordinated to all secured Indebtedness of the Subsidiary Guarantor (including its guarantees of Indebtedness under the Credit Agreements), to the extent of the value of the collateral securing such Indebtedness; and

•	are structurally subordinated to any liabilities of any Subsidiaries of the Subsidiary Guarantor that are not Subsidiary Guarantors.

The notes are guaranteed by all of PBFX’s domestic subsidiaries (other than PBF Logistics Finance Corporation). In addition, PBF LLC provides the PBF LLC limited guarantee. Under the PBF LLC limited guarantee, PBF LLC does not have any obligation to make principal payments with respect to the notes unless all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against PBFX with respect to such payment obligation, and holders of the notes are still owed amounts in respect of the principal of the notes. PBF LLC is not otherwise subject to the covenants in the indenture governing the notes. See “Risk Factors—Risks Related to the Notes—Payment of principal and interest on the notes is effectively subordinated to our senior secured debt to the extent of the value of the assets securing the debt and structurally subordinated as to the indebtedness of any of our subsidiaries that do not guarantee the notes.” Under certain circumstances described below under the subheading “—Certain Covenants—Additional Guarantors,” in the future one or more of our newly created or acquired Subsidiaries may not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guaranteeing Subsidiaries, such Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

As of the date of this prospectus, all of our Subsidiaries are Restricted Subsidiaries. However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture and will not guarantee the notes.

Finance Corp.

Finance Corp. is a Delaware corporation and a wholly-owned subsidiary of PBFX that has been formed for the purpose of acting as co-issuer of the notes. Finance Corp. is nominally capitalized, does not have material assets and does not have any operations or revenues. As a result, investors should not expect Finance Corp. to participate in servicing the interest and principal obligations on the notes. See “—Certain Covenants—Limitations on Finance Corp. Activities.”

Principal, Maturity and Interest

The Issuers initially issued $350.0 million in aggregate principal amount of existing registered notes. Upon the issuance of the old notes, the outstanding aggregate principal amount of the notes is $525.0 million. The Issuers may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock.” The old notes, the new notes and the existing registered notes and any additional notes subsequently issued under the indenture, will be treated as a single class of notes for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, references to “notes” for all purposes of the indenture and this “Description of Notes” include any additional notes that are actually issued. The Issuers will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on May 15, 2023.

Interest on the notes accrues at the rate of 6.875% per annum and will be payable semi-annually in arrears on May 15 and November 15. The Issuers will make each interest payment to the holders of record on the immediately preceding May 1 and November 1. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a business day, the interest payment to be made on such interest payment date will be made on the next succeeding business day with the same force and effect as if made on such interest payment date, and no additional interest will accrue solely as a result of such delayed payment.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to PBFX, the Issuers will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee currently acts as paying agent, registrar and transfer agent. The Issuers may change the paying agent or registrar without prior notice to the holders of the notes, and PBFX, Finance Corp. or any of PBFX’s other Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer or exchange. The Issuers will not be required to transfer or exchange any note selected for redemption. Also, the Issuers will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Subsidiary Guarantees

All of our existing Subsidiaries (other than Finance Corp.) jointly and severally, guarantee the notes on a senior unsecured basis. Additional Domestic Subsidiaries of PBFX will be required to guarantee the notes under the circumstances described under “—Certain Covenants—Additional Guarantors.” These Note Subsidiary

Guarantees are joint and several obligations of the Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its Note Subsidiary Guarantee are limited as necessary to prevent that Note Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Notes—The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.”

Except as set forth in the next paragraph, a Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the resulting, transferee or surviving Person), another Person, other than PBFX or another Subsidiary Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the assets in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than PBFX or another Subsidiary Guarantor) assumes all obligations of that Subsidiary Guarantor under the indenture and its Note Subsidiary Guarantee via a supplemental indenture; or

(b) the transaction does not violate the “Asset Sale” provisions of the indenture.

The Note Subsidiary Guarantee of a Subsidiary Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) PBFX or a Subsidiary Guarantor, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of the Capital Stock of that Subsidiary Guarantor after which the applicable Subsidiary Guarantor is no longer a Subsidiary of PBFX, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if PBFX designates any Restricted Subsidiary that is a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon the release or discharge of the guarantee by such Subsidiary Guarantor with respect to the Indebtedness under the Credit Agreements or the guarantee that resulted in the creation of such Subsidiary Guarantee; provided, however, that if, at any time following such release, that Subsidiary Guarantor later guarantees Indebtedness of any Issuer under the Credit Agreements, then such Subsidiary Guarantor shall provide a Note Subsidiary Guarantee at such time if required in accordance with the covenant described under the caption “—Certain Covenants—Additional Guarantors”;

(5) upon the merger, amalgamation or consolidation of such Subsidiary Guarantor with and into an Issuer or another Subsidiary Guarantor that is the surviving Person in such merger, amalgamation or consolidation, or upon the liquidation or dissolution of such Subsidiary Guarantor;

(6) upon Legal Defeasance or Covenant Defeasance as described below under the caption “—Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the indenture as described below under the caption “—Satisfaction and Discharge”; or

(7) as described under “—Amendment, Supplement and Waiver”.

Optional Redemption

At any time prior to May 15, 2018, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding notes (including any additional notes) issued under the indenture at a redemption price of 106.875% of the principal amount with an amount equal to or less than the net cash proceeds of one or more Equity Offerings, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date); provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by PBFX and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

On or after May 15, 2018, the Issuers may, on one or more occasions, redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to, but excluding, the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of each year indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2018	105.156%
2019	103.438%
2020	101.719%
2021 and thereafter	100.000%

At any time prior to May 15, 2018, the Issuers may, on one or more occasions, also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, thereon to, but excluding, the redemption date, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. The notice need not set forth the Applicable Premium but only the manner of calculation of the redemption price. The indenture will provide that, with respect to any such redemption, the Issuers will notify the trustee of the Applicable Premium with respect to the notes promptly after the calculation and that the trustee will not be responsible for such calculation.

Mandatory Redemption; Open Market Purchases

Neither of the Issuers is required to make mandatory redemption or sinking fund payments with respect to the notes. The Issuers are not prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis, by lot or such other similar method in accordance with the procedures of DTC.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail or delivered via electronic transmission at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed or delivered via electronic transmission more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notice of any redemption of the notes (including upon an Equity Offering, in connection with a transaction (or series of related transactions) that constitute a Change of Control or otherwise) may, at the Issuers’ discretion, be given prior to the completion thereof and be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering, Change of Control or such other transaction. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuers’ discretion, the redemption date may be delayed until such time (including more than 60 days after the date the notice of redemption was delivered) as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed, or such notice may be rescinded at any time in the Issuers’ discretion if in the good faith judgment of the Issuers any or all of such conditions will not be satisfied. In addition, the Issuers may provide in such notice that payment of the redemption price and performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption, unless the redemption is subject to a condition precedent that is not satisfied or waived. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Repurchase at the Option of Holders

Change of Control Triggering Event

If a Change of Control Triggering Event occurs, the Issuers will make an offer to each holder of notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a payment in cash equal to 101% (or, at our election, a higher percentage) of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but excluding, the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control Triggering Event, the Issuers will mail or deliver via electronic transmission a notice to each holder with a copy to the trustee describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the “Change of Control Payment Date” specified in the notice, which date will be no earlier than 20 business days and no later than 60 days from the date such notice is mailed or delivered via electronic transmission, pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered pursuant to the Change of Control Offer; and

(3) deliver or cause to be delivered to the trustee the notes accepted for purchase together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes (or, if all the notes are then in global form, it will make such payment through the facilities of DTC), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit the holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price or (3) in connection with, or in contemplation of, any publicly announced Change of Control, PBFX or a third party has made an offer to purchase (an “Alternate Offer”) any and all notes properly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all notes properly tendered in accordance with the terms of such Alternate Offer.

A Change of Control Offer may be made with respect to the notes in advance of a Change of Control Triggering Event, and conditioned upon the occurrence of such Change of Control Triggering Event, if a definitive agreement for the Change of Control Triggering Event is in place at the time of making the Change of Control Offer.

In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding notes tender and do not withdraw such notes in a Change of Control Offer or Alternate Offer and PBFX (or the third party making the Change of Control Offer or Alternate Offer as provided above) purchases all of the notes validly tendered and not withdrawn by such holders, PBFX or such third party will have the right, upon not less than 30 days’ nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer or Alternate Offer described above, to redeem all of the notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment or Alternate Offer price, plus, to the extent not included in the Change of Control Payment or Alternate Offer price, accrued and unpaid interest on the notes that remain outstanding to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

The definition of “Change of Control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of PBFX and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of PBFX and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

PBFX will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) PBFX (or the Restricted Subsidiary, as the case may be) receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such

Asset Sale and which shall give effect to the assumption by another Person of any liabilities as provided for in clause (a) of the following paragraph) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the aggregate consideration received by PBFX or such Restricted Subsidiary, as the case may be, from such Asset Sale and all other Asset Sales since the Issue Date, on a cumulative basis, is in the form of cash or Cash Equivalents.

For purposes of the preceding clause (2) of this provision, each of the following will be deemed to be cash or Cash Equivalents:

(a) any liabilities, as shown on PBFX’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred or increased subsequent to the date of such balance sheet, such liabilities that would have been shown on PBFX’s consolidated balance sheet or footnotes thereto if such incurrence or increase had taken place on the date of such balance sheet as determined by PBFX, of PBFX or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Subsidiary Guarantees) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases PBFX or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by PBFX or any such Restricted Subsidiary in connection with such transaction that within 180 days after the Asset Sale (subject to ordinary settlement periods) are converted by PBFX or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion;

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next succeeding paragraph received by PBFX or any such Restricted Subsidiary in connection with such transaction;

(d) accounts receivable of a business retained by PBFX or any of its Restricted Subsidiaries, as the case may be, following the sale of such business, provided such accounts receivable (x) are not past due more than 60 days and (y) do not have a payment date greater than 90 days from the date of the invoices creating such accounts receivable; and

(e) any Designated Non-Cash Consideration received by PBFX or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by PBFX), taken together with all other Designated Non-Cash Consideration received pursuant to this clause (e), not to exceed the greater of (i) $50.0 million and (ii) 10.0% of Consolidated Net Tangible Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, PBFX (or any Restricted Subsidiary) may apply such Net Proceeds at its option to any combination of the following:

(1) to prepay, repay, redeem or repurchase Senior Indebtedness (including the notes) of PBFX and/or its Restricted Subsidiaries (or to make an offer to repurchase or redeem such Indebtedness, provided that such repurchase or redemption closes within 45 days after the end of such 365-day period or any permitted extension thereof as contemplated by the proviso to this paragraph);

(2) to acquire a controlling interest in another business or all or substantially all of the assets of, or any Capital Stock or operating line of, another business, in each case engaged in a Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of PBFX;

(3) to make capital expenditures; or

(4) to acquire other assets or make Investments that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;

provided that, in the case of clauses (2), (3) and (4) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as PBFX (or the applicable Restricted Subsidiary, as the case may be) enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and such Net Proceeds are actually applied in such manner within the later of 365 days from the consummation of the Asset Sale and 180 days from the date of the Acceptable Commitment, and in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, PBFX (or the applicable Restricted Subsidiary, as the case may be) enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination and such Net Proceeds are actually applied in such manner within 180 days from the date of the Second Commitment, it being understood that if a Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Pending the final application of any Net Proceeds, PBFX or the applicable Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” Within five days after the date on which the aggregate amount of Excess Proceeds exceeds $50.0 million (or, at the Issuers’ option, any earlier date), the Issuers will make an offer (an “Asset Sale Offer”) to purchase or redeem debt in an amount equal to such Excess Proceeds to (x) all holders of notes and (y) to the extent any other Indebtedness that is pari passu in right of payment with the notes contains provisions similar to those set forth in the indenture with respect to offers to purchase or redeem such Indebtedness with the proceeds of sales of assets to purchase the maximum principal amount of notes, to all holders of such other Indebtedness. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount (or accreted value) thereof plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, PBFX or any Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the representative of such other pari passu Indebtedness will select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

PBFX will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, PBFX will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreements and the agreements governing PBFX’s other Indebtedness contain, and future agreements governing PBFX’s Indebtedness may contain, prohibitions of certain events, including events that would constitute a Change of Control Triggering Event or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Issuers to repurchase the notes upon a Change of Control Triggering Event or an Asset Sale could cause a default under these other agreements, even if the Change of Control Triggering Event or Asset Sale itself does not, due to the financial effect of such repurchases on PBFX or other circumstances. In the event a Change of Control Triggering Event or Asset Sale occurs at a time when PBFX is prohibited from purchasing notes, PBFX could seek the consent of the lenders of the borrowings or the counterparties to agreements containing such prohibition to the purchase of notes or could attempt to refinance such borrowings. If PBFX does not obtain a consent or repay those borrowings, PBFX will remain prohibited from purchasing notes. In that case, PBFX’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in all likelihood, constitute a default under the other indebtedness. Finally, the Issuers’ ability to pay cash to the holders of notes upon a repurchase may be limited by PBFX’s then existing financial resources. See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase the notes upon a change of control triggering event, and a change of control triggering event could result in us facing substantial repayment obligations under our Revolving Credit Facility and the notes.”

Certain Covenants

Covenant Termination

If at any time (a) the notes are assigned an Investment Grade Rating from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the indenture (the “Termination Date”), PBFX and its Restricted Subsidiaries will no longer be subject to the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Asset Sales” and under the following headings under the caption “—Certain Covenants”:

•	“—Restricted Payments”;

•	“—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock”;

•	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

•	clause (4) of the covenant described below under the caption “—Merger, Consolidation or Sale of Assets”;

•	“—Transactions with Affiliates”; and

•	“—Additional Guarantors.”

However, PBFX and its Restricted Subsidiaries will remain subject to the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control Triggering Event,” and the following provisions of the indenture described in:

•	“—Certain Covenants—Liens”;

•	“—Certain Covenants—Merger, Consolidation or Sale of Assets” (other than clause (4) of such covenant); and

•	“—Certain Covenants—Reports.”

No Subsidiary may be designated as an Unrestricted Subsidiary after the Termination Date. There can be no assurance that the notes will ever achieve or maintain an Investment Grade Rating. The Issuers will use commercially reasonable efforts to give the trustee written notice of the occurrence of the Termination Date no later than five (5) business days thereafter. In the absence of the delivery of such written notice, the trustee will assume the Termination Date has not occurred and that such covenants are in full force and effect; provided, however, that PBFX and its Restricted Subsidiaries shall not be required to comply with such covenants upon the occurrence of the Termination Date notwithstanding the failure to give such notice thereof to the trustee.

Restricted Payments

PBFX will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of PBFX’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving PBFX or any of its Restricted Subsidiaries) or to the direct or indirect holders of PBFX’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than distributions or dividends payable solely in Equity Interests of PBFX (other than Disqualified Stock) and other than distributions or dividends payable solely to PBFX or a Restricted Subsidiary);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving PBFX) any Equity Interests of PBFX or any direct or indirect parent of PBFX;

(3) make any payment to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of PBFX or any Subsidiary Guarantor that is contractually subordinated to the notes or to any Note Subsidiary Guarantee (excluding (a) any intercompany Indebtedness between or among PBFX and any of its Restricted Subsidiaries and (b) the payment of principal, purchase, repurchase or other acquisition of Indebtedness that is subordinated in right of payment to the notes or the Note Subsidiary Guarantees acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of payment, purchase, repurchase or other acquisition); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment, no Default (except a Reporting Default) or Event of Default has occurred and is continuing and either:

(1) if the Fixed Charge Coverage Ratio for PBFX’s Reference Period is not less than 1.75 to 1.00, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by PBFX and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (11) and (12) of the next succeeding paragraph) during the quarter in which such Restricted Payment is made, is less than the sum, without duplication, of:

(a) Available Cash from Operating Surplus as of the end of the immediately preceding fiscal quarter; plus

(b) 100% of the aggregate net proceeds, or the Fair Market Value of assets or property, received by PBFX (including the Fair Market Value of any Permitted Business or long-term assets that are used or useful in a Permitted Business to the extent acquired in consideration of Equity Interests of PBFX (other than Disqualified Stock)) since the Issue Date as a contribution to its common equity capital or from the issue or sale of (A) Equity Interests of PBFX (other than Disqualified Stock) or (B) convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of PBFX that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of PBFX); plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital or similar payment made in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) the net reduction in Restricted Investments made after the Issue Date resulting from dividends, repayments of loans or advances, or other transfers of assets in each case to PBFX or any of its Restricted Subsidiaries from any Person (including, without limitation, Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, to the extent such amounts have not been included in Available Cash from Operating Surplus for any period commencing on or after the Issue Date (items (b), (c) and (d) being referred to as “Incremental Funds”); minus

(e) the aggregate amount of Incremental Funds previously expended pursuant to this clause (1) and clause (2) below; or

(2) if the Fixed Charge Coverage Ratio for PBFX’s Reference Period is less than 1.75 to 1.00, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by PBFX and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (11) and (12) of the next succeeding paragraph) during the quarter in which such Restricted Payment is made (such Restricted Payments for purposes of this clause (2) meaning only distributions on common units and subordinated units of PBFX, plus the related distribution, if any, to the General Partner), is less than the sum, without duplication, of:

(a) $100.0 million less the aggregate amount of all Restricted Payments made by PBFX and its Restricted Subsidiaries pursuant to this clause (2)(a) since the Issue Date; plus

(b) Incremental Funds to the extent not previously expended pursuant to this clause (2) or clause (1) above.

The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of an irrevocable redemption of Subordinated Obligations within 60 days after the date of the declaration of such dividend or the delivery of the irrevocable notice of redemption, as the case may be, if at the date of declaration or the date on which such irrevocable notice is delivered, such dividend or redemption would have complied with the provisions of the indenture (assuming, in the case of a redemption payment, the giving of the notice of such redemption payment would have been deemed to be a Restricted Payment at such time and such deemed Restricted Payment would have been permitted at such time);

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of, a substantially concurrent (a) capital contribution to PBFX from any Person (other than a Restricted Subsidiary of PBFX) or (b) sale or issuance (other than to a Restricted Subsidiary of PBFX) of Equity Interests (other than Disqualified Stock) of PBFX, with a sale or issuance being deemed substantially concurrent if such Restricted Payment occurs not more than 120 days after such sale; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded or deducted from the calculation of Available Cash from Operating Surplus and Incremental Funds;

(3) the making of any principal payment on, or the defeasance, redemption, repurchase, retirement or other acquisition of, any Subordinated Obligation with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the payment of any distribution or dividend by a Restricted Subsidiary of PBFX to the holders of such Restricted Subsidiary’s Equity Interests (other than Disqualified Stock) on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of PBFX or any Restricted Subsidiary of PBFX held by any current or former officer, director, consultant or employee (seconded or otherwise) of the General Partner, PBFX or any of their respective Subsidiaries pursuant to any equity subscription agreement or plan, stock or unit option agreement, shareholders’ agreement, employment agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with unused amounts in any calendar year to be carried forward to successive calendar years and added to such amount); provided, further, that such amount in any calendar year may be increased by an amount not to exceed (a) the cash proceeds received by PBFX or any of its Restricted Subsidiaries from sales of Equity Interests of PBFX to members of management, employees or directors of the General Partner, PBFX or their respective Subsidiaries that occurs after the Issue Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clauses (1)(b) or (2)(b) of the preceding paragraph), plus (b) the cash proceeds of key man life insurance policies received by PBFX or any of its Restricted Subsidiaries after the Issue Date;

(6) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of PBFX or any of its Restricted Subsidiaries or any class or series of Preferred Stock of a Restricted Subsidiary issued pursuant to the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock”;

(7) repurchases of Equity Interests deemed to occur upon the cashless exercise of stock options, warrants or other convertible securities if such Equity Interests represent a portion of the exercise price of such options, warrants or other convertible securities;

(8) cash payments in lieu of the issuance of fractional shares or units, or the purchase by PBFX of fractional shares or units, in connection with (a) the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of PBFX or (b) stock or unit dividends, splits or combinations or business combinations;

(9) in connection with an acquisition by PBFX or any of its Restricted Subsidiaries, the return to PBFX or any of its Restricted Subsidiaries of Equity Interests of PBFX or any of its Restricted Subsidiaries constituting a portion of the purchase consideration in settlement of indemnification claims or pursuant to purchase price adjustments under the acquisition agreement;

(10) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Obligations pursuant to provisions similar to those described under the captions “— Repurchase at the Option of Holders—Change of Control Triggering Event” or “—Asset Sales”; provided that all notes tendered by holders and not withdrawn in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(11) the issuance of common Equity Interests upon the conversion of subordinated Equity Interests; and

(12) any purchases, redemptions or other acquisitions or retirements for value of Equity Interests made in lieu of withholding taxes in connection with any exercise or exchange of warrants, options or rights to acquire Equity Interests;

provided, further, that, with respect to clauses (5), (6) and (10), no Default (other than a Reporting Default) shall have occurred and be continuing.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by PBFX or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. For the purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment or Investment (or a portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) through (12) and/or one or more of the exceptions contained in the definition of “Permitted Investments,” or is permitted pursuant to the first paragraph of this covenant, PBFX will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment or Investment (or portion thereof) among such clauses (1) through (12) and such first paragraph and/or one or more of the exceptions contained in the definition of “Permitted Investments,” in any manner that complies with this covenant.

On February 15, 2018, the board of directors of the General Partner declared a regular quarterly cash distribution of $0.4850 per unit (or $23.1 million) based on the results of the quarter ended December 31, 2017, which will be paid by PBFX on March 14, 2018. Under the terms of the Partnership Agreement, the minimum quarterly distribution for the quarter ended December 31, 2017 was $12.8 million; or $0.30 per unit.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock

PBFX will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and PBFX will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or Preferred Stock; provided, however, that PBFX and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Restricted Subsidiary may issue Preferred Stock, if the Fixed Charge Coverage Ratio for PBFX’s Reference Period immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such Reference Period.

The first paragraph of this covenant will not apply to the following (collectively, “Permitted Debt”):

(1) the incurrence by PBFX and any Restricted Subsidiary of Indebtedness pursuant to one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of PBFX and its Restricted Subsidiaries thereunder) not to exceed the sum of (x) the greater of (a) $500.0 million and (b) the sum of $375.0 million and 25.0% of Consolidated Net Tangible Assets (determined as of the date of incurrence and after giving effect to the use of proceeds therefrom) and (y) the aggregate amount of discounts, commissions, premiums, fees and other costs and expenses related to the refinancing of such Credit Facilities;

(2) the incurrence by PBFX, Finance Corp. and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by PBFX, Finance Corp. and the Subsidiary Guarantors of Indebtedness represented by the old notes and the related Note Subsidiary Guarantees issued on the Issue Date and the new notes and the related Note Subsidiary Guarantees;

(4) the incurrence by PBFX or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, Synthetic Lease Obligations, mortgage financings or purchase money obligations (including any Acquired Debt), the issuance of Disqualified Stock by PBFX or any of its Restricted Subsidiaries or the issuance of Preferred Stock by any Restricted Subsidiary of PBFX, in each case, incurred in connection with the purchase of, or for the purpose of financing all or any part of the purchase price or cost of construction, improvement or development of, property, plant or equipment used or useful in the business of PBFX or any of its Restricted Subsidiaries and related financing costs, and Attributable Debt in respect of sale and leaseback transactions, in an aggregate principal amount at any time outstanding not to exceed the sum of (x) the greater of (a) $75.0 million and (b) 10.0% of PBFX’s Consolidated Net Tangible Assets (determined as of the date of incurrence and after giving effect to the use of proceeds therefrom) and (y) the aggregate amount of discounts, commission, premiums, fees and other costs and expenses incurred to renew, refund, refinance, replace, redeem, defease or discharge any Indebtedness incurred, or Disqualified Stock or Preferred Stock issued, pursuant to this clause (4);

(5) the incurrence by PBFX or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, redeem, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (12) or (13) of this paragraph or this clause (5);

(6) the incurrence by PBFX or any of its Restricted Subsidiaries of intercompany Indebtedness between or among PBFX and any of its Restricted Subsidiaries; provided, however, that:

(a) if PBFX or any Guarantor is the obligor on such Indebtedness and the payee is not PBFX or a Subsidiary Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of PBFX, or the Note Subsidiary Guarantee, in the case of a Subsidiary Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than PBFX or a Restricted Subsidiary of PBFX and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either PBFX or a Restricted Subsidiary of PBFX, will be deemed, in each case, to constitute an incurrence of such Indebtedness by PBFX or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by PBFX or any of its Restricted Subsidiaries of Hedging Obligations, including any obligations with respect to letters of credit issued in connection therewith;

(8) the guarantee by PBFX or any of its Restricted Subsidiaries of (i) Indebtedness of PBFX or a Restricted Subsidiary of PBFX to the extent the incurrence of such Indebtedness is not otherwise prohibited by this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes or Note Subsidiary Guarantees, then the Subsidiary Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed or (ii) Indebtedness incurred by Joint Ventures and/or Unrestricted Subsidiaries to the extent such guarantee of such Indebtedness is not prohibited by the covenant entitled “Restricted Payments”;

(9) the incurrence by PBFX or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation or similar liabilities, health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, insurance contracts, reclamation, statutory obligations, bankers’ acceptances, and bid, performance, advance, payment, deposit, appeal and surety bonds in the ordinary course of business, including guarantees and obligations respecting standby letters of credit supporting such obligations, to the extent not drawn (in each case other than an obligation for money borrowed) and replacements of any of the foregoing;

(10) the incurrence by PBFX or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(11) the issuance by PBFX or any of its Restricted Subsidiaries of Disqualified Stock or by any Restricted Subsidiary of PBFX of Preferred Stock, in each case, to PBFX or any of its Restricted Subsidiaries, as the case may be; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests of a Restricted Subsidiary that results in any such Disqualified Stock or Preferred Stock being held, directly or indirectly, by a Person other than PBFX or a Restricted Subsidiary of PBFX; and

(b) any sale or other transfer of any such Disqualified Stock or Preferred Stock to a Person that is not either PBFX or a Restricted Subsidiary of PBFX,

will be deemed, in each case, to constitute an issuance of such Disqualified Stock by PBFX or such Restricted Subsidiary or issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause;

(12) Indebtedness, Disqualified Stock or Preferred Stock of (i) PBFX or a Restricted Subsidiary incurred to finance an acquisition or (ii) a Person that is acquired by PBFX or any Restricted Subsidiary or merged with or consolidated into PBFX or any Restricted Subsidiary; provided that after giving effect to such transaction on a pro forma basis, either:

(a) PBFX would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock”; or

(b) the Fixed Charge Coverage Ratio of PBFX would be equal to or greater than the Fixed Charge Coverage Ratio for PBFX immediately prior to such transaction.

(13) the incurrence by PBFX of Indebtedness in the ordinary course of business under documentary letters of credit, which are to be repaid in full not more than one year after the date on which such Indebtedness was originally incurred to finance the purchase of goods by PBFX or any of its Restricted Subsidiaries;

(14) the incurrence of Indebtedness arising from agreements with PBFX or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn-outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary in accordance with the terms of the indenture, other than guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(15) the incurrence by PBFX or any of its Restricted Subsidiaries of additional Indebtedness, the issuance by PBFX or any of its Restricted Subsidiaries of Disqualified Stock or the issuance by any Restricted Subsidiary of PBFX of Preferred Stock in an aggregate principal amount at any time outstanding not to exceed the sum of (x) the greater of (a) $100.0 million and (b) 12.5% of Consolidated Net Tangible Assets (determined as of the date of incurrence and after giving effect to the use of proceeds therefrom) and (y) the aggregate amount of discounts, commission, premiums, fees and other costs and expenses incurred to renew, refund, refinance, replace, redeem, defease or discharge any Indebtedness incurred, or Disqualified Stock or Preferred Stock issued, pursuant to this clause (15);

(16) the incurrence by PBFX or any of its Restricted Subsidiaries of obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(17) the incurrence by PBFX or any of its Restricted Subsidiaries of obligations in respect of Treasury Management Arrangements;

(18) the incurrence by PBFX or any of its Restricted Subsidiaries of Indebtedness, the issuance by PBFX or any of its Restricted Subsidiaries of Disqualified Stock or the issuance by any Restricted Subsidiary of PBFX of Preferred Stock incurred in connection with the purchase of, or for the purpose of financing all or any part of the purchase price or cost of construction, improvement or development of the Additional Hydrogen Plant and related financing costs, in an aggregate principal amount at any time outstanding not to exceed the sum of (x) the greater of (a) $75.0 million and (b) 10.0% of PBFX’s Consolidated Net Tangible Assets (determined as of the date of incurrence and after giving effect to the use of proceeds therefrom) and (y) the aggregate amount of discounts, commission, premiums, fees and other costs and expenses incurred to renew, refund, refinance, replace, redeem, defease or discharge any Indebtedness incurred, or Disqualified Stock or Preferred Stock issued, pursuant to this clause (18); and

(19) the incurrence by PBFX (and, if applicable, Finance Corp.) or any of its Restricted Subsidiaries of Permitted Term Loan Indebtedness.

PBFX will not incur, and will not permit any Subsidiary Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of PBFX or such Subsidiary Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Subsidiary Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of PBFX solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock” covenant, in the event that an item of proposed Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, PBFX will be permitted to classify all or a portion of such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant; provided that Indebtedness under the Revolving Credit Agreement outstanding on the Issue Date was initially deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of “Permitted Debt.”

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock, as applicable, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or Preferred Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that PBFX or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

PBFX will not and will not permit any Subsidiary Guarantor to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets (other than Term Loan Collateral securing Permitted Term Loan Indebtedness), now owned or hereafter acquired, unless:

(1) in the case of Liens securing Subordinated Obligations of PBFX or a Subsidiary Guarantor, the notes or Note Subsidiary Guarantees, as applicable, are contemporaneously secured by a Lien on such property or assets on a senior basis to the Subordinated Obligations so secured with the same priority that the notes or Note Subsidiary Guarantees, as applicable, have to such Subordinated Obligations until such time as such Subordinated Obligations are no longer so secured by a Lien (other than a Permitted Lien); and

(2) in the case of Liens securing Senior Indebtedness of PBFX or a Subsidiary Guarantor, the notes or Note Subsidiary Guarantees, as applicable, are contemporaneously secured by a Lien on such property or assets on an equal and ratable basis with the Senior Indebtedness so secured until such time as such Senior Indebtedness is no longer so secured by a Lien (other than a Permitted Lien).

Any Lien on property or assets of PBFX or any Subsidiary Guarantor created for the benefit of holders of the notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged at such time as there are no other Liens of any kind (other than Permitted Liens) on such property or assets securing Indebtedness.

Dividend and Other Payment Restrictions Affecting Subsidiaries

PBFX will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of PBFX (other than Finance Corp.) that is not a Subsidiary Guarantor to:

(1) pay dividends or make any other distributions on its Equity Interests to PBFX or any of its Restricted Subsidiaries that is a Subsidiary Guarantor, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to PBFX or any of its Restricted Subsidiaries that is a Subsidiary Guarantor; provided that the priority of any preferred equity or similar Equity Interest in receiving dividends or liquidating distributions prior to the payment of dividends or liquidating distributions on common equity shall not be deemed to be a restriction on the ability to make distributions on Capital Stock;

(2) make loans or advances to PBFX or any of its Restricted Subsidiaries that is a Subsidiary Guarantor; or

(3) sell, lease or transfer any of its properties or assets to PBFX or any of its Restricted Subsidiaries that is a Subsidiary Guarantor.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements as in effect on the Issue Date, the Credit Agreements and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements or the Indebtedness to which they relate; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend, distribution and other payment restrictions than those contained in those agreements on the Issue Date;

(2) the indenture, the notes and the Note Subsidiary Guarantees;

(3) agreements governing other Indebtedness, Disqualified Stock or Preferred Stock, the incurrence or issuance of which is not prohibited by the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that, the restrictions therein are not materially more restrictive, taken as a whole, than those contained in the indenture, the notes and the Note Subsidiary Guarantees and, in the good faith judgment of PBFX determined at the time of the incurrence of such Indebtedness, Disqualified Stock or Preferred Stock, the encumbrances and restrictions contained therein will not materially impair PBFX’s ability to make payments under the notes when due;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Equity Interest of a Person acquired by PBFX or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interest was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in contracts, agreements, licenses and leases entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary or assets of such Restricted Subsidiary that contains any such restrictions on that Restricted Subsidiary pending such sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements;

(12) any agreement or instrument relating to any property or assets acquired after the Issue Date, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisitions;

(13) encumbrances or restrictions contained in, or in respect of, Hedging Obligations permitted under the indenture from time to time;

(14) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(15) secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness and any related encumbrance or restriction contained in security agreements, mortgages or purchase money agreements.

Merger, Consolidation or Sale of Assets

Neither of the Issuers may, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not such Issuer is the surviving entity) or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuers and the Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) such Issuer is the surviving entity or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, however, that Finance Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as PBFX (or any successor entity) is not a corporation;

(2) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of such Issuer under the notes and the indenture, via supplemental indenture;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) in the case of a transaction involving PBFX and not Finance Corp., PBFX or the Person formed by or surviving any such consolidation or merger (if other than PBFX), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made will, (a) on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable Reference Period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock”; or (b) have a Fixed Charge Coverage Ratio, on the date of such transaction and after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable Reference Period, not less than the Fixed Charge Coverage Ratio of PBFX immediately prior to such transaction; and

(5) such Issuer has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the indenture.

Upon any transaction or series of related transactions that are of the type described in, and are effected in accordance with, the foregoing paragraph, the surviving Person (if other than such Issuer) shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under the indenture and the notes with the same effect as if such surviving Person had been named as such Issuer in the indenture, and when a surviving Person duly assumes all of the obligations and covenants of such Issuer pursuant to the indenture and the notes, the predecessor Person shall be relieved of all such obligations.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among PBFX and its Restricted Subsidiaries. Clauses (3) and (4) of the first paragraph of this covenant will not apply to any merger or consolidation of either Issuer (1) with or into one of PBFX’s Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating such Issuer in another jurisdiction.

Notwithstanding the preceding paragraph, PBFX is permitted to reorganize as any other form of entity in accordance with the procedures established in the indenture; provided that:

(1) the reorganization involves the conversion (by merger, sale, contribution or exchange of assets or otherwise) of PBFX into a form of entity other than a limited partnership formed under Delaware law;

(2) the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(3) the entity so formed by or resulting from such reorganization assumes all the Obligations of PBFX under the notes and the indenture, via supplemental indenture;

(4) immediately after such reorganization no Default or Event of Default exists; and

(5) such reorganization is not adverse to the holders of the notes (for purposes of this clause (5) it is stipulated that such reorganization shall not be considered adverse to the holders of the notes solely because the successor or survivor of such reorganization (a) is subject to federal or state income taxation as an entity or (b) is considered to be an “includible corporation” of an affiliated group of corporations within the meaning of Section 1504(b) of the Code, or any similar state or local law).

Notwithstanding anything in the indenture to the contrary, in the event PBFX becomes a corporation or PBFX or the Person formed by or surviving any consolidation or merger (permitted in accordance with the terms of the indenture) is a corporation, Finance Corp. may be merged into PBFX or it may be dissolved and cease to be an Issuer.

Upon compliance with the foregoing requirements with respect to any consolidation or merger or any sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of an Issuer in accordance with the foregoing in which such Issuer is not the surviving entity, the surviving Person formed by such consolidation or into or with which such Issuer is merged or to which such sale, assignment, transfer, conveyance, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under the indenture with the same effect as if such surviving Person had been named as such Issuer in the indenture, and thereafter (except in the case of a lease of all or substantially all of such Issuer’s properties or assets), such Issuer will be relieved of all obligations and covenants under the indenture and the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

PBFX will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of PBFX (each, an “Affiliate Transaction”) if such Affiliate Transaction involves aggregate consideration in excess of $7.5 million, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to PBFX or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by PBFX or such Restricted Subsidiary with an unrelated Person or, if no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to PBFX or the relevant Restricted Subsidiary from a financial point of view; and

(2) PBFX delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors of the General Partner set forth in an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (1) above and that such Affiliate Transaction has been approved by either the Conflicts Committee of the Board of Directors of the General Partner (so long as the members of the Conflicts Committee approving the Affiliate Transaction are disinterested) or a majority of the disinterested members of the Board of Directors of the General Partner.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) reasonable fees and compensation paid to or for the benefit of any employee, officer or director of PBFX, any of its Restricted Subsidiaries or the General Partner, and any employment agreement, customary benefit program or arrangement (including vacation plans, health and life insurance plans, deferred compensation plans and retirement or savings and similar plans), equity award, equity option or equity appreciation agreement or plan, officer or director indemnification agreement or any similar arrangement entered into by PBFX, any of its Restricted Subsidiaries or the General Partner existing on the Issue Date, or entered into thereafter in the ordinary course of business, and any indemnities or other transactions permitted or required by bylaw, statutory provisions or any of the foregoing agreements, plans or arrangements;

(2) transactions between or among PBFX and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of PBFX) that is an Affiliate of PBFX solely because PBFX owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) any issuance of Equity Interests (other than Disqualified Stock) of PBFX to Affiliates of PBFX;

(5) Restricted Payments or Permitted Investments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(6) customary compensation, indemnification and other benefits made available to officers, directors or employees of PBFX, a Restricted Subsidiary of PBFX or the General Partner, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(7) in the case of purchases, sales, gathering, transportation, marketing, hedging, production handling, operating, construction, terminalling, processing, fractionation, storage, lease, platform use, or other operational contracts, any such contracts that are entered into in the ordinary course of business on terms substantially similar to those contained in similar contracts entered into by PBFX or any Restricted Subsidiary and third parties, or if neither PBFX nor any Restricted Subsidiary has entered into a similar contract with a third party, that the terms are no less favorable than those available from third parties on an arm’s-length basis, as determined by the Board of Directors of the General Partner;

(8) loans or advances to employees in the ordinary course of business not to exceed $5.0 million in the aggregate at any one time outstanding;

(9) the existence of, or the performance by PBFX or any Restricted Subsidiary of its obligations under the terms of, any written agreement in effect on the Issue Date, as such agreement may be amended, modified or supplemented from time to time and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by PBFX or any Restricted Subsidiary of its obligations under, any future amendment to such agreements or under any such similar agreements shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement, taken as a whole, are not less favorable to PBFX or such Restricted Subsidiary in any material respect as compared to the terms of the agreement in effect on the Issue Date;

(10) any transaction in which PBFX or any of its Restricted Subsidiaries, as the case may be, has obtained an opinion from an Independent Financial Advisor to the effect that such transaction is fair to PBFX or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(11) guarantees of performance by PBFX or any of its Restricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money;

(12) (a) guarantees by PBFX or any of its Restricted Subsidiaries of performance of obligations of Unrestricted Subsidiaries or Joint Ventures in the ordinary course of business and (b) pledges by PBFX or any Restricted Subsidiary of Capital Stock in Unrestricted Subsidiaries or Joint Ventures for the benefit of lenders or other creditors of Unrestricted Subsidiaries or Joint Ventures as contemplated by clause (13) of the definition of “Permitted Liens” with respect to clause (b) so long as any such transaction, if involving aggregate consideration in excess of $50.0 million, has been approved by a majority of the disinterested members of the Board of Directors of the General Partner;

(13) any transactions between PBFX or any Restricted Subsidiary and any Person, a director of which is also a director of PBFX or a Restricted Subsidiary or any direct or indirect parent company of PBFX; provided that such director abstains from voting as a director of PBFX or the Restricted Subsidiary or any direct or indirect parent company of PBFX, as applicable, in connection with the approval of the transaction; and

(14) any purchase or other acquisition or related transaction pursuant to the Omnibus Agreement.

Limitations on Finance Corp. Activities

Finance Corp. may not incur Indebtedness unless (1) PBFX is a borrower, issuer, co-issuer or guarantor of such Indebtedness or (2) the net proceeds of such Indebtedness are loaned to PBFX, used to acquire outstanding debt securities issued by PBFX or used to repay Indebtedness of PBFX as permitted under the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock.” Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for PBFX or its Restricted Subsidiaries.

Additional Guarantors

If, after the Issue Date, any Domestic Subsidiary (other than Finance Corp.) of PBFX that is not already a Subsidiary Guarantor, guarantees any other Indebtedness of either of the Issuers under a Credit Facility in an aggregate principal amount in excess of $25.0 million, then that Subsidiary will become a Subsidiary Guarantor by executing and delivering a supplemental indenture to the trustee within 30 business days of the date on which it guaranteed or incurred such Indebtedness; provided that the preceding shall not apply to Subsidiaries of PBFX that have been properly designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries. Notwithstanding the preceding, any Subsidiary Guarantee of a Restricted Subsidiary that was incurred pursuant to this paragraph will be released in the circumstances described under “—Note Subsidiary Guarantees.”

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the General Partner may designate any Subsidiary of PBFX to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by PBFX and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of “Permitted Investments,” as determined by PBFX; provided that any designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary.”

Any designation of a Subsidiary of PBFX as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of the General Partner giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of PBFX as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock,” PBFX will be in default of such covenant. The Board of Directors of the General Partner may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of PBFX; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of PBFX of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock,” calculated on a pro forma basis and (2) no Default or Event of Default would be in existence following such designation.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, PBFX will furnish (whether through hard copy or Internet access) to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations applicable to non-accelerated filers:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if PBFX were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if PBFX were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on PBFX’s consolidated financial statements by PBFX’s independent registered public accounting firm. In addition, PBFX will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time PBFX is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, PBFX will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing; provided that, for so long as PBFX is not subject to the periodic reporting requirements of the Exchange Act for any reason, the time period for filing reports on Form 8-K shall be five business days after the event giving rise to the obligation to file such report. If the SEC will not accept PBFX’s filings for any reason, PBFX will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if PBFX were required to file those reports with the SEC.

If PBFX has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Subsidiaries individually or collectively would be Significant Subsidiaries, then, to the extent material, the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, or in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of PBFX and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of PBFX.

In addition, the Issuers and the Subsidiary Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors in the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

PBFX will be deemed to have furnished such reports to the trustee and the holders of the notes if it has filed such reports with the SEC using the EDGAR filing system (or any successor thereto) and such reports are publicly available.

The trustee shall have no obligation to determine if and when PBFX’s financial statements or reports are publicly available and accessible electronically. Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of them will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the PBFX’s compliance with any of its covenants in the indenture (as to which the trustee is entitled to rely exclusively on officers’ certificates).

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest, with respect to the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by PBFX or any of its Restricted Subsidiaries for 30 days after written notice to PBFX by the trustee or holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to make a Change of Control Offer within the time periods set forth, or consummate a purchase of notes when required pursuant to the terms described, under the captions “—Repurchase at the Option of Holders—Change of Control Triggering Event” or comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by PBFX for 180 days after written notice to PBFX by the trustee or the holders of at least 25% in aggregate principal amount of notes then outstanding voting as a single class to comply with the covenant described under “—Certain Covenants—Reports”;

(5) failure by PBFX or any of its Restricted Subsidiaries for 60 days after notice to PBFX by the trustee or the holders of at least 25% in aggregate principal amount of notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by PBFX or any of its Restricted Subsidiaries (or the payment of which is guaranteed by PBFX or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates, without duplication, $50.0 million or more;

(7) failure by an Issuer or any of PBFX’s Restricted Subsidiaries that is a Significant Subsidiary to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $50.0 million (excluding amounts covered by insurance policies issued by reputable and creditworthy insurance companies for which coverage has not been disclaimed), which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the indenture, any Note Subsidiary Guarantee from a Subsidiary Guarantor that is a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Subsidiary Guarantor that is a Significant Subsidiary, denies or disaffirms its Obligations under its Note Subsidiary Guarantee; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to Finance Corp., PBFX or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Finance Corp., PBFX or any Restricted Subsidiary of PBFX that is a Significant Subsidiary or any group of Restricted Subsidiaries of PBFX that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest, or premium, if any.

In the case of an Event of Default specified in clause (6) of the first paragraph under this caption, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded with respect to the notes, automatically and without any action by the trustee or the holders of such notes, if within 60 days after such Event of Default first arose PBFX delivers an officers’ certificate to the trustee stating that (a) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, (b) the holders of the Indebtedness that is the basis for such Event of Default have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (c) the default that is the basis for such Event of Default has been cured.

The trustee shall not be charged with knowledge of any Default or Event of Default with respect to the notes unless a written notice of such Default or Event of Default shall have been given to an officer of the trustee with direct responsibility for the administration of the indenture and the notes by PBFX or any of its Restricted Subsidiaries or any holder of notes.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have provided to the trustee indemnity and/or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have provided the trustee security and/or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the provision of any such security and indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest, or premium, if any, on, or the principal of, the notes.

The Issuers and the Subsidiary Guarantors are required to deliver to the trustee annually a statement regarding compliance with the indenture. Within ten business days of becoming aware of any Default or Event of Default, the Issuers and the Subsidiary Guarantors are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Unitholders and No Recourse to General Partner

Subject to the PBF LLC limited guarantee, none of the General Partner or any director, officer, partner, member, employee, incorporator, manager or unitholder or other owner of Equity Interest of the Issuers, PBF LLC, the General Partner or any of their Subsidiaries, as such, will have any liability for any obligations of the Issuers or any Subsidiary Guarantor under the notes, the indenture, the Note Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Note Subsidiary Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may at their option and at any time, elect to have all of the Issuers’ obligations discharged with respect to the outstanding notes and all Obligations of the Subsidiary Guarantors discharged with respect to their Note Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest, or premium, if any, on, such notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ and the Subsidiary Guarantors’ Obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, PBFX may, at its option and at any time, elect to have the Obligations of the Issuers and the Subsidiary Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and all Obligations of the Subsidiary Guarantor with respect to their Note Subsidiary Guarantees discharged, and thereafter any omission to comply with those covenants or Note Subsidiary Guarantees will not constitute a Default or Event of Default with respect to the notes or the Note Subsidiary Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events relating to PBFX) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes. If the Issuers exercise either their Legal Defeasance or Covenant Defeasance option, each Subsidiary Guarantor will be released and relieved of any obligations under its Note Subsidiary Guarantee and any security for the notes (other than the trust) will be released.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee or its designee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of the proceeds of which will be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which PBFX or any of its Subsidiaries is a party or by which PBFX or any of its Subsidiaries is bound, or if such breach, violation or default would occur, which is not waived as of, and for all purposes, on and after, the date of such deposit;

(6) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(7) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing or delivery via electronic transmission of a notice of redemption or otherwise, will become due and payable within one year and the Issuers or any Subsidiary Guarantor have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the applicable holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest, to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which any Issuer or any Subsidiary Guarantor is a party or by which any Issuer or any Subsidiary Guarantor is bound;

(3) the Issuers or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuers must deliver to the trustee (a) an officers’ certificate, stating that all conditions precedent set forth in clauses (1) through (4) above have been satisfied and (b) an opinion of counsel (which opinion of counsel may be subject to customary assumptions and qualifications), stating that all conditions precedent to satisfaction and discharge set forth in clauses (2) and (4) above have been satisfied; provided that the opinion of counsel with respect to clause (2) above may be to the knowledge of such counsel.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Note Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or such notes or the Note Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter any of the provisions with respect to the redemption of the notes; provided, however, that any purchase or repurchase of notes, including pursuant to the covenants described above under the caption “—Repurchase at the Option of Holders,” shall not be deemed a redemption of the notes;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, interest or premium, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, interest or premium, if any, on, the notes (other than as permitted by clause (7) below);

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Subsidiary Guarantor with respect to its Note Subsidiary Guarantee of notes from any of its obligations under its Note Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuers, the Subsidiary Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Issuers’ or a Subsidiary Guarantor’s obligations to holders of notes and Note Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuers’ or such Subsidiary Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture or the Note Subsidiary Guarantees to any provision of this “Description of Notes” section to the extent that such provision was intended to reflect such provision of this “Description of Notes” ;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture;

(8) to allow any Subsidiary Guarantor to execute a supplemental indenture and/or a Note Subsidiary Guarantee with respect to the notes or to reflect the release of a Note Subsidiary Guarantee in accordance with the indenture;

(9) to secure the notes and/or the Note Subsidiary Guarantees;

(10) to comply with the rules of any applicable securities depository;

(11) to provide for the reorganization of PBFX as any other form of entity, in accordance with the last paragraph of “—Certain Covenants—Merger, Consolidation or Sale of Assets”; or

(12) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof.

Concerning the Trustee

If the trustee becomes a creditor of the Issuers or any Subsidiary Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has provided to the trustee security and/or indemnity satisfactory to the trustee against any loss, liability or expense.

Governing Law

The indenture, the notes and the Guarantees are governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to PBF Logistics GP LLC, One Sylvan Way, 2nd Floor, Parsippany, NJ 07054, Attention: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such Person merging with or becoming a Restricted Subsidiary of such specific Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such asset being acquired by such Person.

“Additional Hydrogen Plant” means an additional hydrogen plant at the Delaware City refinery for the purpose of providing increased hydrogen for refining operations.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,”

as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means,

with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at May 15, 2018 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through May 15, 2018 (excluding accrued and unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of PBFX and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control Triggering Event” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of PBFX’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any sale, assignment, lease, license, transfer, abandonment or other disposition of (A) damaged, worn-out, unserviceable or other obsolete or excess equipment or other property or assets or (B) other property or assets no longer necessary for the proper conduct of the business of PBFX or any of its Subsidiaries;

(2) any single transaction or series of related transactions that involves property or assets having a Fair Market Value of less than $25.0 million;

(3) a transfer of properties or assets between or among PBFX and its Restricted Subsidiaries;

(4) an issuance of Equity Interests by a Restricted Subsidiary of PBFX to PBFX or to a Restricted Subsidiary of PBFX;

(5) the sale, lease or other disposition of products, equipment, services, accounts receivable, inventory or other properties or assets in the ordinary course of business;

(6) the trade, sale, exchange or other disposition of cash or Cash Equivalents, Hedging Obligations or other financial instruments;

(7) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(8) any lease of assets entered into in the ordinary course of business and with respect to which PBFX or any Restricted Subsidiary of PBFX is the lessor and the lessee has no option to purchase such assets for less than fair market value at any time the right to acquire such asset occurs;

(9) any trade or exchange by PBFX or any Restricted Subsidiary of properties or assets of any type for properties or assets of any type owned or held by another Person, including any disposition of some or all of the Equity Interests of a Restricted Subsidiary, provided that the fair market value of the properties or assets traded or exchanged by PBFX or such Restricted Subsidiary (together with any cash or Cash Equivalent together with the liabilities assumed) is reasonably equivalent to the fair market value of the properties or assets (together with any cash or Cash Equivalent together with liabilities assumed) to be received by PBFX or such Restricted Subsidiary; and provided, further, that any cash received must be applied in accordance with the provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(10) the disposition of assets received in settlement of debts accrued in the ordinary course of business;

(11) the creation or perfection of a Lien that is not prohibited by the covenant described above under the caption “—Certain Covenants—Liens”;

(12) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(13) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property;

(14) any disposition of defaulted receivables that arose in the ordinary course of business for collection;

(15) the sale or other disposition of Capital Stock or Indebtedness of an Unrestricted Subsidiary of PBFX;

(16) any disposition of property or assets pursuant to a condemnation, appropriation or other similar taking, including, without limitation, by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Permitted Lien or exercise by the related lienholder of rights with respect thereto, including, without limitation, by deed or assignment in lieu of foreclosure; and

(17) any disposition of investments in Joint Ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements.

“Attributable Debt” in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate equal to the rate of interest implicit in such transactions, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. As used in the preceding sentence, “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates, utilities, operating and labor costs and other items that do not constitute payment for property rights. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. Notwithstanding the foregoing, if such sale-and-leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

“Available Cash” has the meaning assigned to such term in the Partnership Agreement, as in effect on the Issue Date.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors or Board of Managers of the general partner of the partnership, or in the case of PBFX, the Board of Directors of the General Partner;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty; provided that any obligations of PBFX or its Restricted Subsidiaries or of a special purpose or other entity not consolidated with PBFX and its Restricted Subsidiaries (i) that were not or would not have been included on the consolidated balance sheet of PBFX as capital lease obligations on the Issue Date and (ii) that are subsequently recharacterized as capital lease obligations of PBFX and its Restricted Subsidiaries on a consolidated basis due to a change in accounting treatment or otherwise after the Issue Date, may, in PBFX’s sole discretion, be deemed not to be treated as a Capital Lease Obligation or Indebtedness.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) Canadian dollars and other local or foreign currencies held by PBFX and any of its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than twenty-four (24) months from the date of acquisition thereof;

(4) time deposits with, certificates of deposit, bankers’ acceptances or Eurodollar time deposits of, any commercial bank that (a) is organized under the laws of the United States of America, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia or any United States branch of a foreign bank, and is a member of the Federal Reserve System, (b) issues long term securities with a rating of at least A- (or then equivalent grade, in each case with a stable outlook) by S&P and A3 (or then equivalent grade, in each case with a stable outlook) by Moody’s at the time of acquisition and (c) has combined capital and surplus of at least $250,000,000, in each case with maturities of not more than twenty-four (24) months from the date of acquisition thereof;

(5) commercial paper of an issuer rated at least “A-2” (or the then equivalent grade) by S&P or “P-2” (or the then equivalent grade) by Moody’s at the time of acquisition or guaranteed by a letter of credit issued by a financial institution rated at least A- (or then equivalent grade, in each case with stable outlook) by S&P and A3 (or then equivalent grade, in each case with stable outlook) by Moody’s at the time of acquisition and such financial institution otherwise meets the requirements of subsections (a) and (c) of clause (3) of this definition, in each case having a tenor of not more than 24 months from the date of acquisition thereof;

(6) taxable and tax-exempt municipal securities rated at least A- (or then equivalent grade) by S&P and A3 (or then equivalent grade) by Moody’s, including variable rate municipal securities, having maturities or put rights of not more than twenty-four (24) months from the date of acquisition;

(7) corporate or bank debt of an issuer rated at least A- (or then equivalent grade, in each case with a stable outlook) by S&P and A3 (or then equivalent grade, in each case with stable outlook) by Moody’s at the time of acquisition and having maturities of not more than twenty-four (24) months from the date of acquisition;

(8) repurchase agreements relating to any of the investments listed in clauses (1) through (7) above with a market value at least equal to the consideration paid in connection therewith, with any Person who regularly engages in the business of entering into repurchase agreements and has a combined capital and surplus of not less than $250,000,000 whose long term securities are rated at least A- (or then equivalent grade) by S&P and A3 (or then equivalent grade) by Moody’s at the time of acquisition;

(9) asset-backed securities having as the underlying asset securities issued or guaranteed by the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association rated at least A-(or then equivalent grade, in each case with stable outlook) by S&P and A3 (or then equivalent grade, in each case with case with stable outlook) by Moody’s at the time of acquisition and having maturities of not more than twenty-four (24) months from the date of acquisition; and

(10) Investments, classified in accordance with GAAP as current assets of PBFX or any of its Subsidiaries, in money market mutual or similar funds having assets in excess of $100,000,000, at least 95% of the assets of which are comprised of assets specified in clauses (1) through (9) above of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of PBFX and its Subsidiaries taken as a whole (unless immediately following such sale, lease, transfer, conveyance or other disposition in compliance with the indenture such assets are owned, directly or indirectly, by (A) PBFX or a Subsidiary of PBFX, (B) a Person controlled by PBFX or a Subsidiary of PBFX or (C) a Qualified Owner) to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of PBFX or the removal of the General Partner by the limited partners of PBFX; or

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than a Qualified Owner, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the General Partner, measured by voting power rather than number of shares.

Notwithstanding the preceding, a conversion of PBFX from a limited partnership to a corporation, limited liability company or other form of entity or an exchange of all of the outstanding limited partnership interests for capital stock in a corporation, for member interests in a limited liability company or for Equity Interests in such other form of entity shall not constitute a Change of Control, so long as following such conversion or exchange either (i) the “persons” (as defined above) who Beneficially Owned the Capital Stock of PBFX immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of such entity, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity or (ii) one or more Qualifying Owners in the aggregate own more than 50% of the Voting Stock of such entity.

“Change of Control Triggering Event” means the occurrence of a Change of Control, which occurrence is followed by a Ratings Decline within 90 days.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount (to the extent not included in Consolidated Net Income for such period) equal to the dividends or distributions paid during such period in cash or Cash Equivalents to such Person or any of its Restricted Subsidiaries by a Person that is not a Restricted Subsidiary of such Person or that is accounted for by the equity method of accounting; plus

(2) (a) the Fixed Charges of such Person and its Restricted Subsidiaries for such period and (b) all items excluded from the definition of “Fixed Charges” for such Person and its Restricted Subsidiaries for such period pursuant to clauses (1)(a)(t) through (z) and clause (2) thereof, in each case of clauses (a) and (b), to the extent that any such Fixed Charges or items reduced Consolidated Net Income for such period; plus

(3) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes reduced Consolidated Net Income for such period; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash losses, charges or expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period, to the extent that such depreciation, amortization and other non-cash losses, charges or expenses reduced Consolidated Net Income for such period; plus

(5) all extraordinary, unusual or non-recurring losses, charges or expenses (including any loss realized in connection with (a) any asset sale (including dispositions pursuant to sale-and-leaseback transactions) or (b) the disposition of any securities by such Person or the extinguishment of any Indebtedness (including relating to any premium or penalty paid, write-off of deferred finance costs or other losses, charges or expenses in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity) or Hedging Obligations), to the extent such losses, charges or expenses reduced Consolidated Net Income for such period; plus

(6) unrealized non-cash losses, charges or expenses resulting from foreign currency balance sheet adjustments required by GAAP, to the extent such losses, charges or expenses reduced Consolidated Net Income for such period; plus

(7) any non-cash compensation losses, charges or expenses arising from any grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive program, to the extent such losses, charges or expense reduced Consolidated Net Income for such period; plus

(8) unrealized losses under Hedging Obligations and/or derivative instruments (including, without limitation, those resulting from the application of Accounting Standards Codification No. 815), to the extent such losses reduced Consolidated Net Income for such period; plus

(9) any impairment charge or asset write-off pursuant to Accounting Standards Codification No. 350, to the extent such charge or write-off reduced Consolidated Net Income for such period; minus

(10) (a) any non-cash gains (other than the accrual of revenue in the ordinary course of business and any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Cash Flow in any prior period), (b) any extraordinary, unusual or non-recurring gain, (c) any gains, together with any related provision for taxes on such gain, realized in connection with (i) any asset sale (including dispositions pursuant to sale-and-leaseback transactions) or (ii) the disposition of any securities by such Person or the extinguishment of any Indebtedness or Hedging Obligations of such Person and (d) unrealized gains under Hedging Obligations and/or derivative instruments, in each case of clauses (a) through (d), to the extent such gain increased Consolidated Net Income for such period;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income attributable to such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the aggregate Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash or Cash Equivalents to the specified Person or a Restricted Subsidiary of the Person; and

(2) the cumulative effect of a change in accounting principles will be excluded.

“Consolidated Net Tangible Assets” means, with respect to any Person at any date of determination, the aggregate amount of total assets included in such Person’s most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after (i) adding the aggregate incremental amount of total assets that would have resulted from an acquisition of assets from an Affiliate that is accounted for as a “transaction between entities under common control” within the meaning of, and in accordance with, Accounting Standards Codification No. 805 had such transactions been accounted for using “business combination accounting” within the meaning of, and in accordance with, Accounting Standards Codification No. 805 and (ii) deducting the following amounts: (a) all current liabilities reflected in such balance sheet, and (b) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet, with such pro forma adjustments to total assets, reserves, current liabilities, goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Credit Agreements” means (x) that certain Revolving Credit Agreement, dated as of May 14, 2014 (as amended by that certain Increase Agreement, dated as of December 5, 2014, among PBFX, Wells Fargo Bank, National Association and the lenders party thereto, the “Revolving Credit Agreement”), among the Company, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an L/C Issuer, Citigroup Global Markets Inc., as Syndication Agent, Deutsche Bank Securities Inc., as Documentation Agent, and the other lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time and (y) that certain Collateralized Term Loan Credit Agreement, dated as of May 14, 2014 (the “Collateralized Term Loan Credit Agreement”), among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and the other lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreements) or commercial paper facilities or Debt Issuances, in each case, with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Indebtedness or Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto.

“Debt Issuances” means, with respect to PBFX or any of its Restricted Subsidiaries, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by PBFX) of non-cash consideration received by PBFX or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an officers’ certificate, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature (except such Capital Stock that is solely redeemable with, or solely exchangeable for, any Capital Stock of such person that is not Disqualified Stock); provided, however, that only the portion of any Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require PBFX or any of its Restricted Subsidiaries to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that PBFX or such Restricted Subsidiary may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means any Restricted Subsidiary of PBFX that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Equity Interests (other than Disqualified Stock) made for cash on a primary basis by PBFX after the Issue Date.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of PBFX and its Subsidiaries (other than Indebtedness under the Credit Agreements and the notes and the related Guarantees) in existence on the Issue Date.

“Fair Market Value” means, with respect to consideration received or to be received, or given or to be given, pursuant to any transaction by PBFX or any Restricted Subsidiary, the fair market value of such consideration as determined in good faith by the Board of Directors of the General Partner in the case of transactions involving $50.0 million or more and otherwise by an officer of PBFX.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable Reference Period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions (including, without limitation, a single asset, a division or segment or an entire company) or Investments that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, asset purchase transactions or consolidations and including any related financing transactions during the Reference Period or subsequent to such Reference Period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the Reference Period, including any Consolidated Cash Flow and any pro forma expense and cost reductions and operating improvements that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial or accounting officer of PBFX (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the average rate in effect from the beginning of the applicable period to the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months);

(5) if any Indebtedness is incurred or repaid under a revolving credit facility (other than ordinary working capital borrowings) and is being given pro forma effect, the interest on such indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation; and

(6) interest income reasonably anticipated by such Person to be received during the Reference Period from cash or Cash Equivalents held by such Person or any Restricted Subsidiary of such Person, which cash or Cash Equivalents exist on the Calculation Date or will exist as a result of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio will be included.

“Fixed Charges” means, with respect to any specified Person for any period, on a consolidated basis and determined in accordance with GAAP,

(1) the sum, without duplication, of:

(a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates and excluding (t) penalties and interest relating to taxes, (u) any “additional interest” relating to customary registration rights with respect to securities, (v) non-cash interest expense attributable to movement in mark-to-market valuation of Hedging Obligations or other derivatives (in each case permitted hereunder and under GAAP), (w) accretion or accrual of discounts with respect to liabilities not constituting Indebtedness, (x) any expense resulting from the discounting of Indebtedness in connection with the application of recapitalization or purchase accounting, (y) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and, with respect to Indebtedness issued in connection with the Transactions, original issue discount and (z) any expensing of bridge, commitment and other financing fees; plus

(b) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(c) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(d) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable (i) solely in Equity Interests of PBFX (other than Disqualified Stock) or (ii) to PBFX or a Restricted Subsidiary of PBFX; minus

(2) to the extent included in (1) above, write-off of non-recurring deferred financing costs of such Person and its Restricted Subsidiaries during such period and any charge related to, or any premium or penalty paid in connection with, paying any such Indebtedness of such Person and its Restricted Subsidiaries prior to its Stated Maturity.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, which are in effect on the Issue Date.

“General Partner” means PBF Logistics GP LLC, a Delaware limited liability company, and its successors and permitted assigns as general partner of PBFX or as the business entity with the ultimate authority to manage the business and operations of PBFX.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and any other agreements or arrangements designed to manage interest rates or interest rate risk so long as the notional principal amount of such obligations does not exceed the aggregate principal amount of the Indebtedness to which such agreements relate at such time;

(2) foreign exchange contracts, currency protection agreements and any other agreements or arrangements designed to manage fluctuations in currency exchange rates; and

(3) commodity futures contracts, commodity options and any other agreements or arrangements designed to protect against fluctuations in commodity prices;

provided that in the case of clauses (2) and (3) above, such agreements are intended to be economically appropriate to the reduction of risk in the conduct and management of PBFX’s and its Restricted Subsidiaries’ business.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, without duplication:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) reimbursement obligations in respect of bankers’ acceptances or letters of credit;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any earn-out obligations until after becoming due and payable, has not been paid and such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid within 30 days after becoming due and payable; or

(6) representing the net amount due under any Hedging Obligations, if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations), but excluding amounts recorded in accordance with Accounting Standards Codification No. 815, would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset (other than Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any Joint Venture owned by PBFX or any Restricted Subsidiary of PBFX, in each case, securing Indebtedness of such Unrestricted Subsidiary or Joint Venture, as applicable) of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but in an amount not to exceed the lesser of the amount of such Person’s obligation or indebtedness and the Fair Market Value of such assets, and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, the following shall not constitute “Indebtedness”:

(1) accrued expenses and trade accounts payable arising in the ordinary course of business;

(2) the incurrence by PBFX or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety, appeal, payment, insurance contracts and similar bonds issued for the account of PBFX and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of PBFX or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for money borrowed);

(3) any Indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Government Securities (in an amount sufficient to satisfy all such Indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness and subject to no other Liens, and the other applicable terms of the instrument governing such Indebtedness;

(4) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five business days of its incurrence; and

(5) any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets.

“Independent Financial Advisor” means a nationally recognized accounting, appraisal or investment banking firm that is, in the reasonable judgment of the Board of Directors of the General Partner, qualified to perform the task for which such firm has been engaged hereunder and disinterested and independent with respect to PBFX and its Affiliates; provided, that providing accounting, appraisal or investment banking services to PBFX or any of its Affiliates or having an employee, officer or other representative serving as a member of the Board of Directors of the General Partner or any of its Affiliates will not disqualify any firm from being an Independent Financial Advisor.

“Investment Grade Rating” of the notes, means that the notes shall have been assigned a Moody’s rating of Baa3 or higher or an S&P rating of BBB- or higher, or if either rating agency shall not make a rating on the notes publicly available for reasons outside the control of the Issuers, an equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” registered under Section 15E of the Exchange Act selected by the Issuers.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances (other than advances to customers in the ordinary course of business which are recorded as accounts receivable on the balance sheet of the lender and commissions, moving, travel and similar advances to employees and officers made in the ordinary course of business) or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

“Issue Date” means the first date on which the old notes were issued, authenticated and delivered under the indenture, which was October 6, 2017.

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of PBFX in which PBFX or any of its Restricted Subsidiaries makes any Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement. In no event shall a right of first refusal be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by PBFX or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale and any related severance and associated costs, expenses and charges of personnel related to the sold assets and related operations,

(2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and all distributions and payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale, and

(4) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets or for liabilities associated with such Asset Sale and retained by PBFX or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to PBFX or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither PBFX nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise, in each case, other than a pledge of the Equity Interests of an Unrestricted Subsidiary that is an obligor on such Indebtedness; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of PBFX or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

For purposes of determining compliance with the covenant described under “Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock” above, in the event that any Non-Recourse Debt of any of PBFX’s Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of PBFX.

“Note Subsidiary Guarantee” means the Guarantee by each Subsidiary Guarantor of the Issuers’ obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Omnibus Agreement” means the Fourth Amended and Restated Omnibus Agreement, dated as of August 31, 2016, among PBF Holding Company LLC, PBF Energy Company LLC, PBFX and the General Partner, as may be amended, supplemented or modified from time to time; provided such amendment, supplement or modification is not disadvantageous in any material respect to the holders of notes when taken as a whole as compared to the Omnibus Agreement as in effect on the Issue Date, as determined in good faith by PBFX.

“Operating Surplus” has the meaning assigned to such term in the Partnership Agreement, as in effect on the Issue Date.

“Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of PBF Logistics LP, dated as of September 15, 2014, as such may be further amended, modified or supplemented from time to time.

“Permitted Business” means either (1) marketing, gathering, distributing or transporting (by barge, pipeline, ship, truck or other modes of transportation), terminalling, storing, producing, acquiring, developing, exploring for, exploiting, processing, fractionation, treating, dehydrating and otherwise handling crude oil, gas, casinghead gas, drip gasoline, natural gasoline, condensates, distillates, liquid hydrocarbons, asphalt, gaseous hydrocarbons, petrochemicals, lubricants and all other constituents, elements, compounds, feedstocks, blendstocks or products refined or processed (including intermediate products) from any of the foregoing, which activities shall include, for the avoidance of doubt, constructing pipeline, platform, dehydration, processing, fractionation, storing and other energy-related facilities, and activities or services reasonably related or ancillary thereto, including entering into purchase and sale agreements, supply agreements and Hedging Obligations related to these businesses, (2) any other business that generates gross income at least 90% of which constitutes “qualifying income” under Section 7704(d) of the Code or (3) any activity that is ancillary, complementary or incidental to or necessary or appropriate for the activities described in clauses (1) or (2) of this definition.

“Permitted Business Investments” means Investments by PBFX or any of its Restricted Subsidiaries in any Unrestricted Subsidiary of PBFX or in any Joint Venture, provided that:

(1) either (a) at the time of such Investment and immediately thereafter, PBFX could incur $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock” above or (b) such Investment does not exceed the aggregate amount of Incremental Funds (as defined in the covenant described under “—Certain Covenants—Restricted Payments”) not previously expended at the time of making such Investment;

(2) if such Unrestricted Subsidiary or Joint Venture has outstanding Indebtedness at the time of such Investment, either (a) all such Indebtedness is Non-Recourse Debt or (b) any such Indebtedness of such Unrestricted Subsidiaries or Joint Venture that is recourse to PBFX or any of its Restricted Subsidiaries could, at such time, be incurred at that time by PBFX and its Restricted Subsidiaries under the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock” (other than pursuant to clause (8) thereof); and

(3) such Unrestricted Subsidiary’s or Joint Venture’s activities are not outside the scope of the Permitted Business.

“Permitted Investments” means:

(1) any Investment in PBFX or in a Restricted Subsidiary of PBFX;

(2) any Investment in cash and Cash Equivalents or deposit accounts;

(3) any Investment by PBFX or any Restricted Subsidiary of PBFX in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of PBFX; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, PBFX or a Restricted Subsidiary of PBFX;

(4) any security or other Investment received or Investment made as a result of the receipt of non-cash consideration from:

(a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”; or

(b) a disposition of assets that does not constitute an Asset Sale;

(5) any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of PBFX;

(6) any Investments received in compromise, settlement or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of PBFX or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or as a result of a foreclosure, perfection or enforcement by PBFX or any of its Restricted Subsidiaries with respect to any secured Investment in default, (b) claims or disputes owed to PBFX or any Restricted Subsidiary of PBFX that arose out of transactions in the ordinary course of business or (c) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments in the form of intercompany Indebtedness or guarantees of Indebtedness of a Restricted Subsidiary of PBFX permitted under clauses (6) and (11) of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock”;

(8) Investments represented by Hedging Obligations permitted to be incurred in accordance with the provisions of the indenture;

(9) loans or advances to employees made in the ordinary course of business of PBFX or any Restricted Subsidiary of PBFX in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(10) repurchases of the notes;

(11) any Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, workers’ compensation and performance and other similar deposits and prepaid expenses made in the ordinary course of business;

(12) Permitted Business Investments;

(13) Investments pursuant to agreements and obligations of PBFX and any Restricted Subsidiary in effect on the Issue Date and any renewals or replacements thereof on terms and conditions not materially less favorable to PBFX or such Restricted Subsidiary, as the case may be, than the terms of the Investment being renewed or replaced;

(14) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, not to exceed the greater of (a) $100.0 million and (b) 12.5% of PBFX’s Consolidated Net Tangible Assets;

(15) Investments owned by any Person at the time such Person merges with PBFX or any Restricted Subsidiary thereof; provided that such Investments (a) are not incurred in contemplation of such merger or acquisition and (b) are, in the good faith determination of PBFX, incidental to such merger or acquisition, and in each case renewals or extensions thereof; and

(16) Investments in Joint Ventures and/or Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed the greater of (a) $75.0 million and (b) 12.5% of PBFX’s Consolidated Net Tangible Assets;

provided, however, that with respect to any Investment, PBFX may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment to one or more of the above clauses (1) through (16) so that the entire Investment would be a Permitted Investment (including, without limitation, as a result of any Person becoming a Restricted Subsidiary). The amount of any Permitted Investment outstanding at any time shall be deemed to be the original cost of such Permitted Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by PBFX or a Restricted Subsidiary in respect of such Permitted Investment.

“Permitted Liens” means:

(1) Liens securing any Indebtedness under any Credit Facility and all Obligations and Hedging Obligations relating to such Indebtedness and all Treasury Management Arrangements;

(2) Liens in favor of PBFX or the Subsidiary Guarantors;

(3) Liens on property of a Person existing at the time (a) such Person is merged with or into or consolidated with PBFX or any Subsidiary of PBFX, (b) such Person becomes a Restricted Subsidiary or (c) such property is otherwise acquired by PBFX or a Restricted Subsidiary; provided that such Liens were in existence prior to such merger, consolidation or other acquisition and do not extend to any assets other than those of the Person merged into or consolidated with PBFX or the Subsidiary in the case of a merger or consolidation pursuant to clause (a) or such property in the case of such other acquisition in the case of clause (b) or (c);

(4) Liens and deposits to secure the performance of statutory obligations, surety or appeal bonds, workers’ compensation obligations, unemployment insurance, reimbursement obligations owed to insurers, bids, performance bonds, leases, statutory obligations, other types of social security or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4), (12) or (18) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock” covering only the assets acquired, constructed, improved or developed with, or secured by, such Indebtedness;

(6) Liens existing on the Issue Date (other than Liens securing the Credit Facilities);

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings diligently pursued; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, repairman’s, materialmen’s, mechanics’ and other like Liens, in each case, incurred in the ordinary course of business;

(9) defects, irregularities and deficiencies in title of any rights-of-way or other property, survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions and other similar encumbrances as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially interfere with the ordinary conduct of the business of PBFX or any of its Subsidiaries and defects, irregularities and deficiencies in title to any property of PBFX or any of its Subsidiaries, which defects, irregularities or deficiencies have been cured by possession under applicable statutes of limitation;

(10) inchoate Liens arising under the Employee Retirement Income Security Act of 1974, and any amendments thereto;

(11) Liens created for the benefit of (or to secure) the notes (or the Note Subsidiary Guarantees);

(12) Liens on any property or asset acquired, constructed or improved by PBFX or any of its Restricted Subsidiaries, which (a) are in favor of the seller of such property or assets, in favor of the Person developing, constructing, repairing or improving such asset or property, or in favor of the Person that provided the funding for the acquisition, development, construction, repair or improvement cost, as the case may be, of such asset or property, (b) are created within 360 days after the acquisition, development, construction, repair or improvement, (c) secure the purchase price or development, construction, repair or improvement cost, as the case may be, of such asset or property in an amount up to 100% of the Fair Market Value of such acquisition, construction or improvement of such asset or property, and (d) are limited to the asset or property so acquired, constructed or improved (including the proceeds thereof, accessions thereto and upgrades thereof);

(13) Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any Joint Venture owned by PBFX or any Restricted Subsidiary of PBFX to the extent securing Non-Recourse Debt or other Indebtedness of such Unrestricted Subsidiary or Joint Venture;

(14) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of PBFX or any of its Subsidiaries on deposit with or in possession of such bank;

(15) Liens to secure performance of Hedging Obligations of PBFX or any of its Restricted Subsidiaries;

(16) Liens on pipelines or pipeline facilities that arise by operation of law, rule or regulation;

(17) Liens incurred in the ordinary course of business of PBFX or any Restricted Subsidiary of PBFX with respect to obligations that at any one time outstanding do not exceed the greater of (a) $100.0 million and (b) 12.5% of Consolidated Net Tangible Assets;

(18) Liens resulting from the deposit of money or other Cash Equivalents or other evidence of Indebtedness in trust for the purpose of defeasing Indebtedness of PBFX or any of its Restricted Subsidiaries;

(19) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, redeemed, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay accrued interest on such Indebtedness and any discounts, commission, premiums, fees and other costs and expenses related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(20) Liens relating to future escrow arrangements securing Indebtedness incurred in accordance with the indenture;

(21) any interest or title of a lessor under any lease entered into by PBFX or any of its Subsidiaries in the ordinary course of its business and covering only the assets so leased;

(22) any Lien securing Indebtedness, neither assumed nor guaranteed by PBFX or any of its Subsidiaries nor on which it customarily pays interest, existing upon real estate or rights in or relating to real estate acquired by PBFX for substation, metering station, pump station, storage, gathering line, transmission line, transportation line, distribution line or for right-of-way purposes, any Liens reserved in leases for rent and for compliance with the terms of the leases in the case of leasehold estates, to the extent that any such Lien referred to in this clause (22) does not materially impair the use of the property covered by such Lien for the purposes of which such property is held by PBFX or any of its Subsidiaries;

(23) any obligations or duties affecting any of the property of PBFX or its Subsidiaries to any municipality or public authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(24) Liens upon specific items of inventory, accounts receivables or other goods and proceeds of PBFX or any Restricted Subsidiary securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, accounts receivables or other goods and proceeds;

(25) any Liens securing industrial development, pollution control or similar bonds;

(26) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing, defeasing or discharging Indebtedness so long as such deposit of funds or securities and such decreasing, defeasing or discharging of Indebtedness are permitted under the covenant described under the caption “—Certain Covenants—Restricted Payments;”

(27) Liens arising under construction contracts, interconnection agreements, operating agreements, joint venture agreements, partnership agreements, contracts for purchase, gathering, processing, sale, transportation, exchange or storage of crude oil, natural gas liquids, condensate and natural gas, real property leases and other agreements arising in the ordinary course of business of PBFX and its Restricted Subsidiaries that are customary in a Permitted Business;

(28) Liens securing Indebtedness equally and ratably with all Obligations due under the notes or any Note Subsidiary Guarantee pursuant to a contractual covenant that limits Liens in a manner substantially similar to the covenant described under the caption “—Certain Covenants—Restricted Payments;”

(29) Liens securing any insurance premium financing under customary terms and conditions, provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto; and

(30) Liens renewing, extending, refinancing or refunding a Lien permitted by clauses (1) through (29) above; provided that (a) the principal amount of Indebtedness secured by such Lien does not exceed the principal amount of such Indebtedness outstanding immediately prior to the renewal, extension, refinance or refund of such Lien, plus all accrued interest on the Indebtedness secured thereby and the amount of all fees, expenses and premiums incurred in connection therewith, and (b) no assets encumbered by any such Lien other than the assets permitted to be encumbered immediately prior to such renewal, extension, refinance or refund are encumbered thereby.

“Permitted Refinancing Indebtedness” means any Indebtedness of PBFX or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of PBFX or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness that extends, refinances, renews, replaces, defeases or refunds Permitted Refinancing Indebtedness; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued and unpaid interest on, the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all discounts, commission, premiums, fees and other costs and expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes or the Note Subsidiary Guarantees, such Permitted

Refinancing Indebtedness is subordinated in right of payment to, the notes or the Note Subsidiary Guarantees, on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by PBFX or by a Restricted Subsidiary who is an obligor on or guarantor of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Term Loan Indebtedness” means Indebtedness that is secured solely by assets constituting Term Loan Collateral that is incurred for the purpose of consummating a “Lakehead” structure or substantially similar structure.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Capital Stock with preferential rights of payment of dividends or distributions or upon liquidation, dissolution or winding up.

“Qualified Owner” means, collectively (a) PBF Energy Inc., (b) each Person of which PBF Energy Inc. is a direct or indirect Subsidiary and (c) each Person which is a direct or indirect Subsidiary of any Person described in clause (a) or (b) of this definition.

“Rating Agencies” means Moody’s and S&P.

“Rating Categories” means:

(1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

“Rating Decline” means a decrease in the rating of the notes by either Moody’s or S&P by one or more gradations (including gradations within Rating Categories as well as between Rating Categories). In determining whether the rating of the notes has decreased by one or more gradations, gradations within Ratings Categories, namely + or—for S&P, and 1, 2, and 3 for Moody’s, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or BB- to B+ will constitute a decrease of one gradation.

“Reference Period” means, with respect to any date of determination, the four most recent fiscal quarters of PBFX for which internal financial statements are available.

“Reporting Default” means a Default described in clause (4) under “—Events of Default and Remedies.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Senior Indebtedness” means with respect to any Person, Indebtedness or Hedging Obligations of such Person, unless the instrument creating or evidencing such Indebtedness or Hedging Obligations provides that such Indebtedness or Hedging Obligations is subordinate in right of payment to the notes or the Note Subsidiary Guarantee of such Person, as the case may be.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of PBFX (whether outstanding on the Issue Date or thereafter incurred) which pursuant to a written agreement is subordinate or junior in right of payment to the notes and any Indebtedness of a Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter incurred) which pursuant to a written agreement is subordinate or junior in right of payment to its Note Subsidiary Guarantee.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of shares of the Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (whether general or limited) or limited liability company (a) the sole general partner or managing member of which is such Person or a Subsidiary of such Person, or (b) if there are more than a single general partner or member, either (x) the only general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) or (y) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership or limited liability company, respectively.

“Subsidiary Guarantors” means each of:

(1) the Subsidiaries of PBFX, other than Finance Corp., executing the indenture as initial Subsidiary Guarantors;

(2) each of PBFX’s Restricted Subsidiaries that becomes a guarantor of the notes pursuant to the covenant described above under “—Certain Covenants—Additional Guarantors”; and

(3) each other Person executing a supplemental indenture in which such Person agrees to be bound by the terms of the indenture;

provided that any Person constituting a Subsidiary Guarantor as described above shall cease to constitute a Subsidiary Guarantor when its respective Subsidiary Guarantee is released in accordance with the terms of the indenture.

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally to such Person, would be characterized as the Indebtedness of such Person (without regard to accounting treatment).

“Term Loan Collateral” means “Collateral” as defined in the Collateralized Term Loan Credit Agreement and substantially similar assets (including cash and Cash Equivalents).

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit cards, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2018; provided, however, that if the period from the redemption date to May 15, 2018 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of PBFX (other than Finance Corp. or any successor to it) that is designated by the Board of Directors of the General Partner as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) except to the extent permitted by subclause (2)(b) of the definition of “Permitted Business Investments” (excluding the parenthetical therein), has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with PBFX or any Restricted Subsidiary of PBFX unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to PBFX or such Restricted Subsidiary than those that might be obtained, in light of the circumstances, at the time from Persons who are not Affiliates of PBFX;

(3) is a Person with respect to which neither PBFX nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of PBFX or any of its Restricted Subsidiaries.

All Subsidiaries of an Unrestricted Subsidiary shall be also Unrestricted Subsidiaries. Any designation of a Subsidiary of PBFX as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of PBFX as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Certain Preferred Stock,” PBFX will be in default of such covenant.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Book-Entry; Delivery and Form

Global Notes

In exchange for the old notes that were issued in book-entry form and are represented by global certificates held for the account of DTC, new notes will be issued in the form of one or more fully registered notes in global form, without interest coupons. Each global note will be deposited with the trustee, as custodian for DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global notes to the accounts of the DTC participants designated by the exchange agent; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global notes).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, including its participants, Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking S.A. (“Clearstream”). We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time.

Neither we nor the Trustee is responsible for those operations or procedures.

DTC has advised us that it is a limited purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations, and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers, and trust companies. These indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction, or approval to the Trustee.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium, if any, and interest with respect to the new notes represented by a global note will be made by the Trustee to DTC’s nominee, as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising, or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear, and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear, or Clearstream, or their participants or indirect participants, of their obligations under the rules and procedures governing their operations.

Certificated Notes

New notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	certain other events provided in the indenture should occur.

INFORMATION REGARDING PBF ENERGY COMPANY LLC

PBF Energy Company LLC, the owner of 44.1% of PBFX’s limited partnership interests, provides a limited guarantee of collection of the principal amount of the notes (the “PBF LLC limited guarantee”). PBF Energy (NYSE: PBF) is the sole managing member of PBF LLC and operates and controls all of its business and affairs. PBF LLC is a holding company for the companies that directly or indirectly own and operate PBF Energy’s business. PBF Energy’s sole asset is a controlling economic interest of approximately 96.7% in PBF LLC, with the remaining 3.3% of the economic interests in PBF LLC held by certain of PBF Energy’s current and former executive officers and directors and certain employees and others, as of December 31, 2017. PBF Holding is a wholly-owned subsidiary of PBF LLC. PBF Finance Corporation is a wholly-owned subsidiary of PBF Holding. As of December 31, 2017, PBF LLC holds a 44.1% limited partner interest and all of the incentive distribution rights in PBFX, and wholly-owns PBF GP, the general partner of PBFX.

Unless the context otherwise requires, references in this section of the prospectus to “PBF LLC,” “we,” “us,” “our” or the “Company” refer to PBF Energy Company LLC and its consolidated subsidiaries, including PBF Holding and PBFX. Unless the context otherwise requires, references in this section of the prospectus to “PBF Energy” refer to PBF Energy Inc. and its consolidated subsidiaries.

Overview

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. As of December 31, 2017, we own and operate five domestic oil refineries and related assets, which we acquired in 2010, 2011, 2015 and 2016. Our refineries have a combined processing capacity, known as throughput, of approximately 900,000 bpd, and a weighted-average Nelson Complexity Index of 12.2. We operate in two reportable business segments: Refining and Logistics.

PBF Energy was formed on November 7, 2011 and is a holding company whose primary asset is a controlling equity interest in PBF LLC. PBF Energy is the sole managing member of PBF LLC and operates and controls all of the business and affairs of PBF LLC. PBF LLC is a holding company for the companies that directly or indirectly own and operate PBF Energy’s business. PBF Holding is a wholly-owned subsidiary of PBF LLC and is the parent company for our refining operations. PBF LLC consolidates the financial results of PBFX and records a noncontrolling interest for the economic interests in PBFX held by the public common unit holders of PBFX.

As of December 31, 2017, PBF Energy owned 110,586,762 PBF LLC Series C Units and PBF Energy’s current and former executive officers and directors and certain employees and others held 3,767,464 PBF LLC Series A Units (we refer to all of the holders of the PBF LLC Series A Units as “the members of PBF LLC other than PBF Energy”). As a result, the holders of PBF Energy’s issued and outstanding shares of its Class A common stock have approximately 96.7% of the voting power in PBF Energy, and the members of PBF LLC other than PBF Energy through their holdings of Class B common stock have approximately 3.3% of the voting power in PBF Energy.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS OF PBF LLC

Certain statements and information in and incorporated by reference into this prospectus may constitute “forward-looking statements.” You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our products, including volatility in commodity prices;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) and generate earnings and cash flow;

•	our indebtedness;

•	our supply and inventory intermediation arrangements expose us to counterparty credit and performance risk;

•	termination of our A&R Intermediation Agreements (as defined below) with J. Aron & Company (“J. Aron”), which could have a material adverse effect on our liquidity, as we would be required to finance our intermediate and refined products inventory covered by the agreements. Additionally, we are obligated to repurchase from J. Aron certain intermediates and finished products located at the Paulsboro and Delaware City refineries’ storage tanks upon termination of these agreements;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	payments to the current and former holders of PBF LLC Series A Units and PBF LLC Series B Units under the Tax Receivable Agreement (as defined below) for certain tax benefits PBF Energy may claim;

•	our assumptions regarding payments arising under the Tax Receivable Agreement and other arrangements relating to our organizational structure are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of PBF Energy’s Class A common stock as contemplated by the Tax Receivable Agreement, the price of PBF Energy’s Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income;

•	our expectations and timing with respect to our acquisition activity and whether such acquisitions are accretive or dilutive to PBF Energy’s shareholders;

•	our expectations and timing with respect to our capital improvement and turnaround projects;

•	the status of an air permit to transfer crude through the Delaware City refinery’s dock;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems at PBFX or with third party logistics infrastructure or operations, including pipeline, marine and rail transportation;

•	the possibility that we might reduce or not make further dividend payments;

•	the inability of our subsidiaries to freely pay dividends or make distributions to us;

•	the impact of current and future laws, rulings and governmental regulations, including the implementation of rules and regulations regarding transportation of crude oil by rail;

•	the impact of the newly enacted federal income tax legislation on our business;

•	the effectiveness of our crude oil sourcing strategies, including our crude by rail strategy and related commitments;

•	adverse impacts from changes in our regulatory environment, such as the effects of compliance with the California Global Warming Solutions Act (also referred to as “AB32”), or from actions taken by environmental interest groups;

•	market risks related to the volatility in the price of Renewable Identification Numbers (“RINS”) required to comply with the Renewable Fuel Standards and greenhouse gas (“GHG”) emission credits required to comply with various GHG emission programs, such as AB32;

•	our ability to successfully integrate recently completed acquisitions into our business and realize the benefits from such acquisitions;

•	liabilities arising from recent acquisitions that are unforeseen or exceed our expectations;

•	risk associated with the operation of PBFX as a separate, publicly-traded entity;

•	potential tax consequences related to our investment in PBFX; and

•	any decisions we continue to make with respect to our energy-related logistical assets that may be transferred to PBFX.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements speak only as of the date of this prospectus or as of the date which they are made. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

RISK FACTORS RELATING TO PBF LLC

You should carefully read the risks and uncertainties described below. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition, results of operations or cash flows would likely suffer.

Risks Relating to Our Business and Industry

The price volatility of crude oil, other feedstocks, blendstocks, refined products and fuel and utility services may have a material adverse effect on our revenues, profitability, cash flows and liquidity.

Our revenues, profitability, cash flows and liquidity from operations depend primarily on the margin above operating expenses (including the cost of refinery feedstocks, such as crude oil, intermediate partially refined petroleum products, and natural gas liquids that are processed and blended into refined products) at which we are able to sell refined products. Refining is primarily a margin-based business and, to increase profitability, it is important to maximize the yields of high value finished products while minimizing the costs of feedstock and operating expenses. When the margin between refined product prices and crude oil and other feedstock costs contracts, our earnings, profitability and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. An increase or decrease in the price of crude oil will likely result in a similar increase or decrease in prices for refined products; however, there may be a time lag in the realization, or no such realization, of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on our refining margins therefore depends in part on how quickly and how fully refined product prices adjust to reflect these changes.

In addition, the nature of our business requires us to maintain substantial crude oil, feedstock and refined product inventories. Because crude oil, feedstock and refined products are commodities, we have no control over the changing market value of these inventories. Our crude oil, feedstock and refined product inventories are valued at the lower of cost or market value under the last-in-first-out (“LIFO”) inventory valuation methodology. If the market value of our crude oil, feedstock and refined product inventory declines to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash impact to cost of products and other. For example, during the year ended December 31, 2017, we recorded an adjustment to value our inventories to the lower of cost or market which increased both operating income and net income by $295.5 million, reflecting the net change in the lower of cost or market inventory reserve from $596.0 million at December 31, 2016 to $300.5 million at December 31, 2017.

Prices of crude oil, other feedstocks, blendstocks, and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, ethanol, asphalt and other refined products. Such supply and demand are affected by a variety of economic, market, environmental and political conditions.

Our direct operating expense structure also impacts our profitability. Our major direct operating expenses include employee and contract labor, maintenance and energy. Our predominant variable direct operating cost is energy, which is comprised primarily of fuel and other utility services. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries and other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile and, typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our refining margins, profitability and cash flows.

Our profitability is affected by crude oil differentials and related factors, which fluctuate substantially.

A significant portion of our profitability is derived from the ability to purchase and process crude oil feedstocks that historically have been less expensive than benchmark crude oils, such as the heavy, sour crude oils processed at our Delaware City, Paulsboro Chalmette and Torrance refineries. For our Toledo refinery, purchased crude prices have historically been slightly above the WTI benchmark, however such crude slate typically results in favorable refinery production yield. For all locations, these crude oil differentials vary significantly from quarter to quarter depending on overall economic conditions and trends and conditions within the markets for crude oil and refined products. Any change in these crude oil differentials may have an impact on our earnings. Our rail investment and strategy to acquire cost advantaged Mid-Continent and Canadian crude, which are priced based on WTI, could be adversely affected when the Dated Brent/WTI or related differentials narrow. A narrowing of the WTI/Dated Brent differential may result in our Toledo refinery losing a portion of its crude oil price advantage over certain of our competitors, which negatively impacts our profitability. In addition, the narrowing of the WTI/WCS differential, which is a proxy for the difference between light U.S. and heavy Canadian crude oil, may reduce our refining margins and adversely affect our profitability and earnings. Divergent views have been expressed as to the expected magnitude of changes to these crude differentials in future periods. Any continued or further narrowing of these differentials could have a material adverse effect on our business and profitability.

Additionally, governmental and regulatory actions, including recent initiatives by the Organization of the Petroleum Exporting Countries to restrict crude oil production levels and executive actions by the current U.S. presidential administration to advance certain energy infrastructure projects such as the Keystone XL pipeline, may continue to impact crude oil prices and crude oil differentials. Any increase in crude oil prices or unfavorable movements in crude oil differentials due to such actions or changing regulatory environment may negatively impact our ability to acquire crude oil at economical prices and could have a material adverse effect on our business and profitability.

A significant interruption or casualty loss at any of our refineries and related assets could reduce our production, particularly if not fully covered by our insurance. Failure by one or more insurers to honor its coverage commitments for an insured event could materially and adversely affect our future cash flows, operating results and financial condition.

Our business currently consists of owning and operating five refineries and related assets. As a result, our operations could be subject to significant interruption if any of our refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, orders of governmental authorities, supply chain disruptions impacting our crude rail facilities or other logistical assets, power outages, acts of terrorism, fires, toxic emissions and maritime hazards. Any such shutdown or disruption would reduce the production from that refinery. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries is forced to shut down for a significant period of time, it would have a material adverse effect on our earnings, our other results of operations and our financial condition as a whole.

As protection against these hazards, we maintain insurance coverage against some, but not all, such potential losses and liabilities. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may increase substantially. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, coverage for hurricane damage can be limited, and coverage for terrorism risks can include broad exclusions. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our insurance program includes a number of insurance carriers. Significant disruptions in financial markets could lead to a deterioration in the financial condition of many financial institutions, including insurance companies and, therefore, we may not be able to obtain the full amount of our insurance coverage for insured events.

Our refineries are subject to interruptions of supply and distribution as a result of our reliance on pipelines and railroads for transportation of crude oil and refined products.

Our Toledo, Chalmette and Torrance refineries receive a significant portion of their crude oil through pipelines. These pipelines include the Enbridge system, Capline and Mid-Valley pipelines for supplying crude to our Toledo refinery, the MOEM and CAM pipelines for supplying crude to our Chalmette refinery and the San Joaquin Pipeline, San Ardo and Coastal Pipeline systems for supplying crude to our Torrance refinery. Additionally, our Toledo, Chalmette and Torrance refineries deliver a significant portion of the refined products through pipelines. These pipelines include pipelines such as the Sunoco Logistics Partners L.P. and Buckeye Partners L.P. pipelines at Toledo, the Collins Pipeline at our Chalmette refinery and Jet Pipeline to the Los Angeles International Airport, the Product Pipeline to Vernon and the Product Pipeline to Atwood at our Torrance refinery. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, weather interruptions, governmental regulation, terrorism, other third party action or casualty or other events.

The Delaware City rail unloading facilities allow our East Coast refineries to source WTI-based crudes from Western Canada and the Mid-Continent, which may provide significant cost advantages versus traditional Brent-based international crudes in certain market environments. Any disruptions or restrictions to our supply of crude by rail due to problems with third party logistics infrastructure or operations or as a result of increased regulations, could increase our crude costs and negatively impact our results of operations and cash flows.

In addition, due to the common carrier regulatory obligation applicable to interstate oil pipelines, capacity allocation among shippers can become contentious in the event demand is in excess of capacity. Therefore, nominations by new shippers or increased nominations by existing shippers may reduce the capacity available to us. Any prolonged interruption in the operation or curtailment of available capacity of the pipelines that we rely upon for transportation of crude oil and refined products could have a further material adverse effect on our business, financial condition, results of operations and cash flows.

Regulation of emissions of greenhouse gases could force us to incur increased capital and operating costs and could have a material adverse effect on our results of operations and financial condition.

Both houses of Congress have actively considered legislation to reduce emissions of greenhouse gases (“GHGs”), such as carbon dioxide and methane, including proposals to: (i) establish a cap and trade system, (ii) create a federal renewable energy or “clean” energy standard requiring electric utilities to provide a certain percentage of power from such sources, and (iii) create enhanced incentives for use of renewable energy and increased efficiency in energy supply and use. In addition, the EPA is taking steps to regulate GHGs under the existing federal Clean Air Act (the “CAA”). The EPA has already adopted regulations limiting emissions of GHGs from motor vehicles, addressing the permitting of GHG emissions from stationary sources, and requiring the reporting of GHG emissions from specified large GHG emission sources, including refineries. These and similar regulations could require us to incur costs to monitor and report GHG emissions or reduce emissions of GHGs associated with our operations. In addition, various states, individually as well as in some cases on a regional basis, have taken steps to control GHG emissions, including adoption of GHG reporting requirements, cap and trade systems and renewable portfolio standards (such as AB32 regulations in California). Efforts have also been undertaken to delay, limit or prohibit the EPA and possibly state action to regulate GHG emissions, and it is not possible at this time to predict the ultimate form, timing or extent of federal or state regulation. In addition, it is currently uncertain how the current presidential administration will address GHG emissions. In the event we do incur increased costs as a result of increased efforts to control GHG emissions, we may not be able to pass on any of these costs to our customers. Such requirements also could adversely affect demand for the refined petroleum products that we produce. Any increased costs or reduced demand could materially and adversely affect our business and results of operation.

Requirements to reduce emissions could result in increased costs to operate and maintain our facilities as well as implement and manage new emission controls and programs put in place. For example, AB32 in California requires the state to reduce its GHG emissions to 1990 levels by 2020. Additionally, in September 2016, the state of California enacted Senate Bill 32 which further reduces greenhouse gas emissions targets to 40 percent below 1990 levels by 2030. Two regulations implemented to achieve these goals are Cap-and-Trade and the Low Carbon Fuel Standard (“LCFS”). In 2012, the California Air Resource Board (“CARB”) implemented Cap-and-Trade. This program currently places a cap on GHGs and we are required to acquire a sufficient number of credits to cover emissions from our refineries and our in-state sales of gasoline and diesel. In 2009, CARB adopted the LCFS, which requires a 10% reduction in the carbon intensity of gasoline and diesel by 2020. Compliance is achieved through blending lower carbon intensity biofuels into gasoline and diesel or by purchasing credits. Compliance with each of these programs is facilitated through a market-based credit system. If sufficient credits are unavailable for purchase or we are unable to pass through costs to our customers, we have to pay a higher price for credits or if we are otherwise unable to meet our compliance obligations, our financial condition and results of operations could be adversely affected.

Our hedging activities may limit our potential gains, exacerbate potential losses and involve other risks.

We may enter into commodity derivatives contracts to hedge our crude price risk or crack spread risk with respect to a portion of our expected gasoline and distillate production on a rolling basis. Consistent with that policy we may hedge some percentage of future crude supply. We may enter into hedging arrangements with the intent to secure a minimum fixed cash flow stream on the volume of products hedged during the hedge term and to protect against volatility in commodity prices. Our hedging arrangements may fail to fully achieve these objectives for a variety of reasons, including our failure to have adequate hedging arrangements, if any, in effect at any particular time and the failure of our hedging arrangements to produce the anticipated results. We may not be able to procure adequate hedging arrangements due to a variety of factors. Moreover, such transactions may limit our ability to benefit from favorable changes in crude oil and refined product prices. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	the volumes of our actual use of crude oil or production of the applicable refined products is less than the volumes subject to the hedging arrangement;

•	accidents, interruptions in feedstock transportation, inclement weather or other events cause unscheduled shutdowns or otherwise adversely affect our refineries, or those of our suppliers or customers;

•	changes in commodity prices have a material impact on collateral and margin requirements under our hedging arrangements, resulting in us being subject to margin calls;

•	the counterparties to our derivative contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts the commodity or crack spread subject to the hedging arrangement.

As a result, the effectiveness of our hedging strategy could have a material impact on our financial results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF LLC—Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this prospectus.

In addition, these hedging activities involve basis risk. Basis risk in a hedging arrangement occurs when the price of the commodity we hedge is more or less variable than the index upon which the hedged commodity is based, thereby making the hedge less effective. For example, a NYMEX index used for hedging certain volumes of our crude oil or refined products may have more or less variability than the actual cost or price we realize for such crude oil or refined products. We may not hedge all the basis risk inherent in our hedging arrangements and derivative contracts.

We may have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate sufficient cash flows or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to meet our payment obligations or our future debt obligations, comply with certain deadlines related to environmental regulations and standards, or pursue our business strategies, including acquisitions, in which case our operations may not perform as we currently expect. We have substantial short-term capital needs and may have substantial long term capital needs. Our short-term working capital needs are primarily related to financing certain of our refined products inventory not covered by our various supply and inventory intermediation agreements. Pursuant to the inventory intermediation agreements, J. Aron purchases and holds title to certain of the intermediate and finished products produced by the Delaware City and Paulsboro refineries and delivered into the tanks at the refineries (or at other locations outside of the refineries as agreed upon by both parties). Furthermore, J. Aron agrees to sell the intermediate and finished products back to us as they are discharged out of the refineries’ tanks (or other locations outside of the refineries as agreed upon by both parties). We market and sell the finished products independently to third parties.

If we cannot adequately handle our crude oil and feedstock requirements or if we are required to obtain our crude oil supply at our other refineries without the benefit of the existing supply arrangements or the applicable counterparty defaults in its obligations, our crude oil pricing costs may increase as the number of days between when we pay for the crude oil and when the crude oil is delivered to us increases. Termination of our A&R Intermediation Agreements with J. Aron would require us to finance our refined products inventory covered by the agreements at terms that may not be as favorable. Additionally, we are obligated to repurchase from J. Aron all volumes of products located at the refineries’ storage tanks (or at other locations outside of the refineries as agreed upon by both parties) upon termination of these agreements, which may have a material adverse impact on our working capital and financial condition. Further, if we are not able to market and sell our finished products to credit worthy customers, we may be subject to delays in the collection of our accounts receivable and exposure to additional credit risk. Such increased exposure could negatively impact our liquidity due to our increased working capital needs as a result of the increase in the amount of crude oil inventory and accounts receivable we would have to carry on our balance sheet. Our long-term needs for cash include those to support ongoing capital expenditures for equipment maintenance and upgrades during turnarounds at our refineries and to complete our routine and normally scheduled maintenance, regulatory and security expenditures.

In addition, from time to time, we are required to spend significant amounts for repairs when one or more processing units experiences temporary shutdowns. We continue to utilize significant capital to upgrade equipment, improve facilities, and reduce operational, safety and environmental risks. In connection with the Paulsboro and Torrance acquisitions, we assumed certain significant environmental obligations, and may similarly do so in future acquisitions. We will likely incur substantial compliance costs in connection with new or changing environmental, health and safety regulations. See “Management’s Discussion and Analysis of Financial Condition of PBF LLC” included elsewhere in this prospectus. Our liquidity condition will affect our ability to satisfy any and all of these needs or obligations.

We may not be able to obtain funding on acceptable terms or at all because of volatility and uncertainty in the credit and capital markets. This may hinder or prevent us from meeting our future capital needs.

In the past, global financial markets and economic conditions have been, and may again be, subject to disruption and volatile due to a variety of factors, including uncertainty in the financial services sector, low consumer confidence, falling commodity prices, geopolitical issues and the generally weak economic conditions. In addition, the fixed income markets have experienced periods of extreme volatility that have negatively impacted market liquidity conditions. As a result, the cost of raising money in the debt and equity capital markets has increased substantially at times while the availability of funds from those markets diminished significantly. In particular, as a result of concerns about the stability of financial markets generally, which may be subject to unforeseen disruptions, the cost of obtaining money from the credit markets may increase as many lenders and institutional investors increase interest rates, enact tighter lending standards, refuse to refinance existing debt on similar terms or at all and reduce or, in some cases, cease to provide funding to borrowers. Due to these factors, we cannot be certain that new debt or equity financing will be available on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. Moreover, without adequate funding, we may be unable to execute our growth strategy, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

Competition from companies who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial and other resources than we do could materially and adversely affect our business and results of operations.

Our refining operations compete with domestic refiners and marketers in regions of the United States in which we operate, as well as with domestic refiners in other regions and foreign refiners that import products into the United States. In addition, we compete with other refiners, producers and marketers in other industries that supply their own renewable fuels or alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and individual consumers. Certain of our competitors have larger and more complex refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources than we do and access to proprietary sources of controlled crude oil production. Unlike these competitors, we obtain substantially all of our feedstocks from unaffiliated sources. We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil supply and other feedstocks or intense price fluctuations.

Newer or upgraded refineries will often be more efficient than our refineries, which may put us at a competitive disadvantage. We have taken significant measures to maintain our refineries including the installation of new equipment and redesigning older equipment to improve our operations. However, these actions involve significant uncertainties, since upgraded equipment may not perform at expected throughput levels, the yield and product quality of new equipment may differ from design specifications and modifications may be needed to correct equipment that does not perform as expected. Any of these risks associated with new equipment, redesigned older equipment or repaired equipment could lead to lower revenues or higher costs or otherwise have an adverse effect on future results of operations and financial condition. Over time, our refineries or certain refinery units may become obsolete, or be unable to compete, because of the construction of new, more efficient facilities by our competitors.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy could have a material adverse effect on our business, results of operations and financial condition.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and distribution markets. We may also be subject to United States trade and economic sanctions laws, which change frequently as a result of foreign policy developments, and which may necessitate changes to our crude oil acquisition activities. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

Economic turmoil in the global financial system may in the future have an adverse impact on the refining industry.

Our business and profitability are affected by the overall level of demand for our products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. In the past, declines in global economic activity and consumer and business confidence and spending significantly reduced the level of demand for our products. Reduced demand for our products may have an adverse impact on our business, financial condition, results of operations and cash flows. In addition, downturns in the economy impact the demand for refined fuels and, in turn, result in excess refining capacity. Refining margins are impacted by changes in domestic and global refining capacity, as increases in refining capacity can adversely impact refining margins, earnings and cash flows.

Our business is indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by economic turmoil in the global financial system could include interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products and the inability of customers to pay for our products. Any of these events may have an adverse impact on our business, financial condition, results of operations and cash flows.

We must make substantial capital expenditures on our operating facilities to maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs and/or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations or cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of new facilities (or improvements and repairs to our existing facilities and equipment, including turnarounds) could adversely affect our ability to achieve targeted internal rates of return and operating results. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

•	denial or delay in obtaining regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of modular components and/or construction materials;

•	severe adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors and suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and/or

•	non-performance or force majeure by, or disputes with, vendors, suppliers, contractors or sub-contractors involved with a project.

Our refineries contain many processing units, a number of which have been in operation for many years. Equipment, even if properly maintained, may require significant capital expenditures and expenses to keep it operating at optimum efficiency. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs that are more frequent than our scheduled turnarounds for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that the units are not operating.

Our forecasted internal rates of return are also based upon our projections of future market fundamentals, which are not within our control, including changes in general economic conditions, available alternative supply and customer demand. Any one or more of these factors could have a significant impact on our business. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our financial position, results of operations or cash flows.

Acquisitions that we may undertake in the future involve a number of risks, any of which could cause us not to realize the anticipated benefits.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results. We may selectively consider strategic acquisitions in the future within the refining and mid-stream sector based on performance through the cycle, advantageous access to crude oil supplies, attractive refined products market fundamentals and access to distribution and logistics infrastructure. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on acceptable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to the diversion of management time and attention from our existing business, liability for known or unknown environmental conditions or other contingent liabilities and greater than anticipated expenditures required for compliance with environmental, safety or other regulatory standards or for investments to improve operating results, and the incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets. We may also enter into transition services agreements in the future with sellers of any additional refineries we acquire. Such services may not be performed timely and effectively, and any significant disruption in such transition services or unanticipated costs related to such services could adversely affect our business and results of operations. In addition, it is likely that, when we acquire refineries, we will not have access to the type of historical financial information that we will require regarding the prior operation of the refineries. As a result, it may be difficult for investors to evaluate the probable impact of significant acquisitions on our financial performance until we have operated the acquired refineries for a substantial period of time.

Our business may suffer if any of our senior executives or other key employees discontinues employment with us. Furthermore, a shortage of skilled labor or disruptions in our labor force may make it difficult for us to maintain labor productivity.

Our future success depends to a large extent on the services of our senior executives and other key employees. Our business depends on our continuing ability to recruit, train and retain highly qualified employees in all areas of our operations, including engineering, accounting, business operations, finance and other key back-office and mid-office personnel. Furthermore, our operations require skilled and experienced employees with proficiency in multiple tasks. The competition for these employees is intense, and the loss of these executives or employees could harm our business. If any of these executives or other key personnel resigns or becomes unable to continue in his or her present role and is not adequately replaced, our business operations could be materially adversely affected.

A portion of our workforce is unionized, and we may face labor disruptions that would interfere with our operations.

At Delaware City, Toledo, Chalmette and Torrance, most hourly employees are covered by a collective bargaining agreement through the United Steel Workers (“USW”). The agreements with the USW covering Delaware City, Chalmette and Torrance are scheduled to expire in January 2019 and the agreement with the USW covering Toledo is scheduled to expire in February 2019. Similarly, at Paulsboro hourly employees are represented by the Independent Oil Workers (“IOW”) under a contract scheduled to expire in March 2019. Future negotiations after 2019 may result in labor unrest for which a strike or work stoppage is possible. Strikes and/or work stoppages could negatively affect our operational and financial results and may increase operating expenses at the refineries.

Our commodity derivative activities could result in period-to-period earnings volatility.

We do not currently apply hedge accounting to all of our commodity derivative contracts and, as a result, unrealized gains and losses will be charged to our earnings based on the increase or decrease in the market value of such unsettled positions. These gains and losses may be reflected in our income statement in periods that differ from when the settlement of the underlying hedged items are reflected in our income statement. Such derivative gains or losses in earnings may produce significant period-to-period earnings volatility that is not necessarily reflective of our underlying operational performance.

The adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivatives contracts to reduce the effect of commodity price, interest rate and other risks associated with our business.

The United States Congress in 2010 passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which, among other things, established federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. In connection with the Dodd-Frank Act, the Commodity Futures Trading Commission, or the CFTC, has proposed rules to set position limits for certain futures and option contracts, and for swaps that are their economic equivalent, in the major energy markets. The legislation and related regulations may also require us to comply with margin requirements, and with certain clearing and trade-execution requirements if we are in scope and do not otherwise satisfy certain specific exceptions. The legislation and related regulations could significantly increase the cost of derivatives contracts (including through requirements to post collateral), materially alter the terms of derivatives contracts, reduce the availability of derivatives to protect against risks we encounter and reduce our ability to monetize or restructure our existing derivatives contracts. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

We may incur significant liability under, or costs and capital expenditures to comply with, environmental and health and safety regulations, which are complex and change frequently.

Our operations are subject to federal, state and local laws regulating, among other things, the use and/or handling of petroleum and other regulated materials, the emission and discharge of materials into the environment, waste management, and remediation of discharges of petroleum and petroleum products, characteristics and composition of gasoline and distillates and other matters otherwise relating to the protection of the environment and the health and safety of the surrounding community. For example, the SCAQMD is currently considering further regulations on, or potentially banning the use of modified hydrofluoric acid, also known as MHF, in Southern California. We utilize MHF as an alkylation catalyst in the manufacturing of gasoline at our Torrance refinery. If MHF usage is limited or restricted by the SCAQMD, our current Torrance refinery operations would be adversely affected, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our operations are also subject to extensive laws and regulations relating to occupational health and safety.

We cannot predict what additional environmental, health and safety legislation or regulations may be adopted in the future, or how existing or future laws or regulations may be administered or interpreted with respect to our operations. Many of these laws and regulations have become increasingly stringent over time, and the cost of compliance with these requirements can be expected to increase over time.

Certain environmental laws impose strict, and in certain circumstances, joint and several, liability for costs of investigation and cleanup of spills, discharges or releases on owners and operators of, as well as persons who arrange for treatment or disposal of regulated materials at, contaminated sites. Under these laws, we may incur liability or be required to pay penalties for past contamination, and third parties may assert claims against us for damages allegedly arising out of any past or future contamination. The potential penalties and clean-up costs for past or future spills, discharges or releases, the failure of prior owners of our facilities to complete their clean-up obligations, the liability to third parties for damage to their property, or the need to address newly-discovered information or conditions that may require a response could be significant, and the payment of these amounts could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Environmental clean-up and remediation costs of our sites and environmental litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition.

We are subject to liability for the investigation and clean-up of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the treatment or disposal of regulated materials. We may become involved in litigation or other proceedings related to the foregoing. If we were to be held responsible for damages in any such litigation or proceedings, such costs may not be covered by insurance and may be material. Historical soil and groundwater contamination has been identified at each of our refineries. Currently, remediation projects for such contamination are underway in accordance with regulatory requirements at our refineries. In connection with the acquisitions of certain of our refineries and logistics assets, the prior owners have retained certain liabilities or indemnified us for certain liabilities, including those relating to pre-acquisition soil and groundwater conditions, and in some instances we have assumed certain liabilities and environmental obligations, including certain existing and potential remediation obligations. If the prior owners fail to satisfy their obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for remediation expenses and other environmental liabilities, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. As a result, in addition to making capital expenditures or incurring other costs to comply with environmental laws, we also may be liable for significant environmental litigation or for investigation and remediation costs and other liabilities arising from the ownership or operation of these assets by prior owners, which could materially adversely affect our business, financial condition, results of operations and cash flow. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF LLC—Contractual Obligations and Commitments” and “Business of PBF LLC—Environmental, Health and Safety Matters” included elsewhere in this prospectus.

We may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other regulated materials, such as asbestos, benzene, silica dust and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination from our properties. A significant increase in the number or success of these claims could materially adversely affect our business, financial condition, results of operations and cash flow.

Our operations could be disrupted if our critical information systems are hacked or fail, causing increased expenses and loss of sales.

Our business is highly dependent on financial, accounting and other data processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If a key system was hacked or otherwise interfered with by an unauthorized access, or was to fail or experience unscheduled downtime for any reason, even if only for a short period, our operations and financial results could be affected adversely. Our systems could be damaged or interrupted by a security breach, cyber-attack, fire, flood, power loss, telecommunications failure or similar event. We have a formal disaster recovery plan in place, but this plan may not prevent delays or other complications that could arise from an information systems failure. Further, our business interruption insurance may not compensate us adequately for losses that may occur. Finally, federal legislation relating to cyber-security threats could impose additional requirements on our operations.

Product liability claims and litigation could adversely affect our business and results of operations.

Product liability is a significant commercial risk. Substantial damage awards have been made in certain jurisdictions against manufacturers and resellers based upon claims for injuries and property damage caused by the use of or exposure to various products. Failure of our products to meet required specifications or claims that a product is inherently defective could result in product liability claims from our shippers and customers, and also arise from contaminated or off-specification product in commingled pipelines and storage tanks and/or defective fuels. Product liability claims against us could have a material adverse effect on our business or results of operations.

Climate change could have a material adverse impact on our operations and adversely affect our facilities.

Some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. We believe the issue of climate change will likely continue to receive scientific and political attention, with the potential for further laws and regulations that could materially adversely affect our ongoing operations.

In addition, as many of our facilities are located near coastal areas, rising sea levels may disrupt our ability to operate those facilities or transport crude oil and refined petroleum products. Extended periods of such disruption could have an adverse effect on our results of operation. We could also incur substantial costs to protect or repair these facilities.

Renewable fuels mandates may reduce demand for the refined fuels we produce, which could have a material adverse effect on our results of operations and financial condition. The market prices for RINs have been volatile and may harm our profitability.

Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuel Standards, or RFS, implementing mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States. Under RFS, the volume of renewable fuels that obligated refineries must blend into their finished petroleum fuels increases annually over time until 2022. In addition, certain states have passed legislation that requires minimum biodiesel blending in finished distillates. On October 13, 2010, the EPA raised the maximum amount of ethanol allowed under federal law from 10% to 15% for cars and light trucks manufactured since 2007. The maximum amount allowed under federal law currently remains at 10% ethanol for all other vehicles. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may increase. Because we do not produce renewable fuels, increasing the volume of renewable fuels that must be blended into our products displaces an increasing volume of our refinery’s product pool, potentially resulting in lower earnings and profitability. In addition, in order to meet certain of these and future EPA requirements, we may be required to purchase renewable fuel credits, known as “RINS,” which may have fluctuating costs. We have seen a fluctuation in the cost of RINs required for compliance with the RFS. We incurred approximately $293.7 million in RINs costs during the year ended December 31, 2017, as compared to $347.5 million and $171.6 million during the years ended December 31, 2016 and 2015, respectively. The fluctuations in our RINs costs are due primarily to volatility in prices for ethanol-linked RINs and increases in our production of on-road transportation fuels since 2012. Our RINs purchase obligation is dependent on our actual shipment of on-road transportation fuels domestically and the amount of blending achieved which can cause variability in our profitability.

Our pipelines are subject to federal and/or state regulations, which could reduce profitability and the amount of cash we generate.

Our transportation activities are subject to regulation by multiple governmental agencies. The regulatory burden on the industry increases the cost of doing business and affects profitability. Additional proposals and proceedings that affect the oil industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission, the United States Department of Transportation, and the courts. We cannot predict when or whether any such proposals may become effective or what impact such proposals may have. Projected operating costs related to our pipelines reflect the recurring costs resulting from compliance with these regulations, and these costs may increase due to future acquisitions, changes in regulation, changes in use, or discovery of existing but unknown compliance issues.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and profitability.

We are subject to the requirements of the Occupational Safety & Health Administration, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, process safety standards and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and the cash flows of the business if we are subjected to significant fines or compliance costs.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities, including federal, state, local and foreign taxes such as income, excise, sales/use, payroll, franchise, property, gross receipts, withholding and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. These liabilities are subject to periodic audits by the respective taxing authorities, which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties. There can be no certainty that our federal, state, local or foreign taxes could be passed on to our customers.

Furthermore, the Tax Cut and Jobs Act (“TCJA”) that was enacted on December 22, 2017 made significant permanent and temporary amendments to the Internal Revenue Code of 1986, including a reduction in corporate income taxes, elimination of the corporate minimum tax, the immediate expensing of certain capital investments, allowing for an indefinite carryforward of tax net operating losses incurred in tax years beginning after December 31, 2017 and fundamentally changing the taxation of multinational entities. Additionally, the TCJA potentially limits the amount of interest expense currently deductible, provides for a transition tax for previously unrepatriated foreign earnings, provides for current taxation of certain foreign income, a minimum tax on low-taxed foreign earnings, and new measures to deter base erosion. Certain of the amendments included in the TCJA may adversely affect our business, result of operations and financial condition. Although we are currently evaluating the impact of the TCJA on our business, significant uncertainty exists with respect to how the TCJA will ultimately affect our business. Some of the uncertainty will not be resolved until clarifying Treasury regulations are promulgated or other relevant authoritative guidance is published.

Changes in accounting standards issued by the FASB could have a material effect on our balance sheet, revenue and result of operations, and could require a significant expenditure of time, attention and resources, especially by senior management.

Our accounting and financial reporting policies conform to GAAP, which are periodically revised and/or expanded. The application of accounting principles is also subject to varying interpretations over time. Accordingly, we are required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time to time by various parties, including accounting standard setters and those who interpret the standards, such as the FASB and the SEC and our independent registered public accounting firm. Such new financial accounting standards may result in significant changes that could adversely affect our business, financial condition, cash flow and results of operations.

Refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for further discussion of new accounting standards, including the implementation status and potential impact to our consolidated financial statements.

Changes in our credit profile could adversely affect our business.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms for our purchases or require us to post security or letters of credit prior to payment. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This, in turn, could cause us to be unable to operate one or more of our refineries at full capacity.

Changes in laws or standards affecting the transportation of North American crude oil by rail could significantly impact our operations, and as a result cause our costs to increase.

Investigations into past rail accidents involving the transport of crude oil have prompted government agencies and other interested parties to call for increased regulation of the transport of crude oil by rail including in the areas of crude oil constituents, rail car design, routing of trains and other matters. Regulation governing shipments of petroleum crude oil by rail requires shippers to properly test and classify petroleum crude oil and further requires shippers to treat Class 3 petroleum crude oil transported by rail in tank cars as a Packing Group I or II hazardous material only. The DOT issued additional rules and regulations that require rail carriers to provide certain notifications to State agencies along routes utilized by trains over a certain length carrying crude oil, enhance safety training standards under the Rail Safety Improvement Act of 2008, require each railroad or contractor to develop and submit a training program to perform regular oversight and annual written reviews and establish enhanced tank car standards and operational controls for high-hazard flammable trains. These rules and any further changes in law, regulations or industry standards that require us to reduce the volatile or flammable constituents in crude oil that is transported by rail, alter the design or standards for rail cars we use, change the routing or scheduling of trains carrying crude oil, or any other changes that detrimentally affect the economics of delivering North American crude oil by rail to our, or subsequently to third party, refineries, could increase our costs, which could have a material adverse effect on our financial condition, results of operations, cash flows and our ability to service our indebtedness.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations and cash flows.

We may incur significant liability under, or costs and capital expenditures to comply with, environmental and health and safety regulations, which are complex and change frequently.

Our operations are subject to federal, state and local laws regulating, among other things, the handling of petroleum and other regulated materials, the emission and discharge of materials into the environment, waste management, and remediation of discharges of petroleum and petroleum products, characteristics and composition of gasoline and distillates and other matters otherwise relating to the protection of the environment. Our operations are also subject to extensive laws and regulations relating to occupational health and safety.

We cannot predict what additional environmental, health and safety legislation or regulations may be adopted in the future, or how existing or future laws or regulations may be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Certain environmental laws impose strict, and in certain circumstances joint and several liability for, costs of investigation and cleanup of such spills, discharges or releases on owners and operators of, as well as persons who arrange for treatment or disposal of regulated materials at contaminated sites. Under these laws, we may incur liability or be required to pay penalties for past contamination, and third parties may assert claims against us for damages allegedly arising out of any past or future contamination. The potential penalties and clean-up costs for past or future releases or spills, the failure of prior owners of our facilities to complete their clean-up obligations, the liability to third parties for damage to their property, or the need to address newly-discovered information or conditions that may require a response could be significant, and the payment of these amounts could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining operations. We depend on favorable weather conditions in the spring and summer months.

Demand for gasoline products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and construction work. Varying vapor pressure requirements between the summer and winter months also tighten summer gasoline supply. As a result, the operating results of our refining segment are generally lower for the first and fourth quarters of each year.

We may not be able to successfully integrate the Torrance refinery or future acquisitions into our business, or realize the anticipated benefits of these acquisitions.

Following the completion of the Torrance Acquisition (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF LLC” included elsewhere in this prospectus), the integration of this business into our operations may be a complex and time-consuming process that may not be successful. Prior to the completion of the Torrance Acquisition we did not have any operations in the West Coast. This may add complexity to effectively overseeing, integrating and operating this refinery and related assets. Even if we successfully integrate this business into our operations, there can be no assurance that we will realize the anticipated benefits and operating synergies. Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from this acquisition or future acquisitions may prove to be incorrect. This acquisition involves risks, including:

•	unexpected losses of key employees, customers and suppliers of the acquired operations;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations;

•	diversion of management time and attention from our existing business;

•	liability for known or unknown environmental conditions or other contingent liabilities and greater than anticipated expenditures required for compliance with environmental, safety or other regulatory standards or for investments to improve operating results; and

•	the incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets.

In connection with our Torrance Acquisition and with future acquisitions, we did not and may not have access to the type of historical financial information that we may require regarding the prior operation of the refinery. As a result, it may be difficult for investors to evaluate the probable impact of this significant acquisition or future acquisitions on our financial performance until we have operated the acquired refinery for a substantial period of time.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

Our indebtedness may significantly affect our financial flexibility in the future. As of December 31, 2017, we have total debt of $2,226.1 million, excluding deferred debt issuance costs of $34.5 million and our Intercompany Note Payable, and we could incur an additional $1,195.7 million under our credit facilities. We may incur additional indebtedness in the future. Our strategy includes executing future refinery and logistics acquisitions. Any significant acquisition would likely require us to incur additional indebtedness in order to finance all or a portion of such acquisition. The level of our indebtedness has several important consequences for our future operations, including that:

•	a portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness and will not be available for other purposes;

•	under certain circumstances, covenants contained in our existing debt arrangements limit our ability to borrow additional funds, dispose of assets and make certain investments;

•	in certain circumstances, these covenants also require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited; and

•	we may be at a competitive disadvantage to those of our competitors that are less leveraged; and we may be more vulnerable to adverse economic and industry conditions.

Our indebtedness increases the risk that we may default on our debt obligations, certain of which contain cross-default and/or cross-acceleration provisions. Our and our subsidiaries’ ability to meet future principal obligations will be dependent upon our future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Despite our level of indebtedness, we and our subsidiaries may be able to incur substantially more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future including additional secured or unsecured debt. Although our debt instruments and financing arrangements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our currently anticipated debt levels, the leverage risks described above would increase. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

Restrictive covenants in our debt instruments may limit our ability to undertake certain types of transactions.

Various covenants in our debt instruments and other financing arrangements may restrict our and our subsidiaries’ financial flexibility in a number of ways. Our indebtedness subjects us to financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, pay dividends or make certain other restricted payments and investments, consummate certain asset sales or asset swaps, conduct businesses other than our current businesses, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Some of these debt instruments also require our subsidiaries to satisfy or maintain certain financial tests in certain circumstances. Our subsidiaries’ ability to meet these financial tests can be affected by events beyond our control and they may not meet such tests.

Provisions in our indentures could discourage an acquisition of us by a third party.

Certain provisions of our indentures could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a “change in control” as described in the indentures, holders of our notes could require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, at the date of repurchase.

Our future credit ratings could adversely affect our ability to obtain credit in the future.

Our Senior Notes (as defined below) are rated BB by Standard & Poor’s Rating Services and B1 by Moody’s Investors Service. Any adverse effect on our credit rating may increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make cash distributions to our shareholders.

Risks Related to Our Organizational Structure

PBF Energy is the managing member of us, and its only material asset is its interest in us. Accordingly, PBF Energy depends upon distributions from us and its subsidiaries to pay its taxes, meet its other obligations and/or pay dividends in the future.

PBF Energy is a holding company and all of its operations are conducted through our subsidiaries. PBF Energy has no independent means of generating revenue and no material assets other than its ownership interest in us. PBF Energy and we depend on the earnings and cash flow of our subsidiaries to meet our obligations, including our indebtedness, tax liabilities and obligations to make payments under a tax receivable agreement entered into with PBF LLC Series A and PBF LLC Series B Unit holders (the “Tax Receivable Agreement”). If PBF Energy or we do not receive such cash distributions, dividends or other payments from our subsidiaries, PBF Energy and we may be unable to meet our obligations and/or pay dividends.

PBF Energy, as the sole managing member of us, may cause us to make distributions to its members in an amount sufficient to enable it to cover all applicable taxes at assumed tax rates, to make payments owed by it under the Tax Receivable Agreement, and to pay other obligations and dividends, if any, declared by PBF Energy. To the extent we need funds and any of our subsidiaries is restricted from making such distributions under applicable law or regulation or under the terms of our financing or other contractual arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition.

The PBF Holding asset based revolving credit agreement (the “Revolving Loan”), the PBF Holding 7.00% senior notes due 2023 (the “2023 Senior Notes”), the PBF Holding 7.25% senior notes due 2025 (the “2025 Senior Notes” and together with the 2023 Senior Notes, the “Senior Notes”), and certain of our other outstanding debt arrangements include a restricted payment covenant, which restricts the ability of PBF Holding to make distributions to us, and we anticipate our future debt will contain a similar restriction. PBFX’s five year $360.0 million revolving credit facility (the “PBFX Revolving Credit Facility”) and PBFX’s indenture governing its PBFX 2023 Senior Notes (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF LLC” included elsewhere in this prospectus) also contain covenants that limit or restrict PBFX’s ability and the ability of its restricted subsidiaries to make distributions and other restricted payments and restrict PBFX’s ability to incur liens and enter into burdensome agreements. In addition, there may be restrictions on payments by our subsidiaries under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. For example, PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets, and PBFX is subject to a similar prohibition. As a result, we may be unable to obtain that cash to satisfy our obligations.

We have obligations to make tax distributions to our members and these amounts could be material.

We are required to make periodic tax distributions to our members, including PBF Energy, prorated in accordance with their respective percentage interests, subject to the terms and conditions of its limited liability company agreement. These amounts could be material to us.

Our members may have influence or control over us.

The interests of our members may not in all cases be aligned. For example, members may have different tax positions which could influence their positions, including regarding whether and when we dispose of assets and whether and when we incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Transactions of PBF LLC—PBF Energy IPO Related Agreements” in this section of the prospectus.

Under the Tax Receivable Agreement, PBF Energy is required to pay the former and current holders of PBF LLC Series A Units and PBF LLC Series B Units for certain realized or assumed tax benefits PBF Energy may claim arising in connection with prior offerings and future exchanges of PBF LLC Series A Units for shares of its Class A common stock and related transactions. The indentures governing the Senior Notes allow us, under certain circumstances, to make distributions sufficient for PBF Energy to pay its obligations arising from the Tax Receivable Agreement, and such amounts are expected to be substantial.

PBF Energy entered into the Tax Receivable Agreement that provides for the payment from time to time (“On-Going Payments”) by PBF Energy to the former and current holders of PBF LLC Series A Units and PBF LLC Series B Units for certain tax benefits it may claim arising in connection with its prior offerings and future exchanges of PBF LLC Series A Units for shares of its Class A common stock and related transactions, and the amounts it may pay could be significant.

PBF Energy’s payment obligations under the Tax Receivable Agreement are PBF Energy’s obligations and not obligations of ours, PBFX, PBF Holding, PBF Finance Corporation, or any of their respective subsidiaries. However, because PBF Energy is primarily a holding company with limited operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on our ability to make future distributions to it. For example, the indentures governing the Senior Notes allows our subsidiaries to make tax distributions (as defined in the indenture), and it is expected that PBF Energy’s share of these tax distributions will be in amounts sufficient to allow PBF Energy to make On-Going Payments. The indentures governing the Senior Notes also allows us to make a distribution sufficient to allow PBF Energy to make any payments required under the Tax Receivable Agreement upon a change in control, so long as we offer to purchase all of the Senior Notes outstanding at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any. If PBF Energy’s share of the distributions it receives under these specific provisions of the indentures governing the Senior Notes are insufficient to satisfy its obligations under the Tax Receivable Agreement, PBF Energy may cause us to make distributions in accordance with other provisions of the indentures governing the Senior Notes in order to satisfy such obligations. In any case, based on our estimates of PBF Energy’s obligations under the Tax Receivable Agreement, the amount of our distributions on account of PBF Energy’s obligations under the Tax Receivable Agreement are expected to be substantial.

For example, with respect to On-Going Payments, assuming no material changes in the relevant tax law, and that PBF Energy earns sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable

Agreement, we expect that On-Going Payments by PBF Energy under the Tax Receivable Agreement relating to exchanges that occurred prior to December 31, 2017 to aggregate $362.1 million and to range over the next 5 years from approximately $30.0 million to $65.0 million per year and decline thereafter. Further On-Going Payments by PBF Energy in respect of subsequent exchanges of PBF LLC Series A Units would be in addition to these amounts and are expected to be substantial as well. With respect to the change of control payment, assuming that the market value of a share of PBF Energy’s Class A common stock equals $35.45 per share of Class A common stock (the closing price on December 31, 2017) and that LIBOR were to be 1.85%, we estimate as of December 31, 2017 that the aggregate amount of these accelerated payments would have been approximately $357.1 million if triggered immediately on such date. PBF Holding’s existing indebtedness may limit its ability to make distributions to us, and in turn to PBF Energy to pay these obligations. These provisions may deter a potential sale of us to a third party and may otherwise make it less likely a third party would enter into a change of control transaction with PBF Energy or us.

The foregoing numbers are merely estimates—the actual payments could differ materially. For example, it is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding payments. Moreover, payments under the Tax Receivable Agreement will be based on the tax reporting positions that PBF Energy determines in accordance with the Tax Receivable Agreement. Neither PBF Energy nor any of its subsidiaries will be reimbursed for any payments previously made under the Tax Receivable Agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments.

Risks Related to Our Ownership of PBFX

We depend upon PBFX for a substantial portion of our refineries’ logistics needs and have obligations for minimum volume commitments in our commercial agreements with PBFX.

We depend on PBFX to receive, handle, store and transfer crude oil, petroleum products and natural gas for us from our operations and sources located throughout the United States and Canada in support of certain of our refineries under long-term, fee-based commercial agreements with our subsidiaries. These commercial agreements have an initial term of approximately seven to ten years and generally include minimum quarterly commitments and inflation escalators. If we fail to meet the minimum commitments during any calendar quarter, we will be required to make a shortfall payment quarterly to PBFX equal to the volume of the shortfall multiplied by the applicable fee.

PBFX’s operations are subject to all of the risks and operational hazards inherent in receiving, handling, storing and transferring crude oil, petroleum products and natural gas, including: damages to its facilities, related equipment and surrounding properties caused by floods, fires, severe weather, explosions and other natural disasters and acts of terrorism; mechanical or structural failures at PBFX’s facilities or at third-party facilities on which its operations are dependent; curtailments of operations relative to severe seasonal weather; inadvertent damage to our facilities from construction, farm and utility equipment; and other hazards. Any of these events or factors could result in severe damage or destruction to PBFX’s assets or the temporary or permanent shut-down of PBFX’s facilities. If PBFX is unable to serve our logistics needs, our ability to operate our refineries and receive crude oil and distribute products could be adversely impacted, which could adversely affect our business, financial condition and results of operations.

In addition, as of December 31, 2017, PBF LLC owns 18,459,497 common units representing a 44.1% limited partner interest in PBFX, as well as all of the incentive distribution rights and a non-economic general partner interest in PBFX. The inability of PBFX to continue operations, perform under its commercial arrangements with our subsidiaries or the occurrence of any of these risks or operational hazards, could also adversely impact the value of our investment in PBFX and, because PBFX is a consolidated entity, our business, financial condition and results of operations.

PBFX may not have sufficient available cash to pay any quarterly distribution on its units. Furthermore, PBFX is not required to make distributions to holders of units on a quarterly basis or otherwise, and may elect to distribute less than all of its available cash.

PBFX may not have sufficient available cash from operating surplus each quarter to enable it to pay the minimum quarterly distribution. The amount of cash it can distribute on its units principally depends upon the amount of cash generated from its operations, which will fluctuate from quarter to quarter based on, among other things: the volume of crude oil and refined products it throughputs; PBFX’s entitlement to payments associated with minimum volume commitments; the fees it charges for the volumes throughput; the level of its operating, maintenance and general and administrative costs; and prevailing economic conditions. In addition, the actual amount of cash PBFX will have available for distribution will depend on other factors, some of which are beyond its control, including: the level and timing of capital expenditures it makes; the amount of its operating expenses and general and administrative expenses, and payment of the administrative fees for services provided to it by PBF GP and its affiliate; the cost of acquisitions, if any; debt service requirements and other liabilities; fluctuations in working capital needs; PBFX’s ability to borrow funds and access capital markets; restrictions contained in PBFX’s Revolving Credit Facility, the PBFX 2023 Senior Notes and other debt service requirements; the amount of cash reserves established by PBF GP; and other business risks affecting cash levels.

In addition, if PBFX issues additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that PBFX will be unable to maintain or increase its per unit distribution level. There are no limitations in the partnership agreement of PBFX on its ability to issue additional units, including units ranking senior to the outstanding units. The incurrence of additional borrowings or other debt to finance PBFX’s growth strategy would result in increased interest expense, which, in turn, may impact the cash that it has available to distribute to its unit holders (including us). Furthermore, the partnership agreement does not require PBFX to pay distributions on a quarterly basis or otherwise. The board of directors of PBF GP may at any time, for any reason, change its cash distribution policy or decide not to make any distributions (including to us).

Increases in interest rates could adversely impact the price of PBFX’s units, PBFX’s ability to issue equity or incur debt for acquisitions or other purposes and its ability to make cash distributions at its intended levels.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing PBFX’s financing costs to increase accordingly. As with other yield-oriented securities, PBFX’s unit price is impacted by the level of its cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in PBFX, and a rising interest rate environment could have an adverse impact on the price of the units, PBFX’s ability to issue equity or incur debt for acquisitions or other purposes and its ability to make cash distributions at intended levels, which could adversely impact the value of our investment in PBFX.

If PBFX was to be treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes or if PBFX was otherwise subject to entity-level taxation, PBFX’s cash available for distribution to its unit holders, including to us, would be reduced, likely causing a substantial reduction in the value of units, including the units held by us.

The present U.S. federal income tax treatment of publicly traded partnerships, including PBFX, or an investment in its common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time the U.S. Congress considers substantive changes to the existing federal income tax laws that would affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible for PBFX to meet the exception to be treated as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in PBFX common units.

If PBFX were treated as a corporation for U.S. federal income tax purposes, it would pay U.S. federal income tax on income at the corporate tax rate, which is currently a maximum of 21% under the TCJA, and would likely be liable for state income tax at varying rates. Distributions to PBFX unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to PBFX unitholders. Because taxes would be imposed upon PBFX as a corporation, the cash available for distribution to PBFX unitholders would be substantially reduced. Therefore, PBFX’s treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to PBFX unitholders, likely causing a substantial reduction in the value of the units.

All of the executive officers and a majority of the directors of PBF GP are also current or former officers or directors of PBF Energy. Conflicts of interest could arise as a result of this arrangement.

PBF Energy indirectly owns and controls PBF GP, and appoints all of its officers and directors. All of the executive officers and a majority of the directors of PBF GP are also current or former officers or directors of PBF Energy. These individuals will devote significant time to the business of PBFX. Although the directors and officers of PBF GP have a fiduciary duty to manage PBF GP in a manner that is beneficial to PBF Energy, as directors and officers of PBF GP they also have certain duties to PBFX and its unit holders. Conflicts of interest may arise between PBF Energy and its affiliates, including PBF GP, on the one hand, and PBFX and its unit holders, on the other hand. In resolving these conflicts of interest, PBF GP may favor its own interests and the interests of PBFX over the interests of PBF Energy. In certain circumstances, PBF GP may refer any conflicts of interest or potential conflicts of interest between PBFX, on the one hand, and PBF Energy, on the other hand, to its conflicts committee (which must consist entirely of independent directors) for resolution, which conflicts committee must act in the best interests of the public unit holders of PBFX. As a result, PBF GP may manage the business of PBFX in a way that may differ from our best interests.

RATIO OF EARNINGS TO FIXED CHARGES OF PBF LLC

The following table sets forth information regarding PBF LLC’s ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals. You should read the ratio of earnings to fixed charges in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	3.4x	2.5x	2.6x	1.3x	2.9x

CAPITALIZATION OF PBF LLC

The following table sets forth our cash and cash equivalents and total capitalization as of December 31, 2017.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF LLC” and PBF LLC’s consolidated financial statements and related notes thereto included elsewhere in this prospectus.

As of December 31, 2017
(in thousands)
Cash and cash equivalents	$562,036

Debt, including current maturities: (1)(2)
7.25% Senior notes due 2025	$725,000
7.00% Senior notes due 2023	500,000
Revolving Loan	350,000
PBFX Revolving Credit Facility (3)	29,700
PBFX Senior Notes (3)	525,000
Catalyst Leases	59,048
PBF Rail Term Loan	28,366
Note Payable	5,621
Intercompany note payable	292,844

Total debt	$2,515,579
Total PBF Energy Company LLC equity (4)	2,422,411

Total capitalization	$4,937,990

(1)	Does not include $586.3 million in outstanding letters of credit issued under the Revolving Loan and $3.6 million of outstanding letters of credit issued under the PBFX Revolving Credit Facility.
(2)	Total debt outstanding excludes debt issuance costs and debt premium.
(3)	On October 6, 2017, PBFX issued $175.0 million in aggregate principal amount of the old notes. The old notes were issued under the indenture governing the PBFX Senior Notes due 2023 issued May 12, 2015. PBFX used the net proceeds from the old notes offering to pay down the PBFX Revolving Credit Facility and for general partnership purposes.
(4)	Total PBF Energy Company LLC equity excludes noncontrolling interest of $456.1 million.

SELECTED FINANCIAL DATA OF PBF LLC

The following table presents selected historical consolidated financial data of PBF LLC. The selected historical consolidated financial data as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, have been derived from our audited financial statements, included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been derived from the audited financial statements not included in this prospectus. As a result of the Chalmette and Torrance acquisitions, the historical consolidated financial results of PBF LLC only includes the results of operations for the Chalmette and Torrance refineries from November 1, 2015 and July 1, 2016 forward, respectively.

The historical consolidated financial data and other statistical data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF LLC” and our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

As discussed in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus, during the year ended December 31, 2017, we determined that we would revise the presentation of certain line items on our consolidated statements of operations to enhance our disclosure under the requirements of Rule 5-03 of Regulation S-X. The revised presentation is comprised of the inclusion of a subtotal within costs and expenses referred to as “Cost of sales” and the reclassification of total depreciation and amortization expense between such amounts attributable to cost of sales and other operating costs and expenses. The amount of depreciation and amortization expense that is presented separately within the “Cost of sales” subtotal represents depreciation and amortization of refining and logistics assets that are integral to the refinery production process. The historical comparative information has been revised to conform to the current presentation. This revised presentation does not have an effect on our historical consolidated income from operations or net income, nor does it have any impact on our consolidated balance sheets, statements of comprehensive income or statements of cash flows.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Statement of operations data:
Revenues	$21,786,637	$15,920,424	$13,123,929	$19,828,155	$19,151,455
Costs and expenses:
Cost of products and other	18,863,621	13,598,341	11,481,614	18,471,203	17,803,314
Operating expenses (excluding depreciation and amortization expense as reflected below)	1,685,611	1,423,198	904,525	883,140	812,652
Depreciation and amortization expense	277,992	216,341	187,729	166,799	98,622

Cost of sales	20,827,224	15,237,880	12,573,868	19,521,142	18,714,588
General and administrative expenses (excluding depreciation and amortization expense as reflected below) (1)	214,448	166,252	180,310	146,592	95,794
Depreciation and amortization expense	12,964	5,835	9,688	13,583	12,857
Loss (gain) on sale of assets	1,458	11,374	(1,004)	(895)	(183)

Total cost and expense	21,056,094	15,421,341	12,762,862	19,680,422	18,823,056

Income from operations	730,543	499,083	361,067	147,733	328,399
Other (expense) income:
Change in fair value of catalyst lease obligation	(2,247)	1,422	10,184	3,969	4,691
Debt extinguishment costs	(25,451)	—	—	—	—
Interest expense, net	(162,383)	(155,819)	(109,411)	(100,352)	(94,057)

Income before income taxes	540,462	344,686	261,840	51,350	239,033
Income tax (benefit) expense	(10,783)	23,689	648	—	—

Net Income	551,245	320,997	261,192	51,350	239,033
Less: net income attributable to noncontrolling interests	51,168	40,109	34,880	14,740	—

Net income attributable to PBF Energy Company LLC	$500,077	$280,888	$226,312	$36,610	$239,033

Balance sheet data (at end of period):
Total assets	$8,038,985	$7,133,492	$5,501,167	$4,525,920	$4,192,504
Total debt (2)	2,515,579	2,370,793	2,096,261	1,370,103	766,821
Total equity	2,878,503	2,487,820	1,909,395	1,652,837	1,715,256
Other financial data:
Capital expenditures (3)	$727,035	$1,612,871	$981,080	$631,332	$415,702

(1)	Includes acquisition related expenses consisting primarily of consulting and legal expenses related to the Torrance Acquisition, PBFX Plains Asset Purchase, Chalmette Acquisition and other pending and non-consummated acquisitions of $1.0 million, $17.5 million and $5.8 million in 2017, 2016 and 2015, respectively.
(2)	Total debt, excluding debt issuance costs, includes current maturities, Note payable, Intercompany Note Payable and our Delaware Economic Development Authority Loan (which was fully converted to a grant as of December 31, 2016).
(3)	Includes expenditures for construction in progress, property, plant and equipment (including railcar purchases), deferred turnaround costs and other assets, excluding the proceeds from sales of assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF PBF LLC

You should read the following discussion and analysis together with “Selected Financial Data of PBF LLC,” and our consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus particularly in the sections entitled “Risk Factors Relating to PBF LLC” and “Cautionary Note Regarding Forward-Looking Statements of PBF LLC.”

Overview

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. As of December 31, 2017, we own and operate five domestic oil refineries and related assets, which we acquired in 2010, 2011, 2015 and 2016. Our refineries have a combined processing capacity, known as throughput, of approximately 900,000 barrels per day (“bpd”), and a weighted-average Nelson Complexity Index of 12.2. We operate in two reportable business segments: Refining and Logistics. Our five oil refineries are all engaged in the refining of crude oil and other feedstocks into petroleum products, and are aggregated into the Refining segment. PBFX operates certain logistical assets such as crude oil and refined petroleum products terminals, pipelines, and storage facilities, which are aggregated into the Logistics segment.

The following map details the locations of our refineries and the location of PBFX’s assets (each as defined below):

Our five refineries are located in Delaware City, Delaware, Paulsboro, New Jersey, Toledo, Ohio, New Orleans, Louisiana and Torrance, California. Each of these refineries is briefly described in the table below:

Refinery	Region	Nelson Complexity Index	Throughput Capacity (in bpd)	PADD	Crude Processed (1)	Source (1)
Delaware City	East Coast	11.3	190,000	1	light sweet through heavy sour	water, rail

Paulsboro	East Coast	13.2	180,000	1	light sweet through heavy sour	water

Toledo	Mid-continent	9.2	170,000	2	light sweet	pipeline, truck, rail

Chalmette	Gulf Coast	12.7	189,000	3	light sweet through heavy sour	water, pipeline

Torrance	West Cost	14.9	155,000	5	medium and heavy	pipeline, water, truck

(1)	Reflects the typical crude and feedstocks and related sources utilized under normal operating conditions and prevailing market environments.

Factors Affecting Comparability

Our results over the past three years have been affected by the following events, the understanding of which will aid in assessing the comparability of our period to period financial performance and financial condition.

Torrance Acquisition

On July 1, 2016, we acquired from ExxonMobil Oil Corporation (“ExxonMobil”) and its subsidiary, Mobil Pacific Pipeline Company, the Torrance refinery and related logistics assets (the “Torrance Acquisition”). The Torrance refinery, located on 750 acres in Torrance, California, is a high-conversion 155,000 bpd, delayed-coking refinery with a Nelson Complexity Index of 14.9. The facility is strategically positioned in Southern California with advantaged logistics connectivity that offers flexible raw material sourcing and product distribution opportunities primarily in the California, Las Vegas and Phoenix area markets. The Torrance Acquisition increased our total throughput capacity to approximately 900,000 bpd.

In addition to refining assets, the Torrance Acquisition included a number of high-quality logistics assets consisting of a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a 189-mile crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the transaction were several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport. The Torrance refinery also has crude and product storage facilities with approximately 8.6 million barrels of shell capacity.

The purchase price for the assets was approximately $521.4 million in cash after post-closing purchase price adjustments, plus final working capital of $450.6 million. The final purchase price and fair value allocation were completed as of June 30, 2017. During the measurement period, which ended in June 2017, adjustments were made to our preliminary fair value estimates related primarily to Property, plant and equipment and Other long-term liabilities reflecting the finalization of our assessment of the cost and duration of certain assumed pre-existing environmental obligations. The transaction was financed through a combination of cash on hand, including proceeds from certain equity offerings, and borrowings under PBF Holding’s asset based revolving credit agreement.

PBF Energy Public Offerings

As a result of the initial public offering and related reorganization transactions, PBF Energy became our sole managing member with a controlling voting interest in us and our subsidiaries. Effective with completion of the initial public offering, PBF Energy consolidates our financial results and our subsidiaries and records a noncontrolling interest in its consolidated financial statements representing the economic interests of our noncontrolling unit holders.

Additionally, a series of secondary offerings were made subsequent to PBF Energy’s IPO whereby funds affiliated with The Blackstone Group L.P. (“Blackstone”) and First Reserve Management L.P. (“First Reserve”) sold their interests in us. The final such subsequent offering was completed on February 6, 2015, as funds affiliated with Blackstone and First Reserve exchanged 3,804,653 Series A units for the same number of shares of PBF Energy Class A common stock which were subsequently sold in a secondary public offering (the “February 2015 secondary offering” and collectively with the prior secondary offerings, the “secondary offerings”). As a result of these secondary offerings, Blackstone and First Reserve no longer hold any Series A units. The holders of Series B Units, which include certain current and former executive officers of PBF Energy, received a portion of the proceeds of the sales of the shares of PBF Energy Class A common stock by Blackstone and First Reserve in accordance with our amended and restated limited liability company agreement. PBF LLC did not receive any proceeds from the secondary offerings.

On October 13, 2015, PBF Energy completed the sale of an aggregate of 11,500,000 shares of Class A common stock, including 1,500,000 shares of Class A common stock that were sold pursuant to the exercise of an over-allotment option, for net proceeds of $344.0 million, after deducting underwriting discounts and commissions and other offering expenses (the “October 2015 Equity Offering”). Net proceeds received were subsequently used to purchase 11,500,000 PBF LLC Series C Units.

On December 19, 2016, PBF Energy completed the sale of an aggregate of 10,000,000 shares of Class A common stock for net proceeds of $274.3 million, after deducting underwriting discounts and commissions and other offering expenses (the “December 2016 Equity Offering”). Net proceeds received were subsequently used to purchase 10,000,000 of PBF LLC Series C Units.

As of December 31, 2017, including the offerings described above, PBF Energy owned 110,586,762 Series C Units and our current and former executive officers and directors and certain employees and others beneficially owned 3,767,464 Series A Units, and the holders of PBF Energy’s issued and outstanding shares of Class A common stock have 96.7% of the voting power in us and our members other than PBF Energy through their holdings of Class B common stock have the remaining 3.3% of the voting power in us.

PBFX Equity Offerings

On April 5, 2016, PBFX completed a public offering of an aggregate of 2,875,000 common units, including 375,000 common units that were sold pursuant to the full exercise by the underwriter of its option to purchase additional common units, for net proceeds of $51.6 million, after deducting underwriting discounts and commissions and other offering expenses (the “PBFX April 2016 Equity Offering”). In addition, on August 17, 2016, PBFX completed a public offering of an aggregate of 4,000,000 common units, and granted the underwriter an option to purchase an additional 600,000 common units, of which 375,000 units were subsequently purchased on September 14, 2016, for total net proceeds of $86.8 million, after deducting underwriting discounts and commissions and other offering expenses (the “PBFX August 2016 Equity Offering”). As a result of the PBFX 2016 equity offerings, as of December 31, 2017, we held a 44.1% limited partner interest in PBFX and own all of PBFX’s IDRs, with the remaining 55.9% limited partner interest owned by public common unit holders.

Chalmette Acquisition

On November 1, 2015, we acquired from ExxonMobil, Mobil Pipeline Company and PDV Chalmette, Inc., 100% of the ownership interests of Chalmette Refining L.L.C. (“Chalmette Refining”), which owns the Chalmette refinery and related logistics assets (collectively, the “Chalmette Acquisition”). The Chalmette refinery, located outside of New Orleans, Louisiana, is a dual-train coking refinery and is capable of processing both light and heavy crude oil. Subsequent to the closing of the Chalmette Acquisition, Chalmette Refining is a wholly-owned subsidiary of PBF Holding.

Chalmette Refining owns 100% of the MOEM Pipeline, providing access to the Empire Terminal, as well as the CAM Connection Pipeline, providing access to the Louisiana Offshore Oil Port facility through a third party pipeline. Chalmette Refining also owns 80% of each of the Collins Pipeline Company and T&M Terminal Company, both located in Collins, Mississippi, which provide a clean products outlet for the refinery to the Plantation and Colonial Pipelines. Also included in the acquisition are a marine terminal capable of importing waterborne feedstocks and loading or unloading finished products; a clean products truck rack which provides access to local markets; and a crude and product storage facility.

The aggregate purchase price for the Chalmette Acquisition was $322.0 million in cash, plus inventory and working capital of $246.0 million, which was finalized in the first quarter of 2016. The transaction was financed through a combination of cash on hand and borrowings under our Revolving Loan.

PBFX Assets and Drop-Down Transactions

PBFX’s assets consist of light and heavy crude oil rail unloading terminals and a refined products pipeline and truck rack at the Delaware City refinery, a crude oil truck unloading terminal and storage facility at the Toledo refinery, a crude oil pipeline system supplying the Torrance refinery, a natural gas pipeline supplying the Paulsboro refinery, the East Coast Terminals (as defined below), a products terminal at the Toledo refinery and a crude storage tank at the Chalmette refinery.

On April 29, 2016, PBFX’s wholly-owned subsidiary, PBF Logistics Products Terminals LLC, completed the purchase of four refined products terminals in the greater Philadelphia region (the “East Coast Terminals”) from an affiliate of Plains All American Pipeline, L.P.

On August 31, 2016, PBFX acquired from us 50% of the issued and outstanding limited liability company interests of TVPC, whose assets consist of the 189-mile San Joaquin Valley Pipeline system, which consists of the M55, M1 and M70 pipeline systems, including 11 pipeline stations with storage capacity and truck unloading capability at two of the stations (collectively, the “Torrance Valley Pipeline”).

On February 15, 2017, PBFX’s wholly-owned subsidiary PBFX Operating Company LP (“PBFX Op Co”), acquired from us all of the issued and outstanding limited liability company interests of Paulsboro Natural Gas Pipeline Company LLC (“PNGPC”). PNGPC owns and operates an existing interstate natural gas pipeline. In August 2017, PBFX Op Co completed the construction of a new pipeline which replaced the existing pipeline and commenced services.

On February 15, 2017, we entered into the Chalmette Storage Services Agreement under which PBFX, through PBFX Op Co, assumed construction of the Chalmette Storage Tank. The Chalmette Storage Tank commenced operations in November 2017 upon completion of construction.

Renewable Fuels Standard

We are subject to obligations to purchase RINs required to comply with the Renewable Fuels Standard. Our overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established by the EPA. To the degree we are unable to blend the required amount of biofuels to satisfy our RINs obligation, RINs must be purchased on the open market to avoid penalties and fines. We record our RINs obligation on a net basis in Accrued expenses when our RINs liability is greater than the amount of RINs earned and purchased in a given period and in Prepaid and other current assets when the amount of RINs earned and purchased is greater than the RINs liability. We have experienced fluctuations in the costs to comply with our renewable energy credit obligation. We incurred approximately $293.7 million in RINs costs during the year ended December 31, 2017 as compared to $347.5 million and $171.6 million during the years ended December 31, 2016 and 2015, respectively. The fluctuations in RINs costs are due primarily to volatility in prices for ethanol-linked RINs and increases in our production of on-road transportation fuels since 2012. Our RINs purchase obligation is dependent on our actual shipment of on-road transportation fuels domestically and the amount of blending achieved.

Amended and Restated Asset Based Revolving Credit Facility

On an ongoing basis, the Revolving Loan is available to be used for working capital and other general corporate purposes. On August 15, 2014, the agreement was amended and restated to, among other things, increase the maximum availability to $2.50 billion and extend its maturity to August 2019. The commitment fees on the unused portions, the interest rate on advances and the fees for letters of credit were reduced as a part of the amendment. The amended and restated Revolving Loan includes an accordion feature which allows for aggregate commitments of up to $2.75 billion. In November and December 2015, PBF Holding increased the maximum availability under the Revolving Loan to $2.60 billion and $2.64 billion, respectively, in accordance with its accordion feature.

As noted above, we drew down under our Revolving Loan to partially fund the Torrance Acquisition. The outstanding balance under our Revolving Loan was $350.0 million as of December 31, 2017 and 2016, respectively.

2025 Senior Notes Offering

On May 30, 2017, PBF Holding and PBF Finance issued $725.0 million in aggregate principal amount of the 2025 Senior Notes. The net proceeds were used to fund the cash tender offer (the “Tender Offer”) for any and all of its outstanding 8.25% senior secured notes due 2020 (the “2020 Senior Secured Notes”), to pay the related redemption price and accrued and unpaid interest for any 2020 Senior Secured Notes that remained outstanding after the completion of the Tender Offer, and for general corporate purposes. Upon the satisfaction and discharge of the 2020 Senior Secured Notes in connection with the closing of the Tender Offer and the redemption, the 2023 Senior Notes became unsecured and certain covenants were modified, as provided for in the indenture governing the 2023 Senior Notes and related documents.

2023 Senior Notes Offering

On November 24, 2015, PBF Holding and PBF Finance Corporation issued $500.0 million in aggregate principal amount of the 2023 Senior Notes. The net proceeds were approximately $490.0 million after deducting the initial purchasers’ discount and offering expenses. We used the proceeds to fund general corporate purposes, including a portion of the purchase price for the Torrance Acquisition.

PBF Rail Revolving Credit Facility

Effective March 25, 2014, PBF Rail Logistics Company LLC (“PBF Rail”), an indirect wholly-owned subsidiary of PBF Holding, entered into a $250.0 million secured revolving credit agreement (the “Rail Facility”), the primary purpose of which was to fund the acquisition by PBF Rail of crude tank cars (the “Eligible Railcars”) before December 2015. The Rail Facility was amended on two occasions in 2015 and 2016. On December 22, 2016, the Rail Facility was terminated and replaced with the PBF Rail Term Loan (as described below).

PBF Rail Term Loan

On December 22, 2016, PBF Rail entered into a $35.0 million term loan (the “PBF Rail Term Loan”) with a bank previously party to the Rail Facility. The PBF Rail Term Loan amortizes monthly over its five-year term and bears interest at the one month LIBOR plus the margin as defined in the credit agreement. As security for the PBF Rail Term Loan, PBF Rail pledged, among other things: (i) certain eligible railcars; (ii) the Debt Service Reserve Account (as defined in the credit agreement); and (iii) PBF Holding’s member interest in PBF Rail. Additionally, the PBF Rail Term Loan contains customary terms, events of default and covenants for transactions of this nature. PBF Rail may at any time repay the PBF Rail Term Loan without penalty in the event that railcars collateralizing the loan are sold, scrapped or otherwise removed from the collateral pool.

The outstanding balance of the PBF Rail Term Loan was $28.4 million and $35.0 million as of December 31, 2017 and 2016, respectively.

PBFX Debt and Credit Facilities

On May 14, 2014, in connection with the closing of the PBFX Offering, PBFX entered into the PBFX Revolving Credit Facility and a three-year, $300.0 million term loan facility (the “PBFX Term Loan”). The PBFX Revolving Credit Facility was increased from $275.0 million to $325.0 million in December 2014 and from $325.0 million to $360.0 million in May 2016. The PBFX Revolving Credit Facility is available to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes and is guaranteed by a guaranty of collection from us. PBFX also has the ability to increase the maximum amount of the PBFX Revolving Credit Facility by an aggregate amount of up to $240.0 million, to a total facility size of $600.0 million, subject to receiving increased commitments from lenders or other financial institutions and satisfaction of certain conditions. The PBFX Revolving Credit Facility includes a $25.0 million sublimit for standby letters of credit and a $25.0 million sublimit for swingline loans. The PBFX Term Loan was used to fund distributions to us and was guaranteed by our guaranty of collection secured at all times by cash, U.S. Treasury or other investment grade securities in an amount equal to or greater than the outstanding principal amount of the PBFX Term Loan.

Certain subsequent acquisitions made by PBFX were funded partially by proceeds from the sale of marketable securities. PBFX used borrowings under the PBFX Revolving Credit Facility to repay the outstanding PBFX Term Loan balance, and thereby release the marketable securities that had collateralized the PBFX Term Loan. The PBFX Term Loan was repaid in 2017.

On May 12, 2015, PBFX entered into an indenture among the Partnership, PBF Logistics Finance Corporation, a Delaware corporation and wholly-owned subsidiary of PBFX (“PBF Logistics Finance,” and together with PBFX, the “Issuers”), the Guarantors named therein (certain subsidiaries of PBFX) and Deutsche Bank Trust Company Americas, as Trustee, under which the Issuers issued $350.0 million in aggregate principal amount of 6.875% senior notes due in 2023 (the “initial PBFX Senior Notes”). We have provided a limited guarantee of collection of the principal amount of the PBFX Senior Notes (as defined below), but are not otherwise subject to the covenants of the indenture. After deducting offering expenses, PBFX received net proceeds of approximately $343.0 million from the initial PBFX Senior Notes offering.

On October 6, 2017, PBFX issued $175.0 million in aggregate principal amount of 6.875% Senior Notes due 2023 (the “new PBFX 2023 Senior Notes” and, together with the initial PBFX 2023 Senior Notes, the “PBFX 2023 Senior Notes”). The new PBFX 2023 Senior Notes were issued at 102% of face value with an effective rate of 6.442% and were issued under the indenture governing the initial PBFX 2023 Senior Notes dated on May 12, 2015. The new PBFX 2023 Senior Notes are expected to be treated as a single series with the initial PBFX 2023 Senior Notes and have the same terms as those initial notes except that (i) the new PBFX 2023 Senior Notes are subject to a separate registration rights agreement and (ii) the new PBFX 2023 Senior Notes were issued initially under CUSIP numbers different from the initial PBFX 2023 Senior Notes. PBFX used the net proceeds from the offering of the new PBFX 2023 Senior Notes to repay a portion of the PBFX Revolving Credit Facility and for general partnership purposes.

As of December 31, 2017 and December 31, 2016, there were $525.0 million and $350.0 million outstanding, excluding debt issuance premium, under the PBFX 2023 Senior Notes, respectively.

Inventory Intermediation Agreements

On certain dates subsequent to the inception of the Inventory Intermediation Agreements, we and our subsidiaries, DCR and PRC; entered into amendments to the amended and restated inventory intermediation agreement (as amended, the “A&R Intermediation Agreements”) with J. Aron pursuant to which certain terms of the inventory intermediation agreements were amended, including, among other things, pricing and an extension of the term. The most recent of these was on September 8, 2017 which extends the term of the A&R Intermediation Agreement relating to DCR and PRC to July 1, 2019 and December 31, 2019, respectively, which terms may be further extended by mutual consent of the parties to July 1, 2020 and December 31, 2020, respectively.

Pursuant to each A&R Intermediation Agreement, J. Aron continues to purchase and hold title to certain of the intermediate and finished products (the “Products”) produced by the Paulsboro and Delaware City refineries, respectively, and delivered into tanks at the refineries. Furthermore, J. Aron agrees to sell the Products back to Paulsboro refinery and Delaware City refinery as the Products are discharged out of the refineries’ tanks. J. Aron has the right to store the products purchased in tanks under the A&R Intermediation Agreements and will retain these storage rights for the term of the agreements. PBF Holding continues to market and sell the products independently to third parties.

Crude Oil Acquisition Agreements

We currently purchase all of our crude and feedstock needs independently from a variety of suppliers on the spot market or through term agreements for our Delaware City refinery. We have a contract with Saudi Aramco pursuant to which we have been purchasing up to approximately 100,000 bpd of crude oil from Saudi Aramco that is processed at our Paulsboro refinery. Prior to December 31, 2015, we had a crude oil supply contract with a third-party for our Delaware City refinery. We currently fully source our own crude oil needs for our Toledo refinery. Prior to July 31, 2014, we had a crude oil acquisition agreement with a third party that expired on July 31, 2014. In connection with the Chalmette Acquisition we entered into a contract with Petróleos de Venezuela S.A. (“PDVSA”) for the supply of 40,000 to 60,000 bpd of crude oil that can be processed at any of our East or Gulf Coast refineries. We have not sourced crude oil under this agreement since the third quarter of 2017 as PDVSA has suspended deliveries due to the parties’ inability to agree to mutually acceptable payment terms. In connection with the closing of the Torrance Acquisition, we entered into a crude supply agreement with ExxonMobil for approximately 60,000 bpd of crude oil that can be processed at our Torrance refinery.

Equity Repurchase Program

PBF Energy’s Board of Directors authorized the repurchase of up to $300.0 million of our Series C Units, through the repurchase of PBF Energy’s Class A common stock (the “Repurchase Program”). On September 26, 2016, PBF Energy’s Board of Directors approved a two year extension to the existing Repurchase Program. As a result of the extension, the Repurchase Program will expire on September 30, 2018. No repurchases of our Series C Units were made during the year ended December 31, 2017. As of December 31, 2017, we have purchased approximately 6.05 million shares of our Series C Units under the Repurchase Program for $150.8 million through the purchase of PBF Energy’s Class A common stock in open market transactions and had the ability to purchase approximately an additional $149.2 million in Series C Units under the approved Repurchase Program, through the purchase of PBF Energy’s Class A common stock in open market transactions.

These repurchases may be made from time to time through various methods, including open market transactions, block trades, accelerated share repurchases, privately negotiated transactions or otherwise, certain of which may be effected through Rule 10b5-1 and Rule 10b-18 plans. The timing and number of shares repurchased will depend on a variety of factors, including price, capital availability, legal requirements and economic and market conditions. PBF Energy is not obligated to purchase any shares under the Repurchase Program, and repurchases may be suspended or discontinued at any time without prior notice.

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices, our materials cost fluctuate significantly with movements in crude oil prices and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less materials cost) of each of our refineries against a specific benchmark industry refining margin based on crack spreads. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that, when multiplied by throughput, provides an approximation of the gross margin generated by refining activities.

The performance of our East Coast refineries generally follows the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Toledo refinery generally follows the WTI (Chicago) 4-3-1 benchmark refining margin. Our Chalmette refinery generally follows the LLS (Gulf Coast) 2-1-1 benchmark refining margin. Our Torrance refinery generally follows the ANS (West Coast) 4-3-1 benchmark refining margin.

While the benchmark refinery margins presented below under “Results of Operations—Market Indicators” are representative of the results of our refineries, each refinery’s realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery to its corresponding benchmark. These factors include the refinery’s actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations, timing of crude oil and other feedstock purchases, a rising or declining crude and product pricing environment and commodity price management activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product-value advantages and disadvantages as compared to the refinery’s relevant benchmark.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. Our exposure to credit risk is reflected in the carrying amount of the receivables that are presented in our balance sheet. To minimize credit risk, all customers are subject to extensive credit verification procedures and extensions of credit above defined thresholds are to be approved by the senior management. Our intention is to trade only with recognized creditworthy third parties. In addition, receivable balances are monitored on an ongoing basis. We also limit the risk of bad debts by obtaining security such as guarantees or letters of credit.

Other Factors

We currently source our crude oil for our refineries on a global basis through a combination of market purchases and short-term purchase contracts, and through our crude oil supply agreements with Saudi Aramco, PDVSA, ExxonMobil and others. We believe purchases based on market pricing has given us flexibility in obtaining crude oil at lower prices and on a more accurate “as needed” basis. Since our Paulsboro and Delaware City refineries access their crude slates from the Delaware River via ship or barge and through our rail facilities at Delaware City, these refineries have the flexibility to purchase crude oils from the Mid-Continent and Western Canada, as well as a number of different countries. We have not sourced crude oil under our crude supply arrangement with PDVSA since the third quarter of 2017 as PDVSA has suspended deliveries due to our inability to agree to mutually acceptable payment terms.

In the past several years, we expanded and upgraded the existing on-site railroad infrastructure at the Delaware City refinery. Currently, crude oil delivered by rail to this facility is consumed at our Delaware City and Paulsboro refineries. The Delaware City rail unloading facility, which was sold to PBFX in 2014, allows our East Coast refineries to source WTI-based crude oils from Western Canada and the Mid-Continent, which we believe, at times, may provide cost advantages versus traditional Brent-based international crude oils. In support of this rail strategy, we have at times entered into agreements to lease or purchase crude railcars. A portion of these railcars were purchased via the Rail Facility entered into during 2014, which was terminated in connection with the execution of the PBF Rail Term Loan in 2016. Certain of these railcars were subsequently sold to a third party, which has leased the railcars back to us for periods of between four and seven years. In 2016, we sold approximately 120 of these railcars to optimize our railcar portfolio. Our railcar fleet, at times, provides transportation flexibility within our crude oil sourcing strategy that allows our East Coast refineries to process cost advantaged crude from Canada and the Mid-Continent.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance, and emission control regulations, including the cost of RINs required for compliance with the Renewable Fuels Standard. The predominant variable cost is energy, in particular, the price of utilities, natural gas and electricity.

Our operating results are also affected by the reliability of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is managed through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feed logistics, whereas unplanned downtime does not afford us this opportunity.

Refinery-Specific Information

The following section includes refinery-specific information related to our operations, crude oil differentials, ancillary costs, and local premiums and discounts.

Delaware City Refinery. The benchmark refining margin for the Delaware City refinery is calculated by assuming that two barrels of Dated Brent crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate this benchmark using the NYH market value of reformulated blendstock for oxygenate blending (“RBOB”) and ultra-low sulfur diesel (“ULSD”) against the market value of Dated Brent and refer to the benchmark as the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Delaware City refinery has a product slate of approximately 53% gasoline, 30% distillate, 2% high-value petrochemicals, with the remaining portion of the product slate comprised of lower-value products (6% black oil, 4% petroleum coke, 3% LPGs and 2% other). For this reason, we believe the Dated Brent (NYH) 2-1-1 is an appropriate benchmark industry refining margin. The majority of Delaware City revenues are generated off NYH-based market prices.

The Delaware City refinery’s realized gross margin on a per barrel basis has historically differed from the Dated Brent (NYH) 2-1-1 benchmark refining margin due to the following factors:

•	the Delaware City refinery processes a slate of primarily medium and heavy sour crude oils, which has constituted approximately 55% to 65% of total throughput. The remaining throughput consists of sweet crude oil and other feedstocks and blendstocks. In addition, we have the capability to process a significant volume of light, sweet crude oil depending on market conditions. Our total throughput costs have historically priced at a discount to Dated Brent; and

•	as a result of the heavy, sour crude slate processed at Delaware City, we produce lower value products including sulfur, carbon dioxide and petroleum coke. These products are priced at a significant discount to RBOB and ULSD and represent approximately 5% to 7% of our total production volume.

Paulsboro Refinery. The benchmark refining margin for the Paulsboro refinery is calculated by assuming that two barrels of Dated Brent crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate this benchmark using the NYH market value of RBOB and ULSD diesel against the market value of Dated Brent and refer to the benchmark as the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Paulsboro refinery has a product slate of approximately 39% gasoline, 33% distillate, 5% high-value Group I lubricants and 10% asphalt, with the remaining portion of the product slate comprised of lower-value products (5% black oil, 3% petroleum coke, 4% LPGs and 1% other). For this reason, we believe the Dated Brent (NYH) 2-1-1 is an appropriate benchmark industry refining margin. The majority of Paulsboro revenues are generated off NYH-based market prices.

The Paulsboro refinery’s realized gross margin on a per barrel basis has historically differed from the Dated Brent (NYH) 2-1-1 benchmark refining margin due to the following factors:

•	the Paulsboro refinery processes a slate of primarily medium and heavy sour crude oils, which has historically constituted approximately 75% to 85% of total throughput. The remaining throughput consists of sweet crude oil and other feedstocks and blendstocks;

•	as a result of the heavy, sour crude slate processed at Paulsboro, we produce lower value products including sulfur and petroleum coke. These products are priced at a significant discount to RBOB and ULSD and represent approximately 3% to 5% of our total production volume; and

•	the Paulsboro refinery produces Group I lubricants which carry a premium sales price to RBOB and ULSD.

Toledo Refinery. The benchmark refining margin for the Toledo refinery is calculated by assuming that four barrels of WTI crude oil are converted into three barrels of gasoline, one-half barrel of ULSD and one-half barrel of jet fuel. We calculate this refining margin using the Chicago market values of conventional blendstock for oxygenate blending (“CBOB”) and ULSD and the United States Gulf Coast value of jet fuel against the market value of WTI crude oil and refer to this benchmark as the WTI (Chicago) 4-3-1 benchmark refining margin. Our Toledo refinery has a product slate of approximately 54% gasoline, 34% distillate, 6% high-value petrochemicals (including nonene, tetramer, benzene, xylene and toluene) with the remaining portion of the product slate comprised of lower-value products (5% LPGs and 1% other). For this reason, we believe the WTI (Chicago) 4-3-1 is an appropriate benchmark industry refining margin. The majority of Toledo revenues are generated off Chicago-based market prices.

The Toledo refinery’s realized gross margin on a per barrel basis has historically differed from the WTI (Chicago) 4-3-1 benchmark refining margin due to the following factors:

•	the Toledo refinery processes a slate of domestic sweet and Canadian synthetic crude oil. Historically, Toledo’s blended average crude costs have been higher than the market value of WTI crude oil;

•	the Toledo refinery configuration enables it to produce more barrels of product than throughput which generates a pricing benefit; and

•	the Toledo refinery generates a pricing benefit on some of its refined products, primarily its petrochemicals.

Chalmette Refinery. The benchmark refining margin for the Chalmette refinery is calculated by assuming two barrels of Light Louisiana Sweet (“LLS”) crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate this benchmark using the US Gulf Coast market value of 87 conventional gasoline and ULSD against the market value of LLS and refer to this benchmark as the LLS (Gulf Coast) 2-1-1 benchmark refining margin. Our Chalmette refinery has a product slate of approximately 47% gasoline, 32% distillate, 3% high-value petrochemicals (including benzene and xylenes) with the remaining portion of the product slate comprised of lower-value products (10% black oil, 5% petroleum coke and 3% other). For this reason, we believe the LLS (Gulf Coast) 2-1-1 is an appropriate benchmark industry refining margin. The majority of Chalmette revenues are generated off Gulf Coast-based market prices.

The Chalmette refinery’s realized gross margin on a per barrel basis has historically differed from the LLS (USGC) 2-1-1 benchmark refining margin due to the following factors:

•	the Chalmette refinery has generally processed a slate of primarily medium and heavy sour crude oils, which has historically constituted approximately 55% to 65% of total throughput. The remaining throughput consists of sweet crude oil and other feedstocks and blendstocks; and

•	as a result of the heavy, sour crude slate processed at Chalmette, we produce lower-value products including sulfur and petroleum coke. These products are priced at a significant discount to 87 conventional gasoline and ULSD and represent approximately 4% to 6% of our total production volume.

The PRL (pre-treater, reformer, light ends) project was completed in 2017 which has increased high-octane, ultra-low sulfur reformate and chemicals production. The new crude oil tank was also commissioned in 2017 and is allowing additional gasoline and diesel exports reduced RINs compliance costs and lower crude ship demurrage costs.

Torrance Refinery. The benchmark refining margin for the Torrance refinery is calculated by assuming that four barrels of Alaskan North Slope (“ANS”) crude oil are converted into three barrels of gasoline, one-half barrel of diesel and one-half barrel of jet fuel. We calculate this benchmark using the West Coast Los Angeles market value of California reformulated blendstock for oxygenate blending (CARBOB), California Air Resources Board (CARB) diesel and jet fuel and refer to the benchmark as the ANS (WCLA) 4-3-1 benchmark refining margin. Our Torrance refinery has a product slate of approximately 64% gasoline and 22% distillate with the remaining portion of the product slate comprised of lower-value products (9% petroleum coke, 2% LPG, 1% black oil and 2% other). For this reason, we believe the ANS (West Coast) 4-3-1 is an appropriate benchmark industry refining margin. The majority of Torrance revenues are generated off West Coast Los Angeles-based market prices.

The Torrance refinery’s realized gross margin on a per barrel basis has historically differed from the ANS (WCLA) 4-3-1 benchmark refining margin due to the following factors:

•	the Torrance refinery has generally processed a slate of primarily heavy sour crude oils, which has historically constituted approximately 80% to 90% of total throughput. The Torrance crude slate has the lowest API gravity (typically an American Petroleum Institute (“API”) gravity of less than 20 degrees) of all of our refineries. The remaining throughput consists of other feedstocks and blendstocks; and

•	as a result of the heavy, sour crude slate processed at Torrance, we produce lower-value products including petroleum coke and sulfur. These products are priced at a significant discount to gasoline and diesel and represent approximately 9% to 11% of our total production volume.

Change in Presentation

As discussed in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus, during the year ended December 31, 2017, we determined that we will revise the presentation of certain line items on our consolidated statements of operations to enhance our disclosure under the requirements of Rule 5-03 of Regulation S-X. The revised presentation is comprised of the inclusion of a subtotal within costs and expenses referred to as “Cost of sales” and the reclassification of total depreciation and amortization expense between such amounts attributable to cost of sales and other operating costs and expenses. The amount of depreciation and amortization expense that is presented separately within the “Cost of sales” subtotal represents depreciation and amortization of refining and logistics assets that are integral to the refinery production process. The historical comparative information has been revised to conform to the current presentation. This revised presentation does not have an effect on our historical consolidated income from operations or net income, nor does it have any impact on our consolidated balance sheets, statements of comprehensive income, statements of changes in equity and statements of cash flows.

Results of Operations

The tables below reflect our consolidated financial and operating highlights for the years ended December 31, 2017, 2016 and 2015. We operate in two reportable business segments: Refining and Logistics. Our five oil refineries, excluding the assets owned by PBFX, are all engaged in the refining of crude oil and other feedstocks into petroleum products, and are aggregated into the Refining segment. PBFX is a publicly traded master limited partnership that operates certain logistical assets such as crude oil and refined petroleum products terminals, pipelines and storage facilities. PBFX’s operations are aggregated into the Logistics segment. We do not separately discuss our results by individual segments as, apart from the East Coast Terminals, our Logistics segment did not have any significant third party revenue and a significant portion of its operating results eliminate in consolidation.

	Year Ended December 31,
	2017	2016	2015
	(amounts in thousands)
Revenues	$21,786,637	$15,920,424	$13,123,929
Costs and expenses:
Cost of products and other	18,863,621	13,598,341	11,481,614
Operating expenses (excluding depreciation and amortization expense as reflected below)	1,685,611	1,423,198	904,525
Depreciation and amortization expense	277,992	216,341	187,729

Cost of sales	20,827,224	15,237,880	12,573,868
General and administrative expenses (excluding depreciation and amortization expense as reflected below)	214,448	166,252	180,310
Depreciation and amortization expense	12,964	5,835	9,688
Loss (gain) on sale of assets	1,458	11,374	(1,004)

Total cost and expense	21,056,094	15,421,341	12,762,862

Income from operations	730,543	499,083	361,067
Other (expense) income:
Change in fair value of catalyst leases	(2,247)	1,422	10,184
Debt extinguishment costs	(25,451)	—	—
Interest expense, net	(162,383)	(155,819)	(109,411)

Income before income taxes	540,462	344,686	261,840
Income tax (benefit) expense	(10,783)	23,689	648

Net Income	551,245	320,997	261,192
Less: net income attributable to noncontrolling interests	51,168	40,109	34,880

Net income attributable to PBF Energy Company LLC	$500,077	$280,888	$226,312

Gross margin	$1,041,129	$727,496	$571,524
Gross refining margin (1)	$2,676,651	$2,143,449	$1,512,330

(1)	See Non-GAAP Financial Measures below.

Operating Highlights

	Year Ended December 31,
	2017	2016	2015
Key Operating Information
Production (bpd in thousands)	802.9	734.3	511.9
Crude oil and feedstocks throughput (bpd in thousands)	807.4	727.7	516.4
Total crude oil and feedstocks throughput (millions of barrels)	294.7	266.4	188.4
Gross margin per barrel of throughput	$3.53	$2.73	$3.03
Gross refining margin, excluding special items per barrel of throughput (1)	$8.08	$6.09	$10.29
Refinery operating expense, excluding depreciation, per barrel of throughput	$5.52	$5.22	$4.72
Crude and feedstocks (% of total throughput) (2):
Heavy	34%	26%	14%
Medium	30%	37%	49%
Light	21%	25%	26%
Other feedstocks and blends	15%	12%	11%

Total throughput	100%	100%	100%

Yield (% of total throughput):
Gasoline and gasoline blendstocks	50%	50%	49%
Distillates and distillate blendstocks	30%	31%	35%
Lubes	1%	1%	1%
Chemicals	2%	3%	3%
Other	16%	15%	12%

Total yield	99%	100%	100%

(1)	See Non-GAAP Financial Measures below.
(2)	We define heavy crude oil as crude oil with American Petroleum Institute (API) gravity less than 24 degrees. We define medium crude oil as crude oil with API gravity between 24 and 35 degrees. We define light crude oil as crude oil with API gravity higher than 35 degrees.

The table below summarizes certain market indicators relating to our operating results as reported by Platts.

	Year Ended December 31,
	2017	2016	2015
	(dollars per barrel, except as noted)
Dated Brent Crude	$54.18	$43.91	$52.56
West Texas Intermediate (WTI) crude oil	$50.79	$43.34	$48.71
Light Louisiana Sweet (LLS) crude oil	$54.02	$45.03	$52.36
Alaska North Slope (ANS) crude oil	$54.43	$43.67	$52.44
Crack Spreads
Dated Brent (NYH) 2-1-1	$14.74	$13.49	$16.35
WTI (Chicago) 4-3-1	$15.88	$12.38	$17.91
LLS (Gulf Coast) 2-1-1	$13.57	$10.75	$14.39
ANS (West Coast) 4-3-1	$17.43	$16.46	$26.46
Crude Oil Differentials
Dated Brent (foreign) less WTI	$3.39	$0.56	$3.85
Dated Brent less Maya (heavy, sour)	$7.16	$7.36	$8.45
Dated Brent less WTS (sour)	$4.37	$1.42	$3.59
Dated Brent less ASCI (sour)	$3.66	$3.92	$4.57
WTI less WCS (heavy, sour)	$12.24	$12.57	$11.87
WTI less Bakken (light, sweet)	$(0.26)	$1.32	$2.89
WTI less Syncrude (light, sweet)	$(1.74)	$(2.01)	$(1.45)
WTI less LLS (light, sweet)	$(3.23)	$(1.69)	$(3.67)
WTI less ANS (light, sweet)	$(3.63)	$(0.33)	$(3.73)
Natural gas (dollars per MMBTU)	$3.02	$2.55	$2.63

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Overview— Net income was $551.2 million for the year ended December 31, 2017 compared to $321.0 million for the year ended December 31, 2016. Net income attributable to PBF LLC was $500.1 million for the year ended December 31, 2017 compared to net income attributable to PBF LLC of $280.9 million for the year ended December 31, 2016. The net income attributable to PBF LLC includes PBF LLC’s equity interest in its operating subsidiaries’ net income.

Our results for the year ended December 31, 2017 were positively impacted by a non-cash special item consisting of a lower of cost or market (“LCM”) inventory adjustment of approximately $295.5 million, whereas our results for the year ended December 31, 2016 were positively impacted by a LCM inventory adjustment of approximately $521.3 million (see Non-GAAP Financial Measures below). Our results for the year ended December 31, 2017 were also impacted by a special item consisting of debt extinguishment costs of approximately $25.5 million related to the redemption of the 2020 Senior Secured Notes (see Non-GAAP Financial Measures below). Excluding the impact of these special items, our results were positively impacted by higher throughput volumes at the majority of our refineries and higher crack spreads realized at each of our refineries, which were impacted by the hurricane-related reduction in refining throughput in the Gulf Coast region and tightening product inventories, specifically distillates, in the second half of the year as well as lower costs to comply with the RFS. Notably, we benefited from the improved operating performance of our Chalmette and Torrance refineries.

Revenues—Revenues totaled $21.8 billion for the year ended December 31, 2017 compared to $15.9 billion for the year ended December 31, 2016, an increase of approximately $5.9 billion or 36.8%. Revenues per barrel were $64.90 and $59.77 for the years ended December 31, 2017 and 2016, respectively, an increase of 8.6% directly related to higher hydrocarbon commodity prices. For the year ended December 31, 2017, the total throughput rates at our East Coast, Mid-Continent, Gulf Coast and West Coast refineries averaged approximately 338,200 bpd, 145,200 bpd, 184,500 bpd and 139,500 bpd, respectively. For the year ended December 31, 2016, the total throughput rates at our East Coast, Mid-Continent and Gulf Coast refineries averaged approximately 327,000 bpd, 159,100 bpd and 169,300 bpd, respectively. For the period from its acquisition on July 1, 2016 through December 31, 2016, our West Coast refinery’s throughput averaged 143,900 bpd. The throughput rates at our East Coast and Gulf Coast refineries were higher in 2017 compared to 2016. Our West Coast refinery was not acquired until the beginning of the third quarter of 2016. The decrease in throughput rates at our West Coast refinery in 2017 compared to 2016 is primarily due to planned downtime at our Torrance refinery for its first significant turnaround under our ownership, which was completed early in the third quarter of 2017. However, our West Coast refinery throughput averaged 164,000 bpd for the last six months of the year upon completion of the turnaround. For the year ended December 31, 2017, the total refined product barrels sold at our East Coast, Mid-Continent, Gulf Coast and West Coast refineries averaged approximately 363,800 bpd, 160,400 bpd, 227,200 bpd and 168,300 bpd, respectively. For the year ended December 31, 2016, the total refined product barrels sold at our East Coast, Mid-Continent and Gulf Coast refineries averaged approximately 364,100 bpd, 171,800 bpd and 206,400 bpd, respectively. For the period from its acquisition on July 1, 2016 through December 31, 2016, the total refined product barrels sold at our West Coast refinery averaged 179,200 bpd. Total refined product barrels sold were higher than throughput rates, reflecting sales from inventory as well as sales and purchases of refined products outside the refineries.

Gross Margin—Gross margin, including refinery operating expenses and depreciation, totaled $1,041.1 million, or $3.53 per barrel of throughput, for the year ended December 31, 2017, compared to $727.5 million, or $2.73 per barrel of throughput, for the year ended December 31, 2016, an increase of $313.6 million. Gross refining margin (as defined below in Non-GAAP Financial Measures) totaled $2,676.7 million, or $9.08 per barrel of throughput ($2,381.1 million or $8.08 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2017 compared to $2,143.4 million, or $8.05 per barrel of throughput ($1,622.1 million or $6.09 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2016, an increase of approximately $533.2 million or an increase of $759.0 million excluding special items.

Excluding the impact of special items, gross margin and gross refining margin increased due to improved crack spreads across each of our refineries, reduced costs to comply with the RFS and positive margin contributions from our Torrance refinery following its first significant turnaround under our ownership, which was completed early in the third quarter of 2017. Costs to comply with our obligation under the RFS totaled $255.2 million for the year ended December 31, 2017 (excluding our West Coast refinery, whose cost to comply with RFS totaled $38.5 million for the year ended December 31, 2017) compared to $325.3 million for the year ended December 31, 2016 (excluding our West Coast refinery, whose costs to comply with RFS totaled $22.2 million for the year ended December 31, 2016). In addition, gross margin and gross refining margin were positively impacted by a non-cash LCM inventory adjustment of approximately $295.5 million on a net basis resulting from an increase in crude oil and refined product prices in comparison to the prices at the end of 2016. The non-cash LCM inventory adjustment increased gross margin and gross refining margin by approximately $521.3 million in the year ended December 31, 2016.

Average industry refining margins in the Mid-Continent were stronger during the year ended December 31, 2017, as compared to the same period in 2016. The WTI (Chicago) 4-3-1 industry crack spread was $15.88 per barrel, or 28.3% higher, in the year ended December 31, 2017, as compared to $12.38 per barrel in the same period in 2016. Our margins were unfavorably impacted by our refinery specific crude slate in the Mid-Continent which was impacted by a declining WTI/Bakken differential partially offset by an improving WTI/Syncrude differential, which averaged a premium of $1.74 per barrel for the year ended December 31, 2017 as compared to a premium of $2.01 per barrel in the same period in 2016.

On the East Coast, the Dated Brent (NYH) 2-1-1 industry crack spread was approximately $14.74 per barrel, or 9.3% higher, in the year ended December 31, 2017 as compared to $13.49 per barrel in the same period in 2016. The Dated Brent/WTI differential was $2.83 higher in the year ended December 31, 2017, as compared to the same period in 2016, partially offset by year over year decreases in the Dated Brent/Maya differential and WTI/Bakken differential of $0.20 and $1.58, respectively.

Gulf Coast industry refining margins improved during the year ended December 31, 2017 as compared to the same period in 2016. The LLS (Gulf Coast) 2-1-1 industry crack spread was $13.57 per barrel, or 26.2% higher, in the year ended December 31, 2017 as compared to $10.75 per barrel in the same period in 2016. Crude differentials weakened with the WTI/LLS differential averaging a premium of $3.23 per barrel during the year ended December 31, 2017 as compared to a premium of $1.69 per barrel in the same period of 2016.

Additionally, we benefited from improvements in the West Coast industry refining margins during the year ended December 31, 2017 as compared to the same period in 2016. The ANS (West Coast) 4-3-1 industry crack spread was $17.43 per barrel, or 5.9% higher, in the year ended December 31, 2017 as compared to $16.46 per barrel in the same period in 2016. Partially offsetting the improved crack spreads, crude differentials weakened with the WTI/ANS differential averaging a premium of $3.63 per barrel during the year ended December 31, 2017 as compared to a premium of $0.33 per barrel in the same period of 2016. As the Torrance refinery was not acquired until the beginning of the third quarter of 2016, we did not benefit from the contribution of this refinery for the full twelve months of the prior year.

Favorable movements in these benchmark crude differentials typically result in lower crude costs and positively impact our earnings, while reductions in these benchmark crude differentials typically result in higher crude costs and negatively impact our earnings.

Operating Expenses—Operating expenses totaled $1,685.6 million for the year ended December 31, 2017 compared to $1,423.2 million for the year ended December 31, 2016, an increase of $262.4 million, or 18.4%. Of the total $1,685.6 million of operating expenses, approximately $1,627.6 million, or $5.52 per barrel of throughput, related to expenses incurred by the Refining segment, while the remaining $58.0 million related to expenses incurred by the Logistics segment ($1,390.6 million or $5.22 per barrel, and $32.6 million of operating expenses for the year ended December 31, 2016 related to the Refining and Logistics segment, respectively). The increase in operating expenses was mainly attributable to the operating expenses associated with our Torrance refinery and related logistics assets, which were included in our results for the full year of 2017 as compared with only six months of 2016. For the year ended December 31, 2017 the Torrance refinery and related logistics assets incurred operating expenses of approximately $475.9 million in comparison to $250.5 million for the period from its acquisition on July 1, 2016 to December 31, 2016. Total operating expenses at our refineries, excluding our Torrance refinery, increased slightly for the year ended December 31, 2017, primarily due to higher energy costs and maintenance costs. The increase in energy costs was mainly due to higher natural gas prices while the increase in maintenance costs was mainly due to timing of repairs. The operating expenses related to the Logistics segment consists of costs related to the operation and maintenance of PBFX’s assets, which were higher primarily as a result of current period expenses related to certain assets including the Toledo Products Terminal and Torrance Valley Pipeline, which were not in service for the full comparable period in 2016, and higher operating expenses associated with the East Coast Terminals.

General and Administrative Expenses—General and administrative expenses totaled $214.4 million for the year ended December 31, 2017, compared to $166.3 million for the year ended December 31, 2016, an increase of approximately $48.2 million or 29.0%. The increase in general and administrative expenses primarily relates to increased employee related expenses of $58.2 million driven by higher incentive compensation costs in the year ended December 31, 2017 as compared to the same period in 2016, attributable to higher average employee headcount and better operating performance. These increases were partially offset by lower costs associated with acquisition and integration related activities which were approximately $8.6 million lower in the year ended December 31, 2017 as compared to the same period in 2016. Our general and administrative expenses are comprised of the personnel, facilities and other infrastructure costs necessary to support our refineries and related logistical assets.

Loss (gain) on Sale of Assets—There was a loss of $1.5 million on sale of assets for the year ended December 31, 2017 relating to non-operating refinery assets. There was a loss of $11.4 million for the year ended December 31, 2016 relating to the sale of non-operating refining assets.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $291.0 million for the year ended December 31, 2017 (including $278.0 million recorded within Cost of sales) compared to $222.2 million for the year ended December 31, 2016 (including $216.3 million recorded within Cost of sales), an increase of $68.8 million. The increase was a result of additional depreciation expense associated with the assets acquired in the Torrance Acquisition and a general increase in our fixed asset base due to capital projects and turnarounds completed during 2017 and 2016.

Change in Fair Value of Catalyst Leases—Change in the fair value of catalyst leases represented a loss of $2.2 million for the year ended December 31, 2017, compared to a gain of $1.4 million for the year ended December 31, 2016. These gains and losses relate to the change in value of the precious metals underlying the sale and leaseback of our refineries’ precious metals catalyst, which we are obligated to return or repurchase at fair market value on the lease termination dates.

Debt extinguishment costs—Debt extinguishment costs of $25.5 million incurred in the year ended December 31, 2017 relate to nonrecurring charges associated with debt refinancing activity calculated based on the difference between the carrying value of the 2020 Senior Secured Notes on the date that they were reacquired and the amount for which they were reacquired. There were no such costs in the same period of 2016.

Interest Expense, net—Interest expense totaled $162.4 million for the year ended December 31, 2017, compared to $155.8 million for the year ended December 31, 2016, an increase of $6.6 million. This net increase is attributable to higher average borrowings under our Revolving Loan partially offset by lower interest expense on a portion of our senior notes that were refinanced in May 2017. Interest expense includes interest on long-term debt and Intercompany Note Payable including the PBFX credit facilities, costs related to the sale and leaseback of our precious metals catalyst, financing costs associated with the A&R Intermediation Agreements with J. Aron, letter of credit fees associated with the purchase of certain crude oils, and the amortization of deferred financing costs.

Income Tax Expense—As we are a limited liability company treated as a “flow-through” entity for income tax purposes, our consolidated financial statements generally do not include a benefit or provision for income taxes for the years ended December 31, 2017 and 2016 apart from the income tax attributable to two subsidiaries of Chalmette Refining that are treated as C-Corporations for income tax purposes and PBF Ltd. Income tax benefit was $10.8 million and income tax expense was $23.7 million for the years ended December 31, 2017 and 2016, respectively.

Noncontrolling Interests—We record a noncontrolling interest for the economic interests in PBFX held by the public unit holders of PBFX, and with respect to the consolidation of PBF Holding, the Company records a 20% noncontrolling interest for the ownership interests in two subsidiaries of Chalmette Refining held by a third party. The total noncontrolling interest on the consolidated statement of operations represents the portion of our earnings or loss attributable to the economic interests held by the public common unit holders of PBFX and by the third party holder of certain of Chalmette Refining’s subsidiaries. The total noncontrolling interest on the balance sheet represents the portion of our net assets attributable to the economic interests held by the public common unit holders of PBFX and by the third party stockholder of T&M Terminal Company and Collins Pipeline Company.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Overview—Net income was $321.0 million for the year ended December 31, 2016 compared to $261.2 million for the year ended December 31, 2015. Net income attributable to PBF LLC was $280.9 million for the year ended December 31, 2016 compared to net income attributable to PBF LLC of $226.3 million for the year ended December 31, 2015. The net income attributable to PBF LLC includes PBF LLC’s equity interest in its operating subsidiaries’ net income.

Our results for the year ended December 31, 2016 were positively impacted by a non-cash special item consisting of an inventory LCM adjustment of approximately $521.3 million, whereas our results for the year ended December 31, 2015 were negatively impacted by LCM inventory adjustment of approximately $427.2 million. These LCM inventory adjustments were recorded due to significant changes in the price of crude oil and refined products in the periods presented. Excluding the impact of the net change in LCM inventory reserve, our results were negatively impacted by unfavorable movements in certain crude oil differentials, lower crack spreads, increased costs to comply with the RFS, and increased interest costs partially offset by positive earnings contributions from the Chalmette and Torrance refineries and higher throughput in the Mid-Continent. Throughput volumes for 2015 in the Mid-Continent were impacted by unplanned downtime in the second quarter of 2015.

Revenues—Revenues totaled $15.9 billion for the year ended December 31, 2016 compared to $13.1 billion for the year ended December 31, 2015, an increase of approximately $2.8 billion or 21.3%. Revenues per barrel were $59.77 and $69.66 for the years ended December 31, 2016 and 2015, respectively, a decrease of 14.2% directly related to lower hydrocarbon commodity prices. For the year ended December 31, 2016, the total throughput rates at our East Coast, Mid- Continent and Gulf Coast refineries averaged approximately 327,000 bpd, 159,100 bpd and 169,300 bpd, respectively. For the period from its acquisition on July 1, 2016 through December 31, 2016, our West Coast refinery’s throughput averaged 143,900 bpd. For the year ended December 31, 2015, the total throughput rates at our East Coast and Mid-Continent refineries averaged approximately 330,700 bpd and 153,800 bpd, respectively. For the period from its acquisition on November 1, 2015 through December 31, 2015, our Gulf Coast refinery’s throughput averaged 190,800 bpd. The slight decrease in throughput rates at our East Coast refineries in 2016 compared to 2015 is primarily due to weather-related unplanned downtime at our Delaware City refinery in the first quarter of 2016, partially offset by downtime at our Delaware City refinery in 2015. The increase in throughout rates at our Mid-Continent refinery in 2016 is due to unplanned downtime in the second quarter of 2015. Our Gulf Coast and West Coast refineries were not acquired until the fourth quarter of 2015 and third quarter of 2016, respectively. For the year ended December 31, 2016, the total refined product barrels sold at our East Coast, Mid-Continent and Gulf Coast refineries averaged approximately 364,100 bpd, 171,800 bpd and 206,400 bpd, respectively. For the period from its acquisition on July 1, 2016 through December 31, 2016, refined product barrels sold at our West Coast refinery averaged approximately 179,200 bpd. For the year ended December 31, 2015, the total refined product barrels sold at our East Coast and Mid-Continent refineries averaged approximately 366,100 bpd and 162,600 bpd, respectively. For the period from its acquisition on November 1, 2015 through December 31, 2015, the total refined product barrels sold at our Gulf Coast refinery averaged 216,100 bpd. Total refined product barrels sold were higher than throughput rates, reflecting sales from inventory as well as sales and purchases of refined products outside the refineries.

Gross Margin—Gross margin, including refinery operating expenses and depreciation, totaled $727.5 million, or $2.73 per barrel of throughput, for the year ended December 31, 2016, compared to $571.5 million, or $3.03 per barrel of throughput, for the year ended December 31, 2015, an increase of $156.0 million. Gross refining margin (as defined below in Non-GAAP Financial Measures) totaled $2,143.4 million, or $8.05 per barrel of throughput ($1,622.1 million or $6.09 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2016 compared to $1,512.3 million, or $8.02 per barrel of throughput ($1,939.6 million or $10.29 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2015, an increase of approximately $631.1 million or a decrease of $317.5 million excluding special items.

Excluding the impact of special items, gross margin and gross refining margin decreased due to unfavorable movements in certain crude differentials, lower crack spreads as persistent above-average refined product inventory levels weighed on margins, and increased costs to comply with the RFS, partially offset by higher throughput rates in the Mid-Continent and positive margin contributions from the Chalmette and Torrance refineries acquired in the fourth quarter of 2015 and third quarter of 2016, respectively. Costs to comply with our obligation under the RFS totaled $236.2 million for the year ended December 31, 2016 (excluding our Gulf Coast and West Coast refineries, whose costs to comply with RFS totaled $111.3 million for the year ended

December 31, 2016) compared to $163.6 million for the year ended December 31, 2015 (excluding our Gulf Coast refinery, whose costs to comply with RFS totaled $8.0 million for the year ended December 31, 2015). In addition, gross margin and gross refining margin were positively impacted by a non-cash LCM adjustment of approximately $521.3 million resulting from the change in crude oil and refined product prices from the year ended 2015 to the year ended 2016 which, while remaining below historical costs, increased since the prior year end. The non-cash LCM inventory adjustment decreased gross margin and gross refining margin by approximately $427.2 million in the year ended December 31, 2015.

Average industry refining margins in the Mid-Continent were weaker during the year ended December 31, 2016, as compared to the same period in 2015. The WTI (Chicago) 4-3-1 industry crack spread was $12.38 per barrel, or 30.9% lower, in the year ended December 31, 2016, as compared to $17.91 per barrel in the same period in 2015. Our margins were negatively impacted from our refinery specific crude slate in the Mid-Continent which was impacted by a declining WTI/Bakken differential and a declining WTI/Syncrude differential, which averaged a premium of $2.01 per barrel for the year ended December 31, 2016 as compared to a premium of $1.45 per barrel in the same period in 2015.

The Dated Brent (NYH) 2-1-1 industry crack spread was approximately $13.49 per barrel, or 17.5% lower, in the year ended December 31, 2016, as compared to $16.35 per barrel in the same period in 2015. The Dated Brent/WTI differential and Dated Brent/Maya differential were $3.29 and $1.09 lower, respectively, in the year ended December 31, 2016, as compared to the same period in 2015. In addition, the WTI/Bakken differential was approximately $1.57 per barrel less favorable in the year ended December 31, 2016 as compared to the same period in 2015. Reductions in these benchmark crude differentials typically result in higher crude costs and negatively impact our earnings.

Operating Expenses—Operating expenses totaled $1,423.2 million for the year ended December 31, 2016 compared to $904.5 million for the year ended December 31, 2015, an increase of $518.7 million, or 57.3%. Of the total $1,423.2 million of operating expenses, approximately $1,390.6 million, or $5.22 per barrel of throughput, related to expenses incurred by the Refining segment, while the remaining $32.6 million related to expenses incurred by the Logistics segment ($15.1 million of operating expenses for the year ended December 31, 2015 related to the Logistics segment). The increase in operating expenses was mainly attributable to the operating expenses associated with the Chalmette and Torrance refineries and related logistics assets. For the year ended December 31, 2016 and for the period from its acquisition on November 1, 2015 to December 31, 2015, the Chalmette refinery and related logistics assets incurred operating expenses of approximately $343.9 million and $52.1 million, respectively. In the period from its acquisition on July 1, 2016 to December 31, 2016, the Torrance refinery and related logistics assets incurred operating expenses of approximately $250.5 million. Total operating expenses at our refineries, excluding our Chalmette and Torrance refineries, decreased slightly for the year ended December 31, 2016, primarily due to lower energy costs and maintenance costs. The reduction in energy costs was mainly due to lower natural gas prices while the reduction in maintenance costs was mainly due to timing of repairs and certain non-recurring maintenance costs incurred in 2015. These reductions were partially offset by higher employee-related expenses, primarily attributable to merit increases in salaries. The operating expenses related to the Logistics segment consists of costs related to the operation and maintenance of PBFX’s assets, which were higher primarily due to the PBFX Plains Asset Purchase in 2016 and the acquisition from PBF LLC of 50% of the issued and outstanding limited liability company interests of TVPC.

General and Administrative Expenses—General and administrative expenses totaled $166.3 million for the year ended December 31, 2016, compared to $180.3 million for the year ended December 31, 2015, a decrease of $14.1 million or 7.8%. The decrease in general and administrative expenses for the year ended December 31, 2016 over 2015 primarily relates to reduced employee related expenses of $39.3 million mainly due to lower incentive compensation expenses, partially offset by $15.6 million in additional outside services costs to support our acquisitions and related integration activities, an increase of $9.2 million in equity compensation expense related to incremental grants in 2016 and accelerated vesting of awards due to retirements, as well as increased expenses of $3.1 million at PBFX, primarily as a result of the PBFX Plains Asset Purchase. Our general and administrative expenses are comprised of the personnel, facilities and other infrastructure costs necessary to support our refineries.

Loss (gain) on Sale of Assets—There was a loss of $11.4 million on sale of assets for the year ended December 31, 2016 relating to the sale of non-refining assets as compared to a gain of $1.0 million for the year ended December 31, 2015, which related to the sale of railcars which were subsequently leased back.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $222.2 million for the year ended December 31, 2016 (including $216.3 million recorded within Cost of sales), compared to $197.4 million for the year ended December 31, 2015 (including $187.7 million recorded within Cost of sales), an increase of $24.8 million. The increase was a result of additional depreciation expense associated with the assets acquired in the Chalmette and Torrance Acquisitions and the PBFX Plains Asset Purchase, and a general increase in our fixed asset base due to capital projects and turnarounds completed during 2016 and 2015.

Change in Fair Value of Catalyst Leases—Change in the fair value of catalyst leases represented a gain of $1.4 million for the year ended December 31, 2016, compared to a gain of $10.2 million for the year ended December 31, 2015. These gains relate to the change in value of the precious metals underlying the sale and leaseback of our refineries’ precious metals catalyst, which we are obligated to return or repurchase at fair market value on the lease termination dates.

Interest Expense, net—Interest expense totaled $155.8 million for the year ended December 31, 2016, compared to $109.4 million for the year ended December 31, 2015, an increase of $46.4 million. This increase is mainly attributable to higher interest costs associated with the issuance of the 2023 Senior Notes in November 2015 and the drawdown on our Revolving Loan to partially fund the Torrance Acquisition in July 2016, partially offset by lower letter of credit fees and lower outstanding balance on our Intercompany Note Payable. Interest expense includes interest on long-term debt and Intercompany Note Payable including the PBFX credit facilities, costs related to the sale and leaseback of our precious metals catalyst, financing costs associated with the A&R Intermediation Agreements with J. Aron, letter of credit fees associated with the purchase of certain crude oils, and the amortization of deferred financing costs.

Income Tax Expense—As we are a limited liability company treated as a “flow-through” entity for income tax purposes, our consolidated financial statements generally do not include a benefit or provision for income taxes for the years ended December 31, 2016 and 2015, apart from the income tax attributable to two subsidiaries of Chalmette Refining that are treated as C-Corporations for income tax purposes and PBF Ltd. Income tax expense was $23.7 million and $0.7 million for the years ended December 31, 2016 and 2015, respectively. Income tax expense for the year ended December 31, 2016 included a charge of $30.7 million related to a correction of prior periods.

Noncontrolling Interests—We record a noncontrolling interest for the economic interests in PBFX held by the public unit holders of PBFX and with respect to the consolidation of PBF Holding, we record a 20% noncontrolling interest for the ownership interests in two subsidiaries of Chalmette Refining held by a third party. The total noncontrolling interest on the consolidated statement of operations represents the portion of our earnings or loss attributable to the economic interests held by the public common unit holders of PBFX and by the third party holder of Chalmette Refining’s subsidiaries. The total noncontrolling interest on the balance sheet represents the portion of our net assets attributable to the economic interests held by the public common unit holders of PBFX and by the third party stockholder of T&M Terminal Company and Collins Pipeline Company.

Non-GAAP Financial Measures

Management uses certain financial measures to evaluate our operating performance that are calculated and presented on the basis of methodologies other than in accordance with GAAP (“non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies.

Special Items

The non-GAAP measures presented include EBITDA excluding special items, and gross refining margin excluding special items. The special items for the periods presented relate to an LCM inventory adjustment and debt extinguishment costs (as further explained in “Notes to Non-GAAP Financial Measures” below). Although we believe that non-GAAP financial measures, excluding the impact of special items, provide useful supplemental information to investors regarding the results and performance of our business and allow for helpful period-over-period comparisons, such non-GAAP measures should only be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.

Gross Refining Margin and Gross Refining Margin Excluding Special Items

Gross refining margin is defined as gross margin excluding refinery depreciation, refinery operating expenses and gross margin of PBFX. We believe both gross refining margin and gross refining margin excluding special items are important measures of operating performance and provide useful information to investors because they are helpful metric comparisons to the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for refinery operating expenses and depreciation. In order to assess our operating performance, we compare our gross refining margin (revenue less cost of products and other) to industry refining margin benchmarks and crude oil prices as defined in the table below.

Neither gross refining margin nor gross refining margin excluding special items should be considered an alternative to gross margin, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin and gross refining margin excluding special items presented by other companies may not be comparable to our presentation, since each company may define these terms differently. The following table presents our GAAP calculation of gross margin and a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, on a historical basis, as applicable, for each of the periods indicated (in thousands, except per barrel amounts):

	Year Ended December 31,
	2017		2016		2015
	$	per barrel of throughput	$	per barrel of throughput	$	per barrel of throughput
Calculation of gross margin:
Revenues	$21,786,637	$73.92	$15,920,424	$59.77	$13,123,929	$69.66
Less: Costs of products and other	18,863,621	64.01	13,598,341	51.05	11,481,614	60.95
Less: Refinery operating expense	1,627,616	5.52	1,390,582	5.22	889,368	4.72
Less: Refinery depreciation expense	254,271	0.86	204,005	0.77	181,423	0.96

Gross margin	$1,041,129	$3.53	$727,496	$2.73	$571,524	$3.03
Reconciliation of gross margin to gross refining margin:
Gross margin	$1,041,129	$3.53	$727,496	$2.73	$571,524	$3.03
Less: Revenues of PBFX	(254,813)	(0.86)	(187,335)	(0.70)	(138,719)	(0.74)
Add: Affiliate Cost of sales of PBFX	8,448	0.03	8,701	0.03	8,734	0.05
Add: Refinery operating expense	1,627,616	5.52	1,390,582	5.22	889,368	4.72
Add: Refinery depreciation expense	254,271	0.86	204,005	0.77	181,423	0.96

Gross refining margin	$2,676,651	$9.08	$2,143,449	$8.05	$1,512,330	$8.02
Special Items:
Add: Non-cash LCM inventory adjustment (1)	(295,532)	(1.00)	(521,348)	(1.96)	427,226	2.27

Gross refining margin excluding special items	$2,381,119	$8.08	$1,622,101	$6.09	$1,939,556	$10.29

See Notes to Non-GAAP Financial Measures below.

EBITDA, EBITDA Excluding Special Items and Adjusted EBITDA

Our management uses EBITDA (earnings before interest, income taxes, depreciation and amortization), EBITDA excluding special items and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, creditors, analysts and investors concerning our financial performance. Our outstanding indebtedness for borrowed money and other contractual obligations also include similar measures as a basis for certain covenants under those agreements which may differ from the Adjusted EBITDA definition described below.

EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presentations made in accordance with GAAP and our computation of EBITDA, EBITDA excluding special items and Adjusted EBITDA may vary from others in our industry. In addition, Adjusted EBITDA contains some, but not all, adjustments that are taken into account in the calculation of the components of various covenants in the agreements governing our senior notes and other credit facilities. EBITDA, EBITDA excluding special items and Adjusted EBITDA should not be considered as alternatives to operating income (loss) or net income (loss) as measures of operating performance. In addition, EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presented as, and should not be considered, an alternative to cash flows from operations as a measure of liquidity. Adjusted EBITDA is defined as EBITDA before adjustments for items such as equity-based compensation expense, gains (losses) from certain derivative activities and contingent consideration, the non-cash change in the deferral of gross profit related to the sale of certain finished products, the write down of inventory to the LCM and debt extinguishment costs related to refinancing activities. Other companies, including other companies in our industry, may calculate EBITDA, EBITDA excluding special items and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. EBITDA, EBITDA excluding special items and Adjusted EBITDA also have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include that EBITDA, EBITDA excluding special items and Adjusted EBITDA:

•	do not reflect depreciation expense or our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	do not reflect realized and unrealized gains and losses from certain hedging activities, which may have a substantial impact on our cash flow;

•	do not reflect certain other non-cash income and expenses; and

•	exclude income taxes that may represent a reduction in available cash.

The following tables reconcile net income as reflected in our results of operations to EBITDA, EBITDA excluding special items, and Adjusted EBITDA for the periods presented (in thousands):

	Year Ended December 31,
	2017	2016	2015
Reconciliation of net income to EBITDA and EBITDA excluding special items:
Net income	$551,245	$320,997	$261,192
Add: Depreciation and amortization expense	290,956	222,176	197,417
Add: Interest expense, net	162,383	155,819	109,411
Add: Income tax (benefit) expense	(10,783)	23,689	648

EBITDA	$993,801	$722,681	$568,668
Special Items:
Add: Non-cash LCM inventory adjustment (1)	(295,532)	(521,348)	427,226
Add: Debt extinguishment costs (1)	25,451	—	—

EBITDA excluding special items	$723,720	$201,333	$995,894

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$993,801	$722,681	$568,668
Add: Stock based compensation	26,848	22,656	13,497
Add: Net non-cash change in fair value of catalyst leases	2,247	(1,422)	(10,184)
Add: Non-cash LCM inventory adjustment (1)	(295,532)	(521,348)	427,226
Add: Debt extinguishment costs (1)	25,451	—	—

Adjusted EBITDA	$752,815	$222,567	$999,207

See Notes to Non-GAAP Financial Measures below.

Notes to Non-GAAP Financial Measures

The following note is applicable to the Non-GAAP Financial Measures above:

(1)	Special items: In accordance with GAAP, we are required to state our inventories at the lower of cost or market. Our inventory cost is determined by the last-in, first-out (“LIFO”) inventory valuation methodology, in which the most recently incurred costs are charged to cost of sales and inventories are valued at base layer acquisition costs. Market is determined based on an assessment of the current estimated replacement cost and net realizable selling price of the inventory. In periods where the market price of our inventory declines substantially, cost values of inventory may exceed market values. In such instances, we record an adjustment to write down the value of inventory to market value in accordance with GAAP. In subsequent periods, the value of inventory is reassessed and an LCM inventory adjustment is recorded to reflect the net change in the LCM inventory reserve between the prior period and the current period.

The following table includes the lower of cost or market inventory reserve as of each date presented (in thousands):

	2017	2016	2015
January 1,	$595,988	$1,117,336	$690,110
December 31,	300,456	595,988	1,117,336

The following table includes the corresponding impact of changes in the lower of cost or market inventory reserve on both operating income and net income for the periods presented (in thousands):

	Year Ended December 31,
	2017	2016	2015
Net LCM inventory adjustment benefit (charge) in both operating and net income	$295,532	$521,348	$(427,226)

Additionally, during the year ended December 31, 2017, we recorded debt extinguishment costs of $25.5 million related to the redemption of the 2020 Senior Secured Notes. These nonrecurring charges decreased both operating and net income by $25.5 million for the year ended December 31, 2017. There were no such costs in the years ended December 31, 2016 and December 31, 2015.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are our cash flows from operations and borrowing availability under our credit facilities, as more fully described below. We believe that our cash flows from operations and available capital resources will be sufficient to meet our and our subsidiaries capital expenditure, working capital, distribution payments, debt service and share repurchase program requirements, for the next twelve months. However, our ability to generate sufficient cash flow from operations depends, in part, on petroleum market pricing and general economic, political and other factors beyond our control. We are in compliance as of December 31, 2017 with all of the covenants, including financial covenants, in all of our debt agreements.

Cash Flow Analysis

Cash Flows from Operating Activities

Net cash provided by operating activities was $594.0 million for the year ended December 31, 2017 compared to net cash provided by operating activities of $670.0 million for the year ended December 31, 2016. Our operating cash flows for the year ended December 31, 2017 included our net income of $551.2 million, depreciation and amortization of $299.9 million, pension and other post-retirement benefits costs of $42.2 million, equity-based compensation of $26.8 million, debt extinguishment costs related to the refinancing of our 2020 Senior Secured Notes of $25.5 million, the change in the fair value of our inventory repurchase obligations of $13.8 million, changes in the fair value of our catalyst leases of $2.2 million and a loss on the sale of assets of $1.5 million, partially offset by deferred income taxes of $12.5 million and net non-cash benefits relating to an LCM inventory adjustment of $295.5 million. In addition, net changes in operating assets and liabilities reflected uses of cash of approximately $61.1 million driven by the timing of inventory purchases, payments for accrued expenses and accounts payable and collections of accounts receivable. Our operating cash flows for the year ended December 31, 2016 included our net income of $321.0 million, depreciation and amortization of $232.9 million, deferred income taxes of $19.8 million, the change in the fair value of our inventory repurchase obligations of $29.5 million, pension and other post-retirement benefits costs of $38.0 million, equity-based compensation of $22.7 million and a loss on the sale of assets of $11.4 million, partially offset by net non-cash benefits relating to an LCM inventory adjustment of $521.3 million and changes in the fair value of our catalyst leases of $1.4 million. In addition, net changes in operating assets and liabilities reflected sources of cash of approximately $517.5 million driven by the timing of inventory purchases, payments for accrued expenses and accounts payable and collections of accounts receivable.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net cash provided by operating activities was $670.0 million for the year ended December 31, 2016 compared to net cash provided by operating activities of $703.3 million for the year ended December 31, 2015.

138

Our operating cash flows for the year ended December 31, 2016 included our net income of $321.0 million, depreciation and amortization of $232.9 million, deferred income taxes of $19.8 million, the change in the fair value of our inventory repurchase obligations of $29.5 million, pension and other post-retirement benefits costs of $38.0 million, equity-based compensation of $22.7 million and a loss on the sale of assets of $11.4 million, partially offset by net non-cash benefits relating to an LCM adjustment of $521.3 million and changes in the fair value of our catalyst leases of $1.4 million. In addition, net changes in operating assets and liabilities reflected sources of cash of approximately $517.5 million driven by the timing of inventory purchases, payments for accrued expenses and accounts payable and collections of accounts receivable. Our operating cash flows for the year ended December 31, 2015 included our net income of $261.2 million, plus net non-cash charges relating to an LCM adjustment of $427.2 million, depreciation and amortization of $207.0 million, the change in the fair value of our inventory repurchase obligations of $63.4 million, pension and other post-retirement benefits costs of $27.0 million, and stock-based compensation of $13.5 million, partially offset by change in the fair value of our catalyst leases of $10.2 million and a gain on the sale of assets of $1.0 million. In addition, net changes in operating assets and liabilities reflected uses of cash of $284.8 million driven by inventory purchases and timing of liability payments.

Cash Flows from Investing Activities

Net cash used in investing activities was $687.0 million for the year ended December 31, 2017 compared to $1,393.9 million for the year ended December 31, 2016. The net cash flows used in investing activities for the year ended December 31, 2017 was comprised of cash outflows of $306.7 million for capital expenditures, expenditures for refinery turnarounds of $379.1 million, expenditures for other assets of $31.1 million and expenditures for the acquisition of the Toledo Products Terminal by PBFX of $10.1 million, partially offset by $40.0 million of net maturities of marketable securities. Net cash used in investing activities for the year ended December 31, 2016 was comprised of cash outflows of $971.9 million used to fund the Torrance Acquisition, capital expenditures totaling $298.7 million, expenditures for turnarounds of $198.7 million, expenditures for other assets of $42.5 million, cash consideration of $98.4 million used to fund the PBFX Plains Asset Purchase, and final net working capital settlement of $2.7 million associated with the acquisition of the Chalmette refinery, partially offset by $194.2 million of net maturities of marketable securities and $24.7 million in proceeds from the sale of assets.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net cash used in investing activities was $1,393.9 million for the year ended December 31, 2016 compared to $812.1 million for the year ended December 31, 2015. The net cash flows used in investing activities for the year ended December 31, 2016 was comprised of cash outflows of $971.9 million used to fund the Torrance Acquisition, capital expenditures totaling $298.7 million, expenditures for turnarounds of $198.7 million, expenditures for other assets of $42.5 million, cash consideration of $98.4 million used to fund the PBFX Plains Asset Purchase, and a final net working capital settlement of $2.7 million associated with the acquisition of the Chalmette refinery, partially offset by $194.2 million of net maturities of marketable securities and $24.7 million in proceeds from the sale of assets. The net cash flows used in investing activities for the year ended December 31, 2015 was comprised of $565.3 million used in the acquisition of the Chalmette refinery, capital expenditures totaling $354.0 million, expenditures for turnarounds of $53.6 million, and expenditures for other assets of $8.2 million, partially offset by $168.3 million in proceeds from the sale of assets and net sale of marketable securities of $0.7 million.

Cash Flows from Financing Activities

Net cash used in financing activities was $79.9 million for the year ended December 31, 2017 compared to net cash provided by financing activities of $520.1 million for the year ended December 31, 2016. For the year ended December 31, 2017, net cash used in financing activities consisted of distributions to PBF LLC members of $136.3 million, distributions to PBFX public unitholders of $43.5 million, full repayment of the PBFX Term

Loan of $39.7 million, net repayment of the PBFX Revolver of $159.5 million, payments of principal under the PBF Rail Term Loan of $6.6 million, deferred financing costs related to the PBFX 2023 Senior Notes of $3.7 million, distributions to T&M and Collins minority interest holders of $1.8 million, repayment of the note payable of $1.2 million and repurchases of PBF Energy’s common stock and PBF LLC Series C Units in connection with tax withholding obligations upon the vesting of certain restricted stock awards totaling $1.0 million, partially offset by the proceeds from the issuance of the new PBFX 2023 Senior Notes of $178.5 million, proceeds from the intercompany loan from PBF Energy of $102.8 million, cash proceeds of $21.4 million from the issuance of the 2025 Senior Notes net of cash paid to redeem the 2020 Senior Secured Notes and related issuance costs and proceeds from precious metals catalyst leases of $10.8 million. Additionally, during the year ended December 31, 2017, we borrowed and repaid $490.0 million under our Revolving Loan resulting in no net change to amounts outstanding for the year ended December 31, 2017. For the year ended December 31, 2016, net cash provided by financing activities consisted primarily of $138.4 million in proceeds from the issuance of PBFX common units, net proceeds from the Revolving Loan of $350.0 million, $275.3 million in proceeds from the December 2016 Equity Offering, net proceeds from the PBFX Revolving Credit Facility of $164.7 million, proceeds from the PBF Rail Term Loan of $35.0 million, proceeds from precious metals catalyst leases of $15.6 million and deferred finance charges and other of $0.9 million, partially offset by distributions to PBF LLC members of $139.7 million, repayments on the PBFX Term Loan of $194.5 million, repayments on the Rail Facility of $67.5 million, distributions to PBFX public unitholders of $32.8 million, repayment on the intercompany loan with PBF Energy of $24.5 million and repurchases of PBF Energy’s common stock and PBF LLC Series C Units in connection with tax withholding obligations upon the vesting of certain restricted stock awards totaling $0.7 million.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net cash provided by financing activities was $520.1 million for the year ended December 31, 2016 compared to net cash provided by financing activities of $679.9 million for the year ended December 31, 2015. For the year ended December 31, 2016, net cash provided by financing activities consisted primarily of $138.4 million in proceeds from the issuance of PBFX common units, net proceeds from the Revolving Loan of $350.0 million, $275.3 million in proceeds from the December 2016 Equity Offering, net proceeds from the PBFX Revolving Credit Facility of $164.7 million, proceeds from the PBF Rail Term Loan of $35.0 million, proceeds from precious metal catalyst leases of $15.6 million and deferred finance charges and other of $0.9 million, partially offset by distributions to PBF LLC members of $139.7 million, repayments on the PBFX Term Loan of $194.5 million, repayments on the Rail Facility of $67.5 million, distributions to PBFX public unitholders of $32.8 million, repayment on the intercompany loan with PBF Energy of $24.5 million, and repurchases of PBF Energy’s common stock and PBF LLC Series C Units in connection with tax withholding obligations upon the vesting of certain restricted stock awards totaling $0.7 million. For the year ended December 31, 2015, net cash provided by financing activities consisted primarily of $500.0 million in proceeds from the 2023 Senior Notes, $350.0 million in proceeds from the PBFX 2023 Senior Notes, $345.0 million in proceeds from the October 2015 Equity Offering, $104.9 million in proceeds from the intercompany loan with PBF Energy and $30.1 million in net proceeds from the Rail Facility, partially offset by distributions to PBF LLC members of $350.7 million, net repayments on the PBFX Revolving Credit Facility of $250.6 million, distributions to PBFX public unitholders of $22.8 million, deferred financing charges and other of $17.2 million, repurchases of PBF Energy’s common stock and PBF LLC Series C Units in connection with tax withholding obligations upon the vesting of certain restricted stock awards totaling $8.1 million, and net repayments of the PBFX Term Loan of $0.7 million.

Capital Structure

Our capital structure was comprised of the following as of December 31, 2017 (in millions):

December 31, 2017
Debt, including current maturities:
PBF LLC debt
Intercompany loan with PBF Energy	$292.8
PBF Holding debt
7.25% Senior Notes due 2025	725.0
7.00% Senior Notes due 2023 (1)	500.0
Revolving Loan	350.0
PBF Rail Term Loan	28.4
Note payable	5.6
Catalyst leases	59.0

PBF Holding debt	1,668.0

PBFX debt
PBFX Revolving Credit Facility (2)	29.7
6.875% PBFX Senior Notes due 2023 (2)	525.0

PBFX debt	554.7

Unamortized deferred financing costs	(34.5)
Unamortized premium on new PBFX 2023 Senior Notes	3.4

Total debt, net of unamortized deferred financing costs, premium and intercompany loan	2,191.6
Total PBF Energy Company LLC equity (3)	2,422.4

(1)	These notes became unsecured following the occurrence of the “Collateral Fall-Away Event” as defined under the indenture governing the 2025 Senior Notes, which occurred on May 30, 2017.
(2)	On October 6, 2017, PBFX issued $175.0 million in aggregate principal amount of the new PBFX 2023 Senior Notes. The new PBFX 2023 Senior Notes were issued under the indenture governing the initial PBFX 2023 Senior Notes issued on May 12, 2015. PBFX used the net proceeds from the offering of the new PBFX 2023 Senior Notes to repay a portion of the PBFX Revolving Credit Facility and for general partnership purposes.
(3)	Total PBF Energy Company LLC equity excludes noncontrolling interest of $456.1 million.

2017 Debt Transactions

On October 6, 2017, PBFX issued the new PBFX 2023 Senior Notes. The new PBFX 2023 Senior Notes were issued under the indenture governing the initial PBFX 2023 Senior Notes issued on May 12, 2015. The new PBFX 2023 Senior Notes are treated as a single series with the initial PBFX 2023 Senior Notes and have the same terms as those initial notes except that (i) the new PBFX 2023 Senior Notes are subject to a separate registration rights agreement and (ii) the new PBFX 2023 Senior Notes were issued initially under CUSIP numbers different from the initial PBFX 2023 Senior Notes. PBFX used the net proceeds from the new PBFX 2023 Senior Notes to repay a portion of the PBFX Revolving Credit Facility and for general partnership purposes.

On May 30, 2017, PBF Holding entered into an Indenture (the “Indenture”) among PBF Holding and PBF Holding’s wholly-owned subsidiary, PBF Finance (together with PBF Holding, the “Issuers”), the guarantors named therein (collectively the “Guarantors”) and Wilmington Trust, National Association, as Trustee, under which the Issuers issued $725.0 million in aggregate principal amount of the 2025 Senior Notes. The Issuers received net proceeds of approximately $711.6 million from the offering after deducting the initial purchasers’ discount and estimated offering expenses. PBF Holding used the net proceeds to fund the cash tender offer (the

“Tender Offer”) for any and all of its outstanding 2020 Senior Secured Notes, to pay the related redemption price and accrued and unpaid interest for any 2020 Senior Secured Notes that remained outstanding after the completion of the Tender Offer, and for general corporate purposes. The difference between the carrying value of the 2020 Senior Secured Notes on the date they were reacquired and the amount for which they were reacquired has been classified as debt extinguishment costs in the consolidated statements of operations.

As noted in Note 9 “Credit Facility and Debt” to our consolidated financial statements included elsewhere in this prospectus, during 2017 PBFX used borrowings under the PBFX Revolving Credit Facility to repay the amount outstanding under the PBFX Term Loan. The PBFX Term Loan was fully repaid as of December 31, 2017.

Revolving Credit Facilities Overview

Our primary sources of liquidity are cash flows from operations with additional sources available under borrowing capacity from our revolving lines of credit. As of December 31, 2017, we had $562.0 million of cash and cash equivalents, $350.0 million outstanding under the PBF Holding Revolving Loan and $29.7 million outstanding under the PBFX Revolving Credit Facility. We believe available capital resources will be adequate to meet our capital expenditure, working capital and debt service requirements. We had available capacity under revolving credit facilities as follows at December 31, 2017 (in millions):

	Total Capacity	Amount Borrowed as of December 31, 2017	Outstanding Letters of Credit	Available Capacity	Expiration date
PBF Holding Revolving Loan (a)	$2,635.0	$350.0	$586.3	$869.0	August 2019
PBFX Revolving Credit Facility	360.0	29.7	3.6	326.7	May 2019

Total Credit Facilities	$2,995.0	$379.7	$589.9	$1,195.7

(a)	The amount available for borrowings and letters of credit under the Revolving Loan is calculated according to a “borrowing base” formula based on (i) 90% of the book value of eligible accounts receivable with respect to investment grade obligors plus (ii) 85% of the book value of eligible accounts receivable with respect to non-investment grade obligors plus (iii) 80% of the cost of eligible hydrocarbon inventory plus (iv) 100% of cash and cash equivalents in deposit accounts subject to a control agreement. The borrowing base is subject to customary reserves and eligibility criteria and in any event cannot exceed $2.635 billion.

Additional Information on Indebtedness

Our debt, including our revolving credit facilities, term loans and senior notes, include certain typical financial covenants and restrictions on our subsidiaries’ ability to, among other things, incur or guarantee new debt, engage in certain business activities including transactions with affiliates and asset sales, make investments or distributions, engage in mergers or pay dividends in certain circumstances. These covenants are subject to a number of important exceptions and qualifications. For further discussion of our indebtedness and these covenants and restrictions, see Note 9 “Credit Facility and Debt” to our consolidated financial statements included elsewhere in this prospectus.

PBF Holding and PBFX were in compliance with their respective covenants as of December 31, 2017.

Cash Balances

As of December 31, 2017, our cash and cash equivalents totaled $562.0 million.

Liquidity

As of December 31, 2017, our total liquidity was approximately $1,431.0 million, compared to total liquidity of approximately $1,269.6 million as of December 31, 2016. Our total liquidity is equal to the amount of excess availability under the Revolving Loan, which includes our cash balance at December 31, 2017. Separately, as of December 31, 2017 PBFX had approximately $326.7 million of borrowing capacity under the PBFX Revolving Credit Facility which is available to fund working capital, acquisitions, distributions, capital expenditures, and other general corporate purposes.

Share Repurchases

PBF Energy’s Board of Directors authorized the repurchase of up to $300.0 million of our Series C Units, through the repurchase of PBF Energy’s Class A common stock, which expires on September 30, 2018. No repurchases of our Series C Units were made during the twelve months ended December 31, 2017. As of December 31, 2017, we have purchased approximately 6.05 million Series C Units under the Repurchase Program for $150.8 million through the purchase of PBF Energy’s Class A common stock in open market transactions and had the ability to purchase approximately an additional $149.2 million of our Series C Units under the approved Repurchase Program, through the purchase of PBF Energy’s Class A common stock in open market transactions.

These repurchases may be made from time to time through various methods, including open market transactions, block trades, accelerated share repurchases, privately negotiated transactions or otherwise, certain of which may be effected through Rule 10b5-1 and Rule 10b-18 plans. The timing and number of shares repurchased will depend on a variety of factors, including price, capital availability, legal requirements and economic and market conditions. We are not obligated to purchase any units under the Repurchase Program, and repurchases may be suspended or discontinued at any time without prior notice.

Working Capital

Our working capital at December 31, 2017 was approximately $1,351.7 million, consisting of $3,780.2 million in total current assets and $2,428.5 million in total current liabilities. Our working capital at December 31, 2016 was $1,233.6 million, consisting of $3,300.7 million in total current assets and $2,067.1 million in total current liabilities. Working capital has increased primarily as a result of positive earnings offset by capital expenditures, including turnaround costs, and dividends and distributions, during the year ended December 31, 2017.

Crude and Feedstock Supply Agreements

Certain of our purchases of crude oil under our agreements with foreign national oil companies require that we post letters of credit and arrange for shipment. We pay for the crude when invoiced, at which time the letters of credit are lifted.

We have crude and feedstock supply agreements with PDVSA to supply 40,000 bpd to 60,000 bpd of crude oil that can be processed at any of our East and Gulf Coast refineries. We have not sourced crude oil under this arrangement since the third quarter of 2017 as PDVSA has suspended deliveries due to the parties’ inability to agree to mutually acceptable payment terms.

In connection with the closing of the Torrance Acquisition, we entered into a crude supply agreement with ExxonMobil for approximately 60,000 bpd of crude oil that can be processed at our Torrance refinery.

Inventory Intermediation Agreements

On May 4, 2017 and September 8, 2017, PBF Holding and its subsidiaries, DCR and PRC, entered into amendments to the A&R Intermediation Agreements with J. Aron, pursuant to which certain terms of the existing inventory intermediation agreements were amended, including, among other things, pricing and an extension of the terms. As a result of the amendments (i) the A&R Intermediation Agreement by and among J. Aron, PBF

Holding and PRC relating to the Paulsboro refinery extends the term to December 31, 2019, which term may be further extended by mutual consent of the parties to December 31, 2020 and (ii) the A&R Intermediation Agreement by and among J. Aron, PBF Holding and DCR relating to the Delaware City refinery extends the term to July 1, 2019, which term may be further extended by mutual consent of the parties to July 1, 2020.

Pursuant to each A&R Intermediation Agreement, J. Aron continues to purchase and hold title to certain of the products produced by the Paulsboro and Delaware City refineries, respectively, and delivered into tanks at the refineries. Furthermore, J. Aron agrees to sell the products back to the refineries as the products are discharged out of the refineries’ tanks. J. Aron has the right to store the products purchased in tanks under the A&R Intermediation Agreements and will retain these storage rights for the term of the agreements. PBF Holding continues to market and sell independently to third parties.

At December 31, 2017, the LIFO value of intermediates and finished products owned by J. Aron included within inventory on our balance sheet was $311.5 million. We accrue a corresponding liability for such intermediates and finished products.

Capital Spending

Net capital spending was $727.0 million for the year ended December 31, 2017, which primarily included turnaround costs, safety related enhancements, facility improvements at the refineries and the acquisition of the Toledo Products Terminal by PBFX. Excluding PBFX, we currently expect to spend an aggregate of $525.0 million to $550.0 million in net capital expenditures during 2018 for facility improvements and refinery maintenance and turnarounds. Significant capital spending plans for 2018 include turnarounds for the FCC at our Chalmette refinery, the coker at our Paulsboro refinery and several units at our Torrance and Delaware City refineries, as well as expenditures to meet environmental and regulatory requirements. In addition, PBFX expects to spend an aggregate of $20.0 million to $25.0 million in net capital expenditures during 2018.

Contractual Obligations and Commitments

The following table summarizes our material contractual payment obligations as of December 31, 2017 (in thousands). The table below does not include any contractual obligations with PBFX as these related party transactions are eliminated upon consolidation of our financial statements.

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt (a)	$2,509,958	$308,909	$422,683	$28,366	$1,750,000
Interest payments on debt facilities (a)	827,863	140,643	254,674	248,093	184,453
Operating Leases (b)	407,463	107,042	172,176	92,015	36,230
Purchase obligations (c):
Crude and Feedstock Supply and Inventory Intermediation Agreements	10,201,901	2,816,889	4,478,361	2,906,651	—
Other Supply and Capacity Agreements	1,078,328	192,078	229,368	165,871	491,011
Construction obligations	26,808	26,808	—	—	—
Environmental obligations (d)	154,380	8,128	16,360	15,269	114,623
Pension and post-retirement obligations (e)	336,076	10,303	21,818	24,939	279,016

Total contractual cash obligations	$15,542,777	$3,610,800	$5,595,440	$3,481,204	$2,855,333

(a) Long-term Debt and Interest Payments on Debt Facilities

Long-term obligations represent (i) the repayment of the outstanding borrowings under the Revolving Loan; (ii) the repayment of indebtedness incurred in connection with the Senior Notes; (iii) the repayment of our catalyst lease obligations on their maturity dates; (iv) the repayment of outstanding amounts under the PBFX Revolving Credit Facility, and the PBFX Senior Notes; (v) the repayment of outstanding amounts under the PBF Rail Term Loan; and (vi) the repayment of outstanding amounts under the Intercompany Note Payable.

Interest payments on debt facilities include cash interest payments on the Senior Notes, PBFX Revolving Credit Facility, PBFX Senior Notes, catalyst lease obligations, PBF Rail Term Loan, Intercompany Note Payable, plus cash payments for the commitment fees on the unused portion on our revolving credit facilities and letter of credit fees on the letters of credit outstanding at December 31, 2017. With the exception of our catalyst leases and note payable, we have no long-term debt maturing before 2019 as of December 31, 2017.

On May 30, 2017, we consummated the offering of the 2025 Senior Notes and used the funds for the redemption of the 2020 Senior Secured Notes and general corporate purposes.

On October 6, 2017, PBFX issued $175.0 million in aggregate principal amount of the new PBFX 2023 Senior Notes. The new PBFX 2023 Senior Notes were issued under the indenture governing the PBFX Senior Notes due 2023 issued on May 12, 2015. PBFX used the net proceeds from the new PBFX 2023 Senior Notes offering to pay down a portion of the PBFX Revolving Credit Facility and for general partnership purposes.

(b) Operating Leases

We enter into operating leases in the normal course of business, some of these leases provide us with the option to renew the lease or purchase the leased item. Future operating lease obligations would change if we chose to exercise renewal options and if we enter into additional operating lease agreements. Certain of our lease obligations contain a fixed and variable component. The table above reflects the fixed component of our lease obligations. The variable component could be significant. Our operating lease obligations are further explained in Note 14 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this prospectus. In support of our rail strategy, we have at times entered into agreements to lease or purchase crude railcars. A portion of these railcars were purchased via the Rail Facility entered into during 2014, which was repaid in full and terminated in connection with the execution of the PBF Rail Term Loan in 2016. Certain of these railcars were subsequently sold to third parties, which have leased the railcars back to us for periods of between four and seven years.

(c) Purchase Obligations

We have obligations to repurchase certain intermediates and refined products under separate inventory intermediation agreements with J. Aron as further explained in Note 2 “Summary of Significant Accounting Policies,” Note 5 “Inventories” and Note 8 “Accrued Expenses” to our consolidated financial statements included elsewhere in this prospectus. Additionally, purchase obligations under “Crude and Feedstock Supply and Inventory Intermediation Agreements” include commitments to purchase crude oil from certain counterparties under supply agreements entered into to ensure adequate supplies of crude oil for our refineries. These obligations are based on aggregate minimum volume commitments at 2017 year end market prices.

Payments under “Other Supply and Capacity Agreements” include contracts for the transportation of crude oil and supply of hydrogen, steam, or natural gas to certain of our refineries, contracts for the treatment of wastewater, and contracts for pipeline capacity. We enter into these contracts to facilitate crude oil deliveries and to ensure an adequate supply of energy or essential services to support our refinery operations. Substantially all of these obligations are based on fixed prices. Certain agreements include fixed or minimum volume requirements, while others are based on our actual usage. The amounts included in this table are based on fixed or minimum quantities to be purchased and the fixed or estimated costs based on market conditions as of December 31, 2017.

(d) Environmental Obligations

In connection with the Paulsboro acquisition, we assumed certain environmental remediation obligations to address existing soil and groundwater contamination at the site and recorded a liability in the amount of $10.3 million which reflects the present value of the current estimated cost of the remediation obligations assumed based on investigative work to-date. The undiscounted estimated costs related to these environmental remediation obligations were $15.8 million as of December 31, 2017.

In connection with the acquisition of the Delaware City assets, the prior owners remain responsible, subject to certain limitations, for certain pre-acquisition environmental obligations, including ongoing soil and groundwater remediation at the site.

In connection with the Delaware City assets and Paulsboro refinery acquisitions, we, along with the seller, purchased two individual ten-year, $75.0 million environmental insurance policies to insure against unknown environmental liabilities at each site.

In connection with the acquisition of Toledo, the seller initially retains, subject to certain limitations, remediation obligations which will transition to us over a 20-year period.

In connection with the acquisition of the Chalmette refinery, the sellers provided $3.9 million financial assurance in the form of a surety bond to cover estimated potential site remediation costs associated with an agreed to Administrative Order of Consent with the EPA. Additionally, we purchased a ten year $100.0 million environmental insurance policy to insure against unknown environmental liabilities at the site.

In connection with the PBFX Plains Asset Purchase, PBFX is responsible for the environmental remediation costs for conditions that existed on the closing date up to a maximum of $250,000 per year for 10 years, with Plains All American Pipeline, L.P. remaining responsible for any and all additional costs above such amounts during such period.

In connection with the Torrance Acquisition, we assumed certain environmental remediation obligations to address existing soil and groundwater contamination at the site and recorded a liability of $136.5 million as of December 31, 2017, which reflects the current estimated cost of the remediation obligations, expected to be paid out over an average period of approximately 20 years. Additionally, we purchased a ten year $100.0 million environmental insurance policy to insure against unknown environmental liabilities.

In connection with the acquisition of all of our refineries, we assumed certain environmental obligations under regulatory orders unique to each site, including orders regulating air emissions from each facility.

(e) Pension and Post-retirement Obligations

Pension and post-retirement obligations include only those amounts we expect to pay out in benefit payments and are further explained in Note 18 “Employee Benefit Plans” to our consolidated financial statements included elsewhere in this prospectus.

Tax Distributions

We are required to make periodic tax distributions to the members of PBF LLC, including PBF Energy, pro rata in accordance with their respective percentage interests for such period (as determined under our amended and restated limited liability company agreement), subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions will be an amount equal to our estimate of our taxable income for the year multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses). If, with respect to any given calendar year, the aggregate periodic tax distributions were less than our actual taxable income multiplied by the assumed tax rate, we will make a “true up” tax distribution, no later than March 15 of the following year, equal to such difference, subject to our available cash and borrowings. As these distributions are conditional they have been excluded from the table above.

PBF Energy Tax Receivable Agreement

PBF Energy used a portion of the proceeds from their IPO to purchase PBF LLC Series A Units from the members of PBF LLC other than PBF Energy. In addition, the members of PBF LLC other than PBF Energy may (subject to the terms of the exchange agreement) exchange their PBF LLC Series A Units for shares of Class A common stock of PBF Energy on a one-for-one basis. As a result of both the purchase of PBF LLC Series A Units and subsequent secondary offerings and exchanges, PBF Energy is entitled to a proportionate share of the existing tax basis of the assets of PBF LLC. Such transactions have resulted in increases in the tax basis of the assets of PBF LLC that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that PBF Energy would otherwise be required to pay in the future. These increases in tax basis have reduced the amount of the tax that PBF Energy would have otherwise been required to pay and may also decrease gains (or increase losses) on the future disposition of certain capital assets to the extent the tax basis is allocated to those capital assets. PBF Energy entered into the Tax Receivable Agreement with the current and former members of PBF LLC other than PBF Energy that provides for the payment by PBF Energy to such members of 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payment obligations are obligations of PBF Energy and not of PBF LLC or any of its subsidiaries.

PBF Energy expects to obtain funding for these payments by causing its subsidiaries to make cash distributions to PBF LLC, which, in turn, will distribute such amounts, generally as tax distributions, on a pro-rata basis to its owners, which as of December 31, 2017 include the members of PBF LLC other than PBF Energy holding a 3.3% interest and PBF Energy holding a 96.7% interest. The members of PBF LLC other than PBF Energy may continue to reduce their ownership in PBF LLC by exchanging their PBF LLC Series A Units for shares of PBF Energy Class A common stock. Such exchanges may result in additional increases in the tax basis of PBF Energy’s investment in PBF LLC and require PBF Energy to make increased payments under the Tax Receivable Agreement. Required payments under the Tax Receivable Agreement also may increase or become accelerated in certain circumstances, including certain changes of control.

We have not included tax distributions or other distributions that we expect to make on account of PBF Energy’s obligations under the Tax Receivable Agreement as the timing of any such payments are uncertain or not direct obligations of PBF LLC.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as of December 31, 2017, other than outstanding letters of credit of approximately $589.9 million and operating leases.

During 2015, in aggregate we sold 1,122 of our owned crude railcars and concurrently entered into lease agreements for the same railcars. The lease agreements have varying terms from five to seven years. We received an aggregate cash payment for the railcars of approximately $168.3 million and expect to make payments totaling $99.4 million over the term of the lease for these railcars. In 2016, we sold approximately 120 of these railcars to optimize our railcar portfolio and entered into additional railcar leases with terms of up to 10 years. As of December 31, 2017, we expect to make lease payments of $46.6 million over the remaining term of these additional agreements.

Critical Accounting Policies

The following summary provides further information about our critical accounting policies that involve critical accounting estimates and should be read in conjunction with Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus. The following accounting policies involve estimates that are considered critical due to the level of subjectivity and judgment involved, as well as the impact on our financial position and results of operations. We believe that all of our estimates are reasonable. Unless otherwise noted, estimates of the sensitivity to earnings that would result from changes in the assumptions used in determining our estimates is not practicable due to the number of assumptions and contingencies involved, and the wide range of possible outcomes.

Inventory

Inventories are carried at the lower of cost or market. The cost of crude oil, feedstocks, blendstocks and refined products is determined under the LIFO method using the dollar value LIFO method with increments valued based on average cost during the year. The cost of supplies and other inventories is determined principally on the weighted average cost method. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years that inventory volumes decline as the result of charging cost of sales with LIFO inventory costs generated in prior periods. At December 31, 2017 and 2016, market values had fallen below historical LIFO inventory costs and, as a result, we recorded lower of cost or market inventory valuation reserves of $300.5 million and $596.0 million, respectively. The $300.5 million lower of cost or market inventory reserve as of December 31, 2017, or a portion thereof, is subject to reversal as a reduction to cost of products sold in subsequent periods as inventories giving rise to the reserve are sold, and a new reserve is established. Such a reduction to cost of products sold could be significant if inventory values return to historical cost price levels. Additionally, further decreases in overall inventory values could result in additional charges to cost of products sold should the lower of cost or market inventory valuation reserve be increased.

Environmental Matters

Liabilities for future clean-up costs are recorded when environmental assessments and/or clean-up efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable future costs using currently available technology and applying current regulations, as well as our own internal environmental policies. The actual settlement of our liability for environmental matters could materially differ from our estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties. Additionally, in connection with the Torrance Acquisition on July 1, 2016, we assumed certain pre-existing environmental liabilities. While we believe that our current estimates of the amounts and timing of the costs related to the remediation of these liabilities are reasonable, we have had limited experience with these environmental obligations due to our short operating history. It is possible that our estimates of the costs and duration of the environmental remediation activities related to these liabilities could materially change.

Business Combinations

We use the acquisition method of accounting for the recognition of assets acquired and liabilities assumed in business combinations at their estimated fair values as of the date of acquisition. Any excess consideration transferred over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is required in estimating the fair value of assets acquired. As a result, in the case of significant acquisitions, we obtain the assistance of third-party valuation specialists in estimating fair values of tangible and intangible assets based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Deferred Turnaround Costs

Refinery turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries, are capitalized when incurred and amortized on a straight-line basis over the period of time estimated until the next turnaround occurs (generally three to five years). While we believe that the estimates of time until the next turnaround are reasonable, it should be noted that factors such as competition, regulation or environmental matters could cause us to change our estimates thus impacting amortization expense in the future.

Derivative Instruments

We are exposed to market risk, primarily related to changes in commodity prices for the crude oil and feedstocks we use in the refining process as well as the prices of the refined products we sell. The accounting treatment for commodity contracts depends on the intended use of the particular contract and on whether or not the contract meets the definition of a derivative. Non-derivative contracts are recorded at the time of delivery.

All derivative instruments that are not designated as normal purchases or sales are recorded in our balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of derivative instruments that either are not designated or do not qualify for hedge accounting treatment or normal purchase or normal sale accounting are recognized in income. Contracts qualifying for the normal purchases and sales exemption are accounted for upon settlement. We elect fair value hedge accounting for certain derivatives associated with our inventory repurchase obligations.

Derivative accounting is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives; determination of the fair value of derivatives; identification of hedge relationships; assessment and measurement of hedge ineffectiveness; and election and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on earnings.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” requiring revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for these goods or services. This new guidance supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition”, and most industry-specific guidance. We have adopted this new standard effective January 1, 2018, using the modified retrospective application, whereby a cumulative effect adjustment will be recognized upon adoption, if applicable, and the guidance will be applied prospectively.

We have completed our evaluation of the provisions of this standard and concluded that the adoption will not materially change the amount or timing of revenues recognized by us, nor will it materially affect our financial position. The majority of our revenues are generated from the sale of refined petroleum products and ethanol. These revenues are largely based on the current spot (market) prices of the products sold, which represent consideration specifically allocable to the products being sold on a given day, and we recognize those revenues upon delivery and transfer of title to the products to our customers. The time at which delivery and transfer of title occurs is the point when our control of the products is transferred to our customers and when our performance obligation to our customers is fulfilled. Under the modified retrospective method of adoption, the cumulative effect of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings, and revenues reported in the periods prior to the date of adoption are not changed. We do not, however, expect to make such an adjustment to retained earnings as we have determined any such adjustment to not be material. We are currently developing our revenue disclosures and enhancing our accounting systems to enable the preparation of such disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. Additional ASUs have been issued subsequent to ASU 2016-02 to provide additional clarification and implementation guidance for leases related to ASU 2016-02 including ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842 (“ASU 2018-01”) (collectively, we refer to ASU 2016-02 and these additional ASUs as the “Updated Lease Guidance”) The Updated Lease Guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. ASU 2018-01 provides a practical expedient whereby land easements (also known as “rights of way”) that are not accounted for as leases under existing GAAP would not need to be evaluated under ASU 2016-02; however the Updated Lease Guidance would apply prospectively to all new or modified land easements after the effective date of ASU 2016-02. In January 2018, the FASB issued a proposed ASU that would provide an additional transition method for the Updated Lease Guidance for lessees and a practical expedient for lessors. As proposed, this additional transition method would allow lessees to initially apply the requirements of ASU 2016-02 by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The proposed practical expedient would allow lessors to not separate non-lease components from the related lease components in certain situations. Assuming the proposed ASU is approved after the comment period, the proposed ASU would have the same effective date as ASU 2016-02. While early adoption is permitted, we will not early adopt this Updated Lease Guidance. We have established a working group to study and lead implementation of the Updated Lease Guidance. This working group has been meeting on a regular basis and has instituted a preliminary task plan designed to meet the implementation deadline for ASU 2016-02. We have also evaluated and purchased a lease software system and have begun implementation of the selected system. The working group continues to evaluate the impact of the Updated Lease Guidance on our consolidated financial statements and related disclosures. At this time, we have identified that the most significant impacts of the Updated Lease Guidance will be to bring nearly all leases on our balance sheet with “right of use assets” and “lease obligation liabilities” as well as accelerating the interest expense component of financing leases. While the assessment of the impacts arising from this standard is progressing, we have not fully determined the impacts on our business processes, controls or financial statement disclosures at this time.

Refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for additional Recently Issued Accounting Pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including changes in commodity prices and interest rates. Our primary commodity price risk is associated with the difference between the prices we sell our refined products and the prices we pay for crude oil and other feedstocks. We may use derivative instruments to manage the risks from changes in the prices of crude oil and refined products, natural gas, interest rates, or to capture market opportunities.

Commodity Price Risk

Our earnings, cash flow and liquidity are significantly affected by a variety of factors beyond our control, including the supply of, and demand for, crude oil, other feedstocks, refined products and natural gas. The supply of and demand for these commodities depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, production levels, the availability of imports, the marketing of competitive and alternative fuels, and the extent of government regulation. As a result, the prices of these commodities can be volatile. Our revenues fluctuate significantly with movements in industry refined product prices, our cost of sales fluctuates significantly with movements in crude oil and feedstock prices and our operating expenses fluctuate with movements in the price of natural gas. We manage our exposure to these commodity price risks through our supply and offtake agreements as well as through the use of various commodity derivative instruments.

We may use non-trading derivative instruments to manage exposure to commodity price risks associated with the purchase or sale of crude oil and feedstocks, finished products and natural gas outside of our supply and offtake agreements. The derivative instruments we use include physical commodity contracts and exchange-traded and over-the-counter financial instruments. We mark-to-market our commodity derivative instruments and recognize the changes in their fair value in our statements of operations.

At December 31, 2017 and 2016, we had gross open commodity derivative contracts representing 24.3 million barrels and 8.8 million barrels, respectively, with an unrealized net loss of $74.3 million and $3.5 million, respectively. The open commodity derivative contracts as of December 31, 2017 expire at various times during 2018.

We carry inventories of crude oil, intermediates and refined products (“hydrocarbon inventories”) on our balance sheet, the values of which are subject to fluctuations in market prices. Our hydrocarbon inventories totaled approximately 30.1 million barrels and 29.4 million barrels at December 31, 2017 and December 31, 2016, respectively. The average cost of our hydrocarbon inventories was approximately $80.21 and $80.50 per barrel on a LIFO basis at December 31, 2017 and December 31, 2016, respectively, excluding the net impact of LCM inventory adjustments of approximately $300.5 million and $596.0 million, respectively. If market prices of our inventory decline to a level below our average cost, we may be required to further write down the carrying value of our hydrocarbon inventories to market.

Our predominant variable operating cost is energy, in particular, the price of utilities, natural gas and electricity. We are therefore sensitive to movements in natural gas prices. Assuming normal operating conditions, we annually consume a total of approximately 68 million MMBTUs of natural gas amongst our five refineries as of December 31, 2017. Accordingly, a $1.00 per MMBTU change in natural gas prices would increase or decrease our natural gas costs by approximately $68.0 million.

Compliance Program Price Risk

We are exposed to market risks related to the volatility in the price of RINs required to comply with the RFS. Our overall RINs obligation is based on a percentage of our domestic shipments of on-road fuels as established by the EPA. To the degree we are unable to blend the required amount of biofuels to satisfy our RINs obligation, we must purchase RINs on the open market. To mitigate the impact of this risk on our results of operations and cash flows we may purchase RINs when the price of these instruments is deemed favorable.

In addition, we are exposed to risks associated with complying with federal and state legislative and regulatory measures to address greenhouse gas and other emissions. Requirements to reduce emissions could result in increased costs to operate and maintain our facilities as well as implement and manage new emission controls and programs put in place. For example, AB32 in California requires the state to reduce its GHG emissions to 1990 levels by 2020.

Interest Rate Risk

The maximum availability under our Revolving Loan is $2.64 billion. Borrowings under the Revolving Loan bear interest either at the Alternative Base Rate plus the Applicable Margin or at Adjusted LIBOR plus the Applicable Margin, all as defined in the Revolving Loan. If this facility was fully drawn, a 1.0% change in the interest rate would increase or decrease our interest expense by approximately $26.4 million annually.

The PBFX Revolving Credit Facility, with a current maximum availability of $360.0 million, bears interest at a variable rate and exposes us to interest rate risk. If this facility was fully drawn, a 1.0% change in the interest rate would result in a $2.3 million change in our interest expense annually.

In addition, the PBF Rail Term Loan, which bears interest at a variable rate, had an outstanding principal balance of $28.4 million at December 31, 2017. A 1.0% change in the interest rate would increase or decrease our interest expense by approximately $0.3 million annually, assuming the current outstanding principal balance on the PBF Rail Term Loan remained outstanding.

We also have interest rate exposure in connection with our A&R Intermediation Agreements under which we pay a time value of money charge based on LIBOR.

Credit Risk

We are subject to risk of losses resulting from nonpayment or nonperformance by our counterparties. We continue to closely monitor the creditworthiness of customers to whom we grant credit and establish credit limits in accordance with our credit policy.

Concentration Risk

For the years ended December 31, 2017, 2016 and 2015, no single customer accounted for 10% or more of our total sales.

No single customer accounted for 10% or more of our total trade accounts receivable as of December 31, 2017 and 2016, respectively.

BUSINESS OF PBF LLC

Overview

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. As of December 31, 2017, we own and operate five domestic oil refineries and related assets, which we acquired in 2010, 2011, 2015 and 2016. Our refineries have a combined processing capacity, known as throughput, of approximately 900,000 bpd, and a weighted-average Nelson Complexity Index of 12.2. We operate in two reportable business segments: Refining and Logistics.

PBF Energy was formed on November 7, 2011 and is a holding company whose primary asset is a controlling equity interest in PBF LLC. PBF Energy is the sole managing member of PBF LLC and operates and controls all of the business and affairs of PBF LLC. We are a holding company for the companies that directly or indirectly own and operate PBF Energy’s business. PBF Holding is a wholly-owned subsidiary of ours and is the parent company for our refining operations. We consolidate the financial results of PBFX and PBF Holding and record noncontrolling interests for the economic interests in PBFX held by the public common unit holders of PBFX and the ownership interest in two subsidiaries of Chalmette Refining held by a third party.

On December 18, 2012, PBF Energy completed its initial public offering. As a result of PBF Energy’s initial public offering and related organization transactions, PBF Energy became our sole managing member and operates and controls all of our business and affairs and consolidates the financial results of PBF LLC and its subsidiaries, including PBF Holding and PBF Finance.

As of December 31, 2017, PBF Energy owned 110,586,762 PBF LLC Series C Units and our current and former executive officers and directors and certain employees and others held 3,767,464 PBF LLC Series A Units (we refer to all of the holders of the PBF LLC Series A Units as “the members of PBF LLC other than PBF Energy”). As a result, the holders of PBF Energy’s issued and outstanding shares of PBF Energy’s Class A common stock have approximately 96.7% of the voting power in PBF Energy, with an equivalent economic interest in us, and the members of PBF LLC other than PBF Energy through their holdings of Class B common stock have approximately 3.3% of the voting power in PBF Energy, with an equivalent economic interest in us.

The following map details the locations of our refineries and the location of PBFX’s assets (each as defined below):

Refining

Our five refineries are located in Delaware City, Delaware, Paulsboro, New Jersey, Toledo, Ohio, New Orleans, Louisiana and Torrance, California. Each of these refineries is briefly described in the table below:

Refinery	Region	Nelson Complexity Index	Throughput Capacity (in barrels per day)	PADD	Crude Processed(1)	Source(1)
Delaware City	East Coast	11.3	190,000	1	light sweet through heavy sour	water, rail
Paulsboro	East Coast	13.2	180,000	1	light sweet through heavy sour	water rail
Toledo	Mid-Continent	9.2	170,000	2	light sweet	pipeline, truck, rail
Chalmette	Gulf Coast	12.7	189,000	3	light sweet through heavy sour	water, pipeline
Torrance	West Coast	14.9	155,000	5	medium and heavy	pipeline, water, truck

(1)	Reflects the typical crude and feedstocks and related sources utilized under normal operating conditions and prevailing market environments.

On July 1, 2016, we closed our acquisition of the Torrance refinery and related logistics assets (the “Torrance Acquisition”). The Torrance refinery is strategically positioned in Southern California with advantaged logistics connectivity that offers flexible raw material sourcing and product distribution opportunities primarily in the California, Las Vegas and Phoenix area markets.

In addition to refining assets, the Torrance Acquisition included a number of high-quality logistics assets including a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a 189-mile crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, the transaction included several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport. The Torrance refinery also has crude and product storage facilities with approximately 8.6 million barrels of shell capacity.

Logistics

PBFX is a fee-based, growth-oriented, publicly traded Delaware master limited partnership formed by PBF Energy to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. PBFX engages in the receiving, handling, storage and transferring of crude oil, refined products, natural gas and intermediates from sources located throughout the United States and Canada for PBF Energy in support of certain of its refineries, as well as for third party customers. As of December 31, 2017, a substantial majority of PBFX’s revenue is derived from long-term, fee-based commercial agreements with PBF Holding, which include minimum volume commitments, for receiving, handling, storing and transferring crude oil, refined products and natural gas. PBF Energy also has agreements with PBFX that establish fees for certain general and administrative services and operational and maintenance services provided by PBF Holding to PBFX. These transactions, other than those with third parties, are eliminated by us in consolidation.

On May 14, 2014, PBFX completed its initial public offering (the “PBFX Offering”). As of December 31, 2017, PBF LLC held a 44.1% limited partner interest (consisting of 18,459,497 common units) in PBFX, with the remaining 55.9% limited partner interest held by the public unit holders. PBF LLC also owns all of the incentive distribution rights (“IDRs”) and indirectly owns a non-economic general partner interest in PBFX through its wholly-owned subsidiary, PBF Logistics GP LLC (“PBF GP”), the general partner of PBFX. The IDRs entitle PBF LLC to receive increasing percentages, up to a maximum of 50.0%, of the cash PBFX distributes from operating surplus in excess of $0.345 per unit per quarter. As a result of the payment on May 31, 2017 by PBFX of its distribution for the first quarter of 2017, the financial tests required for conversion of all of PBFX’s previously outstanding subordinated units into common units were satisfied. As a result, all of PBFX’s subordinated units, which were owned by PBF LLC, converted on a one-for-one basis into common units effective June 1, 2017. The conversion of the subordinated units did not impact the amount of cash distributions paid by PBFX or the total number of its outstanding units. The subordinated units were issued by PBFX in connection with its initial public offering in May 2014.

On February 15, 2017, PBFX entered into a contribution agreement (the “PNGPC Contribution Agreement”) with us. Pursuant to the PNGPC Contribution Agreement, we contributed to PBFX’s wholly owned subsidiary, PBFX Operating Company LLC (“PBFX Op Co”), all of the issued and outstanding limited liability company interests of Paulsboro Natural Gas Pipeline Company LLC (“PNGPC”). PNGPC owns and operates an existing interstate natural gas pipeline that originates in Delaware County, Pennsylvania, at an interconnection with Texas Eastern pipeline that runs under the Delaware River and terminates at the delivery point to PBF Holding’s Paulsboro refinery, and is subject to regulation by the Federal Energy Regulatory Commission (“FERC”). In connection with the PNGPC Contribution Agreement, PBFX constructed a new 24” pipeline to replace the existing pipeline, which commenced services in August 2017 (the “Paulsboro Natural Gas Pipeline”). In consideration for the PNGPC limited liability company interests, PBFX delivered to us (i) an $11.6 million intercompany promissory note in favor of Paulsboro Refining Company LLC (the “Promissory Note”), (ii) an expansion rights and right of first refusal agreement in favor of us with respect to the Paulsboro Natural Gas

Pipeline and (iii) an assignment and assumption agreement with respect to certain outstanding litigation involving PNGPC and the existing pipeline.

Effective February 2017, PBF Holding and PBFX Op Co entered into a ten-year storage services agreement (the “Chalmette Storage Services Agreement”) under which PBFX, through PBFX Op Co, began providing storage services to PBF Holding commencing on November 1, 2017 upon the completion of the construction of a new crude tank with a shell capacity of 625,000 barrels at PBF Holding’s Chalmette refinery (the “Chalmette Storage Tank”). PBFX Op Co and Chalmette Refining have entered into a twenty-year lease for the premises upon which the tank is located and a project management agreement pursuant to which Chalmette Refining managed the construction of the tank.

On April 17, 2017, PBFX’s wholly-owned subsidiary, PBF Logistics Products Terminals LLC, acquired the Toledo, Ohio refined products terminal assets (the “Toledo Products Terminal”) from Sunoco Logistics L.P. for an aggregate purchase price of $10.0 million, plus working capital. The Toledo Products Terminal is directly connected to, and currently supplied by, PBF Holding’s Toledo refinery.

Operating Segments

We operate in two reportable business segments: Refining and Logistics. Our five oil refineries, including certain related logistics assets that are not owned by PBFX, are all engaged in the refining of crude oil and other feedstocks into petroleum products, and are aggregated into the Refining segment. PBFX operates logistics assets such as crude oil and refined products terminaling, pipeline and storage assets. Certain of PBFX’s assets were previously operated and owned by various subsidiaries of PBF Holding and were acquired by PBFX in a series of transactions since inception. PBFX is reported in the Logistics segment. A substantial majority of PBFX’s revenues is derived from long-term, fee based commercial agreements with PBF Holding and its subsidiaries and these intersegment related revenues are eliminated in consolidation. See Note 20 “Segment Information” to our consolidated financial statements included elsewhere in this prospectus.

Refining Segment

We own and operate five refineries providing geographic and market diversity. We produce a variety of products at each of our refineries, including gasoline, ULSD, heating oil, jet fuel, lubricants, petrochemicals and asphalt. We sell our products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States, Canada and Mexico, and are able to ship products to other international destinations.

Delaware City Refinery

Overview. The Delaware City refinery is located on an approximately 5,000-acre site, with access to waterborne cargoes and an extensive distribution network of pipelines, barges and tankers, truck and rail. Delaware City is a fully integrated operation that receives crude via rail at its crude unloading facilities, or ship or barge at its docks located on the Delaware River. The crude and other feedstocks are stored in extensive tank farm prior to processing. In addition, there is a 15-lane, 76,000 bpd capacity truck loading rack located adjacent to the refinery and a 23-mile interstate pipeline that are used to distribute clean products, which were sold to PBFX in conjunction with its acquisition of the DCR Products Pipeline and Truck Rack (as defined below) in May 2015.

As a result of its configuration and process units, Delaware City has the capability of processing a slate of heavy crudes with a high concentration of high sulfur crudes and is one of the largest and most complex refineries on the East Coast. The Delaware City refinery is one of two heavy crude coking refineries, the other being our Paulsboro refinery, on the East Coast of the United States with coking capacity equal to approximately 25% of crude capacity.

The Delaware City refinery primarily processes a variety of medium to heavy, sour crude oils, but can run light, sweet crude oils as well. The refinery has large conversion capacity with its 82,000 bpd fluid catalytic cracking unit (“FCC unit”), 47,000 bpd fluid coking unit (“FCU”) and 18,000 bpd hydrocracking unit with vacuum distillation.

The following table approximates the Delaware City refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	190,000
Vacuum Distillation Unit	102,000
Fluid Catalytic Cracking Unit	82,000
Hydrotreating Units	160,000
Hydrocracking Unit	18,000
Catalytic Reforming Unit	43,000
Benzene / Toluene Extraction Unit	15,000
Butane Isomerization Unit	6,000
Alkylation Unit	11,000
Polymerization Unit	16,000
Fluid Coking Unit	47,000

Feedstocks and Supply Arrangements. We currently fully source our own crude oil needs for Delaware City primarly through short-term and Spot market agreements.

Refined Product Yield and Distribution. The Delaware City refinery predominantly produces gasoline, jet fuel, ULSD and ultra-low sulfur heating oil as well as certain other products. We market and sell all of our refined products independently to a variety of customers on the spot market or through term agreements.

Inventory Intermediation Agreement. On June 26, 2013, PBF Holding entered into an inventory intermediation agreement with J. Aron to support the operations of the Delaware City refinery, which commenced upon the termination of the previous product offtake agreement. Pursuant to such inventory intermediation agreement, J. Aron purchases the Products produced and delivered into the refinery’s storage tanks on a daily basis. J. Aron further agrees to sell to PBF Holding on a daily basis the Products delivered out of the refinery’s storage tanks. On certain dates subsequent to the inception of the Inventory Intermediation Agreements, we and our subsidiary, DCR, entered into amendments to the amended and restated inventory intermediation agreement (as amended, the “Amended Delaware Intermediation Agreements”) with J. Aron pursuant to which certain terms of the inventory intermediation agreements were amended, including, among other things, pricing and an extension of the term. The most recent of these amendments was executed on September 8, 2017 which extended the term to July 1, 2019, which term may be further extended by mutual consent of the parties to July 1, 2020. At expiration, we will have to repurchase the inventories outstanding under the Amended Delaware Intermediation Agreement at that time.

Tankage Capacity. The Delaware City refinery has total storage capacity of approximately 10.0 million barrels. Of the total, approximately 3.6 million barrels of storage capacity are dedicated to crude oil and other feedstock storage with the remaining approximately 6.4 million barrels allocated to finished products, intermediates and other products.

Energy and Other Utilities. Under normal operating conditions, the Delaware City refinery consumes approximately 65,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Delaware City refinery has a 280 MW power plant located on-site that consists of two natural gas-fueled turbines with combined capacity of approximately 140 MW and four turbo-generators with combined nameplate capacity of approximately 140 MW. Collectively, this power plant produces electricity in excess of Delaware City’s refinery load of approximately 90 MW. Excess electricity is sold into the Pennsylvania-New Jersey-Maryland, or PJM, grid. Steam is primarily produced by a combination of three dedicated boilers, two heat recovery steam generators on the gas turbines, and is supplemented by secondary boilers at the FCC and Coker. Hydrogen is provided via the refinery’s steam methane reformer and continuous catalytic reformer.

Paulsboro Refinery

Overview. The Paulsboro refinery is located on approximately 950 acres on the Delaware River in Paulsboro, New Jersey, just south of Philadelphia and approximately 30 miles away from Delaware City. Paulsboro receives crude and feedstocks via its marine terminal on the Delaware River. Paulsboro is one of two operating refineries on the East Coast with coking capacity, the other being our Delaware City refinery. The Paulsboro refinery primarily processes a variety of medium and heavy, sour crude oils but can run light, sweet crude oils as well.

The following table approximates the Paulsboro refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Units	168,000
Vacuum Distillation Units	83,000
Fluid Catalytic Cracking Unit	55,000
Hydrotreating Units	141,000
Catalytic Reforming Unit	32,000
Alkylation Unit	11,000
Lube Oil Processing Unit	12,000
Delayed Coking Unit	27,000
Propane Deasphalting Unit	11,000

Feedstocks and Supply Arrangements. We have a contract with Saudi Aramco pursuant to which we have been purchasing up to approximately 100,000 bpd of crude oil from Saudi Aramco that is processed at Paulsboro. The crude purchased under this contract is priced off ASCI.

Refined Product Yield and Distribution. The Paulsboro refinery predominantly produces gasoline, diesel fuels and jet fuel and also manufactures Group I base oils or lubricants and asphalt. We market and sell all of our refined products independently to a variety of customers on the spot market or through term agreements under which we sell approximately 35% of our Paulsboro refinery’s gasoline production.

Inventory Intermediation Agreement. On June 26, 2013, we entered into an Inventory Intermediation Agreement with J. Aron to support the operations of the Paulsboro refinery, which commenced upon the termination of the previous product offtake agreement. Pursuant to such Inventory Intermediation Agreement, J. Aron purchased the Products produced and delivered into the refinery’s storage tanks on a daily basis. J. Aron further agrees to sell to PBF Holding on a daily basis the Products delivered out of the refinery’s storage tanks. On certain date, subsequent to the inception of the Inventory Intermediation Agreement, we and our subsidiary PRC entered into amendments to the amended and restated inventory intermediation agreement (as amended, the “Amended Paulsboro Intermediation Agreement”) with J. Aron pursuant to which certain terms of the Inventory Intermediation Agreement were amended, including, among other things, pricing and an extension of the term. The most recent of these amendments was executed on September 8, 2017 which extended the terms to December 31, 2019, which term may be further extended by mutual consent of the parties to December 31, 2020. At expiration, we will have to repurchase the inventories outstanding under the Amended Paulsboro Intermediation Agreement of that time.

Tankage Capacity. The Paulsboro refinery has total storage capacity of approximately 7.5 million barrels. Of the total, approximately 2.1 million barrels are dedicated to crude oil storage with the remaining 5.4 million barrels allocated to finished products, intermediates and other products.

Energy and Other Utilities. Under normal operating conditions, the Paulsboro refinery consumes approximately 30,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Paulsboro refinery is virtually self-sufficient for its electrical power requirements. The refinery supplies approximately 90% of its 63 MW load through a combination of four generators with a nameplate capacity of 78 MW, in addition to a 30 MW gas turbine generator and two 15 MW steam turbine generators located at the Paulsboro utility plant. In the event that Paulsboro requires additional electricity to operate the refinery, supplemental power is available through a local utility. Paulsboro is connected to the grid via three separate 69 KV aerial feeders and has the ability to run entirely on imported power. Steam is primarily produced by three boilers, each with continuous rated capacity of 300,000-lb/hr at 900-psi. In addition, Paulsboro has a heat recovery steam generator and a number of waste heat boilers throughout the refinery that supplement the steam generation capacity. Paulsboro’s current hydrogen needs are met by the hydrogen supply from the reformer. In addition, the refinery employs a standalone steam methane reformer that is capable of producing 10 MMSCFD of 99% pure hydrogen. This ancillary hydrogen plant is utilized as a back-up source of hydrogen for the refinery’s process units.

Toledo Refinery

Overview. The Toledo refinery primarily processes a slate of light, sweet crudes from Canada, the Mid-Continent, the Bakken region and the U.S. Gulf Coast. The Toledo refinery is located on a 282-acre site near Toledo, Ohio, approximately 60 miles from Detroit. Crude is delivered to the Toledo refinery through three primary pipelines: (1) Enbridge from the north, (2) Capline from the south and (3) Mid-Valley from the south. Crude is also delivered to a nearby terminal by rail and from local sources by truck to a truck unloading facility within the refinery.

The following table approximates the Toledo refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	170,000
Fluid Catalytic Cracking Unit	79,000
Hydrotreating Units	95,000
Hydrocracking Unit	45,000
Catalytic Reforming Units	45,000
Alkylation Unit	10,000
Polymerization Unit	7,000
UDEX Unit	16,300

Feedstocks and Supply Arrangements. We currently fully source our own crude oil needs for Toledo primarily through short-term and spot market agreements.

Refined Product Yield and Distribution. Toledo produces finished products including gasoline and ULSD, in addition to a variety of high-value petrochemicals including benzene, toluene, xylene, nonene and tetramer. Toledo is connected, via pipelines, to an extensive distribution network throughout Ohio, Illinois, Indiana, Kentucky, Michigan, Pennsylvania and West Virginia. The finished products are transported on pipelines owned by Sunoco Logistics Partners L.P. and Buckeye Partners. In addition, we have proprietary connections to a variety of smaller pipelines and spurs that help us optimize our clean products distribution. A significant portion of Toledo’s gasoline and ULSD are distributed through the approximately 36 terminals in this network.

We have an agreement with Sunoco whereby Sunoco purchases gasoline and distillate products representing approximately one-third of the Toledo refinery’s gasoline and distillates production. The agreement had a three year term, subject to certain early termination rights. In March 2017, the agreement was renewed and extended for another two year term. We sell the bulk of the petrochemicals produced at the Toledo refinery through short-term contracts or on the spot market and the majority of the petrochemical distribution is done via rail.

Tankage Capacity. The Toledo refinery has total storage capacity of approximately 4.5 million barrels. The Toledo refinery receives its crude through pipeline connections and a truck rack. Of the total, approximately 1.3 million barrels are dedicated to crude oil storage with the remaining 3.2 million barrels allocated to intermediates and products. A portion of storage capacity dedicated to crude oil and finished products was sold to PBFX in conjunction with its acquisition of the Toledo Storage Facility (as defined below) in December 2014.

Energy and Other Utilities. Under normal operating conditions, the Toledo refinery consumes approximately 20,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Toledo refinery purchases its electricity from the PJM grid and has a long-term contract to purchase hydrogen and steam from a local third party supplier. In addition to the third party steam supplier, Toledo consumes a portion of the steam that is generated by its various process units.

Chalmette Refinery

Acquisition. On November 1, 2015, we acquired the ownership interests of Chalmette Refining, which owns the Chalmette refinery and related logistics assets.

Overview. The Chalmette refinery is located on a 400-acre site near New Orleans, Louisiana. It is a dual-train coking refinery and is capable of processing both light and heavy crude oil though its 189,000 bpd crude units and downstream units. Chalmette Refining owns 100% of the MOEM Pipeline, providing access to the Empire Terminal, as well as the CAM Connection Pipeline, providing access to the Louisiana Offshore Oil Port facility through a third party pipeline. Chalmette Refining also owns 80% of each of the Collins Pipeline Company and T&M Terminal Company, both located in Collins, Mississippi, which provide a clean products outlet for the refinery to the Plantation and Colonial Pipelines. Also included in the acquisition were a marine terminal capable of importing waterborne feedstocks and loading or unloading finished products; a clean products truck rack which provides access to local markets; and a crude and product storage facility.

The following table approximates the Chalmette refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Units	189,000
Fluid Catalytic Cracking Unit	72,000
Hydrotreating Units	186,000
Delayed Coker	29,000
Catalytic Reforming Unit	40,000
Alkylation Unit	15,000

Feedstocks and Supply Arrangements. In connection with the Chalmette Acquisition on November 1, 2015, we entered into a market-based crude supply agreement with PDVSA that has a ten year term with a renewal option for an additional five years, subject to certain early termination rights. The pricing for the crude supply is market based and is agreed upon on a quarterly basis by both parties. We have not sourced crude oil under this agreement since the third quarter of 2017 as PDVSA has suspended deliveries due to the parties’ inability to agree to mutually acceptable payment terms. Since the suspension, we have obtained crude and feedstocks from other sources through connections to the CAM and MOEM pipelines as well as our marine terminal.

Refined Product Yield and Distribution. The Chalmette refinery predominantly produces gasoline, diesel fuels and jet fuel and also manufactures high-value petrochemicals including benzene and xylene. Products produced at the Chalmette refinery are transferred to customers through pipelines, the marine terminal and truck rack. The majority of their clean products are delivered to customers via pipelines. Our ownership of the Collins Pipeline and T&M Terminal provides Chalmette with strategic access to Southeast and East Coast markets through third party logistics. We had an offtake agreement with ExxonMobil pursuant to which ExxonMobil purchased approximately 50% of the 14,000 barrel per day truck rack capacity, which expired as of December 31, 2017.

Tankage Capacity. Chalmette has a total tankage capacity of approximately 8.1 million barrels. Of this total, approximately 2.6 million barrels are allocated to crude oil storage with the remaining 5.5 million barrels allocated to intermediates and products.

Energy and Other Utilities. Under normal operating conditions, the Chalmette refinery consumes approximately 30,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Chalmette refinery purchases its electricity from a local utility and has a long-term contract to purchase hydrogen and steam from third party suppliers.

Torrance Refinery

Acquisition. On July 1, 2016, we acquired from ExxonMobil and its subsidiary, Mobil Pacific Pipeline Company, the Torrance refinery and related logistics assets. Subsequent to the closing of the Torrance Acquisition, Torrance Refining and Torrance Logistics are indirect wholly-owned subsidiaries of PBF Holding. The aggregate purchase price for the Torrance Acquisition was approximately $521.4 million in cash after post-closing purchase price adjustments, plus final working capital of $450.6 million.

Overview. The Torrance refinery is located on 750 acres in Torrance, California. It is a high-conversion crude, delayed-coking refinery. It is capable of processing both heavy and medium crude oil though its crude unit and downstream units. In addition to refining assets, the Torrance Acquisition included a number of high-quality logistics assets including a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the transaction are several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport.

The following table approximates the Torrance refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	155,000
Vacuum Distillation Unit	102,000
Fluid Catalytic Cracking Unit	88,000
Hydrotreating Units	151,000
Hydrocracking Unit	23,000
Alkylation Unit	27,000
Delayed Coker	53,000

Feedstocks and Supply Arrangements. The Torrance refinery primarily processes a variety of medium and heavy crude oils. In connection with the closing of the Torrance Acquisition, we entered into a crude supply agreement with ExxonMobil for approximately 60,000 bpd of crude oil that can be processed at our Torrance refinery. This crude supply agreement has a five year term with an automatic renewal feature unless either party gives thirty-six months prior written notice. Additionally, we obtain crude and feedstocks from other sources through connections to third party pipelines as well as ship docks and truck racks.

Refined Product Yield and Distribution. The Torrance refinery predominantly produces gasoline, jet fuel and diesel fuels. Products produced at the Torrance refinery are transferred to customers through pipelines, the marine terminal and truck rack. The majority of clean products are delivered to customers via pipelines. We have an offtake agreement with ExxonMobil pursuant to which ExxonMobil purchases approximately 50% of our gasoline production. This offtake agreement has an initial term of three years from the date of the Torrance Acquisition at which time it will automatically renew for another three year term unless either party gives six months’ written notice of its intent to terminate the agreement.

Tankage Capacity. Torrance has a total tankage capacity of approximately 8.6 million barrels. Of this total, approximately 2.1 million barrels are allocated to crude oil storage with the remaining 6.5 million barrels allocated to intermediates and products.

Energy and Other Utilities. Under normal operating conditions, the Torrance refinery consumes approximately 42,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Torrance refinery generates some power internally using a combination of steam and gas turbines and purchases any additional needed power from the local utility. The Torrance refinery has a long-term contract to purchase hydrogen and steam from a third party supplier.

Logistics Segment

We formed PBFX, a publicly traded master limited partnership, to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. PBFX’s operations are aggregated into the Logistics segment. PBFX engages in the receiving, handling, storage and transferring of crude oil, refined products, natural gas and intermediates from sources located throughout the United States and Canada for PBF Energy in support of its refineries as well as third party customers. A substantial majority of PBFX’s revenues is derived from long-term, fee-based commercial agreements with PBF Holding, which include minimum volume commitments, for receiving, handling, storing and transferring crude oil, refined products and natural gas. PBFX’s third party revenue is primarily derived from its East Coast Terminals. We also have agreements with PBFX that establish fees for certain general and administrative services and operational and maintenance services provided by PBF Holding to PBFX. These transactions, other than those with third parties, are eliminated by us in consolidation.

As of December 31, 2017, PBFX’s assets (as defined below) consist of the following:

•	The DCR Rail Terminal—A 130,000 bpd light crude oil rail unloading terminal which commenced operations in February 2013 and serves PBF Holding’s Delaware City and Paulsboro refineries.

•	The DCR West Rack—A 40,000 bpd heavy crude oil unloading rack which commenced operations in August 2014 and serves PBF Holding’s Delaware City refinery.

•	The Toledo Truck Terminal—A truck terminal comprised of six lease automatic custody transfer (“LACT”) units, with unloading capacity of 22,500 bpd.

•	The Toledo Storage Facility—A storage facility which services PBF Holding’s Toledo refinery and consists of 30 tanks for storing crude oil, refined products and intermediates with aggregate capacity of 3.9 million barrels as well as a propane storage and unloading facility consisting of 27 propane storage bullets and a truck loading facility with a throughput capacity of 11,000 bpd.

•	DCR Products Pipeline and Truck Rack—The DCR Products Pipeline consists of a 23.4 mile, 16-inch interstate petroleum products pipeline with an excess of 125,000 bpd of capacity located at PBF Holding’s Delaware City refinery. The DCR Truck Rack consists of a 15-lane, 76,000 bpd capacity truck loading rack utilized to distribute gasoline and distillates.

•

East Coast Terminals—The East Coast Terminals include a total of 57 product tanks with a total shell capacity of approximately 4.2 million barrels, pipeline connections to the Colonial Pipeline Company,

Buckeye Partners, Sunoco Logistics Partners and other proprietary pipeline systems, 26 truck loading lanes and marine facilities capable of handling barges and ships.

•	Torrance Valley Pipeline—PBFX acquired from PBF LLC 50% of the issued and outstanding limited liability company interests of TVPC, whose assets consist of the 189-mile San Joaquin Valley Pipeline system, which consists of the M55, M1 and M70 pipeline systems with 110,000 bpd of capacity, including 11 pipeline stations with storage capacity and truck unloading capability at two of the stations.

•	Paulsboro Natural Gas Pipeline—A 24” interstate natural gas pipeline with 60,000 dekatherms/day capacity that originates in Delaware County, Pennsylvania, at an interconnection with Texas Eastern pipeline that runs under the Delaware River and terminates at the delivery point to PBF Holding’s Paulsboro refinery.

•	Chalmette Storage Tank—A crude oil storage tank with a shell capacity of 625,000 barrels located at PBF Holding’s Chalmette refinery (the “Chalmette Storage Tank”).

•	Toledo Products Terminal—The Toledo Products Terminal is located adjacent to PBF Holding’s Toledo refinery and is comprised of a ten-bay truck rack and over 110,000 barrels of chemicals, clean product and additive storage capacity.

Transactions with PBFX

Since the inception of PBFX in 2014, PBF LLC and PBFX have entered into a series of drop-down transactions. Such transactions occurring in the three years ended December 31, 2017 are discussed below.

Effective May 14, 2015, we contributed to PBFX all of the issued and outstanding limited liability company interests of Delaware Pipeline Company LLC and Delaware City Logistics Company LLC, whose assets consist of the DCR Products Pipeline and the DCR Truck Rack (collectively referred to as the “DCR Products Pipeline and Truck Rack”), for total consideration of $143.0 million, consisting of $112.5 million of cash and $30.5 million of PBFX common units, or 1,288,420 common units.

On August 31, 2016, PBFX entered into a contribution agreement (the TVPC Contribution Agreement”) between PBFX and us. Pursuant to the TVPC Contribution Agreement, PBFX acquired from us 50% of the issued and outstanding limited liability company interests of TVPC, whose assets consist of the San Joaquin Valley Pipeline system (which was acquired as a part of the Torrance Acquisition). The total consideration paid to us was $175.0 million, which was funded by PBFX with $20.0 million of cash on hand, $76.2 million in proceeds from the sale of marketable securities, and $78.8 million in net proceeds from the PBFX equity offering in August 2016.

On February 15, 2017, PBFX entered into the PNGPC Contribution Agreement between PBFX and us. Pursuant to the PNGPC Contribution Agreement, we contributed to PBFX’s wholly owned subsidiary, PBFX Op Co, all of the issued and outstanding limited liability company interests of PNGPC. PNGPC owns and operates an existing interstate natural gas pipeline that originates in Delaware County, Pennsylvania, at an interconnection with Texas Eastern pipeline that runs under the Delaware River and terminates at the delivery point to PBF Holding’s Paulsboro refinery, and is subject to regulation by the FERC. In connection with the PNGPC Contribution Agreement, PBFX constructed a new 24” pipeline to replace the existing pipeline, which commenced services in August 2017. In consideration for the PNGPC limited liability company interests, PBFX delivered to us (i) an $11.6 million intercompany promissory note in favor of Paulsboro Refining Company LLC, a wholly owned subsidiary of PBF Holding (ii) an expansion rights and right of first refusal agreement in favor of us with respect to the Paulsboro Natural Gas Pipeline and (iii) an assignment and assumption agreement with respect to certain outstanding litigation involving PNGPC and the existing pipeline.

Effective February 2017, PBF Holding and PBFX Op Co entered into the Chalmette Storage Services Agreement under which PBFX, through PBFX Op Co, began providing storage services to PBF Holding commencing on November 1, 2017 upon the completion of the construction of the Chalmette Storage Tank. PBFX Op Co and Chalmette Refining have entered into a twenty-year lease for the premises upon which the tank is located and a project management agreement pursuant to which Chalmette Refining managed the construction of the tank.

In connection with the foregoing transactions, PBF Holding entered into commercial agreements with PBFX entities for the provision of services which require minimum monthly throughput volumes. Subsequent to the transactions described above, as of December 31, 2017, we held a 44.1% limited partner interest in PBFX consisting of 18,459,497 common units. We also own all of the IDRs and indirectly own a non-economic general partner interest in PBFX. The IDRs entitle us to receive increasing percentages, up to a maximum of 50.0%, of the cash PBFX distributes from operating surplus in excess of $0.345 per unit per quarter.

Principal Products

Our refineries make various grades of gasoline, distillates (including diesel fuel, jet fuel and ULSD) and other products from crude oil, other feedstocks, and blending components. We sell these products through our commercial accounts, and sales with major oil companies. For the years ended December 31, 2017, 2016 and 2015, gasoline and distillates accounted for 84.1%, 88.0% and 88.0% of our revenues, respectively.

Customers

We sell a variety of refined products to a diverse customer base. The majority of our refined products are primarily sold through short-term contracts or on the spot market. However, we do have product offtake arrangements for a portion of our clean products. For the years ended December 31, 2017, 2016 and 2015, no single customer accounted for 10% or more of our revenues, respectively. As of December 31, 2017 and December 31, 2016, no single customer accounted for 10% or more of our total trade accounts receivable.

Seasonality

Demand for gasoline and diesel is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and construction work. Decreased demand during the winter months can lower gasoline and diesel prices. As a result, our operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year. Refining margins remain volatile and our results of operations may not reflect these historical seasonal trends. Additionally, the degree of seasonality may differ by the geographic areas in which we operate. Most of the effects of seasonality on PBFX’s operating results are mitigated through fee-based commercial agreements with us that include minimum volume commitments.

Competition

The refining business is very competitive. We compete directly with various other refining companies on the Northeast, Midwest, Gulf Coast and West Coast, with integrated oil companies, with foreign refiners that import products into the United States and with producers and marketers in other industries supplying alternative forms of energy and fuels to satisfy the requirements of industrial, commercial and individual consumers. Some of our competitors have expanded the capacity of their refineries and internationally new refineries are coming on line which could also affect our competitive position.

Profitability in the refining industry depends largely on refined product margins, which can fluctuate significantly, as well as crude oil prices and differentials between the prices of different grades of crude oil, operating efficiency and reliability, product mix and costs of product distribution and transportation. Certain of our competitors that have larger and more complex refineries may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of feedstocks or intense price fluctuations. Refining margins are frequently impacted by sharp changes in crude oil costs, which may not be immediately reflected in product prices.

The refining industry is highly competitive with respect to feedstock supply. Unlike certain of our competitors that have access to proprietary controlled sources of crude oil production available for use at their own refineries, we obtain all of our crude oil and substantially all other feedstocks from unaffiliated sources. The availability and cost of crude oil and feedstock are affected by global supply and demand. We have no crude oil reserves and are not engaged in the exploration or production of crude oil. We believe, however, that we will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

Corporate Offices

We currently lease approximately 58,000 square feet for our principal corporate offices in Parsippany, New Jersey. The lease for our principal corporate offices expires in 2019. Functions performed in the Parsippany office include overall corporate management, refinery and HSE management, planning and strategy, corporate finance, commercial operations, logistics, contract administration, marketing, investor relations, governmental affairs, accounting, tax, treasury, information technology, legal and human resources support functions.

We lease approximately 4,000 square feet for our regional corporate office in Long Beach, California. The lease for our Long Beach office expires in 2021. Functions performed in the Long Beach office include overall regional corporate management, planning and strategy, commercial operations, logistics, contract administration, marketing and governmental affairs functions.

We lease approximately 5,000 square feet for our regional corporate office in The Woodlands, Texas—The lease for The Woodlands office expires in 2022. Functions performed in The Woodlands include pipeline control center operations and logistics operations, engineering and regulatory support functions.

Employees

As of December 31, 2017, we had approximately 3,165 employees. At our Paulsboro refinery, 286 of our 461 employees are covered by a collective bargaining agreement. In addition, 1,331 of our 2,316 employees at our Delaware City, Toledo, Chalmette and Torrance refineries and our related logistics assets are covered by a collective bargaining agreement. None of our corporate employees are covered by a collective bargaining agreement. We consider our relations with the represented employees to be satisfactory. At Delaware City, Toledo, Chalmette and Torrance, most hourly employees are covered by a collective bargaining agreement through the United Steel Workers (“USW”). The agreements with the USW covering Delaware City, Chalmette and Torrance are scheduled to expire in January 2019, while the agreement with the USW covering Toledo is scheduled to expire in February 2019. Similarly, at Paulsboro hourly employees are represented by the Independent Oil Workers (“IOW”) under a contract scheduled to expire in March 2019.

Environmental, Health and Safety Matters

Our refineries, pipelines and related operations are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the compositions of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating the refineries, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities. Permits are also required under these laws for the operation of our refineries, pipelines and related operations and these permits are subject to revocation, modification and renewal. Compliance with applicable environmental laws, regulations and permits will continue to have an impact on our operations, results of operations and capital requirements. We believe that our current operations are in substantial compliance with existing environmental laws, regulations and permits.

In connection with the Paulsboro refinery acquisition, we assumed certain environmental remediation obligations. The environmental liability of $10.3 million recorded as of December 31, 2017 ($10.8 million as of December 31, 2016) represents the present value of expected future costs discounted at a rate of 8.0%. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. As of December 31, 2017 and December 31, 2016, this liability is self-guaranteed by us.

In connection with the acquisition of the Delaware City assets, Valero Energy Corporation (“Valero”) remains responsible for certain pre-acquisition environmental obligations up to $20.0 million and the predecessor to Valero in ownership of the refinery retains other historical obligations.

In connection with the acquisition of the Delaware City assets and the Paulsboro refinery, the Company and Valero purchased ten year, $75.0 million environmental insurance policies to insure against unknown environmental liabilities at each site. In connection with the Toledo refinery acquisition, Sunoco, Inc. (R&M) remains responsible for environmental remediation for conditions that existed on the closing date for twenty years from March 1, 2011, subject to certain limitations.

In connection with the acquisition of the Chalmette refinery, we obtained $3.9 million in financial assurance (in the form of a surety bond) to cover estimated potential site remediation costs associated with an agreed to Administrative Order of Consent with the United States Environmental Protection Agency (“EPA”). The estimated cost assumes remedial activities will continue for a minimum of 30 years. Further, in connection with the acquisition of the Chalmette refinery, we purchased a ten year, $100.0 million environmental insurance policy to insure against unknown environmental liabilities at the refinery. At the time we acquired the Chalmette refinery it was subject to a Consolidated Compliance Order and Notice of Potential Penalty (the “Order”) issued by the Louisiana Department of Environmental Quality (“LDEQ”) covering deviations from 2009 and 2010. Chalmette Refining and LDEQ subsequently entered into a dispute resolution agreement to negotiate the resolution of deviations inside and outside the periods covered by the Order. Although a settlement agreement has not been finalized, the administrative penalty is anticipated to be approximately $741,000, including beneficial environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to us.

The Delaware City refinery is appealing a Notice of Penalty Assessment and Secretary’s Order issued in March 2017, including a $150,000 fine, alleging violations of a 2013 Secretary’s Order authorizing crude oil shipment by barge. DNREC determined that the Delaware City refinery had violated the 2013 order by failing to make timely and full disclosure to DNREC about the nature and extent of those shipments, and had misrepresented the number of shipments that went to other facilities. The Penalty Assessment and Secretary’s Order conclude that the 2013 Secretary’s Order was violated by the Delaware City refinery by shipping crude oil from the Delaware City terminal to three locations other than the Paulsboro refinery, on 15 days in 2014, making a total of 17 separate barge shipments containing approximately 35.7 million gallons of crude oil in total. On April 28, 2017, the Delaware City refinery appealed the Notice of Penalty Assessment and Secretary’s Order. On March 5, 2018, Notice of Penalty Assessment was settled by DNREC, the Delaware Attorney General and Delaware City refinery for $100,000. The Delaware City refinery made no admissions with respect to the alleged violations and agreed to request a Coastal Zone Act status decision prior to making crude oil shipments to destinations other than Paulsboro.

On December 28, 2016, DNREC issued a Coastal Zone Act permit (the “Ethanol Permit”) to DCR allowing the utilization of existing tanks and existing marine loading equipment at their existing facilities to enable denatured ethanol to be loaded from storage tanks to marine vessels and shipped to offsite facilities. On January 13, 2017, the issuance of the Ethanol Permit was appealed by two environmental groups. On February 27, 2017, the Coastal Zone Industrial Board (the “Coastal Zone Board”) held a public hearing and dismissed the appeal, determining that the appellants did not have standing. The appellants filed an appeal of the Coastal Zone Board’s decision with the Delaware Superior Court (the “Superior Court”) on March 30, 2017. On January 19,

2018, the Superior Court rendered an Opinion regarding the decision of the Coastal Zone Board to dismiss the appeal of the Ethanol Permit for the ethanol project. The judge determined that the record created by the Coastal Zone Board was insufficient for the Superior Court to make a decision, and therefore remanded the case back to the Coastal Zone Board to address the deficiency in the record. Specifically, the Superior Court directed the Coastal Zone Board to address any evidence concerning whether the appellants’ claimed injuries would be affected by the increased quantity of ethanol shipments. During the hearing before the Coastal Zone Board on standing, one of the appellants’ witnesses made a reference to the flammability of ethanol, without any indication of the significance of flammability/explosivity to specific concerns. Moreover, the appellants did not introduce at hearing any evidence of the relative flammability of ethanol as compared to other materials shipped to and from the refinery. However, the sole dissenting opinion from the Coastal Zone Board focused on the flammability/explosivity issue, alleging that the appellants’ testimony raised the issue as a distinct basis for potential harms. Once the Coastal Zone Board responds to the remand, it will go back to the Superior Court to complete its analysis and issue a decision.

At the time we acquired the Toledo refinery, the EPA had initiated an investigation into the compliance of the refinery with EPA standards governing flaring pursuant to Section 114 of the Clean Air Act. On February 1, 2013, the EPA issued an Amended Notice of Violation, and on September 20, 2013, the EPA issued a Notice of Violation and a Finding of Violation to Toledo Refining, alleging certain violations of the Clean Air Act at its Plant 4 and Plant 9 flares since the acquisition of the refinery on March 1, 2011. Toledo Refining and EPA subsequently entered into tolling agreements pending settlement discussions. Although the resolution has not been finalized, the civil administrative penalty is anticipated to be approximately $645,000, including supplemental environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to us.

In connection with the acquisition of the Torrance refinery and related logistics assets, we assumed certain pre-existing environmental liabilities totaling $136.5 million as of December 31, 2017 ($142.5 million as of December 31, 2016), related to certain environmental remediation obligations to address existing soil and groundwater contamination and monitoring and other clean-up activities, which reflects the current estimated cost of the remediation obligations. In addition, in connection with the acquisition of the Torrance refinery and related logistics assets, we purchased a ten year, $100.0 million environmental insurance policy to insure against unknown environmental liabilities. Furthermore, in connection with the acquisition, we assumed responsibility for certain specified environmental matters that occurred prior to our ownership of the refinery and the logistic assets, including specified incidents and/or notices of violations (“NOVs”) issued by regulatory agencies in various years before our ownership, including the Southern California Air Quality Management District (“SCAQMD”) and the Division of Occupational Safety and Health of the State of California (“Cal/OSHA”).

Additionally, subsequent to the acquisition, further NOVs were issued by the SCAQMD, Cal/OSHA, the City of Torrance and the City of Torrance Fire Department related to alleged operational violations, emission discharges and/or flaring incidents at the refinery and the logistics assets both before and after our acquisition. In addition, subsequent to the acquisition, EPA and the California Department of Toxic Substances Control (“DTSC”) conducted inspections related to Torrance operations and issued preliminary findings related to potential operational violations. On March 1, 2018, we received a notice of intent to sue from Environmental Integrity Project, on behalf of Environment California, under the Resource Conservation and Recovery Act with respect to the alleged violations from EPA’s and DTSC’s inspections. On March 2, 2018, DTSC issued an order to correct alleged violations relating to the accumulation of oil bearing materials. No settlement or penalty demands have been received to date with respect to any of the NOVs, preliminary findings or order that are in excess of $100,000. As the ultimate outcomes are uncertain, we cannot currently estimate the final amount or timing of their resolution. It is reasonably possible that SCAQMD, Cal/OSHA, the City of Torrance, EPA and/or DTSC will assess penalties in excess of $100,000, but any such amount is not expected to have a material impact on our financial position, results of operations or cash flows, individually or in the aggregate.

In connection with the PBFX Plains Asset Purchase (as defined in Note 4 “Acquisitions” to our consolidated financial statements included elsewhere in this prospectus), PBFX is responsible for the environmental remediation costs for conditions that existed on the closing date up to a maximum of $250,000 per year for 10 years, with Plains All American Pipeline, L.P. remaining responsible for any and all additional costs above such amounts during such period. The recorded environmental liability associated with the PBFX Plains Asset Purchase as of December 31, 2017 and December 31, 2016 was $1.9 million and $2.2 million, respectively.

Applicable Federal and State Regulatory Requirements

Our operations and many of the products we manufacture are subject to certain specific requirements of the Clean Air Act (the “CAA”) and related state and local regulations. The CAA contains provisions that require capital expenditures for the installation of certain air pollution control devices at our refineries. Subsequent rule making authorized by the CAA or similar laws or new agency interpretations of existing rules, may necessitate additional expenditures in future years.

In 2010, New York State adopted a Low-Sulfur Heating Oil mandate that, beginning July 1, 2012, requires all heating oil sold in New York State to contain no more than 15 parts per million (“PPM”) sulfur. Since July 1, 2012, other states in the Northeast market began requiring heating oil sold in their state to contain no more than 15 PPM sulfur. Currently, all of the Northeastern states and Washington DC have adopted sulfur controls on heating oil. Most of the Northeastern states will now require heating oil with 15 PPM or less sulfur by July 1, 2018 (except for Pennsylvania and Maryland - where less than 500 PPM sulfur is required). All of the heating oil we currently produce meets these specifications. The mandate and other requirements do not currently have a material impact on our financial position, results of operations or cash flows.

The EPA issued the final Tier 3 Gasoline standards on March 3, 2014 under the CAA. This final rule establishes more stringent vehicle emission standards and further reduces the sulfur content of gasoline starting in January of 2017. The new standard is set at 10 PPM sulfur in gasoline on an annual average basis starting January 1, 2017, with a credit trading program to provide compliance flexibility. The EPA responded to industry comments on the proposed rule and maintained the per gallon sulfur cap on gasoline at the existing 80 PPM cap. The refineries are complying with these new requirements as planned, either directly or using flexibility provided by sulfur credits generated or purchased in advance as an economic optimization. The standards set by the new rule are not expected to have a material impact on our financial position, results of operations or cash flows.

In November 2017, the EPA issued final 2018 RFS standards that will slightly increase renewable volume standards from final 2017 levels. It is not clear that renewable fuel producers will be able to produce the volumes of these fuels required for blending in accordance with the 2018 standards. Despite decreasing 7% in comparison to 2017, the final 2018 cellulosic standard is still set at approximately 125% of the 2016 standard. It is likely that cellulosic RIN production will be lower than needed forcing obligated parties, such as us, to purchase cellulosic “waiver credits” to comply in 2018 (the waiver credit option by regulation is only available for the cellulosic standard). The advanced and total Renewable Identification Numbers (“RINs”) requirements were kept relatively flat in comparison to 2017, but remain 19% and 7% higher than final 2016 levels. Production of advanced RINs has been below what is needed for compliance in 2017 and obligated parties, such as us, will likely continue to rely on the nesting feature of the biodiesel RIN to comply with the advanced standard in 2018. Consistent with 2017, compliance in 2018 will likely rely on obligated parties drawing down the supply of excess RINs collectively known as the “RIN bank” and could tighten the RIN market potentially raising RIN prices further. While a proposal to change the point of obligation under the RFS program to the “blender” of renewable fuels was denied by the EPA in November of 2017, the issue continues to receive attention from lawmakers, industry groups, and the current presidential administration, which may result in necessary changes to the RFS program in the future and provide relief to us and other downstream refiners that continue to feel the burden of increased costs to comply with RFS.

In addition, on December 1, 2015 the EPA finalized revisions to an existing air regulation concerning Maximum Achievable Control Technologies (“MACT”) for Petroleum Refineries. The regulation requires additional continuous monitoring systems for eligible process safety valves relieving to atmosphere, minimum flare gas heat (Btu) content, and delayed coke drum vent controls to be installed by January 30, 2019. In addition, a program for ambient fence line monitoring for benzene was implemented prior to the deadline of January 30, 2018. We are in the process of implementing the requirements of this regulation. The regulation is not expected to have a material impact on our financial position, results of operations or cash flows.

The EPA published a Final Rule to the Clean Water Act (“CWA”) Section 316(b) in August 2014 regarding cooling water intake structures, which includes requirements for petroleum refineries. The purpose of this rule is to prevent fish from being trapped against cooling water intake screens (impingement) and to prevent fish from being drawn through cooling water systems (entrainment). Facilities will be required to implement Best Technology Available (“BTA”) as soon as possible, but state agencies have the discretion to establish implementation time lines. We continue to evaluate the impact of this regulation, and at this time do not anticipate it having a material impact on our financial position, results of operations or cash flows.

As a result of the Torrance Acquisition, we are subject to greenhouse gas emission control regulations in the state of California pursuant to Assembly Bill 32 (“AB32”). AB32 imposes a statewide cap on greenhouse gas emissions, including emissions from transportation fuels, with the aim of returning the state to 1990 emission levels by 2020. AB32 is implemented through two market mechanisms including the Low Carbon Fuel Standard (“LCFS”) and Cap and Trade, which was extended for an additional 10 years to 2030 in July 2017. We are responsible for the AB32 obligations related to the Torrance refinery beginning on July 1, 2016 and must purchase emission credits to comply with these obligations. Additionally, in September 2016, the state of California enacted Senate Bill 32 (“SB32”) which further reduces greenhouse gas emissions targets to 40 percent below 1990 levels by 2030.

However, subsequent to the acquisition, we are recovering the majority of these costs from our customers, and as such do not expect this obligation to materially impact our financial position, results of operations, or cash flows. To the degree there are unfavorable changes to AB32 or SB32 regulations or we are unable to recover such compliance costs from customers, these regulations could have a material adverse effect on our financial position, results of operations and cash flows.

We are subject to obligations to purchase RINs required to comply with the RFS. On February 15, 2017, we received another notification that EPA records indicated that PBF Holding used potentially invalid RINs that were in fact verified under the EPA’s RIN Quality Assurance Program (“QAP”) by an independent auditor as QAP A RINs. Under the regulations, use of potentially invalid QAP A RINs provided the user with an affirmative defense from civil penalties provided certain conditions are met. We have asserted the affirmative defense and if accepted by the EPA will not be required to replace these RINs and will not be subject to civil penalties under the program. It is reasonably possible that the EPA will not accept our defense and may assess penalties in these matters but any such amount is not expected to have a material impact on our financial position, results of operations or cash flows.

As of January 1, 2011, we are required to comply with the EPA’s Control of Hazardous Air Pollutants From Mobile Sources, or MSAT2, regulations on gasoline that impose reductions in the benzene content of our produced gasoline. We purchase benzene credits to meet these requirements. Our planned capital projects will reduce the amount of benzene credits that we need to purchase. In addition, the renewable fuel standards mandate the blending of prescribed percentages of renewable fuels (e.g., ethanol and biofuels) into our produced gasoline and diesel. These new requirements, other requirements of the CAA and other presently existing or future environmental regulations may cause us to make substantial capital expenditures as well as the purchase of credits at significant cost, to enable our refineries to produce products that meet applicable requirements.

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as “Superfund,” imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for investigation and the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. As discussed more fully above, certain of our sites are subject to these laws and we may be held liable for investigation and remediation costs or claims for natural resource damages. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In our current normal operations, we have generated waste, some of which falls within the statutory definition of a “hazardous substance” and some of which may have been disposed of at sites that may require cleanup under Superfund.

As is the case with all companies engaged in industries similar to ours, we face potential exposure to future claims and lawsuits involving environmental matters. These matters include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed of.

Current and future environmental regulations are expected to require additional expenditures, including expenditures for investigation and remediation, which may be significant, at our refineries and at our other facilities. To the extent that future expenditures for these purposes are material and can be reasonably determined, these costs are disclosed and accrued.

Our operations are also subject to various laws and regulations relating to occupational health and safety. We maintain safety training and maintenance programs as part of our ongoing efforts to ensure compliance with applicable laws and regulations. Compliance with applicable health and safety laws and regulations has required and continues to require substantial expenditures.

We cannot predict what additional health, safety and environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Compliance with more stringent laws or regulations or adverse changes in the interpretation of existing requirements or discovery of new information such as unknown contamination could have an adverse effect on the financial position and the results of our operations and could require substantial expenditures for the installation and operation of systems and equipment that we do not currently possess.

Legal Proceedings

On July 24, 2013, the Delaware Department of Natural Resources and Environmental Control (“DNREC”) issued a Notice of Administrative Penalty Assessment and Secretary’s Order to Delaware City Refining for alleged air emission violations that occurred during the re-start of the refinery in 2011 and subsequent to the re-start. The penalty assessment seeks $460,200 in penalties and $69,030 in cost recovery for DNREC’s expenses associated with investigation of the incidents. We dispute the amount of the penalty assessment and allegations made in the order, and are in discussions with DNREC to resolve the assessment. It is possible that DNREC will assess a penalty in this matter but any such amount is not expected to be material to us.

At the time we acquired the Chalmette refinery it was subject to a Consolidated Compliance Order and Notice of Potential Penalty (the “Order”) issued by the Louisiana Department of Environmental Quality (“LDEQ”) covering deviations from 2009 and 2010. Chalmette Refining and LDEQ subsequently entered into a dispute resolution agreement to negotiate the resolution of deviations inside and outside the periods covered by the Order. Although a settlement agreement has not been finalized, the administrative penalty is anticipated to be approximately $741,000, including beneficial environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to us.

The Delaware City refinery is appealing a Notice of Penalty Assessment and Secretary’s Order issued in March 2017, including a $150,000 fine, alleging violation of a 2013 Secretary’s Order authorizing crude oil shipment by barge. DNREC determined that the Delaware City refinery had violated the order by failing to make timely and full disclosure to DNREC about the nature and extent of those shipments, and had misrepresented the number of shipments that went to other facilities. The Penalty Assessment and Secretary’s Order conclude that the 2013 Secretary’s Order was violated by the refinery by shipping crude oil from the Delaware City terminal to three locations other than the Paulsboro refinery, on 15 days in 2014, making a total of 17 separate barge shipments containing approximately 35.7 million gallons of crude oil in total. On April 28, 2017, the Delaware City refinery appealed the Notice of Penalty Assessment and Secretary’s Order. On March 5, 2018, Notice of Penalty Assessment was settled by DNREC, the Delaware Attorney General and Delaware City refinery for $100,000. The Delaware City refinery made no admissions with respect to the alleged violations and agreed to request a Coastal Zone Act status decision prior to making crude oil shipments to destinations other than Paulsboro.

On December 28, 2016, DNREC issued the Ethanol Permit to DCR allowing the utilization of existing tanks and existing marine loading equipment at their existing facilities to enable denatured ethanol to be loaded from storage tanks to marine vessels and shipped to offsite facilities. On January 13, 2017, the issuance of the Ethanol Permit was appealed by two environmental groups. On February 27, 2017, the Coastal Zone Board held a public hearing and dismissed the appeal, determining that the appellants did not have standing. The appellants filed an appeal of the Coastal Zone Board’s decision with the Superior Court on March 30, 2017. On January 19, 2018, the Superior Court rendered an Opinion regarding the decision of the Coastal Zone Board to dismiss the appeal of the Ethanol Permit for the ethanol project. The judge determined that the record created by the Coastal Zone Board was insufficient for the Superior Court to make a decision, and therefore remanded the case back to the Coastal Zone Board to address the deficiency in the record. Specifically, the Superior Court directed the Coastal Zone Board to address any evidence concerning whether the appellants’ claimed injuries would be affected by the increased quantity of ethanol shipments. During the hearing before the Coastal Zone Board on standing, one of the appellants’ witnesses made a reference to the flammability of ethanol, without any indication of the significance of flammability/explosivity to specific concerns. Moreover, the appellants did not introduce at hearing any evidence of the relative flammability of ethanol as compared to other materials shipped to and from the refinery. However, the sole dissenting opinion from the Coastal Zone Board focused on the flammability/explosivity issue, alleging that the appellants’ testimony raised the issue as a distinct basis for potential harms. Once the Coastal Zone Board responds to the remand, it will go back to the Superior Court to complete its analysis and issue a decision.

At the time we acquired the Toledo refinery, the EPA had initiated an investigation into the compliance of the refinery with EPA standards governing flaring pursuant to Section 114 of the Clean Air Act. On February 1, 2013, the EPA issued an Amended Notice of Violation, and on September 20, 2013, the EPA issued a Notice of Violation and Finding of Violation to Toledo Refining, alleging certain violations of the Clean Air Act at its Plant 4 and Plant 9 flares since the acquisition of the refinery on March 1, 2011. Toledo Refining and the EPA subsequently entered into tolling agreements pending settlement discussions. Although the resolution has not been finalized, the civil administrative penalty is anticipated to be approximately $645,000, including supplemental environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to us.

In connection with the acquisition of the Torrance refinery and related logistics assets, we assumed certain pre-existing environmental liabilities related to certain environmental remediation obligations to address existing soil and groundwater contamination and monitoring activities, which reflect the estimated cost of the remediation obligations. In addition, in connection with the acquisition of the Torrance refinery and related logistics assets, we purchased a ten year, $100.0 million environmental insurance policy to insure against unknown environmental liabilities. Furthermore, in connection with the acquisition, we assumed responsibility for certain specified environmental matters that occurred prior to our ownership of the refinery and logistics assets, including specified incidents and/or NOVs issued by regulatory agencies in various years before our ownership, including the SCAQMD and Cal/OSHA. Following the closing of the acquisition, further NOVs were issued by the SCAQMD, Cal/OSHA, the City of Torrance and the City of Torrance Fire Department related to alleged operational violations, emission discharges and/or flaring incidents at the refinery and the logistics assets both before and after our acquisition. In addition, subsequent to the acquisition, EPA and the DTSC conducted inspections related to Torrance operations and issued preliminary findings related to potential operational violations. On March 1, 2018, we received a notice of intent to sue from Environmental Integrity Project, on behalf of Environment California, under the Resource Conservation and Recovery Act with respect to the alleged violations from EPA’s and DTSC’s inspections. On March 2, 2018, DTSC issued an order to correct alleged violations relating to the accumulation of oil bearing materials. No settlement or penalty demands have been received to date with respect to any of the NOVs, preliminary findings, or order that are in excess of $100,000. As the ultimate outcomes are uncertain, we cannot currently estimate the final amount or timing of their resolution. It is reasonably possible that SCAQMD, Cal/OSHA, the City of Torrance, EPA and/or DTSC will assess penalties in excess of $100,000, but any such amount is not expected to have a material impact on our financial position, results of operations or cash flows, individually or in the aggregate.

On September 2, 2011, prior to our ownership of the Chalmette refinery, the plaintiff in Vincent Caruso, et al. v. Chalmette Refining, L.L.C., filed an action on behalf of himself and potentially several thousand other Louisiana residents who live or own property in St. Bernard Parish and Orleans Parish and whose property was allegedly contaminated and who allegedly suffered any property damages and clean-up costs as a result of an emission of spent catalyst from the Chalmette refinery on September 6, 2010. Plaintiffs claim to have suffered injuries, symptoms, and property damage as a result of the release, although the trial court has limited recovery to property damages and clean-up expenses. Plaintiffs seek to recover unspecified damages, interest and costs. In 2016, there was a mini-trial for four plaintiffs for property damage relating to home and vehicle cleaning and the trial court rendered judgment awarding damages related to the cost for home cleaning and vehicle cleaning to the four plaintiffs. The trial court found Chalmette Refining and co-defendant Eaton Corporation (“Eaton”), to be solidarily liable for the damages. Chalmette Refining and Eaton filed an appeal in August 2016 of the judgment on the mini-trial and on June 28, 2017, the appellate court unanimously reversed the judgment awarding damages to the plaintiffs. On July 12, 2017, the plaintiffs filed for a rehearing of the appellate court judgment, which was denied on July 31, 2017. As a result of the appellate court’s judgment, the potential amount of the claims is not determinable. Depending upon the ultimate class size and the nature of the claims, the outcome may have a material adverse effect on our financial position, results of operations, or cash flows.

On December 5, 1990, prior to our ownership of the Chalmette refinery, the plaintiff in Adam Thomas, et al. v. Exxon Mobil Corporation and Chalmette Refining, L.L.C., filed an action on behalf of himself and potentially thousands of other individuals in St. Bernard Parish and Plaquemines Parish who were allegedly exposed to hydrogen sulfide and sulfur dioxide as a result of more than 100 separate flaring events that occurred between 1989 and 2007. This litigation is proceeding as a mass action with individually named plaintiffs as a result of a 2008 trial court decision, affirmed by the court of appeals, that denied class certification. The Plaintiffs claim to have suffered physical injuries, property damage, and other damages as a result of the releases. Plaintiffs seek to recover unspecified compensatory and punitive damages, interest, and costs. The state trial court has scheduled a mini-trial of up to 10 plaintiffs in May 2018, relating to 5 separate flaring events that occurred between 2002 and 2007. Because of the number of potential claimants is unknown and the differing events underlying the claims, the potential amount of the claims is not determinable. It is possible that an adverse outcome may have a material adverse effect on our financial position, results of operations, or cash flows.

On February 17, 2017, in Arnold Goldstein, et al. v. Exxon Mobil Corporation, et al., we and PBF Energy Company LLC, and our subsidiaries, PBF Energy Western Region LLC and Torrance Refining Company LLC and the manager of our Torrance refinery along with Exxon Mobil Corporation were named as defendants in a class action and representative action complaint filed on behalf of Arnold Goldstein, John Covas, Gisela Janette La Bella and others similarly situated. The complaint was filed in the Superior Court of the State of California, County of Los Angeles and alleges negligence, strict liability, ultrahazardous activity, a continuing private nuisance, a permanent private nuisance, a continuing public nuisance, a permanent public nuisance and trespass resulting from the February 18, 2015 electrostatic precipitator (“ESP”) explosion at the Torrance Refinery which was then owned and operated by Exxon. The operation of the Torrance Refinery by the PBF entities subsequent to our acquisition in July 2016 is also referenced in the complaint. To the extent that plaintiffs’ claims relate to the ESP explosion, Exxon has retained responsibility for any liabilities that would arise from the lawsuit pursuant to the agreement relating to the acquisition of the Torrance Refinery. This matter is in the initial stages of discovery and we cannot currently estimate the amount or the timing of its resolution. We presently believe the outcome will not have a material impact on our financial position, results of operations or cash flows.

We are subject to obligations to purchase RINs. On February 15, 2017, we received notification that EPA records indicated that PBF Holding used potentially invalid RINs that were in fact verified under the EPA’s RIN Quality Assurance Program (“QAP”) by an independent auditor as QAP A RINs. Under the regulations use of potentially invalid QAP A RINs provided the user with an affirmative defense from civil penalties provided certain conditions are met. We have asserted the affirmative defense and if accepted by the EPA will not be required to replace these RINs and will not be subject to civil penalties under the program. It is reasonably possible that the EPA will not accept our defense and may assess penalties in these matters but any such amount is not expected to have a material impact on our financial position, results of operations or cash flows.

As of January 1, 2011, we are required to comply with the EPA’s Control of Hazardous Air Pollutants From Mobile Sources, or MSAT2, regulations on gasoline that impose reductions in the benzene content of our produced gasoline. We purchase benzene credits to meet these requirements. Our planned capital projects will reduce the amount of benzene credits that we need to purchase. In addition, the renewable fuel standards mandate the blending of prescribed percentages of renewable fuels (e.g., ethanol and biofuels) into our produced gasoline and diesel. These new requirements, other requirements of the CAA and other presently existing or future environmental 25 regulations may cause us to make substantial capital expenditures as well as the purchase of credits at significant cost, to enable our refineries to produce products that meet applicable requirements.

CERCLA, also known as “Superfund,” imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for investigation and the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. As discussed more fully above, certain of our sites are subject to these laws and we may be held liable for investigation and remediation costs or claims for natural resource damages. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In our current normal operations, we have generated waste, some of which falls within the statutory definition of a “hazardous substance” and some of which may have been disposed of at sites that may require cleanup under Superfund.

GLOSSARY OF SELECTED TERMS

Unless otherwise noted or indicated by context, the following terms used in this section of the prospectus have the following meanings:

“AB 32” refers to the greenhouse gas emission control regulations in the state of California to comply with Assembly Bill 32.

“ASCI” refers to the Argus Sour Crude Index, a pricing index used to approximate market prices for sour, heavy crude oil.

“Bakken” refers to both a crude oil production region generally covering North Dakota, Montana and Western Canada, and the crude oil that is produced in that region.

“barrel” refers to a common unit of measure in the oil industry, which equates to 42 gallons.

“blendstocks” refers to various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

“bpd” refers to an abbreviation for barrels per day.

“CAA” refers to the Clean Air Act.

“CAM Pipeline” or “CAM Connection Pipeline” refers to the Clovelly-Alliance-Meraux pipeline in Louisiana.

“CARB” refers to the California Air Resources Board; gasoline and diesel fuel sold in the state of California are regulated by CARB and require stricter quality and emissions reduction performance than required by other states.

“catalyst” refers to a substance that alters, accelerates, or instigates chemical changes, but is not produced as a product of the refining process.

“coke” refers to a coal-like substance that is produced from heavier crude oil fractions during the refining process.

“complexity” refers to the number, type and capacity of processing units at a refinery, measured by the Nelson Complexity Index, which is often used as a measure of a refinery’s ability to process lower quality crude in an economic manner.

“crack spread” refers to a simplified calculation that measures the difference between the price for light products and crude oil. For example, we reference (a) the 2-1-1 crack spread, which is a general industry standard utilized by our Delaware City and Chalmette refineries that approximates the per barrel refining margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of heating oil or ULSD, and (b) the 4-3-1 crack spread, which is a benchmark utilized by our Toledo and Torrance refineries that approximates the per barrel refining margin resulting from processing four barrels of crude oil to produce three barrels of gasoline and one-half barrel of jet fuel and one-half barrel of ULSD.

“Dated Brent” refers to Brent blend oil (a light, sweet North Sea crude oil, characterized by an API gravity of 38° and a sulfur content of approximately 0.4 weight percent) that is used as a benchmark for other crude oils.

“DNREC” refers to the Delaware Department of Natural Resources and Environmental Control.

“distillates” refers primarily to diesel, heating oil, kerosene and jet fuel.

“downstream” refers to the downstream sector of the energy industry generally describing oil refineries, marketing and distribution companies that refine crude oil and sell and distribute refined products. The opposite of the downstream sector is the upstream sector, which refers to exploration and production companies that search for and/or produce crude oil and natural gas underground or through drilling or exploratory wells.

“EPA” refers to the United States Environmental Protection Agency.

“Ethanol Permit” refers to a Coastal Zone Act permit for ethanol.

“ethanol” refers to a clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops. It is used in the United States as a gasoline octane enhancer and oxygenate.

“feedstocks” refers to crude oil and partially refined petroleum products that are processed and blended into refined products.

“FASB” refers to the Financial Accounting Standards Board which develops U.S. generally accepted accounting principles.

“FCC” refers to fluid catalytic cracking.

“FCU” refers to fluid coking unit.

“FERC” refers to the Federal Energy Regulatory Commission.

“GAAP” refers to U.S. generally accepted accounting principles developed by the Financial Accounting Standards Board for nongovernmental entities.

“GHG” refers to the greenhouse gas carbon dioxide.

“Group I base oils or lubricants” refers to conventionally refined products characterized by a sulfur content less than 0.03% with a viscosity index between 80 and 120. Typically, these products are used in a variety of automotive and industrial applications.

“heavy crude oil” refers to a relatively inexpensive crude oil with a low API gravity characterized by high relative density and viscosity. Heavy crude oils require greater levels of processing to produce high value products such as gasoline and diesel.

“IDRs” refers to incentive distribution rights.

“J. Aron” refers to J. Aron & Company, a subsidiary of The Goldman Sachs Group, Inc.

“KV” refers to Kilovolts.

“LCM” refers to a GAAP requirement for inventory to be valued at the lower of cost or market.

“light crude oil” refers to a relatively expensive crude oil with a high API gravity characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel.

“light products” refers to the group of refined products with lower boiling temperatures, including gasoline and distillates.

“light-heavy differential” refers to the price difference between light crude oil and heavy crude oil.

“LLS” refers to Light Louisiana Sweet benchmark for crude oil reflective of Gulf coast economics for light sweet domestic and foreign crudes.

“LPG” refers to liquefied petroleum gas.

“Maya” refers to Maya crude oil, a heavy, sour crude oil characterized by an API gravity of approximately 22° and a sulfur content of approximately 3.3 weight percent that is used as a benchmark for other heavy crude oils.

“MLP” refers to master limited partnership.

“MMbbls” refers to an abbreviation for million barrels.

“MMBTU” refers to million British thermal units.

“MMSCFD” refers to million standard cubic feet per day.

“MOEM Pipeline” refers to a pipeline that originates at a terminal in Empire, Louisiana approximately 30 miles north of the mouth of the Mississippi River. The MOEM Pipeline is 14 inches in diameter, 54 miles long and transports crude from South Louisiana to the Chalmette refinery and transports Heavy Louisiana Sweet (HLS) and South Louisiana Intermediate (SLI) crude.

“MSCG” refers to Morgan Stanley Capital Group Inc.

“MW” refers to Megawatt.

“Nelson Complexity Index” refers to the complexity of an oil refinery as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery’s complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput.

“NYH” refers to the New York Harbor market value of petroleum products.

“NYMEX” refers to the New York Mercantile Exchange.

“NYSE” refers to the New York Stock Exchange.

“PADD” refers to Petroleum Administration for Defense Districts.

“PBF Energy IPO” refers to the initial public offering of PBF Energy’s Class A common stock which closed on December 18, 2012.

“Platts” refers to Platts, a division of The McGraw-Hill Companies.

“PPM” refers to parts per million.

“RINS” refers to renewable fuel credits required for compliance with the Renewable Fuels Standard.

“refined products” refers to petroleum products, such as gasoline, diesel and jet fuel, that are produced by a refinery.

“sour crude oil” refers to a crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

“Saudi Aramco” refers to Saudi Arabian Oil Company.

“SEC” refers to the United States Securities and Exchange Commission.

“Sunoco” refers to Sunoco, LLC.

“sweet crude oil” refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur than sour crude oil. Sweet crude oil is typically more expensive than sour crude oil.

“Syncrude” refers to a blend of Canadian synthetic oil, a light, sweet crude oil, typically characterized by an API gravity between 30° and 32° and a sulfur content of approximately 0.1-0.2 weight percent.

“TCJA” refers to the U.S. government comprehensive tax legislation enacted on December 22, 2017 and commonly referred to as the Tax Cuts and Jobs Act, or TCJA.

“throughput” refers to the volume processed through a unit or refinery.

“turnaround” refers to a periodically required shutdown and comprehensive maintenance event to refurbish and maintain a refinery unit or units that involves the inspection of such units and occurs generally on a periodic cycle.

“ULSD” refers to ultra-low-sulfur diesel.

“Valero” refers to Valero Energy Corporation.

“WCS” refers to Western Canadian Select, a heavy, sour crude oil blend typically characterized by API gravity between 20° and 22° and a sulfur content of approximately 3.5 weight percent that is used as a benchmark for heavy Western Canadian crude oil.

“WTI” refers to West Texas Intermediate crude oil, a light, sweet crude oil, typically characterized by API gravity between 38° and 40° and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils.

“WTS” refers to West Texas Sour crude oil, a sour crude oil characterized by an API gravity between 30° and 33° and a sulfur content of approximately 1.28 weight percent that is used as a benchmark for other sour crude oils.

“yield” refers to the percentage of refined products that is produced from crude oil and other feedstocks.

MANAGEMENT OF PBF LLC

PBF Energy is our sole managing member and operates and controls all of our business and affairs. The following table sets forth certain information regarding our and PBF Energy’s current executive officers as of December 31, 2017.

Name	Age	Position
Thomas J. Nimbley	66	Chief Executive Officer and Chairman of the Board of Directors
Matthew C. Lucey	44	President
C. Erik Young	40	Senior Vice President, Chief Financial Officer
Trecia M. Canty	48	Senior Vice President, General Counsel
T. Paul Davis	55	Senior Vice President, Western Region
Thomas L. O’Connor	45	Senior Vice President, Commercial
Herman Seedorf	66	Senior Vice President of Refining

Thomas J. Nimbley has served as the Chairman of the Board of Directors of PBF Energy since July 2016 and prior to that as a director since October 2014 and on the Board of Directors of PBF Energy since October 2012 and during the period from April 2010 to January 2011. He has served as our and PBF Energy’s Chief Executive Officer since June 2010 and was our Executive Vice President, Chief Operating Officer from March 2010 through June 2010. In his capacity as our Chief Executive Officer, Mr. Nimbley also serves as a director and the Chief Executive Officer of certain of PBF Energy’s subsidiaries and our affiliates, including Chairman of the Board of PBF GP. Prior thereto, Mr. Nimbley served as a Principal for Nimbley Consultants LLC from June 2005 to March 2010, where he provided consulting services and assisted on the acquisition of two refineries. He previously served as Senior Vice President and head of Refining for Phillips Petroleum Company (“Phillips”) and subsequently Senior Vice President and head of Refining for ConocoPhillips (“ConocoPhillips”) domestic refining system (13 locations) following the merger of Phillips and Conoco Inc. Before joining Phillips at the time of its acquisition of Tosco Corporation (“Tosco”) in September 2001, Mr. Nimbley served in various positions with Tosco and its subsidiaries starting in April 1993.

Matthew C. Lucey has served as PBF Energy’s and our President since January 2015 and was PBF Energy’s and our Executive Vice President from April 2014 to December 2014. Mr. Lucey served as PBF Energy’s and our Senior Vice President, Chief Financial Officer from April 2010 to March 2014. Mr. Lucey joined us as our Vice President, Finance in April 2008. Mr. Lucey has also served as one of PBF Energy’s directors since joining us. Mr. Lucey is also a director of certain of PBF Energy’s subsidiaries including PBF GP. Prior thereto, Mr. Lucey served as a Managing Director of M.E. Zukerman & Co., a New York-based private equity firm specializing in several sectors of the broader energy industry, from 2001 to 2008. While at M.E. Zukerman & Co., Mr. Lucey participated in all aspects of the firm’s energy investment activities and served on the Management Committee of Penreco, a manufacturer of specialty petroleum products; Cortez Pipeline Company, a 500 mile CO2 pipeline; and Venture Coke Company, a merchant petroleum coke calciner. Before joining M.E. Zukerman & Co., Mr. Lucey spent six years in the banking industry.

C. Erik Young has served as PBF Energy’s and our Senior Vice President and Chief Financial Officer since April 2014 after joining us in December 2010 as Director, Strategic Planning where he was responsible for both corporate development and capital markets initiatives. Mr. Young is also a director of certain of PBF Energy’s subsidiaries, including PBF GP. Prior to joining the Company, Mr. Young spent eleven years in corporate finance, strategic planning and mergers and acquisitions roles across a variety of industries. He began his career in investment banking before joining J.F. Lehman & Company, a private equity investment firm, in 2001.

Trecia M. Canty has served as PBF Energy’s and our Senior Vice President, General Counsel and Secretary since September 2015. In her role, Ms. Canty is responsible for the Legal Department and Contracts Administration. Previously, Ms. Canty has named Vice President, Senior Deputy General Counsel and Assistant Secretary in October 2014 and led our commercial and finance legal operations since joining us in November

2012. Prior to joining us, Ms. Canty served as Associate General Counsel, Corporate and Assistant Secretary of Southwestern Energy Company, where her responsibilities included finance and mergers and acquisitions, securities and corporate compliance and corporate governance. She also provided legal support to the midstream marketing and logistics businesses. Prior to joining Southwestern Energy Company in 2004, Ms. Canty was an associate with Cleary, Gottlieb, Steen & Hamilton.

T. Paul Davis serves as PBF Energy’s and our President, Western Region since September 2017. Mr. Davis joined us in April 2012 and, had been head of our commercial operations related to crude oil and refinery feedstock sourcing since May of 2013 and, from January 2015 to September 2015, served as our Co-Head of Commercial. Previously, Mr. Davis was responsible for managing the U.S. clean products commercial operations for Hess Energy Trading Company (“HETCO”) from 2006 to 2012. Prior to that, Mr. Davis was responsible for Premcor’s U.S. Midwest clean products disposition group. Mr. Davis has over 29 years of experience in commercial operations in crude oil and refined products, including 16 years with the ExxonMobil Corporation in various operational and commercial positions, including sourcing refinery feedstocks and crude oil and the disposition of refined petroleum products, as well as optimization roles within refineries.

Thomas L. O’Connor serves as PBF Energy’s and our head of commercial activities since September 2015. Mr. O’Connor joined the Company as Senior Vice President in September 2014 with responsibility for business development and growing the business of PBFX, and from January 2015 to September 2015 served as PBF Energy’s and our Co-Head of commercial activities. Prior to joining us, Mr. O’Connor worked at Morgan Stanley since 2000 in various positions, most recently as a Managing Director and Global Head of Crude Oil Trading and Global Co-Head of Oil Flow Trading. Prior to joining Morgan Stanley, Mr. O’Connor worked for Tosco from 1995 to 2000 in the Atlantic Basin Fuel Oil and Feedstocks group.

Herman Seedorf serves as PBF Energy’s and our Senior Vice President of Refining. Mr. Seedorf originally joined us in February of 2011 as the Delaware City Refinery Plant Manager and became Senior Vice President, Eastern Region Refining, in September of 2013. Prior to 2011, Mr. Seedorf served as the refinery manager of the Wood River Refinery in Roxana, Illinois, and also as an officer of the joint venture between ConocoPhillips and Cenovus Energy Inc. Mr. Seedorf’s oversight responsibilities included the development and execution of the multi-billion dollar upgrade project which enabled the expanded processing of Canadian crude oils. He also served as the refinery manager of the Bayway Refinery in Linden, New Jersey for four years during the time period that it was an asset of Tosco. Mr. Seedorf began his career in the petroleum industry with Exxon Corporation (“Exxon”) in 1980. His assignments with Exxon included the trading of international crude oils and a number of managerial assignments at the Baytown Refinery in Texas.

Board of Directors Composition

PBF Energy is our sole managing member and operates and controls all of our business and affairs. PBF Energy’s board of directors currently has nine members, eight of whom are independent directors and one of whom is Mr. Nimbley.

Members of the board of directors of PBF Energy will be elected at PBF Energy’s annual meeting of stockholders to serve for a term of one year or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office. Each election of directors will be by plurality vote of the stockholders.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocking relationships. None of the members of the Compensation Committee of PBF Energy has served as an officer or employee of PBF Energy or PBF LLC or had any relationship requiring disclosure under Item 404 of Regulation S-K, which addresses related person transactions.

Corporate Governance Principles and Board Matters

PBF Energy has adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at www.pbfenergy.com under the heading “Investors”. Any amendments to the Code of Business Conduct and Ethics or any grant of a waiver from the provisions of the Code of Business Conduct and Ethics requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on such website.

RISK ASSESSMENT OF COMPENSATION PROGRAMS

Total compensation for the employees that are not represented by a union (“non-represented employees”) is structured similarly to that for the named executive officers and consists of cash compensation in the form of a base salary and eligibility for an annual bonus under the annual Cash Incentive Plan (as described below); and retirement, health and welfare benefits. Certain non-represented employees, like the named executive officers, are eligible for equity incentive compensation under the 2017 Equity Incentive Plan at the discretion of the Board of Directors of PBF Energy as described below.

PBF Energy believes that its incentive compensation programs effectively balance risk and reward. When assessing risk, PBF Energy considers base salary, the mix of award opportunities (i.e., short- vs. long-term), performance targets and metrics, the target-setting process, and the administration and governance associated with the plans. For the named executive officers and other senior management, equity incentive compensation is designed to be a substantial part of their total compensation while the compensation for most of the employees is weighted towards salary and annual cash incentives. The non-represented employees participate in an annual program pursuant to which awards are given based upon the achievement of specific performance objectives of PBF Energy under the annual Cash Incentive Plan and individual performance as assessed by management.

Since the proportion of total compensation that is at risk (i.e., that will vary based on PBF Energy performance) increases as the scope and level of the employee’s decision-making responsibilities increase, its incentive compensation programs may encourage management level employees to take certain risks. However, the Board of Directors of PBF Energy takes that fact into consideration and aligns employee interests with those of its stockholders through the use of equity incentives that are intended to focus management on achieving strong annual results while also pursuing significant multi-year growth. The performance goals set by the Board of Directors of PBF Energy are designed to be aggressive and challenging but also achievable. PBF Energy actively monitors its compensation policies and practices to determine whether its risk management objectives are being met through the incentives it provides to its employees.

Features of its compensation programs that PBF Energy believes mitigate excessive risk taking include:

•	the mix between fixed and variable, annual and long-term, and cash and equity compensation, designed to encourage strategies and actions that are in PBF Energy’s long-term best interests;

•	determination of incentive awards based on a variety of indicators of performance, thus diversifying the risk associated with a single indicator of performance; and

•	multi-year vesting periods for equity incentive awards, which encourage focus on sustained growth and earnings.

EXECUTIVE COMPENSATION OF PBF LLC

PBF Energy is the sole managing member of PBF LLC. Our executive officers are the executive officers of PBF Energy. The compensation paid to these executive officers is for services provided to both entities (i.e., they are not separately compensated for their services as an officer of PBF LLC), and the following compensation information therefore is set forth for PBF Energy.

Executive Summary

The Board of Directors of PBF Energy has delegated ultimate decision-making authority with respect to the compensation of its executive officers to its Compensation Committee. PBF Energy’s compensation program is designed to attract and retain highly qualified executives and to maintain a strong link between pay and the achievement of enterprise-wide goals. PBF Energy emphasizes and rewards teamwork and collaboration among executive officers, which it believes produces growth and performance and optimizes the use of enterprise-wide capabilities for the benefit of its stockholders and other stakeholders.

The Compensation Committee believes that total compensation for the executive officers listed in the 2017 Summary Compensation Table (the “named executive officers”) should be heavily weighted toward performance-based compensation, and this was the case for 2017. In 2017, annual cash bonuses for the named executive officers under PBF Energy’s Cash Incentive Plan represented 28% of its CEO’s total compensation and 22% of the total compensation for the other named executive officers. The other elements of compensation for the named executive officers were unchanged from 2016.

In determining the other elements of 2017 executive compensation, the Compensation Committee considered PBF Energy’s significant accomplishments in 2017, including the following notable achievements:

•	Improved Operations at the Torrance and Chalmette Refineries. The Torrance refinery, located on 750 acres in Torrance, California, is a high-conversion 155,000 bpd, delayed- coking refinery with a Nelson Complexity of 14.9. The acquisition of the Torrance Refinery in 2016 increased PBF Energy’s total throughput capacity to approximately 900,000 bpd. In the second quarter of 2017, PBF Energy executed its first major turnarounds at the Torrance refinery and implemented a strategic plan to ensure stable and reliable operations. The Chalmette Refinery, located outside of New Orleans, Louisiana, is an 189,000 bpd, dual-train coking refinery with a Nelson Complexity of 12.7 and is capable of processing both light and heavy crude oil. The facility is strategically positioned on the Gulf Coast with strong logistics connectivity that offers flexible raw material sourcing and product distribution opportunities, including the potential to export products. PBF Energy completed its first turnaround since its acquisition in February 2017.

•	Margin Enhancements at the Torrance and Chalmette Refineries. In 2017, as a result of its investments, PBF Energy increased Torrance rack throughput to approximately 70% of the gasoline yield and optimized distillate margin through rapid, low-cost opportunities. PBF Energy also invested approximately $100 million in margin improvement projects at the Chalmette Refinery, including restarting the idled reformer, hydrotreater and light ends recovery plant to upgrade unfinished naphtha to high value clean products. In addition, the completion of a crude storage project at Chalmette increased crude flexibility and, reduced vessel demurrage and provided the opportunity for increased clean product exports.

•	Exports and Market Expansion. PBF Energy successfully entered new markets in 2017, which included the commencement of exports to South America and an expansion on the West Coast into the Las Vegas and Phoenix area markets.

PBF Energy endeavors to maintain strong governance standards in the oversight of its executive compensation programs, including the following policies and practices that were in effect during 2017:

•	The Compensation Committee’s independent compensation consultant, Pay Governance, has been retained directly by the Compensation Committee and performs no other consulting or other services for PBF Energy.

•	No excise tax gross-ups on any payments at a change of control.

•	No executive-only perquisites such as company cars, security systems, financial planning or vacation homes for its executive officers.

•	Equity incentive compensation to align management and stockholder interests.

•	No hedging transactions relating to its common stock.

•	As discussed in “Compensation-Related Policies—Stock Ownership Guidelines,” in 2016, the Board adopted stock ownership guidelines applicable to both officers and directors of PBF Energy.

Governance Features of the Executive Compensation Program

PBF Energy’s executive compensation program contains features that align with good governance practices, promote alignment with its pay for performance philosophy and mitigate risk to its shareholders.

PBF Energy does:

•	cap annual cash bonus payouts;

•	require double triggers for change in control payout for employment agreements;

•	maintain significant stock ownership guidelines for NEOs and other executive officers;

•	have limited business perquisites; and

•	retain an independent compensation consultant which regularly advises the Compensation Committee.

PBF Energy does not:

•	allow the hedging or pledging of its stock;

•	guarantee minimum bonus payments to any of its executive officers;

•	provide tax gross-ups for perquisites;

•	allow the repricing of stock options without shareholder approval; or

•	grant stock options below fair market value as of the grant date.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of PBF Energy’s named executive officers for the fiscal year ended December 31, 2017 should be read together with the compensation tables and related disclosures about its current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that PBF Energy adopt may differ materially from currently planned programs summarized in this discussion.

Named Executive Officers

Our named executive officers for 2017 were the same as PBF Energy’s named executive officers, who were:

•	Thomas J. Nimbley, Chairman of the Board and Chief Executive Officer (“CEO”);

•	C. Erik Young, Senior Vice President, Chief Financial Officer (“CFO”);

•	Matthew C. Lucey, President (“President”);

•	Thomas O’Connor, Senior Vice President, Commercial (“SVP-Commercial”); and

•	T. Paul Davis, President, Western Region (“President-Western Region”).

Compensation Philosophy

PBF Energy’s compensation arrangements are designed to ensure that its executives are rewarded appropriately for their contributions to its growth and profitability, and that the compensation is demonstrably contingent upon and linked to its sustained success. This linkage encourages the commonality of interests between its executives and its stockholders.

The following are the principal objectives in the design of its executive compensation arrangements:

•	to attract, retain and motivate superior management talent critical to its long-term success with compensation that is competitive within the marketplace;

•	to link executive compensation to the creation and maintenance of long-term equity value;

•	to maintain a reasonable balance among base salary, annual cash incentive payments and long-term equity-based incentive compensation, and other benefits;

•	to promote equity ownership by executives to align their interests with the interests of its equity holders; and

•	to ensure that incentive compensation is linked to the achievement of specific financial and strategic objectives, which are established in advance and approved by the Board of Directors or the Compensation Committee.

In determining executive compensation, the Compensation Committee does not believe there is a single metric or combination of metrics that fully encapsulate PBF Energy’s compensation philosophy. Formulaic compensation would not permit adjustments based on less quantifiable factors such as a disparity between absolute and relative performance levels or recognition of superior individual performance.

Peer Group and Benchmarking

While the Compensation Committee believes that compensation should reward an individual’s performance, the recognition of individual performance should not be out of line with the competitive market for talent. For purposes of determining executive compensation applicable for executive officers, in 2017, the Compensation Committee considered the total compensation information for equivalent positions or equally ranked executives from a six-company refining industry peer group consisting of HollyFrontier Corporation, Marathon Petroleum Corporation, Phillips 66, Tesoro Corporation, Valero Energy Corporation and Western Refining Inc. Data provided included base salary, target bonus/annual incentive, actual bonus/annual incentive, total cash compensation (sum of base salary and target bonus where available) and the value of long-term incentives based on the accounting value at grant for fiscal year 2016. Among the peer group, data on an equivalent position basis was only available for the Chief Executive Officer and Chief Financial Officer positions. In 2017, the total compensation of its Chief Executive Officer was compared to the CEOs or equivalents of the peer companies and he received total compensation below the 25th percentile of the peer group average total compensation in 2016. The total compensation of its Chief Financial Officer was above the 75th percentile of the peer group average total compensation in 2016 for his position.

Role of the Compensation Committee

Our compensation policies and objectives are established by the Compensation Committee of PBF Energy, which comprises solely independent directors. The Compensation Committee approved the incentive compensation arrangements and eligibility for long-term equity compensation for the named executive officers in 2017 and individual grants of equity to the named executive officers and other employees. The Board, based on the recommendation of the Compensation Committee, approved its equity incentive plans.

Role of Management

In order to ensure that compensation programs are aligned with appropriate performance goals and strategic direction, management works with the Compensation Committee in the compensation-setting process. Specifically, the CEO will provide to the Compensation Committee its opinion of executive performance, recommend business performance targets and objectives, and recommend salary levels and annual and long-term incentive levels except for their own. The Compensation Committee ultimately determines and approves the compensation arrangements for the named executive officers and senior management, the appropriate annual salary, as well as applicable incentive compensation arrangements.

Role of Compensation Consultants

The Compensation Committee of PBF Energy engaged Pay Governance as its independent compensation consultant to, when requested, evaluate its executive compensation programs and make recommendations with respect to appropriate levels and forms of compensation. The objective of this engagement and any requested evaluation is to ensure that PBF Energy remains competitive and develops and maintains a compensation framework that is appropriate for a public company to attract, retain and motivate senior executives. The Compensation Committee concluded that no conflict of interest exists that would prevent Pay Governance from independently representing the Compensation Committee.

Employment Agreements

PBF Energy believes that employment agreements with its executives are necessary to attract and retain key talent as they provide a minimum level of stability to its executives in the event of certain terminations and/or the occurrence of a change in control of its business, freeing the executive to focus on its business and shareholder returns rather than personal financial concerns. Our named executive officers are party to employment agreements with PBF Investments LLC, an indirect wholly owned subsidiary of PBF LLC.

Each of the named executive officer’s employment agreement with PBF Investments LLC has the following features:

•	An employment term of one year with automatic one year extensions thereafter, unless either PBF Energy or the officer provide 30 days’ prior notice of an election not to renew the agreement.

•	Under the agreement, the named executive officer is entitled to receive an annual base salary with any increases at the sole discretion of the Board.

•	The executive is eligible to participate in the annual Cash Incentive Plan.

•	The executive is also eligible for grants of equity based compensation, as discussed above.

•	The executive is entitled to participate in its employee benefit plans in which its employees are eligible to participate, other than any severance plan generally offered to all of its employees, on the same basis as those benefits are generally made available to other senior executives.

No Gross-Ups

The termination provisions in the employment agreements are discussed under “—Potential Payments Upon Termination Occurring on December 31, 2017, Including in Connection With a Change In Control” below. In addition, the employment agreement provides for severance in the event an employment agreement is not renewed by PBF Energy in connection with a Change in Control, and provides, that in the event of a Change in Control, the payments made under the employment agreement will be reduced under certain circumstances in order to avoid any required excise tax under Section 4999 of the Code.

Restrictive Covenants

Each executive is also subject to a covenant not to disclose confidential information during his employment term and at all times thereafter and covenants not to compete with PBF Energy and not to solicit employees during his employment term and for six months following termination of his employment for any reason, subject to certain exceptions.

Compensation Elements and Mix

PBF Energy believes that compensation to its executive officers should provide a balance between its short-term and long-term financial performance goals. As a result, a significant portion of executive compensation will be “at risk” and will be tied to the attainment of previously established financial goals. However, PBF Energy also believes that it is prudent to provide competitive base salaries and benefits to attract and retain superior talent in order to achieve its strategic objectives. For 2017, the principal elements of its compensation that were considered for the named executive officers were:

•	Base salaries;

•	Annual cash incentive plan;

•	Long-term equity-based incentives; and

•	Limited benefits and executive perquisites.

The mix of these compensation elements for the named executive officers varied in 2017 based on the Compensation Committee’s assessment of the particular circumstances of the officer involved. In 2015, the Compensation Committee altered the mix of compensation elements for the named executive officers by significantly increasing the percentage of total compensation provided in the form of long-term equity incentives. These equity incentives included both stock options and restricted stock awards which were intended to strengthen the alignment of the long-term interests of the named executive officers and its stockholders. In addition, its executive officers receive phantom units from PBF Logistics LP that mirror the performance of PBF Logistics LP common units.

In 2017, the mix of the components of its CEO’s compensation and the average for the other named executive officers, on a percentage basis, was as follows:

Figure 1—2017 CEO Compensation Mix

Figure 2—2017 Other NEO Compensation Mix

Annual Base Salary

The following table sets forth the base salaries for the named executive officers as of year-end 2016 and 2017, indicating the percentage increase year over year.

Named Executive Officer	2016 Salary(1)	2017 Salary(1)	Percentage Change
Thomas J. Nimbley	1,500,000	1,500,000	0%
Chief Executive Officer

C. Erik Young	525,000	525,000	0%
Senior Vice President, Chief Financial Officer

Matthew C. Lucey	600,000	600,000	0%
President

Thomas O’Connor	500,000	500,000	0%
SVP-Commercial

T. Paul Davis	500,000	500,000	0%
President-Western Region

(1)	Reflects annualized rate of pay as of year-end and may differ from amounts listed in the summary compensation table due to salary changes occurring within the year.

Base salary is used as a principal means of providing cash compensation for performance of a named executive officer’s essential duties. Base salaries for the named executive officers are determined on an individual basis and are based on the level of job responsibility in the organization, contributions towards its strategic goals, past experience and market comparisons and are intended to provide the named executive officers with a stable income. Salaries are reviewed from time to time by the Board of Directors, and all proposed adjustments to the base salaries of the named executive officers are reviewed and approved by the Compensation Committee.

Annual Cash Incentive Plan

The named executive officers are eligible to participate in the annual cash incentive compensation plan (“CIP”) that is the same plan as is maintained for all non-represented employees. The CIP and any amounts thereunder to be paid to a named executive officer are determined in the discretion of the Compensation Committee based on established measures and thresholds. In 2014, the Compensation Committee approved the measures and thresholds under the CIP for the period from 2015 - 2017. PBF Energy does not publicly disclose the specific measures and thresholds since PBF Energy believes that disclosing such information would provide competitors and other third parties with insights into PBF Energy’s planning process and would therefore cause competitive harm. The Compensation Committee believes that discretion is a critical feature of PBF Energy’s executive compensation program as its business is dynamic and requires PBF Energy to respond rapidly to changes in its operating environment. Consequently, the thresholds and objectives are also subject to change by the Board, in consultation with the Compensation Committee, throughout the year subject to PBF Energy’s cash position and liquidity, non-operational accounting adjustments and other extraordinary events that may affect PBF Energy, either positively or negatively. The Compensation Committee actively manages PBF Energy’s compensation programs, including the CIP, taking into account prevailing operating and market conditions and the best interests of PBF Energy’s stockholders. Its exercise of discretion or decision not to exercise such discretion is part of this process. For example, in fiscal years 2013 and 2016, the Committee did not exercise its discretion and none of the named executive officers received an annual cash bonus under the CIP as the required performance thresholds were not achieved. Each named executive officer’s contribution to PBF Energy’s performance in the relevant period and the Compensation Committee’s assessment of the officer’s individual performance is considered in determining the bonuses awarded.

In 2017, the CIP was designed to align the named executive officers and other members of management’s short-term cash compensation opportunities with its 2017 financial and strategic goals. The financial and strategic goals for the 2017 annual cash incentive awards included the achievement of certain targets with respect to Adjusted EBITDA. For the 2017 Adjusted EBITDA goal, the Compensation Committee established minimum thresholds, with graduated increases up to a maximum on the amount available for awards. The earnings thresholds and objectives were designed to be realistic and attainable though somewhat aggressive, requiring strong performance and execution and intended to provide an incentive firmly aligning the payment of awards with stockholder interests. PBF Energy’s management uses EBITDA (earnings before interest, income taxes, depreciation and amortization) and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends. PBF Energy also uses EBITDA and Adjusted EBITDA as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with PBF Energy’s Board of Directors, creditors, analysts and investors concerning its financial performance. PBF Energy’s outstanding indebtedness for borrowed money and other contractual obligations also include similar measures as a basis for certain covenants under those agreements that may differ from the Adjusted EBITDA definition described below. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP and its computation of EBITDA and Adjusted EBITDA may vary from others in its industry. In addition, Adjusted EBITDA contains some, but not all, adjustments that are taken into account in the calculation of the components of various covenants in the agreements governing the Senior Notes and other credit facilities. EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income (loss) as measures of operating performance. In addition, EBITDA and Adjusted EBITDA are not presented as, and should not be considered, an alternative to cash flows from operations as a measure of liquidity. Adjusted EBITDA is defined as EBITDA before equity-based compensation expense and certain other non-cash items as determined by the

Compensation Committee. Adjusted EBITDA also has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of the results as reported under GAAP.

In February 2018, after consideration of PBF Energy’s full year performance, the Committee approved a one-time adjustment to Adjusted EBITDA to address the impact of a non-cash charge related to hedging losses, resulting in the approval of cash bonuses for the named executive officers and other executive management at the level of 164% of base salary.

PBF Energy retains the discretion to amend or discontinue the CIP and/or any award granted under the plan in the future, subject to the terms of the employment agreements with the named executive officers, existing awards and the requirements of applicable law.

Equity Incentive Compensation

As discussed in greater detail below, in 2017, each of the named executive officers received equity awards in the form of stock options for Class A Common Stock, Restricted Stock and PBFX phantom units. See “—2017 Stock Option and Restricted Stock Awards” and “—PBFX Phantom Units” below.

The named executive officer compensation includes a substantial equity component because PBF Energy believes superior equity investors’ returns are achieved through a culture that focuses on PBF Energy’s long-term performance. By providing its executives with an equity stake, PBF Energy is better able to align the interests of the named executive officers and its other equity holders. Restricted Stock and PBFX phantom unit awards provide an equity incentive that aligns the named executive officers’ interests with those of its stockholders. In addition, because employees are able to profit from stock options only if its stock price increases relative to the stock option’s exercise price, PBF Energy believes stock options are one way to provide meaningful incentives to the named executive officers and other employees to achieve increases in the value of its stock over time.

Equity Incentive Plans

PBF Energy adopted and obtained stockholder approval of the 2017 Equity Incentive Plan at the 2017 Annual Meeting. The 2017 Equity Incentive Plan is the source of new equity-based and cash-based awards permitting it to grant to its key employees and others incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code), non-qualified stock options, stock appreciation rights, restricted stock, other awards valued in whole or in part by reference to shares of its Class A Common Stock and performance based awards denominated in shares or cash.

The Compensation Committee administers the 2017 Equity Incentive Plan and determines who will receive awards under the 2017 Equity Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the 2017 Equity Incentive Plan.

2017 Stock Option and Restricted Stock Awards

Based on the recommendation of the Compensation Committee, and in recognition of their development of their functional areas and increased responsibilities, in October 2017, the Board granted under the 2017 Equity Incentive Plan options to purchase Class A Common Stock to the named executive officers as follows: 200,000 options to the CEO, 120,000 options to the President, 110,000 options to the CFO and 100,000 options to each of the SVP-Commercial and President Western Region. These stock options vest in four equal annual installments commencing on the first anniversary of the date of grant, subject to acceleration under certain circumstances set forth in the applicable award agreement. In addition, based on the Committee’s recommendation, in order to further align the long-term interests of the named executive officers with PBF Energy’s stockholders, the Board granted restricted stock vesting over a period of four years, which will have value even in the absence of an increase in the stock price, under the 2017 Equity Incentive Plan to the named executive officers as follows: 80,000 shares to the CEO, 55,000 shares to the President, 52,500 shares to the CFO, 50,000 shares to our SVP-Commercial and 25,000 shares to the President Western Region.

2017 PBFX Phantom Units

The named executive officers are eligible to receive awards under the PBF Logistics LP 2014 Long-Term Incentive Plan, or the PBFX LTIP. Grants to the executive officers under the PBFX LTIP are determined by the independent directors of the general partner of PBF Logistics LP, which administers the PBFX LTIP and are reported to the Compensation Committee. In 2017, the CEO received 20,000 units, the President received 15,000 units and each of the CFO, SVP-Commercial and President Western Region received 12,500 units.

Other Equity Incentives

In addition, as discussed under “Certain Relationships and Related Transactions—Investments in PBF LLC,” prior to PBF Energy’s initial public offering, the named executive officers were provided certain opportunities to purchase PBF LLC Series A Units and warrants to purchase PBF LLC Series A Units, and were granted additional compensatory warrants to purchase PBF LLC Series A Units. Certain of the officers, including the named executive officers, were also issued PBF LLC Series B Units, which are profits interests in PBF LLC. See “Certain Relationships and Related Transactions—Summary of PBF LLC Series B Units.”

Other Benefits

All executive officers, including the named executive officers, are eligible for other benefits including: medical, dental, short-term disability and life insurance. The executives participate in these plans on the same basis, terms and conditions as other administrative employees. In addition, PBF Energy provides long-term disability insurance coverage on behalf of the named executive officers at an amount equal to 65% of current base salary (up to $15,000 per month). The named executive officers also participate in its vacation, holiday and sick day program which provide paid leave during the year at various amounts based upon the executive’s position and length of service.

Impact of Tax and Accounting Principles

The forms of PBF Energy’s executive compensation are largely dictated by its capital structure and competition for talented and motivated senior executives, as well as the goal of aligning their interests with those of its stockholders. PBF Energy does take tax considerations into account, both to avoid tax disadvantages and to obtain tax advantages, where reasonably possible and consistent with its compensation goals (tax advantages for its executives benefit PBF Energy by reducing the overall compensation PBF Energy must pay to provide the same after-tax income to its executives), including the application of Sections 280G and 409A of the Code. Section 162(m) of the Code (as amended by the Tax Cut and Jobs Act of 2017) (“Section 162(m)”) imposes a $1,000,000 cap on federal income tax deductions for compensation paid to its chief executive officer, chief financial officer and to the three other most highly-paid executive officers or such other persons which may be deemed covered persons under Section 162(m) during any fiscal year. While the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to the named executive officers, the Compensation Committee considers the tax treatment of compensation pursuant to Section 162(m) and other applicable rules in determining the amounts of compensation for the named executive officers. However, to retain highly skilled executives and remain competitive with other employers, the Compensation Committee retains the right to authorize compensation that would not be deductible under Section 162(m) or otherwise.

Pension and Other Retirement Benefits

Defined Contribution Plan. PBF Energy’s defined contribution plan covers all employees, including the named executive officers. Employees are eligible to participate as of the first day of the month following 30 days of service. Participants can make basic contributions up to 50 percent of their annual salary subject to Internal Revenue Service limits. PBF Energy matches participants’ contributions at the rate of 200 percent of the first 3 percent of each participant’s total basic contribution based on the participant’s total annual salary. Employee contributions to the defined contribution plan are fully vested immediately. Its matching contributions to the defined contribution plan vest to the employee’s account over time. Participants may receive distributions from the vested portion of their defined contribution plan accounts any time after they cease service with PBF Energy.

PBF Energy Pension Plan. PBF Energy sponsors a qualified defined benefit plan for all employees, including the named executive officers, with a policy to fund pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974, or ERISA, and Federal income tax laws. Annual contributions are made to an individual employee’s pension account based on their length of service with PBF Energy and base salary, up to certain limits imposed by Federal and state income tax laws. Employees become eligible to participate in the defined benefit plan after their first 30 days of employment and an employee’s interest in their plan account vests after three years of employment, with the exception of certain circumstances.

PBF Energy Restoration Plan. PBF Energy sponsors a non-qualified plan for non-represented employees, including the named executive officers. Contributions, which are made at its discretion, are made to an individual employee’s pension restoration account based on their total cash compensation over a defined period of time. Employees become eligible to participate in the non-qualified plan after their first 30 days of employment. Previously, with the exception of certain circumstances, an employee’s interest in their plan account vested after one year of employment, however, in 2010, the vesting period was increased to three years. All of the named executive officers’ interests in their plan accounts are vested. Upon the attainment of age 65, an employee’s pension restoration account vests immediately and is non-forfeitable.

COMPENSATION-RELATED POLICIES

Clawback Policies

All awards (and/or any amount received with respect to such awards) under PBF Energy’s equity incentive plans are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law, stock exchange listing requirements, or any recoupment policy of PBF Energy. In addition, the Compensation Committee may, in its sole discretion, specify in an award agreement that the grantee’s rights, payments and benefits with respect to an award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Such events may include, but shall not be limited to, termination of employment or services for cause, termination of the grantee’s provision of services to PBF Energy or any of its subsidiaries, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the grantee, or restatement of PBF Energy’s financial statements to reflect adverse results from those previously released financial statements as a consequence of errors, omissions, fraud, or misconduct. All stock options granted under its equity incentive plans are subject to restrictive covenants, the breach of which will result in the forfeiture of the awards. These restrictive covenants include requirements relating to non-competition for employees who are at a vice president level or higher, non-solicitation, non-disparagement and confidentiality. These provisions apply following an employee’s termination or other separation.

Stock Ownership Guidelines

PBF Energy’s Board, the Compensation Committee, and its executive officers recognize that ownership of Class A Common Stock is an effective means by which to align the interests of its directors and executive officers with those of its stockholders. PBF Energy has long emphasized the importance of stock ownership among its executive officers and directors. PBF Energy’s stock ownership and retention guidelines for its directors and officers, as approved by the Compensation Committee are as follows:

Non-Employee Director Stock Ownership Guidelines. Non-employee directors are expected to acquire and hold during their service shares of its Class A Common Stock equal in value to at least three times the annual cash retainer paid to its directors. Directors have five years from their initial election to the Board to meet the target stock ownership guideline, and they are expected to continuously own sufficient shares to meet the guideline once attained.

Executive Stock Ownership Guidelines. Stock ownership guidelines for the officers are as follows:

Officer Position	Value of Shares Owned
Chief Executive Officer	5x Base Salary
President	3x Base Salary
Executive Vice Presidents	2x Base Salary
Senior Vice Presidents	1x Base Salary

The officers are expected to meet the applicable guideline within five years and are expected to continuously own sufficient shares to meet the guideline once attained. Until such time as the officer reaches his or her share ownership guideline, the officer will be required to hold 50% of the shares of Class A Common Stock received upon vesting, the lapse of restrictions and upon exercise of stock options, net of any shares utilized to pay for the exercise price and tax withholding. The full text of PBF Energy’s stock ownership and retention guidelines is available on its website at www.pbfenergy.com under the “Corporate Governance” tab in the “Investor Relations” section.

2017 SUMMARY COMPENSATION TABLE

This Summary Compensation Table summarizes the total compensation paid or earned by each of the named executive officers.

Named Executive Officer	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Options Awards ($)(2)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas J. Nimbley	2017	1,500,000	2,460,000	2,713,600	1,502,000	568,788	16,200	8,760,588
Chief Executive Officer	2016	1,500,000	—	2,007,400	910,000	625,769	15,900	5,059,069
	2015	1,066,667	2,666,667	2,212,200	1,942,500	98,678	15,900	8,002,612

C. Erik Young	2017	525,000	861,000	1,767,675	826,100	197,995	16,200	4,193,970
Senior Vice President,	2016	525,000	—	1,369,950	500,500	151,745	15,900	2,563,095
Chief Financial Officer	2015	400,000	1,000,000	1,534,600	932,400	40,615	15,900	3,923,515

Matthew C. Lucey	2017	600,000	984,000	1,891,850	901,200	318,368	16,200	4,711,618
President	2016	600,000	—	1,472,900	546,000	285,519	15,900	2,893,319
	2015	550,000	1,375,000	1,594,400	932,400	—	15,900	4,467,700

Thomas O’Connor	2017	500,000	820,000	1,696,000	751,000	151,789	16,200	3,934,989
SVP-Commercial	2016	500,000	—	1,316,500	455,000	125,910	15,900	2,413,310
	2015	416,667	1,054,323	1,534,600	932,400	101,308	15,900	4,055,198

T. Paul Davis	2017	500,000	820,000	979,250	751,000	153,494	16,200	3,219,944
President Western Region	2016	500,000	—	675,100	777,000	212,135	15,900	1,532,250
	2015	425,000	1,062,500	299,000	777,000	61,507	15,900	2,640,907

(1)	The amounts set forth in this column represent the grant date value of shares of restricted Class A Common Stock and phantom units of PBF Logistics LP which are subject to vesting in four equal installments beginning on the first anniversary of the date of grant. The amounts have been determined based on the assumptions set forth in Note 17 “Stock-based Compensation” to the PBF Energy Company LLC consolidated financial statements included elsewhere in this prospectus for the year ended December 31, 2017.
(2)	The amounts set forth in this column represent the grant date fair value of options for the purchase of Class A Common Stock. The grant date fair value was calculated pursuant to FASB ASC Topic 718 based on the assumptions set forth in Note 17 “Stock-based Compensation” to the PBF Energy Company LLC consolidated financial statements included elsewhere in this prospectus for the year ended December 31, 2017.
(3)	The amounts set forth in this column represent the aggregate change during the year in the actuarial present value of accumulated benefits under the PBF Energy Pension Plan and the PBF Energy Restoration Plan.
(4)	The amounts set forth in this column consist of company matching contributions to the 401(k) Plan.

Grants of Plan-Based Equity Awards in 2017

The following table provides information regarding the grants of plan-based equity awards to each of the named executive officers for the fiscal year ended December 31, 2017.

Name	Grant Date	All Other Stock Awards: Number of Shares or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Thomas J. Nimbley	May 1, 2017	20,000	—	—	420,000
	October 30, 2017	80,000	—	—	2,293,600
	October 30, 2017	—	200,000	28.67	1,502,000

C. Erik Young	May 1, 2017	12,500	—	—	262,500
	October 30, 2017	52,500	—	—	1,505,175
	October 30, 2017	—	110,000	28.67	826,100

Matthew C. Lucey	May 1, 2017	15,000	—	—	315,000
	October 30, 2017	55,000	—	—	1,576,850
	October 30, 2017	—	120,000	28.67	901,200

Thomas O’Connor	May 1, 2017	12,500	—	—	262,500
	October 30, 2017	50,000	—	—	1,433,500
	October 30, 2017	—	100,000	28.67	751,000

T. Paul Davis	May 1, 2017	12,500	—	—	262,500
	October 30, 2017	25,000	—	—	716,750
	October 30, 2017	—	100,000	28.67	751,000

(1)	The amounts set forth in this column represent (a) the phantom units of PBF Logistics LP granted to the named executive officers under the PBFX LTIP with respect to May grants and (b) restricted stock of PBF Energy Inc. with respect to October grants.
(2)	The amounts set forth in this column represent options to purchase Class A Common Stock granted to the named executive officers under the 2017 Equity Incentive Plan.
(3)	The amounts set forth in this column represent the total grant date fair value of the phantom units of PBF Logistics LP, options to purchase Class A Common Stock or restricted stock for each of the named executive officers, calculated in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of the named executive officers as of December 31, 2017. For a narrative discussion of the equity awards, see “Equity Incentive Compensation” above.

	Option Awards(1)					Equity Awards(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas J. Nimbley	50,000	—		$26.00	12/12/22	5,000	(5)	104,750
	100,000	—		$38.70	02/19/23	7,500	(5)	157,125
	100,000	—		$26.08	10/29/23	30,000	(3)	1,063,500
	37,500	12,500	(6)	$24.43	10/29/24	60,000	(4)	2,127,000
	125,000	125,000	(7)	$30.89	10/27/25	11,250	(5)	235,688
	50,000	150,000	(10)	$21.38	10/25/26	20,000	(5)	419,000
	—	200,000	(11)	$28.67	10/30/27	80,000	(12)	2,836,000
C. Erik Young	2,000	—		$10.00	03/01/21	3,750	(5)	78,563
	25,000	—		$12.55	06/29/22	6,250	(5)	130,938
	20,000	—		$26.00	12/12/22	20,000	(3)	709,000
	15,000	5,000	(8)	$24.75	02/11/24	39,375	(4)	1,395,844
	37,500	12,500	(6)	$24.43	10/29/24	9,375	(5)	196,406
	60,000	60,000	(7)	$30.89	10/27/25	12,500	(5)	261,875
	27,500	82,500	(10)	$21.38	10/25/26	52,500	(12)	1,861,125
	—	110,000	(11)	$28.67	10/30/27
Matthew C. Lucey	40,000	—		$26.00	12/12/22	5,000	(5)	104,750
	37,500	12,500	(8)	$24.75	02/11/24	7,500	(5)	157,125
	37,500	12,500	(6)	$24.43	10/29/24	20,000	(3)	709,000
	60,000	60,000	(7)	$30.89	10/27/25	41,250	(4)	1,462,313
	30,000	90,000	(10)	$21.38	10/25/26	11,250	(5)	235,688
	—	120,000	(11)	$28.67	10/30/27	15,000	(5)	314,250
						55,000	(12)	1,949,750
Thomas O’Connor	37,500	12,500	(9)	$27.39	09/04/24	3,750	(5)	78,563
	37,500	12,500	(6)	$24.43	10/29/24	6,250	(5)	130,938
	60,000	60,000	(7)	$30.89	10/27/25	20,000	(3)	709,000
	25,000	75,000	(10)	$21.38	10/25/26	37,500	(4)	1,329,375
	—	100,000	(11)	$28.67	10/30/27	9.375	(5)	196,406
						12,500	(5)	261,875
						50,000	(12)	1,772,500
T. Paul Davis	25,000	—		$12.55	06/29/22	3,750	(5)	78,563
	30,000	—		$26.00	12/12/22	6,250	(5)	130,938
	50,000	—		$26.08	10/29/23	15,000	(4)	531,750
	37,500	12,500	(6)	$24.43	10/29/24	9,375	(5)	196,046
	50,000	50,000	(7)	$30.89	10/27/25	12,500	(5)	261,875
	18,750	56,250	(10)	$21.38	10/25/26	25,000	(12)	886,250
	—	100,000	(11)	$28.67	10/30/27

(1)	The awards described in this column represent compensatory warrants and options to purchase PBF LLC Series A Units and options to purchase Class A Common Stock as described in “Compensation Discussion & Analysis.”

(2)	The awards described in this column represent restricted Class A Common Stock and phantom units of PBF Logistics LP. The value is based on the closing price of $35.45 per share of Class A Common Stock on December 29, 2017 and the closing price of $20.95 per phantom unit which was the NYSE closing price of PBFX common units on December 29, 2017.
(3)	This amount represents restricted shares of Class A Common Stock granted under the 2012 Equity Incentive Plan.
(4)	This amount represents restricted shares of Class A Common Stock granted under the Amended and Restated 2012 Equity Incentive Plan.
(5)	This amount represents phantom units of PBF Logistics LP granted under the PBFX LTIP.
(6)	Represents options to purchase Class A Common Stock, which vest on October 29, 2018.
(7)	Represents options to purchase Class A Common Stock, which vest in two equal annual installments beginning on October 27, 2018.
(8)	Represents options to purchase Class A Common Stock, which vest on February 11, 2018.
(9)	Represents options to purchase Class A Common Stock, which vest on September 4, 2018.
(10)	Represents options to purchase Class A Common Stock, which vest in three equal annual installments beginning on October 25, 2018.
(11)	Represents options to purchase Class A Common Stock, which vest in four equal annual installments beginning on October 30, 2018.
(12)	This amount represents restricted shares of Class A Common Stock granted under the 2017 Equity Incentive Plan.

Option Exercises and Stock Vested in 2017

The following table provides information regarding the amounts received by the named executive officers upon exercise of options or similar instruments or the vesting of stock or similar instruments during the fiscal year ended December 31, 2017. The table also includes information regarding the vesting of phantom units received by the named executive officers from PBF Logistics LP.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Thomas J. Nimbley	—	—	15,000	(1)	421,050	(1)
			20,000	(2)	555,600	(2)
			3,750	(3)	77,813	(3)
			3,750	(4)	78,000	(4)
			5,000	(5)	101,000	(5)
C. Erik Young	—	—	10,000	(1)	280,700	(1)
			13,125	(2)	364,613	(2)
			3,125	(3)	64,844	(3)
			3,125	(4)	65,000	(4)
			3,750	(5)	75,750	(5)
Matthew C. Lucey	—	—	10,000	(1)	280,700	(1)
			13,750	(2)	381,975	(2)
			3,750	(3)	77,813	(3)
			3,750	(4)	78,000	(4)
			5,000	(5)	101,000	(5)
Thomas O’Connor	—	—	10,000	(1)	280,700	(1)
			12,500	(2)	347,250	(2)
			3,125	(3)	64,844	(3)
			3,125	(4)	65,000	(4)
			3,750	(5)	81,938	(5)
T. Paul Davis	—	—	5,000	(2)	138,900	(1)
			3,125	(3)	64,844	(3)
			3,125	(4)	65,000	(4)
			3,750	(5)	75,750	(5)

(1)	These awards represent restricted shares of Class A Common Stock. The value is calculated based on the closing price of $28.07 per share of Class A Common Stock on the date of vesting.
(2)	These awards represent restricted shares of Class A Common Stock. The value is calculated based on the closing price of $27.78 per share of Class A Common Stock on the date of vesting.
(3)	These awards represent phantom units that were granted under the PBFX LTIP. The PBFX LTIP is a plan of PBF Logistics LP that is administered by its Board. The value is calculated based on the closing price of $20.75 per common unit of PBF Logistics LP on the date of vesting.
(4)	These awards represent phantom units that were granted under the PBFX LTIP. The value is calculated based on the closing price of $20.80 per common unit of PBF Logistics LP on the date of vesting.
(5)	These awards represent phantom units that were granted under the PBFX LTIP. The value is calculated based on the closing price of $20.20 per common unit of PBF Logistics LP on the date of vesting.

Pension Benefits

The following table provides information regarding the named executive officers’ participation in the pension plans as of and for the fiscal year ended December 31, 2017.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Thomas J. Nimbley	PBF Energy Pension Plan	7	251,104	—
	PBF Energy Restoration Plan	7	2,476,935	—
C. Erik Young	PBF Energy Pension Plan	7	177,403	—
	PBF Energy Restoration Plan	7	487,468	—
Matthew C. Lucey	PBF Energy Pension Plan	9	261,392	—
	PBF Energy Restoration Plan	9	1,170,976	—
Thomas O’Connor	PBF Energy Pension Plan	4	79,919	—
	PBF Energy Restoration Plan	4	306,088	—
T. Paul Davis	PBF Energy Pension Plan	5	174,196	—
	PBF Energy Restoration Plan	5	496,402	—

The PBF Energy Pension Plan is a funded, tax-qualified, non-contributory defined benefit plan covering all employees. The PBF Energy Restoration Plan is a non-qualified defined benefit plan designed to supplement the pension benefits for employees that have earnings above the IRS benefit plan compensation limits. The Pension Plan and the Restoration Plan are structured as cash balance plans wherein each participant’s account is credited monthly with an interest credit and annually with a pay credit. Changes in the value of these plans’ investments do not directly impact the benefit amounts promised to each participant under the plans.

At the end of each plan year, the Pension Plan provides for an annual pay credit equal to between 7% and 21% of pensionable earnings below the Social Security Wage Base and a pay credit of 14% on pensionable earnings above the Social Security Wage Base but below the Internal Revenue Service benefit plan compensation limit. The Restoration Plan provides for an annual pay credit equal to 14% on pensionable earnings in excess of Internal Revenue Service benefit plan compensation limits. In addition, on a monthly basis, the plans provide for an interest credit utilizing the prior year’s October 30-year Treasury Constant Maturity rate. For 2017, the interest crediting rate was 2.88%. Normal retirement age under the plans is attained at age 65.

Potential Payments upon Termination Occurring on December 31, 2017, Including in Connection With a Change in Control

The table below provides the best estimate of the amounts that would be payable (including the value of certain benefits) to each of the named executive officers had a termination hypothetically occurred on December 31, 2017 under various scenarios, including a termination of employment associated with a Change In Control. The table does not include payments or benefits under arrangements available on the same basis generally to all other eligible employees of PBF. The potential payments were determined under the terms of each named executive officer’s employment agreement in effect on December 31, 2017, and in accordance with the plans and arrangements in effect on December 31, 2017. PBF Energy also retains the discretion to provide additional payments or benefits to any of the named executive officers upon any termination of employment or Change in Control. The estimates below exclude the value of any Accrued Rights, as described in footnote 1 below, as any such amounts have been assumed to have been paid current at the time of the termination event. Under the terms of a named executive officer’s employment agreement, if applicable, the executive is precluded under certain circumstances from competing with PBF Energy for a period of six months post-termination, and must enter into a release of claims in order to receive the severance described below.

Named Executive Officer	Termination (a) for Cause, (b) without Good Reason or (c) due to non- renewal by the executive ($)(1)	Termination (other than in connection with a Change in Control), (a) without Cause (other than by reason of death or disability) by us, (b) for Good Reason or (c) due to non- renewal by us ($)(2)	Termination in connection with a Change in Control ($)(3)	Death or Disability ($)(4)
Thomas J. Nimbley
Cash severance payment	—	2,250,000	4,485,000	750,000
Cash bonus (5)	—	—	—	1,950,000
Continuation of health benefits (6)	—	20,477	39,816	—
Accelerated equity (7)	—	916,563	11,117,313	11,117,313
C. Erik Young
Cash severance payment	—	787,500	1,569,750	262,500
Cash bonus (5)	—	—	—	682,500
Continuation of health benefits (6)	—	29,383	57,133	—
Accelerated equity (7)	—	667,781	7,005,175	7,005,175
Matthew C. Lucey
Cash severance payment	—	900,000	1,794,000	300,000
Cash bonus (5)	—	—	—	780,000
Continuation of health benefits (6)	—	30,296	58,908	—
Accelerated equity (7)	—	811,813	7,557,875	7,557,875
Thomas O’Connor
Cash severance payment	—	750,000	1,495,000	250,000
Cash bonus	—	—	—	650,000
Continuation of health benefits (6)	—	30,296	58,908	—
Accelerated equity (7)	—	667,781	6,724,006	6,724,006
T. Paul Davis
Cash severance payment	—	750,000	1,495,000	250,000
Cash bonus (5)	—	—	—	650,000
Continuation of health benefits (6)	—	29,383	57,133	—
Accelerated equity (7)	—	667,781	3,920,969	3,920,969

(1)

Termination for Cause, without Good Reason or due to non-renewal by the executive. In the event the executive is terminated by PBF Energy for Cause, the executive terminates his employment without Good Reason or the executive does not renew his employment with PBF Energy at the end of his current term, the executive will be entitled to: (1) receive accrued, but unpaid salary through the date of termination; (2) receive any earned, but unpaid portion of the previous year’s cash bonus; (3) receive unreimbursed business expenses; (4) receive applicable benefits; and (5) except in the event of a termination for Cause, exercise any vested options or similar awards in accordance with the terms of the long term incentive plan, or collectively, the “Accrued Rights.”

“Good Reason” as defined in the employment agreements means, without the executive’s consent (A) the failure of the company to pay or cause to be paid the executive’s base salary or cash bonus, if any, when due, (B) any adverse, substantial and sustained diminution in the executive’s authority or responsibilities by the company from those described in the employment agreement, (C) the company requiring a change in the location for performance of the executive’s employment responsibilities to a location more than 50 miles from the company’s office (not including ordinary travel during the regular course of employment) or (D) any other action or inaction that constitutes a material breach by the company of the employment agreement; provided, that the events described in clauses (A), (B), (C) and (D) shall constitute “Good Reason” only if the company fails to cure such event within 20 days after receipt from the executive of written notice of the event which constitutes “Good Reason”; provided, further, that “Good Reason” shall cease to exist for an event described in clauses (A), (B), (C) and (D) on the 90th day following the later of its occurrence or the executive’s knowledge thereof, unless the executive has given the company written notice thereof prior to such date.

“Cause” as defined in the employment agreements includes the following: (A) the executive’s continued willful failure to substantially perform his duties (other than as a result of a disability) for a period of 30 days following written notice by the company to the executive of such failure, (B) the executive’s conviction of, or plea of nolo contendere to a crime constituting a misdemeanor involving moral turpitude or a felony, (C) the executive’s willful malfeasance or willful misconduct in connection with the executive’s duties under the employment agreement, including fraud or dishonesty against the company, or any of its affiliates, or any act or omission which is materially injurious to the financial condition or business reputation of the company, or any of its affiliates, other than an act or omission that was committed or omitted by the executive in the good faith belief that it was in the best interest of the company, (D) a breach of the executive’s representations and warranties in such employment agreement, or (E) the executive’s breach of the non-competition, non-solicitation, non-disparagement or non-disclosure provisions of the employment agreement.

(2)	Termination (other than in connection with a Change in Control as described below), without Cause (other than by reason of death or disability) by PBF Energy, for Good Reason or due to non-renewal by PBF Energy. In the event the executive is terminated during the term of employment (other than in connection with a Change in Control as described in footnote (3) below), without Cause (other than by reason of death or disability) by PBF Energy, for Good Reason or due to non-renewal by PBF Energy, the executive will be entitled to: (1) the Accrued Rights; (2) a cash lump sum payment equal to 1.5 times base salary; and (3) the continuation of certain health benefits for 18 months.

(3)	Termination in connection with a Change in Control. In the event the executive is terminated by PBF Energy without Cause (other than by reason of death or disability), resigns with Good Reason or PBF Energy elects not to renew the executive’s employment term, in each case six months prior to or within one year subsequent to the consummation of a Change in Control, the executive will be entitled to: (1) the Accrued Rights; (2) a cash lump sum payment equal to 2.99 times the executive’s salary in effect on the date of termination; (3) immediate vesting and exercisability of outstanding options or other grants under the long term incentive plans; and (4) the continuation of certain health benefits for two years and 11 months. A “Change In Control” as defined in the employment agreements means:

•	any “person” or “group” (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) (other than one or more of the Excluded Entities (as defined below)) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (including by way of merger, consolidation or otherwise);

•	the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of PBF Energy and the subsidiaries, taken as a whole, to any “person” or “group” (other than one or more of the Excluded Entities);

•	a merger, consolidation or reorganization (other than (x) with or into, as applicable, any of the Excluded Entities or (y) in which the stockholders, immediately before such merger, consolidation or reorganization, own, directly or indirectly immediately following such merger, consolidation or reorganization, at least 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger, consolidation or reorganization);

•	our complete liquidation or dissolution; or

•	other than as expressly provided for in the stockholders’ agreement with Blackstone and First Reserve, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such board or whose nomination for election was approved by a vote of a majority of the directors then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) (the “Incumbent Board”) cease for any reason to constitute a majority of the Board then in office; provided that, any director appointed or elected to the Board to avoid or settle a threatened or actual proxy contest shall in no event be deemed to be an individual on the Incumbent Board.

For purposes of the definition of Change In Control, “Excluded Entity” means any of the following: (A) Blackstone; (B) First Reserve; (C) PBF Energy and any entities of which a majority of the voting power of its voting equity securities and equity interests is owned directly or indirectly by PBF Energy; and (D) any employee benefit plan (or trust forming a part thereof) sponsored or maintained by any of the foregoing.

(4)	Death or Disability. In the event of death or disability, the named executive officer’s estate or the executive, as applicable, will be entitled to receive: (1) the Accrued Rights; (2) a pro rata portion of the executive’s target annual cash bonus for the year in which such death or disability occurs; and (3) a cash lump sum payment equal to the greater of (A) one-half of the executive’s annual salary as in effect on the date of termination or (B) one-half of the aggregate amount of the executive’s salary that the executive would have received had the full term of employment occurred under the employment agreement. The amounts shown in this column as the cash severance payment represent one-half of the executive’s annual salary as of December 31, 2017. The actual amount payable upon death or disability could vary.

(5)	These amounts are equal to the named executive officer’s target annual cash bonus for 2017.

(6)	The continued health benefits cost for each of Messrs. Nimbley, Lucey, Young, O’Connor and Davis is, respectively, based on the cost for such benefits as of December 31, 2017.

(7)	In connection with a termination without cause by PBF Energy or for good reason by the executive or due to non-renewal by PBF Energy, these amounts reflect for all of the named executive officers the value of the accelerated vesting of the phantom units granted under the PBFX LTIP. In connection with a termination in connection with (a) a Change in Control or (b) in the event of Death or Disability or (c) by the executive or due to non-renewal by PBF Energy, these amounts reflect for (i) all of the named executive officers the value of the accelerated vesting and exercisability of their options to purchase Class A Common Stock and the accelerated vesting of the phantom units granted under the PBFX LTIP and (ii) the accelerated vesting of restricted stock awards.

PRINCIPAL MEMBERS OF PBF LLC

The direct and indirect ownership of PBF Energy Company LLC as of December 31, 2017 is as follows:

•	PBF Energy is the sole managing member of, and owns 96.7% of the total economic interest in, PBF LLC through its ownership of 110,586,762 PBF LLC Series C Units;

•	PBF Energy’s current and former executive officers and directors and certain employees and others (the members of PBF LLC other than PBF Energy) beneficially own 3.3% of the total economic interest of PBF LLC through their ownership of 3,767,464 PBF LLC Series A Units; and

•	PBF Energy’s issued and outstanding shares of Class A common stock represents 96.7% of the voting power in PBF Energy. The members of PBF LLC other than PBF Energy, through their holdings of Class B common stock of PBF Energy, have 3.3% of the voting power in PBF Energy. The shares of Class B common stock of PBF Energy have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of PBF Energy that is equal to the aggregate number of PBF LLC Series A Units held by such holder.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF PBF LLC

Each of the related party transactions described below was negotiated on an arm’s length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

Investments in PBF LLC

Many of our named executive officers, one of PBF Energy’s directors and certain other employees were provided with the opportunity prior to PBF Energy’s IPO to purchase PBF LLC Series A Units and non-compensatory warrants to purchase PBF LLC Series A Units. The number of units and warrants offered for purchase were based upon the individual’s position and other relevant factors, and approved by the board of directors of PBF LLC. The table below sets forth the number of PBF LLC Series A Units and non-compensatory warrants to purchase PBF LLC Series A Units purchased and the price paid therefore directly or indirectly by our named executive officers and one of the directors of PBF Energy since the beginning of fiscal year 2008 (without taking into account any PBF LLC Series A Units acquired at the time of PBF Energy’s initial public offering upon exercise of the non-compensatory warrants).

Name	Aggregate Purchase Price ($)	Series A Units (#)	Non-Compensatory Warrants for the Purchase of Series A Units (1) (2) (#)
Thomas J. Nimbley	2,250,000	225,000	300,000	(3)
Chief Executive Officer

Matthew C. Lucey	135,000	13,500	17,319	(4)
President

C. Erik Young	25,000	2,500	3,000	(5)
Senior Vice President, Chief Financial Officer

(1)	Each non-compensatory warrant for the purchase of PBF LLC Series A Units has an exercise price of $10.00 per unit and is immediately exercisable for a ten-year period.
(2)	In connection with the purchase of PBF LLC Series A Units and warrants, compensatory warrants for the purchase of Series A Units were also granted to each of these persons. See “Executive Compensation—Outstanding Equity Awards at 2017 Fiscal Year-End.”
(3)	In connection with PBF Energy’s IPO in 2012, Mr. Nimbley exercised all of his non-compensatory warrants to purchase an additional 300,000 PBF LLC Series A Units for cash at the $10.00 exercise price for an aggregate purchase price of $3,000,000.
(4)	In connection with PBF Energy’s IPO in 2012, Mr. Lucey exercised all of his non-compensatory warrants to purchase an additional 17,319 PBF LLC Series A Units for cash at the $10.00 exercise price for an aggregate purchase price of $173,190.
(5)	In connection with PBF Energy’s IPO in 2012, Mr. Young exercised all of his non-compensatory warrants to purchase an additional 3,000 PBF LLC Series A Units for cash at the $10.00 exercise price for an aggregate purchase price of $30,000.

PBF Energy’s IPO Related Agreements

In connection with PBF Energy’s IPO, PBF Energy entered into various agreements governing the relationship among PBF Energy, PBF LLC, Blackstone, First Reserve, our executive officers and certain of our directors and the other pre-IPO owners of PBF LLC. The following is a description of the material terms of these agreements, which description is qualified in its entirety by reference to the full text of the agreements which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PBF LLC Amended and Restated Limited Liability Company Agreement

In connection with PBF Energy’s initial public offering, the limited liability company agreement of PBF LLC was amended and restated. The amended and restated limited liability company agreement established the PBF LLC Series C Units, which are held solely by PBF Energy and described further below, and provides that PBF Energy is the sole managing member of PBF LLC. Accordingly, PBF Energy controls all of the business and affairs of PBF LLC and its operating subsidiaries.

At December 31, 2017, PBF Energy owned 110,586,762 Series C Units and the remaining pre-IPO owners of PBF LLC owned 3,767,464 PBF LLC Series A Units. In addition, there are 1,000,000 PBF LLC Series B Units issued and outstanding, all of which are held by certain of PBF Energy’s officers and a former officer. The PBF LLC Series B Units are profits interests which entitle the holders to participate in the profits of PBF LLC after the date of issuance. At December 31, 2017, certain of the pre-IPO owners of PBF LLC and other employees held options and warrants to purchase an additional 519,032 PBF LLC Series A Units at a weighted average exercise price of $10.70 per unit all of which were vested and exercisable.

Under the amended and restated limited liability company agreement of PBF LLC, the PBF LLC Series A Units are held solely by the pre-IPO owners of PBF LLC (and their permitted transferees) and the PBF LLC Series C Units are held solely by PBF Energy and rank on parity with the PBF LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, dissolution or winding up. PBF Energy, as the managing member, has the right to determine the timing and amount of any distributions to be made to holders of PBF LLC Series A Units and PBF LLC Series C Units (other than tax distributions, as described below). Profits and losses of PBF LLC are allocated, and all distributions generally made, pro rata to the holders of PBF LLC Series A Units (subject, under certain circumstances described below, to the rights of the holders of PBF LLC Series B Units) and PBF LLC Series C Units. In addition, any PBF LLC Series A Units acquired by PBF Energy from the pre-IPO owners of PBF LLC, in accordance with the exchange agreement, are automatically, and without any further action, reclassified as PBF LLC Series C Units in connection with such acquisition.

The holders of limited liability company interests in PBF LLC, including PBF Energy, generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF LLC. Taxable income of PBF LLC generally is allocated to the holders of units (including PBF Energy) pro rata in accordance with their respective share of the net profits and net losses of PBF LLC. In general, PBF LLC is required to make periodic tax distributions to the members of PBF LLC, including PBF Energy, pro rata in accordance with their respective percentage interests for such period (as determined under the amended and restated limited liability company agreement of PBF LLC), subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions will be an amount equal to PBF Energy’s estimate of the taxable income of PBF LLC for the year multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses). If, with respect to any given calendar year, the aggregate periodic tax distributions were less than the actual taxable income of PBF LLC multiplied by the assumed tax rate, PBF LLC will make a “true up” tax distribution, no later than March 15 of the following year, equal to such difference, subject to the available cash and borrowings of PBF LLC.

The amended and restated limited liability company agreement of PBF LLC also provides that substantially all expenses incurred by or attributable to PBF Energy and PBF Energy’s management of PBF LLC other than PBF Energy obligations under the tax receivable agreement, PBF Energy income tax expenses and payments on indebtedness incurred by PBF Energy are paid by PBF LLC.

Summary of PBF LLC Series B Units

The PBF LLC Series B Units are profits interests held by certain of our current and former officers which had no taxable value at the date of issuance, have no voting rights and are designed to increase in value only after

PBF Energy’s former sponsors achieve certain levels of return on their investment in PBF LLC Series A Units. Under the amended and restated limited liability company agreement of PBF LLC, distributions initially are made to the holders of PBF LLC Series A Units and PBF LLC Series C Units in proportion to the number of units owned by them. Once the sponsors receive a full return of their aggregate amount invested with respect to their PBF LLC Series A Units, distributions and other payments made on account of the PBF LLC Series A Units held by PBF Energy’s former sponsors then will be shared by PBF Energy’s former sponsors with the holders of PBF LLC Series B Units. Accordingly, the amounts paid to the holders of PBF LLC Series B Units will reduce only the amounts otherwise payable on account of the PBF LLC Series A Units held by PBF Energy’s former sponsors, and will not reduce or otherwise impact any amounts payable to us (as the holder of PBF LLC Series C Units), the holders of PBF Energy’s Class A Common Stock or any other holder of PBF LLC Series A Units. However, PBF Energy’s consolidated statements of operations and comprehensive income (loss) reflect non-cash charges for compensation related to the PBF LLC Series B Units. As of March 4, 2018, there are 1,000,000 fully vested PBF LLC Series B Units issued and outstanding, which are held as follows: Thomas Nimbley—160,000 (16%); Matthew Lucey—60,000 (6%) and other current and former officers—780,000 (78%). All distributions to the holders of PBF LLC Series B Units will be made pro rata in accordance with their percentage interest. The amended and restated limited liability company agreement of PBF LLC provides that no holder of PBF LLC Series B Units was entitled to receive any distributions made by PBF LLC (other than certain tax distributions) until each of PBF Energy’s former sponsors holding PBF LLC Series A Units received the aggregate amount invested for such PBF LLC Series A Units.

All amounts received, directly or indirectly, by PBF Energy’s former sponsors and the holders of PBF LLC Series B Units (and each of their successors and permitted transferees) in connection with their holding of units, including amounts received upon the sale of, or as a result of the ownership of, shares of Class A Common Stock following an exchange of units pursuant to the exchange agreement, upon a transfer of units by PBF Energy’s former sponsors to an unrelated third party or upon an in-kind distribution to their limited partners, pursuant to the tax receivable agreement or as a result of any assignment or transfer of any rights or entitlements thereunder, or otherwise as a result of such holder’s ownership of PBF LLC Series A Units are treated as being distributed, and treated as a distribution, for purposes of determining the amounts payable to the holders of PBF LLC Series B Units. Any payments required to be made to the holders of PBF LLC Series B Units by PBF Energy’s former sponsors shall be made in cash. Payments made to any of PBF Energy’s former sponsors pursuant to the tax receivable agreement are taken into account for purposes of satisfying the applicable sharing thresholds of the holders of PBF LLC Series B Units under the amended and restated limited liability company agreement of PBF LLC. All distributions under the amended and restated limited liability company agreement are treated as being distributed in a single distribution. Accordingly, if multiple distributions are made, the holders of PBF LLC Series B Units are entitled to share in the distributions at the highest then applicable sharing percentage, and if such holders have received prior distributions at a lower sharing percentage, such holders are entitled to a priority catch-up distribution at the applicable higher sharing percentage before any further amounts are distributed to such holders of PBF LLC Series A Units. Any amounts received by holders of PBF LLC Series B Units as tax distributions made by PBF LLC are treated as an advance on and shall reduce further distributions to which such holder otherwise would be entitled to under the agreement.

If the employment of a holder of PBF LLC Series B Units is terminated by us for any reason other than due to death, disability or retirement, PBF Energy’s former sponsors have the right to purchase for cash all or part of the holder’s PBF LLC Series B Units for the fair market value of such units as of the purchase date. In addition, upon the death or disability of a holder of PBF LLC Series B Units, the holder (or his representatives) has the right to sell to PBF Energy’s former sponsors, and PBF Energy’s former sponsors are required to purchase (pro rata), all of the holder’s PBF LLC Series B Units for the fair market value of such units as of the purchase date, with the purchase price payable, at the election of the purchaser, in cash or by delivery of PBF LLC Series A Units held by the purchaser.

As of June 12, 2013, each of Blackstone and First Reserve received the full return of its aggregate amount invested for its PBF LLC Series A Units. Since January 1, 2016, in connection with payments under PBF

Energy’s tax receivable agreement, the holders of PBF LLC Series B Units (in their capacity as such) received the following amounts: Thomas J. Nimbley—$1.0 million; Matthew C. Lucey—$0.4 million; and other current and former officers—$4.8 million. In addition, the holders of PBF LLC Series B Units are entitled to certain payments in the future under the tax receivable agreement arising as a result of the prior exchanges by Blackstone and First Reserve.

Exchange Agreement

Pursuant to an exchange agreement, the pre-IPO owners of PBF LLC (and certain permitted assignees thereof and holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) may from time to time (subject to the terms of the exchange agreement), cause PBF LLC to exchange their PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by PBF Energy’s former sponsors upon the sale of the shares of PBF Energy’s Class A Common Stock received by them upon such exchange. The exchange agreement also provides that, subject to certain exceptions, holders do not have the right to cause PBF LLC to exchange PBF LLC Series A Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which it may be subject, and that it may impose on exchange rights additional restrictions that PBF Energy determines to be necessary or advisable so that PBF LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges PBF LLC Series A Units, PBF Energy’s interest in PBF LLC will be correspondingly increased.

Registration Rights Agreement

Pursuant to an amended and restated registration rights agreement with each of the pre-IPO owners of PBF LLC, PBF Energy has granted them and their affiliates and permitted transferees the right, under certain circumstances and subject to certain restrictions, to require PBF Energy to register under the Securities Act shares of PBF Energy’s Class A Common Stock delivered in exchange for PBF LLC Series A Units or otherwise beneficially owned by them. Under the registration rights agreement, PBF Energy also agreed at PBF Energy’s expense to make available a shelf registration statement to register the exchange by the remaining pre-IPO owners of PBF LLC of PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock and the resale by them of shares of Class A Common Stock into the market from time to time. In addition, each of the pre-IPO owners of PBF LLC will have the ability to exercise certain piggyback registration rights in respect of shares of PBF Energy’s Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by PBF Energy. PBF Energy currently has an effective shelf registration statement that initially covered the resale of up to 6,310,055 shares of PBF Energy’s Class A Common Stock issued or issuable to holders of Series A LLC Units, which shares may be sold from time to time in the public markets.

Tax Receivable Agreement

The holders of PBF LLC Series A Units may from time to time (subject to the terms of the exchange agreement) cause PBF LLC to exchange their remaining PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock on a one-for-one basis. PBF LLC (and each of its subsidiaries classified as a partnership for federal income tax purposes) have in effect an election under Section 754 of the Code effective for each taxable year in which an exchange of PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock occurs. The purchase of PBF LLC Series A Units and exchanges of PBF LLC Series A Units for shares of Class A Common Stock have resulted, and are expected to result, with respect to PBF Energy in increases, that otherwise would not have been available, in the tax basis of the assets of PBF LLC. These increases in tax basis have reduced the amount of tax that PBF Energy would have otherwise been required to pay, and may reduce such tax in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

PBF Energy entered into a tax receivable agreement with the holders of PBF LLC Series A Units and PBF LLC Series B Units (and certain permitted assignees thereof and holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) that provides for the payment from time to time by PBF Energy to such persons of 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to PBF Energy entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of PBF Energy and not of PBF LLC, or any of its subsidiaries.

For purposes of the tax receivable agreement, subject to certain exceptions noted below, the benefit deemed realized by PBF Energy generally is computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF LLC as a result of the purchase or exchanges of PBF LLC Series A Units and had PBF Energy not derived any tax benefits in respect of payments made under the tax receivable agreement. The term of the tax receivable agreement continues until all such tax benefits have been utilized or expired, unless (i) certain changes of control occur as described below, (ii) PBF Energy exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or (iii) PBF Energy breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if PBF Energy had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of any subsequent exchanges of PBF LLC Series A Units—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of PBF LLC at the time of each exchange;

•	the price of shares of PBF Energy’s Class A Common Stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of PBF LLC is affected by the price of shares of PBF Energy’s Class A Common Stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available; and

•	the amount and timing of PBF Energy’s income—PBF Energy generally will be required to pay 85% of the deemed benefits as and when deemed realized.

The amount and timing of PBF Energy’s taxable income, which will affect the amount and timing of the realization of tax benefits that are subject to the tax receivable agreement, depend on numerous factors. For example, if 50% or more of the capital and profits interests in PBF LLC are transferred in a taxable sale or exchange within a period of 12 consecutive months, PBF LLC will undergo, for federal income tax purposes, a “technical termination” that could affect the amount of PBF LLC’s taxable income in any year and the allocation of taxable income among the members of PBF LLC, including PBF Energy. If PBF Energy does not have taxable income, PBF Energy generally is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

PBF Energy expects that the payments that it may make under the tax receivable agreement will be substantial. As of December 31, 2017, PBF Energy has recognized a liability for the tax receivable agreement of $362.1 million reflecting its estimate of the undiscounted amounts that it expects to pay under the agreement due to exchanges that occurred prior to that date, and to range over the next five years from approximately $30.0 million to $65.0 million per year and decline thereafter. Future payments under the agreement by PBF

Energy in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on PBF Energy’s liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the tax receivable agreement exceed the actual benefits PBF Energy realizes in respect of the tax attributes subject to the tax receivable agreement and/or (b) distributions to PBF Energy by PBF LLC are not sufficient to permit PBF Energy to make payments under the tax receivable agreement after PBF Energy has paid its taxes and other obligations. In this regard, the tax receivable agreement gives PBF Energy some flexibility to defer certain payment obligations that are in excess of its then available cash, but the period of any such deferral under the tax receivable agreement may not exceed two years. Such deferred payments would accrue interest at a rate of LIBOR plus 150 basis points. The payments under the tax receivable agreement are not conditioned upon any persons continued ownership of PBF Energy.

In certain instances, as described in the following paragraph, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits realized in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement (or defaults in its obligations thereunder), PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that (i) PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (ii) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, in each of these instances, PBF Energy would be required to make an immediate payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits (based on the foregoing assumptions). Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits PBF Energy realizes in respect of the tax attributes subject to the tax receivable agreement. Assuming that the market value of a share of Class A Common Stock of PBF Energy were to be equal to $35.45, the closing price on December 29, 2017, and that LIBOR were to be 1.85%, PBF Energy estimates that the aggregate amount of these accelerated payments would have been approximately $357.1 million if triggered on such date. In these situations, PBF Energy’s obligations under the tax receivable agreement could have a substantial negative impact on its liquidity and there is no assurance that it will be able to finance these obligations.

Moreover, payments under the tax receivable agreement will be based on tax reporting positions determined in accordance with the tax receivable agreement. PBF Energy will not be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that PBF Energy actually realizes in respect of (i) the increases in tax basis resulting from its purchases or exchanges of PBF LLC Series A Units and (ii) certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Decisions made by the pre-IPO owners of PBF LLC in the course of running PBF Energy’s business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments required to be made under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase the tax liability of the pre-IPO owners of PBF LLC without giving rise to any obligations to make payments under the tax receivable agreement.

Payments are generally due under the tax receivable agreement within a specified period of time following the filing of PBF Energy’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 50 basis points from the due date (without extensions) of such tax return. However, PBF Energy may defer payments under the tax receivable agreement to the extent it does not have available cash to satisfy its payment obligations under the tax receivable agreement as described above.

As described above, payment obligations to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement are obligations of PBF Energy and not obligations of PBF LLC, PBFX, PBF Holding or any other subsidiary. However, because PBF Energy is a holding company with no operations of its own, its ability to make payments under the tax receivable agreement is dependent on its subsidiaries’ ability to make future distributions. For example, specific provisions in the indenture governing the Senior Notes issued by PBF Holding are expected to permit PBF Holding to make distributions that include amounts sufficient to allow PBF Energy to make on-going payments under the tax receivable agreement and to make an accelerated payment in the event of a change of control (however, the indenture permits a distribution on account of such a change of control only so long as PBF Holding offers to purchase all of the notes outstanding at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon). PBF Energy expects to obtain funding for its on-going payments under the tax receivable agreement by causing PBF Holding to make cash distributions to PBF LLC under the relevant provisions of the indenture, and PBF LLC will, in turn, distribute such amounts, generally as tax distributions, on a pro rata basis to its owners. If PBF Energy’s share of the distributions received through these specific provisions of the indenture are insufficient to satisfy its obligations under the tax receivable agreement, it may cause PBF LLC, which in turn will cause PBF Holding, to make distributions in accordance with other provisions of the indenture in order to satisfy such obligations. PBF LLC is also required to include in taxable income PBF LLC’s allocable share of PBFX’s taxable income and gains (such share to be determined pursuant to the partnership agreement of PBFX), regardless of the amount of cash distributions received by PBF LLC from PBF Logistics, and such taxable income and gains will flow-through to PBF Energy to the extent of its allocable share of the taxable income and gains of PBF LLC. As a result, at certain times, including during the subordination period for the PBFX subordinated units, the amount of cash otherwise ultimately available to PBF Energy on account of its indirect interest in PBFX may not be sufficient for PBF Energy to pay the amount of taxes it will owe on account of its indirect interests in PBFX. Based on our estimates of PBF Energy’s obligations under the tax receivable agreement as described above, the amount of distributions on account of PBF Energy’s obligations under the tax receivable agreement are expected to be substantial.

Relationship with PBF Logistics LP

On May 14, 2014, PBF Logistics LP completed its initial public offering. As of March 12, 2018, PBF LLC held a 44.1% limited partner interest (consisting of 18,459,497 common units) in PBFX, with the remaining 55.9% limited partner interest held by the public unit holders. PBF LLC also owns all of the incentive distribution rights and indirectly owns a non-economic general partner interest in PBF Logistics LP, through its wholly-owned subsidiarity, PBF Logistics GP, the general partner of PBF Logistics LP. PBF Energy, through its ownership of PBF LLC, consolidates the financial results of PBF Logistics LP and its subsidiaries and records a noncontrolling interest in its consolidated financial statements representing the economic interest of the unit holders of PBF Logistics LP other than PBF LLC. PBF Logistics LP’s revenues are generated from agreements it has with PBF and its subsidiaries for services rendered to the refining business. PBF Logistics LP generates a limited amount of third party revenue and therefore intersegment related revenues are eliminated in consolidation by PBF Energy.

Statement of Policy Regarding Transactions with Related Persons

All related person transactions will be approved by PBF Energy’s Board of Directors, which has adopted a written policy that applies to transactions with related persons. For purposes of the policy, related person transactions include transactions, arrangements or relationships involving amounts greater than $120,000 in the aggregate in which we are a participant and a related person has a direct or indirect material interest. Related persons are deemed to include directors, director nominees, executive officers, owners of more than five percent of PBF Energy’s common stock, or an immediate family member of the preceding group. The policy provides that PBF Energy’s Audit Committee will be responsible for the review and approval or ratification of all related-person transactions.

PBF Energy’s Audit Committee will review the material facts of all related person transactions that require the committee’s approval and either approve or disapprove of the entry into the related person transaction, subject to certain exceptions described below. The policy prohibits any of PBF Energy’s directors from participating in any discussion or approval of a related person transaction for which such director is a related person, except that such director is required to provide all material information concerning the interested transaction to the committee. As part of its review and approval of a related person transaction, PBF Energy’s Audit Committee will consider whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-person’s interest in the transaction and any other matters the committee deems appropriate.

PBF Energy’s related person transactions policy does not apply to: (1) employment of executive officers if the compensation is disclosed in PBF Energy’s proxy statement or approved by the Compensation Committee; (2) director compensation that is disclosed in PBF Energy’s proxy statement; (3) pro rata payments arising solely from the ownership of PBF Energy’s equity securities; (4) certain indebtedness arising from ordinary course transactions or with owners of more than five percent of PBF Energy’s Class A common stock; (5) transactions where the rates or charges are determined by competitive bids; (6) certain charitable contributions; (7) regulated transactions; and (8) certain financial services.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax considerations relevant to the exchange of old notes for new notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. Some holders (including financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities, persons whose functional currency is not the United States dollar, or persons who hold the notes as part of a hedge, “straddle,” integrated transaction or similar transaction) may be subject to special rules not discussed below. We recommend that each holder consult its own tax advisor as to the particular tax consequences of exchanging such holder’s old notes for new notes, including the applicability and effect of any foreign, state, local or other tax laws, tax treaties and estate or gift tax considerations.

Subject to the limitations, qualifications and assumptions set forth in the registration statement of which this prospectus forms a part (including Exhibit 8.1 thereto), it is the opinion of Kramer Levin Naftalis & Frankel LLP that the exchange of old notes for new notes pursuant to the exchange offer will not be a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder will not recognize gain or loss for United States federal income tax purposes upon receipt of a new note pursuant to the exchange offer, the holder’s holding period in the new note will include the holding period of the old note exchanged therefor, and the holder’s basis in the new note will be the same as its basis in the corresponding old note immediately before the exchange.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes (and the exchange of old notes for new notes) by employee benefit plans that are subject to the fiduciary responsibility requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to Title I of ERISA or Section 4975 of the Code but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes (or the exchange of old notes for new notes) with a portion of the assets of any Plan, a fiduciary should determine whether the purchase and holding of a new note is consistent with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Each Plan should consider the fact that none of the issuers, the initial purchasers nor any of their respective affiliates (the “Transaction Parties”) will act as a fiduciary to any Plan with respect to the decision to acquire new notes and is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision. The decision to acquire new notes must be made by each prospective Plan purchaser on an arm’s length basis. In addition, each ERISA Plan acquiring new notes must generally be represented by a fiduciary independent of the Transaction Parties (which may not be an owner of, or a relative of an owner of, an IRA, in the case of an investor that is an IRA) that (i) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the new notes, (ii) has exercised independent judgment in evaluating whether to invest the assets of such ERISA Plan in the new notes and (iii) is a bank regulated by the United States or any State, an insurance carrier licensed by more than one State to manage the assets of ERISA Plans, a U.S. registered investment adviser, a U.S. registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (including the exchange of old notes for new notes) by an ERISA Plan with respect to which any of the issuers, the guarantors or any of their respective affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to provide exemptive relief for direct or indirect prohibited transactions arising in connection with the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions directed by independent qualified professional asset managers, PTCE 90-1 respecting investments by insurance company pooled separate accounts, PTCE 91-38 respecting investments by bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions directed by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. Each of these exemptions contains conditions and limitations on its application. Thus, the fiduciaries of a Plan that is considering acquiring and/or holding the new notes in reliance on any of these, or any other, exemptions should carefully review the exemptions and consult with their counsel to confirm that it is applicable. There can be no, and we do not provide any, assurance that all of the conditions of any of these, or any other, exemptions will be satisfied.

Because of the foregoing, the new notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of old notes for new notes) will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Representation

Accordingly, by its purchase and acceptance of a new note (or any interest therein) (including an exchange of old notes for new notes), each purchaser and subsequent transferee of a new note (or any interest therein) will be deemed to have represented and warranted by its purchase and holding of notes that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes (or any interest therein) constitutes assets of any Plan or (ii) the purchase and holding of the notes (or any interest therein) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws, and if it is an ERISA Plan, the decision to acquire and hold the new notes (or any interest therein) has been made by a duly authorized fiduciary (each, a “Plan Fiduciary”) who is independent of the Transaction Parties, which Plan Fiduciary (A) is a fiduciary under ERISA or the Code, or both, with respect to the decision to acquire and hold the new notes, (B) is not an IRA owner or a relative of an IRA owner (in the case of an IRA), (C) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the new notes, (D) has exercised independent judgment in evaluating whether to invest the adviser, a U.S. registered broker-dealer, a bank regulated by the United States or any State, or an insurance company licensed by more than one State to manage the assets of ERISA Plans or an independent fiduciary with at least $50 million of assets under management or control as specified in 29 C.F.R. Section 2510.3-21(c)(1)(i).

The foregoing discussion is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing or holding the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the notes. The sale of a note to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 3, 2018, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letters of transmittal state that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the new notes and the related guarantees offered in this exchange offer will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

The consolidated financial statements of PBF Logistics LP and subsidiaries, incorporated in this prospectus by reference from PBF Logistics LP’s Annual Report on Form 10-K for the year ended December 31, 2017, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Torrance Valley Pipeline Company LLC, incorporated in this prospectus by reference from PBF Logistics LP’s Annual Report on Form 10-K for the year ended December 31, 2017, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of PBF Energy Company LLC and subsidiaries, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an emphasis of a matter paragraph referring to the limited guarantee of collection of the principal amount provided by PBF Energy Company LLC for PBF Logistics LP’s 6.875% Senior Notes due 2023). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To PBF Energy Inc., the Managing Member of

PBF Energy Company LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PBF Energy Company LLC and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 9 to the consolidated financial statements, PBF Energy Company LLC has provided a limited guarantee of collection of the principal amount of PBF Logistics LP’s 6.875% Senior Notes due 2023.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

March 12, 2018

We have served as the Company’s auditor since 2011.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit data)

	December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents (PBFX: $19,664 and $64,221, respectively)	$562,036	$734,962
Accounts receivable	952,552	620,175
Inventories	2,213,797	1,863,560
Marketable securities—current (PBFX: $0 and $40,024, respectively)	—	40,024
Prepaid and other current assets	51,799	41,998

Total current assets	3,780,184	3,300,719
Property, plant and equipment, net (PBFX: $673,823 and $608,802, respectively)	3,479,213	3,328,770
Deferred charges and other assets, net	779,588	504,003

Total assets	$8,038,985	$7,133,492

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$578,551	$535,877
Accrued expenses	1,824,394	1,478,246
Deferred revenue	8,933	13,292
Note payable	5,621	—
Current debt (PBFX: $0 and $39,664, respectively)	10,987	39,664

Total current liabilities	2,428,486	2,067,079
Long-term debt (PBFX: $548,793 and $532,011, respectively)	2,175,042	2,108,570
Intercompany note payable	292,844	190,093
Deferred tax liabilities	33,155	45,699
Other long-term liabilities	225,845	229,121

Total liabilities	5,155,372	4,640,562
Commitments and contingencies (Note 14)
Series B Units, 1,000,000 issued and outstanding, no par or stated value	5,110	5,110
Equity:
Series A Units, 3,767,464 and 3,920,902 issued and outstanding, as of December 31, 2017 and 2016, no par or stated value	40,058	42,963
Series C Units, 110,586,762 and 109,204,047 issued and outstanding, as of December 31, 2017 and 2016, no par or stated value	1,654,999	1,630,136
Treasury stock, at cost	(152,585)	(151,547)
Retained earnings	906,875	545,261
Accumulated other comprehensive loss	(26,936)	(25,962)

Total PBF Energy Company LLC equity	2,422,411	2,040,851
Noncontrolling interest	456,092	446,969

Total equity	2,878,503	2,487,820

Total liabilities, Series B units and equity	$8,038,985	$7,133,492

See notes to consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Revenues	$21,786,637	$15,920,424	$13,123,929
Cost and expenses:
Cost of products and other	18,863,621	13,598,341	11,481,614
Operating expenses (excluding depreciation and amortization expense as reflected below)	1,685,611	1,423,198	904,525
Depreciation and amortization expense	277,992	216,341	187,729

Cost of sales	20,827,224	15,237,880	12,573,868
General and administrative expenses (excluding depreciation and amortization expense as reflected below)	214,448	166,252	180,310
Depreciation and amortization expense	12,964	5,835	9,688
Loss (gain) on sale of assets	1,458	11,374	(1,004)

Total cost and expenses	21,056,094	15,421,341	12,762,862

Income from operations	730,543	499,083	361,067
Other income (expense)
Change in fair value of catalyst leases	(2,247)	1,422	10,184
Debt extinguishment costs	(25,451)	—	—
Interest expense, net	(162,383)	(155,819)	(109,411)

Income before income taxes	540,462	344,686	261,840
Income tax (benefit) expense	(10,783)	23,689	648

Net income	551,245	320,997	261,192
Less: net income attributable to noncontrolling interests	51,168	40,109	34,880

Net income attributable to PBF Energy Company LLC	$500,077	$280,888	$226,312

See notes to consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Net income	$551,245	$320,997	$261,192
Other comprehensive (loss) income:
Unrealized (loss) gain on available for sale securities	(24)	(42)	124
Net (loss) gain on pension and other post-retirement benefits	(950)	(2,550)	1,982

Total other comprehensive (loss) income	(974)	(2,592)	2,106

Comprehensive income	550,271	318,405	263,298
Less: Comprehensive income attributable to noncontrolling interests	51,168	40,109	34,880

Comprehensive income attributable to PBF Energy Company LLC	$499,103	$278,296	$228,418

See notes to consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except unit data)

	Series A		Series C		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Treasury Stock	Total Members’ Equity
	Units	Amount	Units	Amount
Balance, January 1, 2015	9,170,696	$91,179	81,981,119	$865,954	$(26,876)	$528,942	$336,369	$(142,731)	$1,652,837
Comprehensive Income	—	—	—	—	2,106	226,312	34,880	—	263,298
Exercise of Series A warrants and options	148,493	(2,707)	12,766	2,797	—	—	—	—	90
Exchange of Series A units for PBF Energy Class A common stock	(529,178)	—	529,178	—	—	—	—	—	—
Purchase of Series C units in connection with the October 2015 Equity Offering	—	—	11,500,000	345,000	—	—	—	—	345,000
Distribution to members	—	—	—	—	—	(350,658)	(23,458)	—	(374,116)
Issuance of additional PBFX common units	—	636	—	10,754	—	—	(11,390)	—	—
Reclassification of Series A units in connection with secondary public offering of PBF Energy Inc.	(3,804,653)	(38,047)	3,804,653	38,047	—	—	—	—	—
Stock based compensation	—	—	238,988	9,218	—	—	4,279	—	13,497
Noncontrolling interest acquired in Chalmette Acquisition	—	—	—	—	—	—	16,951	—	16,951
Treasury stock purchases	—	—	(284,771)	—	—	—	—	(8,073)	(8,073)
Other	—	—	—	—	—	—	(89)	—	(89)

Balance, December 31, 2015	4,985,358	51,061	97,781,933	1,271,770	(24,770)	404,596	357,542	(150,804)	1,909,395
Comprehensive Income	—	—	—	—	(2,592)	280,888	40,109	—	318,405
Exercise of Series A warrants and options	25,550	(8,173)	11,650	8,001	—	—	—	—	(172)
Exchange of Series A units for PBF Energy Class A common stock	(1,090,006)	—	1,090,006	1,058	—	—	—	—	1,058
December equity offering	—	—	10,000,000	275,300	—	—	—	—	275,300
Distribution to members	—	—	—	—	—	(139,433)	(33,714)	—	(173,147)
Effects of issuance of additional PBFX common units	—	—	—	54,944	—	—	83,434	—	138,378
Grant of restricted shares	—	—	320,458	743	—	—	—	—	743
Stock based compensation	—	—	—	18,296	—	—	4,360	—	22,656
Treasury stock purchases	—	—	—	—	—	—	—	(743)	(743)
Other	—	75	—	24	1,400	(790)	(4,762)	—	(4,053)

Balance, December 31, 2016	3,920,902	$42,963	109,204,047	$1,630,136	$(25,962)	$545,261	$446,969	$(151,547)	$2,487,820

See notes to consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

(in thousands, except unit data)

	Series A		Series C		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Treasury Stock	Total Members’ Equity
	Units	Amount	Units	Amount
Balance, December 31, 2016	3,920,902	$42,963	109,204,047	$1,630,136	$(25,962)	$545,261	$446,969	$(151,547)	$2,487,820
Comprehensive Income	—	—	—	—	(974)	500,077	51,168	—	550,271
Exercise of Series A warrants and options	64,373	(598)	462,500	—	—	—	—	—	(598)
Exchange of Series A units for PBF Energy Class A common stock	(217,811)	(2,307)	217,811	2,307	—	—	—	—	—
Distribution to members	—	—	—	—	—	(136,367)	(46,436)	—	(182,803)
Grant of restricted shares	—	—	702,404	1,038	—	—	—	—	1,038
Stock based compensation	—	—	—	21,503	—	—	5,345	—	26,848
Treasury stock purchases	—	—	—	—	—	—	—	(1,038)	(1,038)
Other	—	—	—	15	—	(2,096)	(954)	—	(3,035)

Balance, December 31, 2017	3,767,464	$40,058	110,586,762	$1,654,999	$(26,936)	$906,875	$456,092	$(152,585)	$2,878,503

See notes to consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income	$551,245	$320,997	$261,192
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	299,860	232,948	207,004
Stock-based compensation	26,848	22,656	13,497
Change in fair value of catalyst leases	2,247	(1,422)	(10,184)
Deferred income taxes	(12,526)	19,802	—
Non-cash change in inventory repurchase obligations	13,779	29,453	63,389
Non-cash lower of cost or market inventory adjustment	(295,532)	(521,348)	427,226
Debt extinguishment costs	25,451	—	—
Pension and other post-retirement benefit costs	42,242	37,986	26,982
Loss (gain) on sale of assets	1,458	11,374	(1,004)
Changes in operating assets and liabilities:
Accounts receivable	(332,377)	(165,416)	97,636
Inventories	(54,705)	236,602	(271,892)
Prepaid and other current assets	(9,908)	15,072	(18,298)
Accounts payable	34,634	217,536	(24,291)
Accrued expenses	358,527	222,805	(34,018)
Deferred revenue	(4,359)	9,249	2,816
Other assets and liabilities	(52,915)	(18,322)	(36,791)

Net cash provided by operations	593,969	669,972	703,264
Cash flows from investing activities:
Acquisition of Torrance refinery and related logistics assets	—	(971,932)	—
Acquisition of Chalmette Refining, net of cash acquired	—	(2,659)	(565,304)
Expenditures for property, plant and equipment	(306,681)	(298,737)	(353,964)
Expenditures for deferred turnaround costs	(379,114)	(198,664)	(53,576)
Expenditures for other assets	(31,143)	(42,506)	(8,236)
Acquisition of Toledo Products Terminal by PBFX	(10,097)	—	—
PBFX Plains Asset Purchase	—	(98,373)	—
Proceeds from sale of assets	—	24,692	168,270
Purchase of marketable securities	(75,036)	(1,909,965)	(2,067,286)
Maturities of marketable securities	115,060	2,104,209	2,067,983

Net cash used in investing activities	$(687,011)	$(1,393,935)	$(812,113)

See notes to consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Cash flows from financing activities:
Proceeds from sale of PBF LLC Series C units, net of underwriters’ discount and commissions	$—	$275,300	$345,000
Proceeds from issuance of PBF Logistics LP common units, net of underwriters’ discount and commissions	—	138,378	—
Distribution to T&M and Collins shareholders	(1,800)	—	—
Distributions to PBF Logistics LP public unitholders	(43,510)	(32,806)	(22,830)
Distributions to PBF Energy Company LLC members	(136,270)	(139,682)	(350,658)
Proceeds from 2025 7.25% Senior Notes	725,000	—	—
Cash paid to extinguish 2020 8.25% Senior Secured Notes	(690,209)	—	—
Proceeds from revolver borrowings	490,000	550,000	170,000
Repayments of revolver borrowings	(490,000)	(200,000)	(170,000)
Proceeds from Rail Facility revolver borrowings	—	—	102,075
Repayments of Rail Facility revolver borrowings	—	(67,491)	(71,938)
Proceeds from PBF Rail Term Loan	—	35,000	—
Repayment of PBF Rail Term Loan	(6,633)	—	—
Proceeds from Intercompany Loan with PBF Energy Inc.	102,751	—	104,870
Repayment of Intercompany Loan with PBF Energy Inc.	—	(24,531)	—
Proceeds from 2023 Senior Secured Notes	—	—	500,000
Proceeds from PBFX revolver borrowings	20,000	194,700	24,500
Repayments of PBFX revolver borrowings	(179,500)	(30,000)	(275,100)
Repayments of PBFX Term Loan borrowings	(39,664)	(194,536)	(700)
Proceeds from 2023 6.875% PBFX Senior Notes	178,500	—	350,000
Repayments of note payable	(1,210)	—	—
Additional catalyst lease	10,830	15,586	—
Purchases of treasury stock	(1,038)	(743)	(8,073)
Deferred financing costs and other	(17,131)	886	(17,213)

Net cash (used in) provided by financing activities	(79,884)	520,061	679,933
Net (decrease) increase in cash and cash equivalents	(172,926)	(203,902)	571,084
Cash and equivalents, beginning of period	734,962	938,864	367,780

Cash and equivalents, end of period	$562,036	$734,962	$938,864

Supplemental cash flow disclosures
Non-cash activities:
Conversion of Delaware Economic Development Authority loan to grant	$—	$4,000	$4,000
Note payable issued for purchase of property, plant and equipment	6,831	—	—
Accrued and unpaid capital expenditures	26,805	35,595	7,974
Cash paid during year for:
Interest, net of capitalized interest of $7,156, $8,452 and $3,529 in 2017, 2016 and 2015, respectively	166,538	137,599	96,863
Income taxes	—	2,449	—

See notes to consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

PBF Energy Company LLC (“PBF LLC”), a Delaware limited liability company, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Energy Inc. (“PBF Energy”) is the sole managing member of, and owner of an equity interest representing approximately 96.7% of the outstanding economic interest in PBF LLC as of December 31, 2017, with the remaining economic interests held by the members of PBF LLC other than PBF Energy. PBF Holding Company LLC (“PBF Holding”) is a wholly-owned subsidiary of PBF LLC. PBF Investments LLC (“PBF Investments”), Toledo Refining Company LLC (“Toledo Refining” or “TRC”), Paulsboro Refining Company LLC (“Paulsboro Refining” or “PRC”), Delaware City Refining Company LLC (“Delaware City Refining” or “DCR”), Chalmette Refining, L.L.C. (“Chalmette Refining”), PBF Western Region LLC (“PBF Western Region”), Torrance Refining Company LLC (“Torrance Refining”) and Torrance Logistics Company LLC are PBF LLC’s principal operating subsidiaries and are all wholly-owned subsidiaries of PBF Holding. In addition, PBF LLC, through Chalmette Refining, holds an 80% interest in and consolidates Collins Pipeline Company and T&M Terminal Company.

PBF LLC also consolidates a publicly traded master limited partnership, PBF Logistics LP (“PBFX”). PBF Logistics GP LLC (“PBF GP”) owns the noneconomic general partner interest and serves as the general partner of PBFX and is wholly-owned by PBF LLC. PBF LLC consolidates the financial results of PBFX and its subsidiaries and records a noncontrolling interest in its consolidated financial statements representing the economic interests of PBFX’s unit holders other than PBF LLC (refer to Note 16 “Noncontrolling Interests” to the consolidated financial statements). Collectively, PBF LLC and its consolidated subsidiaries, including PBF Holding, PBF GP and PBFX are referred to hereinafter as the “Company” unless the context otherwise requires.

Substantially all of the Company’s operations are in the United States. The Company operates in two reportable business segments: Refining and Logistics. The Company’s oil refineries are all engaged in the refining of crude oil and other feedstocks into petroleum products, and are aggregated into the Refining segment. PBFX is a publicly traded master limited partnership that was formed to operate logistical assets such as crude oil and refined petroleum products terminals, pipelines, and storage facilities. PBFX’s operations are aggregated into the Logistics segment. To generate earnings and cash flows from operations, the Company is primarily dependent upon processing crude oil and selling refined petroleum products at margins sufficient to cover fixed and variable costs and other expenses. Crude oil and refined petroleum products are commodities; and factors largely out of the Company’s control can cause prices to vary over time. The potential margin volatility can have a material effect on the Company’s financial position, earnings and cash flow.

Public Offerings

In connection with certain secondary offerings completed in 2015, 2014 and 2013, investment funds associated with the initial investors in PBF LLC exchanged all of their PBF LLC Series A Units for an equal number of shares of PBF Energy Class A common stock which were subsequently sold to the public and, accordingly, no longer hold any PBF LLC Series A Units. The holders of PBF LLC Series B Units, which include certain current and former executive officers of PBF Energy, had the right to receive a portion of the proceeds of the sale of the PBF Energy Class A common stock by Blackstone and First Reserve. PBF LLC did not receive any proceeds from any of the secondary offerings.

Certain other follow-on equity offerings were made to the public. On October 13, 2015, PBF Energy completed a public offering of an aggregate of 11,500,000 shares of its Class A common stock, including 1,500,000 shares of

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

its Class A common stock that was sold pursuant to the exercise of an over-allotment option, for net proceeds of $344,000, after deducting underwriting discounts and commissions and other offering expenses (the “October 2015 Equity Offering”). Additionally, on December 19, 2016, PBF Energy completed a public offering of an aggregate of 10,000,000 shares of Class A common stock for net proceeds of $274,300, after deducting underwriting discounts and commissions and other offering expenses (the “December 2016 Equity Offering”). Net proceeds from the October 2015 Equity Offering and the December 2016 Equity Offering were subsequently used to purchase an equivalent amount of PBF LLC Series C Units.

As a result of the equity offerings described above and certain other transactions such as stock option exercises, as of December 31, 2017, the Company now owns 110,586,762 PBF LLC Series C Units and the Company’s current and former executive officers and directors and certain employees beneficially own 3,767,464 PBF LLC Series A Units, and the holders of our issued and outstanding shares of Class A common stock have 96.7% of the voting power in the Company and the members of PBF LLC other than PBF Energy through their holdings of Class B common stock have the remaining 3.3% of the voting power in the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation

These consolidated financial statements include the accounts of PBF LLC and subsidiaries in which PBF LLC has a controlling interest. All intercompany accounts and transactions have been eliminated in consolidation.

Change in Presentation

The Company has revised the presentation of certain line items on its consolidated statements of operations to enhance its disclosure under the requirements of Rule 5-03 of Regulation S-X. The revised presentation is comprised of the inclusion of a subtotal within costs and expenses referred to as “Cost of sales” and the reclassification of total depreciation and amortization expense between such amounts attributable to cost of sales and other operating costs and expenses. The amount of depreciation and amortization expense that is presented separately within the “Cost of Sales” subtotal represents depreciation and amortization of refining and logistics assets that are integral to the refinery production process.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The historical comparative information has been revised to conform to the current presentation. This revised presentation does not have an effect on the Company’s historical consolidated income from operations or net income, nor does it have any impact on its consolidated balance sheets, statements of comprehensive income, statements of changes in equity or statements of cash flows. Presented below is a summary of the effects of this revised presentation on the Company’s historical statements of operations for the year ended December 31, 2015 (in thousands):

	Year Ended December 31, 2015
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$11,481,614	—	$11,481,614
Operating expenses (excluding depreciation and amortization expense as reflected below)	904,525	—	904,525
Depreciation and amortization expense	—	187,729	187,729

Cost of sales			12,573,868
General and administrative expenses (excluding depreciation and amortization expense as reflected below)	180,310	—	180,310
Depreciation and amortization expense	197,417	(187,729)	9,688
Gain on sale of assets	(1,004)	—	(1,004)

Total cost and expenses	$12,762,862		$12,762,862

Cost Classifications

Cost of products and other consists of the cost of crude oil, other feedstocks, blendstocks and purchased refined products and the related in-bound freight and transportation costs.

Operating expenses (excluding depreciation and amortization) consists of direct costs of labor, maintenance and services, utilities, property taxes, environmental compliance costs and other direct operating costs incurred in connection with our refining operations. Such expenses exclude depreciation related to refining and logistics assets that are integral to the refinery production process, which is presented separately as Depreciation and amortization expense as a component of Cost of sales on the Company’s consolidated statements of operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Actual results could differ from those estimates.

Business Combinations

We use the acquisition method of accounting for the recognition of assets acquired and liabilities assumed in business combinations at their estimated fair values as of the date of acquisition. Any excess consideration

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

transferred over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is required in estimating the fair value of assets acquired. As a result, in the case of significant acquisitions, we obtain the assistance of third-party valuation specialists in estimating fair values of tangible and intangible assets based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount of the cash equivalents approximates fair value due to the short-term maturity of those instruments.

Marketable Securities

Debt or equity securities are classified into the following reporting categories: held-to-maturity, trading or available-for-sale securities. The Company does not routinely sell marketable securities prior to their scheduled maturity dates. Some of the Company’s investments may be held and restricted for the purpose of funding future capital expenditures and acquisitions. Such investments are classified as available-for-sale marketable securities as they may occasionally be sold prior to their scheduled maturity dates due to the unexpected timing of cash needs. The carrying value of these marketable securities approximates fair value and is measured using Level 1 inputs (as defined below). The terms of the marketable securities range from one to three months and were classified on the balance sheet as current assets for the year ended December 31, 2016.

The marketable securities were fully liquidated as of December 31, 2017 and the PBFX Term Loan (as defined below) that they collateralized was repaid in full during the year ended December 31, 2017.

Concentrations of Credit Risk

For the years ended December 31, 2017, 2016 and 2015, no single customer amounted to greater than or equal to 10% of the Company’s revenues.

No single customer accounted for 10% or more of our total trade accounts receivable as of December 31, 2017 or December 31, 2016.

Revenue, Deferred Revenue and Accounts Receivable

The Company sells various refined products primarily through its refinery subsidiaries and recognizes revenue related to the sale of products when there is persuasive evidence of an agreement, the sales prices are fixed or determinable, collectability is reasonably assured and when products are shipped or delivered in accordance with their respective agreements. Revenue for services is recorded when the services have been provided. Certain of the Company’s refineries have product offtake agreements with third-parties under which these third parties purchase a portion of the refineries’ daily gasoline production. The refineries also sell their products through short-term contracts or on the spot market.

On May 4, 2017 and September 8, 2017, PBF Holding and its subsidiaries, DCR and PRC, entered into amendments to the inventory intermediation agreements (as amended in the second and third quarters of 2017,

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

the “A&R Intermediation Agreements”) with J. Aron & Company, a subsidiary of The Goldman Sachs Group, Inc. (“J. Aron”), pursuant to which certain terms of the existing inventory intermediation agreements were amended, including, among other things, pricing and an extension of the terms. As a result of the amendments (i) the A&R Intermediation Agreement by and among J. Aron, PBF Holding and PRC relating to the Paulsboro refinery extends the term to December 31, 2019, which term may be further extended by mutual consent of the parties to December 31, 2020 and (ii) the A&R Intermediation Agreement by and among J. Aron, PBF Holding and DCR relating to the Delaware City refinery extends the term to July 1, 2019, which term may be further extended by mutual consent of the parties to July 1, 2020.

Pursuant to each A&R Intermediation Agreement, J. Aron will continue to purchase and hold title to certain of the intermediate and finished products (the “Products”) produced by the Paulsboro and Delaware City refineries (the “Refineries”), respectively, and delivered into tanks at the Refineries. Furthermore, J. Aron agrees to sell the Products back to Paulsboro refinery and Delaware City refinery as the Products are discharged out of the Refineries’ tanks. These purchases and sales were settled monthly at the daily market prices related to those products. These transactions were considered to be made in contemplation of each other and, accordingly, did not result in the recognition of a sale when title passes from the refineries to J. Aron. Additionally, J. Aron has the right to store the Products purchased in tanks under the A&R Intermediation Agreements and will retain these storage rights for the term of the agreements. PBF Holding will continue to market and sell the Products independently to third parties.

Accounts receivable are carried at invoiced amounts. An allowance for doubtful accounts is established, if required, to report such amounts at their estimated net realizable value. In estimating probable losses, management reviews accounts that are past due and determines if there are any known disputes. There was no allowance for doubtful accounts at December 31, 2017 and 2016.

Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis.

Inventory

Inventories are carried at the lower of cost or market. The cost of crude oil, feedstocks, blendstocks and refined products are determined under the last-in first-out (“LIFO”) method using the dollar value LIFO method with increments valued based on average purchase prices during the year. The cost of supplies and other inventories is determined principally on the weighted average cost method.

Property, Plant and Equipment

Property, plant and equipment additions are recorded at cost. The Company capitalizes costs associated with the preliminary, pre-acquisition and development/construction stages of a major construction project. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate of total borrowings. The Company also capitalizes costs incurred in the acquisition and development of software for internal use, including the costs of software, materials, consultants and payroll-related costs for employees incurred in the application development stage.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Depreciation is computed using the straight-line method over the following estimated useful lives:

Process units and equipment	5-25 years
Pipeline and equipment	5-25 years
Buildings	25 years
Computers, furniture and fixtures	3-7 years
Leasehold improvements	20 years
Railcars	50 years

Maintenance and repairs are charged to operating expenses as they are incurred. Improvements and betterments, which extend the lives of the assets, are capitalized.

Deferred Charges and Other Assets, Net

Deferred charges and other assets include refinery turnaround costs, catalyst, precious metals catalyst, linefill, deferred financing costs and intangible assets. Refinery turnaround costs, which are incurred in connection with planned major maintenance activities, are capitalized when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs (generally 3 to 5 years).

Precious metals catalyst and linefill are considered indefinite-lived assets as they are not expected to deteriorate in their prescribed functions. Such assets are assessed for impairment in connection with the Company’s review of its long-lived assets as indicators of impairment develop.

Deferred financing costs are capitalized when incurred and amortized over the life of the loan (generally 1 to 8 years).

Intangible assets with finite lives primarily consist of emission credits and permits and are amortized over their estimated useful lives (generally 1 to 10 years).

Long-Lived Assets and Definite-Lived Intangibles

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment is evaluated by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. If such analysis indicates that the carrying value of the long-lived assets is not considered to be recoverable, the carrying value is reduced to the fair value.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management’s assumptions, which could produce different results.

Asset Retirement Obligations

The Company records an asset retirement obligation at fair value for the estimated cost to retire a tangible long-lived asset at the time the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when it has a legal or contractual obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

reasonable estimate cannot be made at the time the liability is incurred, the Company will record the liability when sufficient information is available to estimate the liability’s fair value. Certain of the Company’s asset retirement obligations are based on its legal obligation to perform remedial activity at its refinery sites when it permanently ceases operations of the long-lived assets. The Company therefore considers the settlement date of these obligations to be indeterminable. Accordingly, the Company cannot calculate an associated asset retirement liability for these obligations at this time. The Company will measure and recognize the fair value of these asset retirement obligations when the settlement date is determinable.

Environmental Matters

Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable future costs using currently available technology and applying current regulations, as well as the Company’s own internal environmental policies. The measurement of environmental remediation liabilities may be discounted to reflect the time value of money if the aggregate amount and timing of cash payments of the liabilities are fixed or reliably determinable. The actual settlement of the Company’s liability for environmental matters could materially differ from its estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

Stock-Based Compensation

Stock-based compensation includes the accounting effect of options to purchase PBF Energy Class A common stock granted by the Company to certain employees, Series A warrants issued or granted by PBF LLC to employees in connection with their acquisition of PBF LLC Series A units, options to acquire Series A units of PBF LLC granted by PBF LLC to certain employees, Series B units of PBF LLC that were granted to certain members of management and restricted PBF LLC Series A Units and restricted PBF Energy Class A common stock granted to certain directors and officers. The estimated fair value of the options to purchase PBF Energy Class A common stock and the PBF LLC Series A warrants and options is based on the Black-Scholes option pricing model and the fair value of the PBF LLC Series B units is estimated based on a Monte Carlo simulation model. The estimated fair value is amortized as stock-based compensation expense on a straight-line method over the vesting period and included in general and administration expense with forfeitures recognized in the period they occur.

Additionally, stock-based compensation also includes unit-based compensation provided to certain officers, non-employee directors and seconded employees of PBFX’s general partner, PBF GP, or its affiliates, consisting of PBFX phantom units. The fair value of PBFX’s phantom units are measured based on the fair market value of the underlying common units on the date of grant based on the common unit closing price on the grant date. The estimated fair value of PBFX’s phantom units is amortized over the vesting period using the straight-line method. Awards vest over a four year service period. The phantom unit awards may be settled in common units, cash or a combination of both. Expenses related to unit-based compensation are also included in general and administrative expenses with forfeitures recognized in the period they occur.

Income Taxes

As PBF LLC is a limited liability company treated as a “flow-through” entity for income tax purposes, there is no benefit or provision for federal or state income tax in the accompanying financial statements apart from the

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

income taxes attributable to two subsidiaries acquired in connection with the acquisition of Chalmette Refining and the Company’s wholly-owned Canadian subsidiary, PBF Energy Limited (“PBF Ltd.”). The two subsidiaries acquired in connection with the Chalmette Acquisition are treated as C-corporations for tax purposes.

The Federal tax returns for all years since 2014 and state tax returns for all years since 2013 or 2014 are subject to examination by the respective tax authorities.

Pension and Other Post-Retirement Benefits

The Company recognizes an asset for the overfunded status or a liability for the underfunded status of its pension and post-retirement benefit plans. The funded status is recorded within other long-term liabilities or assets. Changes in the plans’ funded status are recognized in other comprehensive income in the period the change occurs.

Fair Value Measurement

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values derived from Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values derived from Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are either directly or indirectly observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. In some valuations, the inputs may fall into different levels in the hierarchy. In these cases, the asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements.

Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. The Company’s non-derivative financial instruments that are included in current assets and current liabilities are recorded at cost in the consolidated balance sheets. The estimated fair value of these financial instruments approximates their carrying value due to their short-term nature. Derivative instruments are recorded at fair value in the consolidated balance sheets.

The Company’s commodity contracts are measured and recorded at fair value using Level 1 inputs based on quoted prices in an active market, Level 2 inputs based on quoted market prices for similar instruments, or Level 3 inputs based on third party sources and other available market based data. The Company’s catalyst lease obligation and derivatives related to the Company’s crude oil and feedstocks and refined product purchase obligations are measured and recorded at fair value using Level 2 inputs on a recurring basis, based on observable market prices for similar instruments.

Derivative Instruments

The Company is exposed to market risk, primarily related to changes in commodity prices for the crude oil and feedstocks used in the refining process as well as the prices of the refined products sold. The accounting treatment for commodity contracts depends on the intended use of the particular contract and on whether or not the contract meets the definition of a derivative.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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All derivative instruments, not designated as normal purchases or sales, are recorded in the balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of derivative instruments that either are not designated or do not qualify for hedge accounting treatment or normal purchase or normal sale accounting are recognized currently in earnings. Contracts qualifying for the normal purchase and sales exemption are accounted for upon settlement. Cash flows related to derivative instruments that are not designated or do not qualify for hedge accounting treatment are included in operating activities.

The Company designates certain derivative instruments as fair value hedges of a particular risk associated with a recognized asset or liability. At the inception of the hedge designation, the Company documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. Derivative gains and losses related to these fair value hedges, including hedge ineffectiveness, are recorded in cost of sales along with the change in fair value of the hedged asset or liability attributable to the hedged risk. Cash flows related to derivative instruments that are designated as fair value hedges are included in operating activities.

Economic hedges are hedges not designated as fair value or cash flow hedges for accounting purposes that are used to (i) manage price volatility in certain refinery feedstock and refined product inventories, and (ii) manage price volatility in certain forecasted refinery feedstock purchases and refined product sales. These instruments are recorded at fair value and changes in the fair value of the derivative instruments are recognized currently in cost of sales.

Derivative accounting is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives, determination of the fair value of derivatives, documentation of hedge relationships, assessment and measurement of hedge ineffectiveness and election and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on the Company’s earnings.

Recently Adopted Accounting Guidance

Effective January 1, 2017, the Company adopted Accounting Standard Update (“ASU”) No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-06”). ASU 2016-6 was issued in March 2016 by the Financial Accounting Standards Board (“FASB”) to increase consistency in practice in applying guidance on determining if an embedded derivative is clearly and closely related to the economic characteristics of the host contract, specifically for assessing whether call (put) options that can accelerate the repayment of principal on a debt instrument meet the clearly and closely related criterion. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

Effective January 1, 2017, the Company adopted ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 was issued by the FASB in March 2016 to simplify certain aspects of the accounting for share-based payments to employees. The guidance in ASU 2016-09 requires all income tax effects of awards to be recognized in the income statement when the awards vest or are settled rather than recording excess tax benefits or deficiencies in additional paid-in capital. The guidance in ASU 2016-09 also allows an employer to repurchase more of an employee’s shares than it could prior to its adoption for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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Effective January 1, 2017, the Company adopted ASU No. 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control” (“ASU 2016-17”). ASU 2016-17 was issued by the FASB in October 2016 to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (“VIE”) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments in this ASU do not change the characteristics of a primary beneficiary in current GAAP. The amendments in this ASU require that a reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which provides guidance to assist entities with evaluating when a set of transferred assets and activities is a business. Under ASU 2017-01, it is expected that the definition of a business will be narrowed and more consistently applied. ASU 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The amendments in this ASU should be applied prospectively on or after the effective date. Early adoption of ASU 2017-01 is permitted and the Company early adopted the new standard in its consolidated financial statements and related disclosures effective January 1, 2017. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” requiring revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for these goods or services. The new guidance supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition”, and most industry-specific guidance. The Company has adopted this new standard effective January 1, 2018, using the modified retrospective application, whereby a cumulative effect adjustment will be recognized upon adoption, if applicable, and the guidance will be applied prospectively.

The Company has completed its evaluation of the provisions of this standard and concluded that the adoption will not materially change the amount or timing of revenues recognized by the Company, nor will it materially affect the Company’s financial position. The majority of the Company’s revenues are generated from the sale of refined petroleum products and ethanol. These revenues are largely based on the current spot (market) prices of the products sold, which represent consideration specifically allocable to the products being sold on a given day, and the Company recognizes those revenues upon delivery and transfer of title to the products to its customers. The time at which delivery and transfer of title occurs is the point when the Company’s control of the products is transferred to its customers and when the Company’s performance obligation to its customers is fulfilled. Under the modified retrospective method of adoption, the cumulative effect of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings, and revenues reported in the periods prior to the date of adoption are not changed. The Company does not, however, expect to make such an adjustment to retained earnings as the Company has determined any such adjustment to not be material. The Company is currently developing its revenue disclosures and enhancing its accounting systems to enable the preparation of such disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. Additional ASUs have been issued subsequent to

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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ASU 2016-02 to provide additional clarification and implementation guidance for leases related to ASU 2016-02 including ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842 (“ASU 2018-01”) (collectively, the Company refers to ASU 2016-02 and these additional ASUs as the “Updated Lease Guidance”) The Updated Lease Guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. ASU 2018-01 provides a practical expedient whereby land easements (also known as “rights of way”) that are not accounted for as leases under existing GAAP would not need to be evaluated under ASU 2016-02; however the Updated Lease Guidance would apply prospectively to all new or modified land easements after the effective date of ASU 2016-02. In January 2018, the FASB issued a proposed ASU that would provide an additional transition method for the Updated Lease Guidance for lessees and a practical expedient for lessors. As proposed, this additional transition method would allow lessees to initially apply the requirements of ASU 2016-02 by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The proposed practical expedient would allow lessors to not separate non-lease components from the related lease components in certain situations. Assuming the proposed ASU is approved after the comment period, the proposed ASU would have the same effective date as ASU 2016-02. While early adoption is permitted, the Company will not early adopt this Updated Lease Guidance. The Company has established a working group to study and lead implementation of the Updated Lease Guidance. This working group has been meeting on a regular basis and has instituted a preliminary task plan designed to meet the implementation deadline for ASU 2016-02. The Company has also evaluated and purchased a lease software system and has begun implementation of the selected system. The working group continues to evaluate the impact of the Updated Lease Guidance on its consolidated financial statements and related disclosures. At this time, the Company has identified that the most significant impacts of the Updated Lease Guidance will be to bring nearly all leases on its balance sheet with “right of use assets” and “lease obligation liabilities” as well as accelerating the interest expense component of financing leases. While the assessment of the impacts arising from this standard is progressing, the Company has not fully determined the impacts on its business processes, controls or financial statement disclosures at this time.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (“ASU 2017-07”), which provides guidance to improve the reporting of net benefit cost in the income statement and on the components eligible for capitalization in assets. Under the new guidance, employers will present the service cost component of net periodic benefit cost in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in assets. Additionally, under this guidance, employers will present the other components of the net periodic benefit cost separately from the line item(s) that includes the service cost and outside of any subtotal of operating income, if one is presented. These components will not be eligible for capitalization in assets. Employers will apply the guidance on the presentation of the components of net periodic benefit cost in the income statement retrospectively. The guidance limiting the capitalization of net periodic benefit cost in assets to the service cost component will be applied prospectively. The guidance includes a practical expedient allowing entities to estimate amounts for comparative periods using the information previously disclosed in their pension and other postretirement benefit plan note to the financial statements. The amendments in this ASU are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Company does not expect the adoption of this new standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance to increase clarity and reduce both

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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diversity in practice and cost and complexity when applying the existing accounting guidance on changes to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 require an entity to account for the effects of a modification unless all the following are met: (i) the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; (ii) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (iii) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The guidance in ASU 2017-09 should be applied prospectively. The amendments in this ASU are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Company will apply the guidance prospectively for any modifications to its stock compensation plans occurring after the effective date of the new standard.

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” (“ASU 2017-12”). The amendments in ASU 2017-12 more closely align the results of cash flow and fair value hedge accounting with risk management activities through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements. The amendments in ASU 2017-12 address specific limitations in current GAAP by expanding hedge accounting for both nonfinancial and financial risk components and by refining the measurement of hedge results to better reflect an entity’s hedging strategies. Thus, the amendments in ASU 2017-12 will enable an entity to better portray the economic results of hedging activities for certain fair value and cash flow hedges and will avoid mismatches in earnings by allowing for greater precision when measuring changes in fair value of the hedged item for certain fair value hedges. Additionally, by aligning the timing of recognition of hedge results with the earnings effect of the hedged item for cash flow and net investment hedges, and by including the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is presented, the results of an entity’s hedging program and the cost of executing that program will be more visible to users of financial statements. The guidance in ASU 2017-12 concerning amendments to cash flow and net investment hedge relationships that exist on the date of adoption should be applied using a modified retrospective approach (i.e., with a cumulative effect adjustment recorded to the opening balance of retained earnings as of the initial application date). The guidance in ASU 2017-12 also provides transition relief to make it easier for entities to apply certain amendments to existing hedges (including fair value hedges) where the hedge documentation needs to be modified. The presentation and disclosure requirements of ASU 2017-12 should be applied prospectively. The amendments in this ASU are effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In January 2018, the FASB issued ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842 (“ASU 2018-01”). This ASU is discussed above in connection with ASU 2016-02 on leases.

3. PBF LOGISTICS LP

PBFX is a fee-based, growth-oriented, Delaware master limited partnership formed by PBF Energy to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. PBFX engages in the receiving, handling, storage and transferring of crude oil, refined products, natural gas and intermediates from sources located throughout the United States and Canada for PBF Energy in support of its refineries, as well as for third party customers. As of December 31, 2017, a substantial majority of PBFX’s revenue is derived from long-term, fee-based commercial agreements

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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with PBF Holding, which include minimum volume commitments, for receiving, handling, storing and transferring crude oil, refined products and natural gas. PBF Energy also has agreements with PBFX that establish fees for certain general and administrative services and operational and maintenance services provided by PBF Holding to PBFX. These transactions, other than those with third-parties, are eliminated by PBF Energy in consolidation.

PBFX, a variable interest entity, is consolidated by PBF Energy through its ownership of PBF LLC. PBF LLC, through its ownership of PBF GP, has the sole ability to direct the activities of PBFX that most significantly impact its economic performance. PBF LLC is considered to be the primary beneficiary of PBFX for accounting purposes.

Public Offerings

On May 14, 2014, PBFX completed its initial public offering of 15,812,500 common units. On April 5, 2016 PBFX completed a public offering of an aggregate of 2,875,000 common units, including 375,000 common units that were sold pursuant to the full exercise by the underwriter of its option to purchase additional common units, for net proceeds of $51,625, after deducting underwriting discounts and commissions and other offering expenses (the “April 2016 PBFX Equity Offering”). In addition, on August 17, 2016, PBFX completed a public offering of an aggregate of 4,000,000 common units and granted the underwriter an option to purchase an additional 600,000 common units, of which 375,000 units were subsequently purchased on September 14, 2016, for total net proceeds of $86,753, after deducting underwriting discounts and commissions and other offering expenses (the “August 2016 PBFX Equity Offering” and, together with the April 2016 PBFX Offering, the “2016 PBFX Offerings”).

PBFX’s initial assets consisted of a light crude oil rail unloading terminal at the Delaware City refinery that also services the Paulsboro refinery (which is referred to as the “Delaware City Rail Terminal”), and a crude oil truck unloading terminal at the Toledo refinery (which is referred to as the “Toledo Truck Terminal”) that are integral components of the crude oil delivery operations at three of PBF Energy’s refineries.

September 2014 Drop-down Transaction

Effective September 30, 2014, PBF Holding distributed to PBF LLC all of the equity interests of Delaware City Terminaling Company II LLC (“DCT II”), which assets consist solely of the Delaware City heavy crude unloading rack (the “DCR West Rack”). PBF LLC then contributed to PBFX all of the equity interests of DCT II for total consideration of $150,000 (the “DCR West Rack Acquisition”).

December 2014 Drop-down Transaction

Effective December 11, 2014, PBF LLC contributed to PBFX all of the issued and outstanding limited liability company interests of Toledo Terminaling Company LLC (“Toledo Terminaling”), whose assets consist of a tank farm and related facilities located at PBF Energy’s Toledo refinery, including a propane storage and loading facility (the “Toledo Storage Facility”), for total consideration of $150,000 (the “Toledo Storage Facility Acquisition”).

May 2015 Drop-down Transaction

On May 14, 2015 PBF LLC contributed to PBFX all of the issued and outstanding limited liability company interests of Delaware Pipeline Company LLC (“DPC”) and Delaware City Logistics Company LLC (“DCLC”),

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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whose assets consist of a products pipeline, truck rack and related facilities located at our Delaware City refinery (collectively the “DCR Products Pipeline and Truck Rack”), for total consideration of $143,000 (the “DCR Products Pipeline and Truck Rack Acquisition”).

August 2016 Drop-down Transaction

On August 31, 2016, PBFX entered into a contribution agreement (the “TVPC Contribution Agreement”) between PBFX and PBF LLC. Pursuant to the TVPC Contribution Agreement, PBFX acquired from PBF LLC 50% of the issued and outstanding limited liability company interests of Torrance Valley Pipeline Company LLC (“TVPC”), whose assets consist of the San Joaquin Valley Pipeline system (which was acquired as a part of the Torrance Acquisition, as defined in Note 4 “Acquisitions” to the consolidated financial statements), including the M55, M1 and M70 pipeline systems including pipeline stations with storage capacity and truck unloading capability (collectively, the “Torrance Valley Pipeline”). The total consideration paid to PBF LLC was $175,000, which was funded by PBFX with $20,000 of cash on hand, $76,200 in proceeds from the sale of marketable securities, and $78,800 in net proceeds from the PBFX August 2016 Equity Offering. PBFX borrowed an additional $76,200 under the PBFX Revolving Credit Facility, which was used to repay $76,200 of the PBFX Term Loan (as defined in Note 9 “Credit Facility and Debt” to the consolidated financial statements) in order to release $76,200 in marketable securities that had collateralized the PBFX Term Loan.

February 2017 Drop-down Transaction

On February 15, 2017, PBFX entered into a contribution agreement (the “PNGPC Contribution Agreement”) between PBFX and PBF LLC. Pursuant to the PNGPC Contribution Agreement, PBF LLC contributed to PBFX’s wholly owned subsidiary PBFX Operating Company LLC (“PBFX Op Co”) all of the issued and outstanding limited liability company interests of Paulsboro Natural Gas Pipeline Company LLC (“PNGPC”). PNGPC owns and operates an existing interstate natural gas pipeline that originates in Delaware County, Pennsylvania, at an interconnection with Texas Eastern pipeline that runs under the Delaware River and terminates at the delivery point to PBF Holding’s Paulsboro refinery, and is subject to regulation by the Federal Energy Regulatory Commission (“FERC”). In connection with the PNGPC Contribution Agreement, PBFX constructed a new pipeline to replace the existing pipeline, which commenced services in August 2017(the “Paulsboro Natural Gas Pipeline”). In consideration for the PNGPC limited liability company interests, PBFX delivered to PBF LLC (i) an $11,600 intercompany promissory note in favor of Paulsboro Refining Company LLC, a wholly owned subsidiary of PBF Holding (the “Promissory Note”), (ii) an expansion rights and right of first refusal agreement in favor of PBF LLC with respect to the Paulsboro Natural Gas Pipeline and (iii) an assignment and assumption agreement with respect to certain outstanding litigation involving PNGPC and the existing pipeline.

Chalmette Storage Tank Lease

Effective February 2017, PBF Holding and PBFX Op Co entered into a ten-year storage services agreement (the “Chalmette Storage Services Agreement”) under which PBFX, through PBFX Op Co, assumed construction of a crude oil storage tank at PBF Holding’s Chalmette Refinery (the “Chalmette Storage Tank”), commencing on November 1, 2017 upon the completion of construction of the Chalmette Storage Tank. PBFX Op Co and Chalmette Refining have entered into a twenty-year lease for the premises upon which the tank is located and a project management agreement pursuant to which Chalmette Refining managed the construction of the tank, which expired upon the completion of the Chalmette Storage Tank in November 2017.

As of December 31, 2017, PBF LLC holds a 44.1% limited partner interest in PBFX (consisting of 18,459,497 common units), with the remaining 55.9% limited partner interest held by the public unit holders. PBF LLC also

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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owns all of the incentive distribution rights (“IDRs”) and indirectly owns a non-economic general partner interest in PBFX through its wholly-owned subsidiary, PBF GP, the general partner of PBFX. The IDRs entitle PBF LLC to receive increasing percentages, up to a maximum of 50.0%, of the cash PBFX distributes from operating surplus in excess of $0.345 per unit per quarter. As a result of the payment on May 31, 2017 by PBFX of its distribution for the first quarter of 2017, the financial tests required for conversion of all of PBFX’s outstanding subordinated units into common units had been satisfied. As a result, all of PBFX’s subordinated units, which were owned by PBF LLC, converted on a one-for-one basis into common units effective June 1, 2017. The conversion of the subordinated units did not impact the amount of cash distributions paid by PBFX or the total number of its outstanding units. The subordinated units were issued by PBFX in connection with its initial public offering in May 2014.

4. ACQUISITIONS

Torrance Acquisition

On July 1, 2016, the Company acquired from ExxonMobil Oil Corporation and its subsidiary, Mobil Pacific Pipeline Company, the Torrance refinery and related logistics assets (collectively, the “Torrance Acquisition”). The Torrance refinery, located in Torrance, California, is a high-conversion, delayed-coking refinery. The facility is strategically positioned in Southern California with advantaged logistics connectivity that offers flexible raw material sourcing and product distribution opportunities primarily in the California, Las Vegas and Phoenix area markets. The Torrance Acquisition provides the Company with a broader more diversified asset base and increases the number of operating refineries from four to five and expands the Company’s combined crude oil throughput capacity. The acquisition also provides the Company with a presence in the PADD 5 market.

In addition to refining assets, the transaction includes a number of high-quality logistics assets including a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the transaction are several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport.

The aggregate purchase price for the Torrance Acquisition was $521,350 in cash after post-closing purchase price adjustments, plus final working capital of $450,582. In addition, the Company assumed certain pre-existing environmental and regulatory emission credit obligations in connection with the Torrance Acquisition. The transaction was financed through a combination of cash on hand including proceeds from certain equity offerings, and borrowings under PBF Holding’s asset based revolving credit agreement (the “Revolving Loan”).

The Company accounted for the Torrance Acquisition as a business combination under GAAP whereby the Company recognizes assets acquired and liabilities assumed in an acquisition at their estimated fair values as of the date of acquisition. The final purchase price and fair value allocation were completed as of June 30, 2017. During the measurement period, which ended in June 2017, adjustments were made to the Company’s preliminary fair value estimates related primarily to Property, plant and equipment and Other long-term liabilities reflecting the finalization of the Company’s assessment of the costs and duration of certain assumed pre-existing environmental obligations.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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The total purchase consideration and the fair values of the assets and liabilities at the acquisition date were as follows:

Purchase Price
Gross purchase price	$537,500
Working capital	450,582
Post close purchase price adjustments	(16,150)

Total consideration	$971,932

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

Purchase Price
Inventories	$404,542
Prepaid and other current assets	982
Property, plant and equipment	704,633
Deferred charges and other assets, net	68,053
Accounts payable	(2,688)
Accrued expenses	(64,137)
Other long-term liabilities	(139,453)

Fair value of net assets acquired	$971,932

The results of operations of the Torrance refinery and related logistics assets are included in the Company’s consolidated financial statements for the full year ended December 31, 2017. The Company’s consolidated financial statements for the year ended December 31, 2016 include the results of operations of such assets from the date of the Torrance Acquisition on July 1, 2016 to December 31, 2016 during which period the Torrance refinery and related logistics assets contributed revenues of $1,977,204 and net income of $86,394. On an unaudited pro forma basis, the revenues and net income of the Company assuming the Torrance Acquisition had occurred on January 1, 2015, are shown below. The unaudited pro forma information does not purport to present what the Company’s actual results would have been had the acquisition occurred on January 1, 2015, nor is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense attributable to the Torrance Acquisition and interest expense associated with related financing.

	Year ended December 31,
(Unaudited)	2016	2015
Pro forma revenues	$16,999,435	$16,252,729
Pro forma net income attributable to PBF LLC	160,856	17,491

PBFX Plains Asset Purchase

On April 29, 2016, PBFX’s wholly-owed subsidiary, PBF Logistics Products Terminals LLC, purchased four refined products terminals in the greater Philadelphia region (the “East Coast Terminals”) from an affiliate of Plains All American Pipeline, L.P., including product storage tanks, pipeline connections to the Colonial Pipeline Company, Buckeye Partners, Sunoco Logistics Partners and other proprietary pipeline systems, truck loading lanes and marine facilities capable of handling barges and ships (the “PBFX Plains Asset Purchase”). This acquisition expands PBFX’s storage and terminaling footprint and introduces third-party customers to its revenue base.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

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The aggregate purchase price for the PBFX Plains Asset Purchase was $100,000, less working capital adjustments. The consideration for the transaction was funded by PBFX with $98,336 in proceeds from the sale of marketable securities. PBFX borrowed an additional $98,500 under the PBFX Revolving Credit Facility, which was used to repay $98,336 of the PBFX Term Loan (as defined below) in order to release $98,336 in marketable securities that had collateralized the PBFX Term Loan. Subsequent to the closing of the Plains Asset Purchase, PBFX recorded an adjustment to the preliminary estimate for working capital of $37 as an increase to Prepaid and other current assets.

PBFX accounted for the PBFX Plains Asset Purchase as a business combination under GAAP whereby PBFX recognizes assets acquired and liabilities assumed in an acquisition at their estimated fair values as of the date of acquisition. Any excess consideration transferred over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. The final purchase price and fair value allocation were completed as of December 31, 2016.

The total purchase consideration and the fair values of the assets and liabilities at the acquisition date were as follows:

Purchase Price
Gross purchase price	$100,000
Working capital	(1,627)

Total consideration	$98,373

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

Purchase Price
Prepaid and other current assets	$4,221
Property, plant and equipment	99,342
Accounts payable and accrued expenses	(3,174)
Other long-term liabilities	(2,016)

Estimated fair value of net assets acquired	$98,373

The results of operations of the East Coast Terminals are included in the Company’s consolidated financial statements for the full year ended December 31, 2017. The Company’s consolidated financial statements for the year ended December 31, 2016 include the results of operations of the East Coast Terminals since the PBFX Plains Asset Purchase on April 29, 2016 during which period the East Coast Terminals contributed third party revenues of $11,871 and net income of $1,830. On an unaudited pro forma basis, the revenues and net income of the Company assuming the acquisition had occurred on January 1, 2015, are shown below. The unaudited pro forma information does not purport to present what the Company’s actual results would have been had the PBFX Plains Asset Purchase occurred on January 1, 2015, nor is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense attributable to the PBFX Plains Asset Purchase and interest expense associated with related financing.

	Year ended December 31,
(Unaudited)	2016	2015
Pro forma revenues	$15,927,218	$13,141,301
Pro forma net income attributable to PBF LLC	284,470	223,878

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Chalmette Acquisition

On November 1, 2015, the Company acquired from ExxonMobil, Mobil Pipeline Company and PDV Chalmette, L.L.C., 100% of the ownership interests of Chalmette Refining, which owns the Chalmette refinery and related logistics assets (collectively, the “Chalmette Acquisition”). While the Company’s consolidated financial statements for both the years ended December 31, 2017 and 2016 include the results of operations of Chalmette Refining, the final working capital settlement for the Chalmette Acquisition was finalized in the first quarter of 2016. Additionally, certain acquisition related costs for the Chalmette Acquisition were recorded in the first quarter of 2016.

The Company’s consolidated financial statements for the years ended December 31, 2017 and 2016 include the results of operations of the Chalmette refinery for the full year. The Company’s consolidated financial statements for the year ended December 31, 2015 include the results of operations of the Chalmette refinery since November 1, 2015 during which period the Chalmette refinery contributed revenues of $643,267 and net income of $53,539. On an unaudited pro forma basis, the revenues and net income of the Company assuming the acquisition had occurred on January 1, 2014, are shown below. The unaudited pro forma information does not purport to present what the Company’s actual results would have been had the acquisition occurred on January 1, 2014, nor is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense related to the acquisition and interest expense associated with the Chalmette acquisition financing.

Year ended December 31,
(Unaudited)	2015
Pro forma revenues	$16,811,922
Pro forma net income attributable to PBF LLC	448,353

Acquisition Expenses

The Company incurred acquisition related costs consisting primarily of consulting and legal expenses related to completed, pending, and non-consummated acquisitions of $1,021, $17,510 and $5,833 in the years ended December 31, 2017, 2016 and 2015, respectively. These costs are included in the consolidated income statement in General and administrative expenses.

5. INVENTORIES

Inventories consisted of the following:

	December 31, 2017
	Titled Inventory	Inventory Intermediation Arrangements	Total
Crude oil and feedstocks	$1,073,093	$—	$1,073,093
Refined products and blendstocks	1,030,817	311,477	1,342,294
Warehouse stock and other	98,866	—	98,866

	$2,202,776	$311,477	$2,514,253
Lower of cost or market adjustment	(232,652)	(67,804)	(300,456)

Total inventories	$1,970,124	$243,673	$2,213,797

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

	December 31, 2016
	Titled Inventory	Inventory Intermediation Arrangements	Total
Crude oil and feedstocks	$1,102,007	$—	$1,102,007
Refined products and blendstocks	915,397	352,464	1,267,861
Warehouse stock and other	89,680	—	89,680

	$2,107,084	$352,464	$2,459,548
Lower of cost or market adjustment	(492,415)	(103,573)	(595,988)

Total inventories	$1,614,669	$248,891	$1,863,560

Inventory under inventory intermediation arrangements included certain light finished products sold to counterparties and stored in the Paulsboro and Delaware City refineries’ storage facilities in connection with the A&R Intermediation Agreements with J. Aron.

During the year ended December 31, 2017, the Company recorded an adjustment to value its inventories to the lower of cost or market which increased both operating income and net income by $295,532, reflecting the net change in the lower of cost or market inventory reserve from $595,988 at December 31, 2016 to $300,456 at December 31, 2017. During the year ended December 31, 2016, the Company recorded an adjustment to value its inventories to the lower of cost or market which increased both operating income and net income by $521,348, reflecting the net change in the lower of cost or market inventory reserve from $1,117,336 at December 31, 2015 to $595,988 at December 31, 2016.

An actual valuation of inventories valued under the LIFO method is made at the end of each year based on inventory levels and costs at that time. We recorded a charge related to a LIFO layer decrement of $4,940 and $11,746 in the Refining segment during the year ended December 31, 2017 and 2016, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	December 31, 2017	December 31, 2016
Land	$352,812	$352,607
Process units, pipelines and equipment	3,414,372	3,013,801
Buildings and leasehold improvements	51,915	50,711
Computers, furniture and fixtures	110,968	82,120
Construction in progress	172,270	307,659

	4,102,337	3,806,898
Less—Accumulated depreciation	(623,124)	(478,128)

Total property, plant and equipment, net	$3,479,213	$3,328,770

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $146,978, $116,629 and $94,781, respectively. The Company capitalized $7,156 and $8,452 in interest during 2017 and 2016, respectively, in connection with construction in progress.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

7. DEFERRED CHARGES AND OTHER ASSETS, NET

Deferred charges and other assets, net consisted of the following:

	December 31, 2017	December 31, 2016
Deferred turnaround costs, net	$560,403	$302,919
Catalyst, net	131,019	114,788
Environmental credits	42,452	51,636
Linefill	19,485	19,485
Pension plan assets	9,593	9,440
Intangible assets, net	537	577
Other	16,099	5,158

Total deferred charges and other assets, net	$779,588	$504,003

The Company recorded amortization expense related to deferred turnaround costs, catalyst and intangible assets of $143,978, $105,547 and $102,636 for the years ended December 31, 2017, 2016 and 2015, respectively.

Intangible assets, net was comprised of permits and emission credits as follows:

	December 31, 2017	December 31, 2016
Gross amount	$3,996	$3,996
Accumulated amortization	(3,459)	(3,419)

Net amount	$537	$577

8. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31, 2017	December 31, 2016
Inventory-related accruals	$1,151,810	$810,027
Inventory intermediation arrangements	244,287	225,524
Excise and sales tax payable	118,515	86,046
Accrued transportation costs	64,400	89,830
Accrued salaries and benefits	58,589	17,466
Accrued utilities	42,189	44,190
Accrued refinery maintenance and support costs	35,674	28,670
Renewable energy credit and emissions obligations	26,231	70,158
Accrued interest	23,419	34,964
Accrued capital expenditures	18,765	35,149
Customer deposits	16,133	9,215
Environmental liabilities	8,289	9,434
Other	16,093	17,573

Total accrued expenses	$1,824,394	$1,478,246

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The Company has the obligation to repurchase certain intermediates and finished products that are held in the Company’s refinery storage tanks at the Delaware City and Paulsboro refineries in accordance with the A&R Intermediation Agreements with J. Aron. As of December 31, 2017 and December 31, 2016, a liability is recognized for the inventory intermediation arrangements and is recorded at market price for the J. Aron owned inventory held in the Company’s storage tanks under the A&R Intermediation Agreements, with any change in the market price being recorded in Cost of products and other.

The Company is subject to obligations to purchase Renewable Identification Numbers (“RINs”) required to comply with the Renewable Fuels Standard. The Company’s overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established by the Environmental Protection Agency (“EPA”). To the degree the Company is unable to blend the required amount of biofuels to satisfy our RINs obligation, RINs must be purchased on the open market to avoid penalties and fines. The Company records its RINs obligation on a net basis in Accrued expenses when its RINs liability is greater than the amount of RINs earned and purchased in a given period and in Prepaid and other current assets when the amount of RINs earned and purchased is greater than the RINs liability. In addition, the Company is subject to obligations to comply with federal and state legislative and regulatory measures, including regulations in the State of California pursuant to Assembly Bill 32 (“AB32”), to address environmental compliance and greenhouse gas and other emissions. These requirements include incremental costs to operate and maintain our facilities as well as to implement and manage new emission controls and programs. Renewable energy credit and emissions obligations fluctuate with the volume of applicable product sales and timing of credit purchases.

9. CREDIT FACILITY AND DEBT

PBF Holding Revolving Loan

On August 15, 2014, PBF Holding amended and restated the terms of the Revolving Loan to, among other things, increase the commitment from $1,610,000 to $2,500,000, and extend the maturity to August 2019. In addition, the amended and restated agreement reduced the interest rate on advances and the commitment fee paid on the unused portion of the facility. The amended and restated agreement also increased the sublimit for letters of credit from $1,000,000 to $1,500,000 and reduced the combined LC Participation Fee and Fronting Fee paid on issued and outstanding letters of credit. The LC Participation Fee ranges from 1.25% to 2.0% depending on the Company’s senior secured debt rating and the Fronting Fee is equal to 0.25%.

An accordion feature allows for increases in the aggregate commitment of up to $2,750,000. In November and December 2015, PBF Holding increased the maximum availability under the Revolving Loan to $2,600,000 and $2,635,000, respectively. At the option of PBF Holding, advances under the Revolving Loan bear interest either at the Alternate Base Rate plus the Applicable Margin, or the Adjusted LIBOR Rate plus the Applicable Margin, all as defined in the agreement. The Applicable Margin ranges from 1.50% to 2.25% for Adjusted LIBOR Rate Loans and from 0.50% to 1.25% for Alternative Base Rate Loans, depending on the Company’s senior secured debt rating. Interest is paid in arrears, either quarterly in the case of Alternate Base Rate Loans or at the maturity of each Adjusted LIBOR Rate Loan.

Advances under the Revolving Loan, plus all issued and outstanding letters of credit may not exceed the lesser of $2,635,000 or the Borrowing Base, as defined in the agreement. The Revolving Loan can be prepaid, without penalty, at any time.

The Revolving Loan contains customary covenants and restrictions on the activities of PBF Holding and its subsidiaries, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt, distributions, dividends and the repurchase of capital stock, transactions with affiliates, the ability to change the nature of its business or its fiscal year; the ability of PBF Holding to amend the terms of the Senior Secured Notes (as defined below) documents, and sale and leaseback transactions, all as defined in the credit agreement.

In addition, the Revolving Loan has a financial covenant which requires that if at any time Excess Availability, as defined in the credit agreement, is less than the greater of (i) 10% of the lesser of the then existing Borrowing Base and the then aggregate Revolving Commitments of the Lenders (the Financial Covenant Testing Amount), and (ii) $100,000, and until such time as Excess Availability is greater than the Financial Covenant Testing Amount and $100,000 for a period of 12 or more consecutive days, PBF Holding will not permit the Consolidated Fixed Charge Coverage Ratio, as defined in the credit agreement and determined as of the last day of the most recently completed quarter, to be less than 1.1 to 1.0.

PBF Holding’s obligations under the Revolving Loan are (a) guaranteed by each of its domestic operating subsidiaries that are not Excluded Subsidiaries (as defined in the credit agreement) and (b) secured by a lien on (i) PBF LLC’s equity interest in PBF Holding and (ii) certain assets of PBF Holding and the subsidiary guarantors, including all deposit accounts (other than zero balance accounts, cash collateral accounts, trust accounts and/or payroll accounts, all of which are excluded from the collateral), all accounts receivable, all hydrocarbon inventory (other than the intermediate and finished products owned by J. Aron pursuant to the Inventory Intermediation Agreements) and to the extent evidencing, governing, securing or otherwise related to the foregoing, all general intangibles, chattel paper, instruments, documents, letter of credit rights and supporting obligations; and all products and proceeds of the foregoing.

Outstanding borrowings under the Revolving Loan as of December 31, 2017 and December 31, 2016 were $350,000 and $350,000, respectively. Issued letters of credit were $586,274 and $411,997 as of December 31, 2017 and 2016, respectively.

PBFX Credit Facilities

On May 14, 2014, in connection with the closing of the PBFX Offering, PBFX entered into a five-year, $275,000 senior secured revolving credit facility (the “PBFX Revolving Credit Facility”) and a three-year, $300,000 term loan facility (the “PBFX Term Loan”), each with Wells Fargo Bank, National Association, as administrative agent, and a syndicate of lenders. The PBFX Revolving Credit Facility was increased from $275,000 to $325,000 in December 2014 and from $325,000 to $360,000 in May 2016.

The PBFX Revolving Credit Facility is available to fund working capital, acquisitions, distributions and capital expenditures, and other general partnership purposes and is guaranteed by a guaranty of collection from PBF LLC. PBFX can increase the maximum amount of the PBFX Revolving Credit Facility by an aggregate amount of up to $240,000, to a total facility size of $600,000, subject to receiving increased commitments from lenders or other financial institutions and satisfaction of certain conditions. The PBFX Revolving Credit Facility includes a $25,000 sublimit for standby letters of credit and a $25,000 sublimit for swingline loans. Obligations under the PBFX Revolving Credit Facility and certain cash management and hedging obligations designated by PBFX are guaranteed by its restricted subsidiaries, and are secured by a first priority lien on PBFX’s assets (including PBFX’s equity interests in Delaware City Terminaling Company LLC) and those of PBFX’s restricted subsidiaries (other than excluded assets and a guaranty of collection from PBF LLC). The maturity date of the PBFX Revolving Credit Facility may be extended for one year on up to two occasions, subject to certain customary terms and conditions. Borrowings under the PBFX Revolving Credit Facility bear interest at either a base rate plus an applicable margin ranging from 0.75% to 1.75%, or at LIBOR plus an applicable margin

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

ranging from 1.75% to 2.75%. The applicable margin will vary based upon PBFX’s Consolidated Total Leverage Ratio, as defined in the PBFX Revolving Credit Facility.

The PBFX Revolving Credit Facility contains affirmative and negative covenants customary for revolving credit facilities of this nature which, among other things, limit or restrict PBFX’s ability and the ability of its restricted subsidiaries to incur or guarantee debt, incur liens, make investments, make restricted payments, amend material contracts, engage in certain business activities, engage in mergers, consolidations and other organizational changes, sell, transfer or otherwise dispose of assets or enter into burdensome agreements or enter into transactions with affiliates on terms which are not arm’s length.

Additionally, under the terms of the PBFX Revolving Credit Facility, PBFX is required to maintain the following financial ratios, each tested on a quarterly basis for the immediately preceding four quarter period then ended (or such shorter period as shall apply, the “Measurement Period”): (a) until such time as PBFX obtains an investment grade credit rating, a Consolidated Interest Coverage Ratio (as defined in the PBFX Revolving Credit Facility) of at least 2.50 to 1.00; (b) a Consolidated Total Leverage Ratio (as defined in the PBFX Revolving Credit Facility) of not greater than 4.00 to 1.00 (or 4.50 to 1.00 at any time after (i) PBFX has issued at least $100,000 of unsecured notes and (ii) in addition to clause (i), upon the consummation of a material permitted acquisition (as defined in the PBFX Revolving Credit Facility) and for two-hundred seventy days immediately thereafter (an “Increase Period”), if elected by PBFX by written notice to the administrative agent given on or prior to the date of such acquisition, the maximum permitted Consolidated Total Coverage Ratio shall be increased by 0.50 to 1.00 above the otherwise relevant level (the “Step-Up”) provided that Increase Periods may not be successive unless the ratio has been complied with for at least one Measurement Period ending after such Increase Period (i.e., without giving effect to the Step-Up)); and (c) after PBFX has issued at least $100,000 of unsecured notes, a Consolidated Senior Secured Leverage Ratio (as defined in the PBFX Revolving Credit Facility) of not greater than 3.50 to 1.00. The PBFX Revolving Credit Facility generally prohibits PBFX from making cash distributions (subject to certain exceptions) except for so long as no default or event of default exists or would be caused thereby, and only to the extent permitted by PBFX’s partnership agreement, PBFX may make cash distributions to its unit holders up to the amount of PBFX’s Available Cash (as defined in the PBFX partnership agreement).

The PBFX Term Loan was used to fund a distribution to PBF LLC and was guaranteed by a guaranty of collection from PBF LLC and secured at all times by cash, U.S. Treasury or other investment grade securities in an amount equal to or greater than the outstanding principal amount (refer to Note 11 “Marketable Securities” to the consolidated financial statements). Borrowings under the PBFX Term Loan bore interest either at the Base Rate (as defined in the PBFX Term Loan), or at LIBOR plus an applicable margin equal to 0.25%.

The PBFX Term Loan contained affirmative and negative covenants customary for term loans of this nature which, among other things, limited PBFX’s use of the proceeds and restricted PBFX’s ability to incur liens and enter into burdensome agreements.

The PBFX Revolving Credit Facility contains (and the PBFX Term Loan previously contained) events of default customary for transactions of their nature, including, but not limited to (and subject to any applicable grace periods in certain circumstances), the failure to pay any principal, interest or fees when due, failure to perform or observe any covenant contained in the PBFX Revolving Credit Facility or related documentation, any representation or warranty made in the agreements or related documentation being untrue in any material respect when made, default under certain material debt agreements, commencement of bankruptcy or other insolvency proceedings, certain changes in PBFX’s ownership or the ownership or board composition of PBF GP and material judgments or orders. Upon the occurrence and during the continuation of an event of default under the agreements, the lenders may, among other things, terminate their commitments, declare any outstanding loans to

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

be immediately due and payable and/or exercise remedies against PBFX and the collateral as may be available to the lenders under the agreements and related documentation or applicable law.

During 2016 and 2017 PBFX used borrowings under the PBFX Revolving Credit Facility to repay the amount outstanding under the PBFX Term Loan. The PBFX Term Loan was fully repaid as of December 31, 2017. As of December 31, 2016, there was $39,664 outstanding under the PBFX Term Loan.

The PBFX Revolving Credit Facility may be repaid, from time-to-time, without penalty. As of December 31, 2017, there were $29,700 of borrowings and $3,610 of letters of credit outstanding under the PBFX Revolving Credit Facility. At December 31, 2016, there were $189,200 of borrowings and $3,610 of letters of credit outstanding under the PBFX Revolving Credit Facility.

PBFX Senior Notes

On May 12, 2015, PBFX entered into an indenture among the Partnership, PBF Logistics Finance Corporation, a Delaware corporation and wholly-owned subsidiary of the Partnership (“PBF Finance,” and together with the Partnership, the “Issuers”), the Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee, under which the Issuers issued $350,000 in aggregate principal amount of 6.875% Senior Notes due 2023 (the “PBFX Senior Notes”). The initial purchasers in the offering purchased $330,090 aggregate principal amount of PBFX Senior Notes pursuant to a private placement transaction conducted under Rule 144A and Regulation S of the Securities Act of 1933, as amended, and certain of PBF Energy’s officers and directors and their affiliates and family members purchased the remaining $19,910 aggregate principal amount of PBFX Senior Notes in a separate private placement transaction. The Issuers received net proceeds of approximately $343,000 from the offering after deducting the initial purchasers’ discount and offering expenses, and used such proceeds to pay $88,000 of the cash consideration due in connection with the DCR Products Pipeline and Truck Rack Acquisition and to repay $255,000 of outstanding indebtedness under the PBFX Revolving Credit Facility.

On October 6, 2017, PBFX issued $175,000 in aggregate principal amount of 6.875% Senior Notes due 2023 (the “new PBFX 2023 Senior Notes”). The new PBFX 2023 Senior Notes were issued at 102% of face value, or an effective interest rate of 6.442%. Furthermore, the new PBFX 2023 Senior Notes were issued under the indenture governing the 6.875% Senior Notes issued on May 12, 2015 (the “initial PBFX 2023 Senior Notes” and, together with the new PBFX 2023 Senior Notes, the “PBFX 2023 Senior Notes”). The new PBFX 2023 Senior notes are expected to be treated as a single series with the initial PBFX 2023 Senior Notes and have the same terms except that (i) the new PBFX 2023 Senior Notes are subject to a separate registration rights agreement, and (ii) the new PBFX 2023 Senior Notes were issued initially under CUSIP numbers different from the initial PBFX 2023 Senior Notes. PBFX used the net proceeds from the offering of the new PBFX 2023 Senior Notes to repay a portion of the PBFX Revolving Credit Facility and for general partnership purposes.

PBF LLC agreed to a limited guarantee of collection of the principal amount of the PBFX 2023 Senior Notes, but is not otherwise subject to the covenants of the indenture. The PBFX Senior Notes are general senior unsecured obligations of the Issuers and are equal in right of payment with all of the Issuers’ existing and future senior indebtedness, including amounts outstanding under the PBFX Revolving Credit Facility and PBFX Term Loan. The PBFX 2023 Senior Notes are effectively subordinated to all of the Issuers’ and the Guarantors’ existing and future secured debt, including the PBFX Revolving Credit Facility and PBFX Term Loan, to the extent of the value of the assets securing that secured debt and will be structurally subordinated to all indebtedness of PBFX’s subsidiaries that do not guarantee the PBFX 2023 Senior Notes. The PBFX 2023 Senior Notes will be senior to any future subordinated indebtedness the Issuers may incur.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The PBFX indenture contains customary terms, events of default and covenants for transactions of this nature. These covenants include limitations on PBFX’s and its restricted subsidiaries’ ability to, among other things: (i) make investments, (ii) incur additional indebtedness or issue preferred units, (iii) pay dividends or make distributions on units or redeem or repurchase its subordinated debt, (iv) create liens, (v) incur dividend or other payment restrictions affecting subsidiaries, (vi) sell assets, (vii) merge or consolidate with other entities and (viii) enter into transactions with affiliates. These covenants are subject to a number of important limitations and exceptions.

PBFX has optional redemption rights to repurchase all or a portion of the PBFX 2023 Senior Notes at varying prices which are no less than 100% of the principal amount, plus accrued and unpaid interest. The holders of the PBFX 2023 Senior Notes have repurchase options exercisable only upon a change in control, certain asset dispositions, or in event of default as defined in the indenture.

As of December 31, 2017, there were $525,000 outstanding principal amount under the PBFX 2023 Senior Notes. At December 31, 2016, there were $350,000 outstanding under the PBFX 2023 Senior Notes.

PBF LLC, exclusive of its consolidating subsidiaries, provides a limited guarantee of collection of the principal amount of the PBFX Revolving Credit Facility and the PBFX 2023 Senior Notes. Under the PBF LLC parent company limited guarantee, PBF LLC would not have any obligation to make principal payments with respect to the notes unless all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against PBFX with respect to such payment obligation, and holders of the PBFX Revolving Credit Facility and the PBFX 2023 Senior Notes are still owed amounts in respect of the principal of the notes. PBF LLC is not otherwise subject to the covenants of the indenture governing the notes. As a result of the limited guarantee the following PBF LLC parent company balance sheets and statements of operations support the limited guarantee of collection.

PBF ENERGY COMPANY LLC (PARENT COMPANY)

BALANCE SHEETS

(in thousands)

	December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$16,481	$44,526
Other current assets	22	17

Total current assets	16,503	44,543
Investment in subsidiaries	2,713,202	2,108,422

Total assets	$2,729,705	$2,152,965

LIABILITIES AND EQUITY
Current liabilities:
Other current liabilities	$—	$368
Intercompany note payable	302,184	106,636

Total current liabilities	302,184	107,004
Total equity	2,427,521	2,045,961

Total liabilities and equity	$2,729,705	$2,152,965

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

PBF ENERGY COMPANY LLC (PARENT COMPANY)

STATEMENT OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Equity in earnings of subsidiaries	$506,469	$276,737	$226,262
Interest income, net	(6,392)	4,151	50

Net income	$500,077	$280,888	$226,312

PBF Rail Term Loan

On December 22, 2016, PBF Rail entered into a $35,000 term loan (the “PBF Rail Term Loan”) with a commercial bank lender to the transportation industry. The PBF Rail Term Loan amortizes monthly over its five year term and bears interest at a rate equal to one month LIBOR plus 2.0%. As security for the PBF Rail Term Loan, PBF Rail pledged, among other things: (i) certain eligible railcars; (ii) the Debt Service Reserve Account; and (iii) PBF Holding’s membership interest in PBF Rail. Additionally, the PBF Rail Term Loan contains customary terms, events of default and covenants for transactions of this nature. PBF Rail may at any time repay the PBF Rail Term Loan without penalty in the event that railcars securing the loan are sold, scrapped or otherwise removed from the collateral pool.

There was $28,366 and $35,000 outstanding under the PBF Rail Term Loan as of December 31, 2017 and 2016, respectively.

Senior Notes

On February 9, 2012, PBF Holding and PBF Holding’s wholly-owned subsidiary, PBF Finance Corporation, completed the offering of $675,500 aggregate principal amount of 8.25% Senior Secured Notes due 2020 (the “2020 Senior Secured Notes”). The net proceeds, after deducting the original issue discount, the initial purchasers’ discounts and commissions, and the fees and expenses of the offering, were used to repay all of the outstanding indebtedness plus accrued interest, as well as to reduce the outstanding balance of the Revolving Loan.

On November 24, 2015, PBF Holding and PBF Holding’s wholly-owned subsidiary, PBF Finance Corporation completed an offering of $500,000 in aggregate principal amount of 7.00% Senior Secured Notes due 2023 (the “2023 Senior Notes”, and together with the 2020 Senior Secured Notes, the “Senior Secured Notes”). The net proceeds from this offering were approximately $490,000 after deducting the initial purchasers’ discount and offering expenses. The Company used the proceeds for general corporate purposes, including to fund a portion of the purchase price for the acquisition of the Torrance refinery and related logistics assets.

The Senior Secured Notes are secured on a first-priority basis by substantially all of the present and future assets of PBF Holding and its subsidiaries (other than assets securing the Revolving Loan). Payment of the Senior Secured Notes is jointly and severally guaranteed by substantially all of PBF Holding’s subsidiaries. PBF Holding has optional redemption rights to repurchase all or a portion of the Senior Secured Notes at varying prices no less than 100% of the principal amounts of the notes plus accrued and unpaid interest. The holders of the Senior Secured Notes have repurchase options exercisable only upon a change in control, certain asset sale transactions, or in event of a default as defined in the indenture agreement.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

In addition, the Senior Secured Notes contain customary terms, events of default and covenants for an issuer of non-investment grade debt securities including limitations on PBF Holding’s and its restricted subsidiaries’ ability to, among other things, (1) incur additional indebtedness or issue certain preferred stock; (2) make equity distributions; (3) pay dividends on or repurchase capital stock or make other restricted payments; (4) enter into transactions with affiliates; (5) create liens; (6) engage in mergers and consolidations or otherwise sell all or substantially all of its assets; (7) designate subsidiaries as unrestricted subsidiaries; (8) make certain investments; and (9) limit the ability of restricted subsidiaries to make payments to PBF Holding.

At all times after (a) a covenant suspension event which requires that the Senior Secured Notes have investment grade ratings from both Moody’s Investment Services, Inc. and Standard & Poor’s), or (b) a Collateral Fall-Away Event, as defined in the indenture, the Senior Secured Notes will become unsecured.

On May 30, 2017, PBF Holding entered into an Indenture (the “Indenture”) among PBF Holding and PBF Holding’s wholly-owned subsidiary, PBF Finance Corporation (“PBF Finance” and, together with PBF Holding, the “Issuers”), the guarantors named therein (collectively the “Guarantors”) and Wilmington Trust, National Association, as Trustee, under which the Issuers issued $725,000 in aggregate principal amount of 7.25% senior notes due 2025 (the “2025 Senior Notes”). The Issuers received net proceeds of approximately $711,576 from the offering after deducting the initial purchasers’ discount and offering expenses, all of which was used to fund the cash tender offer (the “Tender Offer”) for any and all of its outstanding 2020 Senior Secured Notes, to pay the related redemption price and accrued and unpaid interest for any 2020 Senior Secured Notes which remained outstanding after the completion of the Tender Offer, and for general corporate purposes. The difference between the carrying value of the 2020 Senior Secured Notes on the date they were reacquired and the amount for which they were reacquired has been classified as debt extinguishment costs in the consolidated statements of operations.

The 2025 Senior Notes included a registration rights arrangement whereby the Issuers agreed to file with the SEC and use commercially reasonable efforts to consummate an offer to exchange the 2025 Senior Notes for an issue of registered notes with terms substantially identical to the notes not later than 365 days after the date of the original issuance of the notes. This registration statement was declared effective and the exchange was consummated during the fourth quarter of 2017.

The 2025 Senior Notes are guaranteed on a senior unsecured basis by substantially all of PBF Holding’s subsidiaries. The 2025 Senior Notes and guarantees are senior unsecured obligations which rank equal in right of payment with all of the Issuers’ and the Guarantors’ existing and future senior indebtedness, including PBF Holding’s Revolving Loan and 2023 Senior Notes. The 2025 Senior Notes and the guarantees rank senior in right of payment to the Issuers’ and he Guarantors’ existing and future indebtedness that is expressly subordinated in right of payment thereto. The 2025 Senior Notes and the guarantees are effectively subordinated to any of the Issuers’ and the Guarantors’ existing or future secured indebtedness (including the Revolving Loan) to the extent of the value of the collateral securing such indebtedness. The 2025 Senior Notes and the guarantees are structurally subordinated to any existing or future indebtedness and other obligations of the Issuers’ non-guarantor subsidiaries.

PBF Holding has optional redemption rights to repurchase all or a portion of the 2025 Senior Notes at varying prices which are no less than 100% of the principal amount plus accrued and unpaid interest. The holders of the 2025 Senior Notes have repurchase options exercisable only upon a change in control, certain asset sale transactions, or in event of a default as defined in the Indenture. In addition, the 2025 Senior Notes contain customary terms, events of default and covenants for an issuer of non-investment grade debt securities that limit certain types of additional debt, equity issuances, and payments. Many of these covenants will cease to apply or will be modified if the 2025 Senior Notes are rated investment grade.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Upon the satisfaction and discharge of the 2020 Senior Secured Notes in connection with the closing of the Tender Offer and the redemption described above, a Collateral Fall-Away Event under the indenture governing the 2023 Senior Notes occurred on May 30, 2017, and the 2023 Senior Notes became unsecured and certain covenants were modified, as provided for in the indenture governing the 2023 Senior Notes and related documents.

Note Payable

In connection with the purchase of a waste water treatment facility servicing the Toledo refinery completed on September 28, 2017, the Company issued a short-term promissory note payable in the amount of $6,831 due June 30, 2018. Payments of $403 on the note are made monthly with a balloon payment of $3,200 due at maturity. As of December 31, 2017, there was $5,621 outstanding under the note payable.

Precious Metals Catalyst Leases

Certain subsidiaries of the Company have entered into agreements whereby such subsidiary sold a portion of its precious metals catalyst to a major commercial bank and then leased back the precious metals catalyst. The volume of the precious metals catalyst and the lease rate are fixed over the term of each lease. At the maturity, the Company must repurchase the precious metals catalyst in question at its then fair market value. The Company believes that there is a substantial market for precious metals catalyst and that it will be able to release such catalyst at maturity. The Company treated these transactions as financing arrangements, and the lease payments are recorded as interest expense over the agreements’ terms. The Company has elected the fair value option for accounting for its catalyst lease repurchase obligations as the Company’s liability is directly impacted by the change in value of the underlying catalyst. The fair value of these repurchase obligations as reflected in the fair value of long-term debt outstanding table below is measured using Level 2 inputs.

Details on the catalyst leases at each of the Company’s refineries as of December 31, 2017 are included in the following table:

	Annual lease fee	Annual interest rate	Expiration date
Paulsboro catalyst lease	$140	2.20%	December 2019
Delaware City catalyst lease	$210	1.95%	October 2019
Delaware City catalyst lease—Palladium	$30	2.05%	October 2019
Delaware City bridge lease (short lease)	$3	1.69%	February 2018	(1)
Delaware City bridge lease (long lease)	$117	1.69%	June 2018	(1)
Toledo catalyst lease	$178	1.75%	June 2020
Chalmette catalyst lease	$185	3.85%	November 2018	(2)
Chalmette catalyst lease	$171	2.20%	November 2019
Torrance catalyst lease	$143	1.78%	July 2019

(1)	On October 5, 2017 Delaware City Refining entered into two platinum bridge leases which will expire in 2018. The leases are payable at maturity and the Company expects that the matured leases will not be renewed. The total outstanding balance related to these bridge leases as of December 31, 2017 was $10,987 and is included in Current debt on our Consolidated balance sheet.
(2)	The Chalmette catalyst lease is included in long-term debt as of December 31, 2017 as the Company has the ability and intent to finance this debt through availability under other credit facilities if the catalyst lease is not renewed at maturity.

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Long-term debt outstanding consisted of the following:

	December 31, 2017	December 31, 2016
2025 Senior Notes	$725,000	$—
2023 Senior Notes	$500,000	$500,000
2020 Senior Secured Notes	—	670,867
Revolving Loan	350,000	350,000
PBF Rail Term Loan	28,366	35,000
PBFX Revolving Credit Facility	29,700	189,200
PBFX Term Loan	—	39,664
PBFX 2023 Senior Notes	525,000	350,000
Catalyst leases	59,048	45,969
Unamortized deferred financing costs	(34,459)	(32,466)
Unamortized premium PBFX 2023 Senior Notes	3,374	—

	2,186,029	2,148,234
Less—Current debt	(10,987)	(39,664)

Long-term debt	$2,175,042	$2,108,570

Debt Maturities

Debt maturing in the next five years and thereafter is as follows:

Year Ending December 31,
2018	$16,066
2019	412,610
2020	10,072
2021	28,366
2022	—
Thereafter	1,750,000

$2,217,114

10. INTERCOMPANY NOTES PAYABLE

During 2013, PBF LLC, and its wholly-owned subsidiary, PBF Holding, entered into notes payables with PBF Energy. As of December 31, 2017 and 2016, PBF LLC had outstanding notes payable with PBF Energy for an aggregate principal amount of $292,844 and $190,093, respectively. In the first quarter of 2017, PBF LLC converted the full amount of outstanding affiliate notes payable from PBF Holding of $86,298 to a capital contribution. Therefore, as of December 31, 2017, PBF Holding had no outstanding affiliate notes payable with PBF Energy ($86,298 outstanding as of December 31, 2016). The notes have an interest rate of 2.5% and a 5-year term but may be prepaid in whole or in part at any time, at the option of the payor without penalty or premium.

11. MARKETABLE SECURITIES

The U.S. Treasury securities purchased by the Company with the proceeds from the PBFX initial public offering are used as collateral to secure the PBFX Term Loan. As necessary and at the discretion of PBFX, these

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securities are expected to be liquidated and the proceeds used to fund future capital expenditures. While PBFX does not routinely sell marketable securities prior to their scheduled maturity dates, some of PBFX’s investments may be held and restricted for the purpose of funding future capital expenditures and acquisitions, so these investments are classified as available-for-sale marketable securities as they may occasionally be sold prior to their scheduled maturity dates due to the unexpected timing of cash needs. The carrying value of these marketable securities approximates fair value and are measured using Level 1 inputs. The marketable securities were fully liquidated as of December 31, 2017 and the PBFX Term Loan that they collateralized was repaid in full.

As of December 31, 2016, the Company held $40,024 in marketable securities. The gross unrecognized holding gains and losses as of December 31, 2017 and December 31, 2016 were not material. The net realized gains or losses from the sale of marketable securities were not material for the years ended December 31, 2017 and December 31, 2016.

12. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	December 31, 2017	December 31, 2016
Defined benefit pension plan liabilities	$63,579	$60,141
Post-retirement medical plan liabilities	21,527	22,740
Environmental liabilities	140,403	145,928
Other	336	312

Total Other long-term liabilities	$225,845	$229,121

13. RELATED PARTY TRANSACTIONS

The Company has an agreement with the former Executive Chairman of the Board of Directors, for the use of an airplane that is owned by a company owned by the former Executive Chairman. The Company pays a charter rate that is the lowest rate at which this aircraft is chartered to third-parties. For the year ended December 31, 2017, the Company did not incur any charges related to the use of this airplane. For the years ended December 31, 2016 and 2015, the Company incurred charges of $824 and $957, respectively, related to the use of this airplane.

Effective July 1, 2016, PBF Investments LLC entered into a Consulting Services Agreement with the former Executive Chairman of the Board of Directors for executive consultation with respect to strategic, operational, business and financial matters. Consulting payments made under this agreement were $900 and $500 for the years ended December 31, 2017 and 2016, respectively, and payments are expected to be $900 annually through the agreement expiration date of December 31, 2018.

As of December 31, 2017, the former Executive Chairman of the Board of Directors is no longer considered a related party.

Pursuant to the amended and restated limited liability company agreement of PBF LLC, the holders of PBF LLC Series B Units are entitled to an interest in the amounts received by Blackstone and First Reserve in excess of their original investment in the form of PBF LLC distributions and from the shares of PBF Energy Class A Common Stock issuable to Blackstone and First Reserve (for their own account and on behalf of the holders of PBF LLC Series B Units) upon an exchange, and the proceeds from the sale of such shares. Such proceeds

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received by Blackstone and First Reserve are distributed to the holders of the PBF LLC Series B Units in accordance with the distribution percentages specified in the PBF LLC amended and restated limited liability company agreement. There were no distributions to PBF LLC Series B Unit holders for the year ended December 31, 2017. The total amount distributed to the PBF LLC Series B Unit holders for the years ended December 31, 2016 and 2015 was $6,152 and $19,592, respectively.

14. COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

The Company leases office space, office equipment, refinery facilities and equipment, and railcars under non-cancelable operating leases, with terms ranging from one to twenty years, subject to certain renewal options as applicable. Total rent expense was $125,433, $129,768, and $126,060 for the years ended December 31, 2017, 2016 and 2015, respectively. The Company is party to agreements which provide for the treatment of wastewater and the supply of hydrogen and steam for certain of its refineries. The Company made purchases of $64,050, $53,364 and $36,139 under these supply agreements for the years ended December 31, 2017, 2016 and 2015, respectively.

The fixed and determinable amounts of the obligations under these agreements and total minimum future annual rentals, exclusive of related costs, are approximately:

Year Ending December 31,
2018	$141,421
2019	122,775
2020	109,272
2021	89,163
2022	48,530
Thereafter	169,704

Total	$680,865

Employment Agreements

PBF Investments (“PBFI”) has entered into amended and restated employment agreements with members of executive management and certain other key personnel that include automatic annual renewals, unless canceled. Under some of the agreements, certain of the executives would receive a lump sum payment of between one and a half to 2.99 times their base salary and continuation of certain employee benefits for the same period upon termination by the Company “Without Cause”, or by the employee “For Good Reason”, or upon a “Change in Control”, as defined in the agreements. Upon death or disability, certain of the Company’s executives, or their estates, would receive a lump sum payment of at least one half of their base salary.

Environmental Matters

The Company’s refineries, pipelines and related operations are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the compositions of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating the refineries, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

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In connection with the Paulsboro refinery acquisition, the Company assumed certain environmental remediation obligations. The Paulsboro environmental liability of $10,282 recorded as of December 31, 2017 ($10,792 as of December 31, 2016) represents the present value of expected future costs discounted at a rate of 8.0%. At December 31, 2017 the undiscounted liability is $15,804 and the Company expects to make aggregate payments for this liability of $6,095 over the next five years. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. As of December 31, 2017 and 2016, this liability is self-guaranteed by the Company.

In connection with the acquisition of the Delaware City assets, Valero Energy Corporation (“Valero”) remains responsible for certain pre-acquisition environmental obligations up to $20,000 and the predecessor to Valero in ownership of the refinery retains other historical obligations.

In connection with the acquisition of the Delaware City assets and the Paulsboro refinery, the Company and Valero purchased ten year, $75,000 environmental insurance policies to insure against unknown environmental liabilities at each site. In connection with the Toledo refinery acquisition, Sunoco, Inc. (R&M) remains responsible for environmental remediation for conditions that existed on the closing date for twenty years from March 1, 2011, subject to certain limitations.

In connection with the acquisition of the Chalmette refinery, the Company obtained $3,936 in financial assurance (in the form of a surety bond) to cover estimated potential site remediation costs associated with an agreed to Administrative Order of Consent with the EPA. The estimated cost assumes remedial activities will continue for a minimum of 30 years. Further, in connection with the acquisition of the Chalmette refinery, the Company purchased a ten year, $100,000 environmental insurance policy to insure against unknown environmental liabilities at the refinery. At the time the Company acquired Chalmette refinery it was subject to a Consolidated Compliance Order and Notice of Potential Penalty (the “Order”) issued by the Louisiana Department of Environmental Quality (“LDEQ”) covering deviations from 2009 and 2010. Chalmette Refining and LDEQ subsequently entered into a dispute resolution agreement to negotiate the resolution of deviations inside and outside the periods covered by the Order. Although a settlement agreement has not been finalized, the administrative penalty is anticipated to be approximately $741, including beneficial environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to the Company.

The Delaware City refinery is appealing a Notice of Penalty Assessment and Secretary’s Order issued in March 2017, including a $150 fine, alleging violations of a 2013 Secretary’s Order authorizing crude oil shipment by barge. DNREC determined that the Delaware City refinery had violated the 2013 order by failing to make timely and full disclosure to DNREC about the nature and extent of those shipments, and had misrepresented the number of shipments that went to other facilities. The Penalty Assessment and Secretary’s Order conclude that the 2013 Secretary’s Order was violated by the Delaware City refinery by shipping crude oil from the Delaware City terminal to three locations other than the Paulsboro refinery, on 15 days in 2014, making a total of 17 separate barge shipments containing approximately 35.7 million gallons of crude oil in total. On April 28, 2017, the Delaware City refinery appealed the Notice of Penalty Assessment and Secretary’s Order. On March 5, 2018, Notice of Penalty Assessment was settled by DNREC, the Delaware Attorney General and Delaware City refinery for $100. The Delaware City refinery made no admissions with respect to the alleged violations and agreed to request a Coastal Zone Act status decision prior to making crude oil shipments to destinations other than Paulsboro.

On December 28, 2016, DNREC issued a Coastal Zone Act permit (the “Ethanol Permit”) to DCR allowing the utilization of existing tanks and existing marine loading equipment at their existing facilities to enable denatured ethanol to be loaded from storage tanks to marine vessels and shipped to offsite facilities. On January 13, 2017,

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the issuance of the Ethanol Permit was appealed by two environmental groups. On February 27, 2017, the Coastal Zone Industrial Board (the “Coastal Zone Board”) held a public hearing and dismissed the appeal, determining that the appellants did not have standing. The appellants filed an appeal of the Coastal Zone Board’s decision with the Delaware Superior Court (the “Superior Court”) on March 30, 2017. On January 19, 2018, the Superior Court rendered an Opinion regarding the decision of the Coastal Zone Board to dismiss the appeal of the Ethanol Permit for the ethanol project. The Judge determined that the record created by the Coastal Zone Board was insufficient for the Superior Court to make a decision, and therefore remanded the case back to the Coastal Zone Board to address the deficiency in the record. Specifically, the Superior Court directed the Coastal Zone Board to address any evidence concerning whether the appellants’ claimed injuries would be affected by the increased quantity of ethanol shipments. During the hearing before the Coastal Zone Board on standing, one of the appellants’ witnesses made a reference to the flammability of ethanol, without any indication of the significance of flammability/explosivity to specific concerns. Moreover, the appellants did not introduce at hearing any evidence of the relative flammability of ethanol as compared to other materials shipped to and from the refinery. However, the sole dissenting opinion from the Coastal Zone Board focused on the flammability/explosivity issue, alleging that the appellants’ testimony raised the issue as a distinct basis for potential harms. Once the Coastal Zone Board responds to the remand, it will go back to the Superior Court to complete its analysis and issue a decision.

In connection with the acquisition of the Torrance refinery and related logistics assets, the Company assumed certain pre-existing environmental liabilities totaling $136,487 as of December 31, 2017 ($142,456 as of December 31, 2016), related to certain environmental remediation obligations to address existing soil and groundwater contamination and monitoring activities and other clean-up activities, which reflects the current estimated cost of the remediation obligations. The Company expects to make aggregate payments for this liability of $32,426 over the next five years. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. In addition, in connection with the acquisition of the Torrance refinery and related logistics assets, the Company purchased a ten year, $100,000 environmental insurance policy to insure against unknown environmental liabilities. Furthermore, in connection with the acquisition, the Company assumed responsibility for certain specified environmental matters that occurred prior to the Company’s ownership of the refinery and the logistics assets, including specified incidents and/or notices of violations (“NOVs”) issued by regulatory agencies in various years before the Company’s ownership, including the Southern California Air Quality Management District (“SCAQMD”) and the Division of Occupational Safety and Health of the State of California (“Cal/OSHA”).

Additionally, subsequent to the acquisition, further NOVs were issued by the SCAQMD, Cal/OSHA, the City of Torrance and the City of Torrance Fire Department related to alleged operational violations, emission discharges and/or flaring incidents at the refinery and the logistics assets both before and after the Company’s acquisition. In addition, subsequent to the acquisition, EPA and the California Department of Toxic Substances Control (“DTSC”) conducted inspections related to Torrance operations and issued preliminary findings related to potential operational violations. On March 1, 2018, the Company received a notice of intent to sue from Environmental Integrity Project, on behalf of Environment California, under the Resource Conservation and Recovery Act with respect to the alleged violations from EPA’s and DTSC’s inspections. On March 2, 2018, DTSC issued an order to correct alleged violations relating to the accumulation of oil bearing materials. No settlement or penalty demands have been received to date with respect to any of the NOVs, preliminary findings, or order that are in excess of $100. As the ultimate outcomes are uncertain, the Company cannot currently estimate the final amount or timing of their resolution. It is reasonably possible that SCAQMD, Cal/OSHA, the City of Torrance, EPA and/or DTSC will assess penalties in excess of $100 but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows, individually or in the aggregate.

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In connection with the PBFX Plains Asset Purchase, PBFX is responsible for the environmental remediation costs for conditions that existed on the closing date up to a maximum of $250 per year for ten years, with Plains All American Pipeline, L.P. remaining responsible for any and all additional costs above such amounts during such period. The environmental liability of $1,923 recorded as of December 31, 2017 ($2,173 as of December 31, 2016) represents the present value of expected future costs discounted at a rate of 1.83%. At December 31, 2017 the undiscounted liability is $2,087 and PBFX expects to make aggregate payments for this liability of $1,250 over the next five years. The current portion of the environmental liability is recorded in Accrued expenses and the noncurrent portion is recorded in Other long-term liabilities.

Applicable Federal and State Regulatory Requirements

The Company’s operations and many of the products it manufactures are subject to certain specific requirements of the Clean Air Act (the “CAA”) and related state and local regulations. The CAA contains provisions that require capital expenditures for the installation of certain air pollution control devices at the Company’s refineries. Subsequent rule making authorized by the CAA or similar laws or new agency interpretations of existing rules, may necessitate additional expenditures in future years.

In 2010, New York State adopted a Low-Sulfur Heating Oil mandate that, beginning July 1, 2012, requires all heating oil sold in New York State to contain no more than 15 parts per million (“PPM”) sulfur. Since July 1, 2012, other states in the Northeast market began requiring heating oil sold in their state to contain no more than 15 PPM sulfur. Currently, all of the Northeastern states and Washington DC. have adopted sulfur controls on heating oil. Most of the Northeastern states will now require heating oil with 15 PPM or less sulfur by July 1, 2018 (except for Pennsylvania and Maryland—where less than 500 PPM sulfur is required). All of the heating oil the Company currently produces meets these specifications. The mandate and other requirements do not currently have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA issued the final Tier 3 Gasoline standards on March 3, 2014 under the CAA. This final rule establishes more stringent vehicle emission standards and further reduces the sulfur content of gasoline starting in January 2017. The new standard is set at 10 PPM sulfur in gasoline on an annual average basis starting January 1, 2017, with a credit trading program to provide compliance flexibility. The EPA responded to industry comments on the proposed rule and maintained the per gallon sulfur cap on gasoline at the existing 80 PPM cap. The refineries are complying with these new requirements as planned, either directly or using flexibility provided by sulfur credits generated or purchased in advance as an economic optimization. The standards set by the new rule are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2017, the EPA issued final 2018 RFS standards that will slightly increase renewable volume standards from final 2017 levels. It is not clear that renewable fuel producers will be able to produce the volumes of these fuels required for blending in accordance with the 2018 standards. Despite decreasing 7% in comparison to 2017, the final 2018 cellulosic standard is still set at approximately 125% of the 2016 standard. It is likely that cellulosic RIN production will be lower than needed forcing obligated parties, such as us, to purchase cellulosic “waiver credits” to comply in 2018 (the waiver credit option by regulation is only available for the cellulosic standard). The advanced and total RIN requirements were kept relatively flat in comparison to 2017, but remain 19% and 7% higher than final 2016 levels. Production of advanced RINs has been below what is needed for compliance in 2017 and obligated parties, such as us, will likely continue to rely on the nesting feature of the biodiesel RIN to comply with the advanced standard in 2018. Consistent with 2017, compliance in 2018 will likely rely on obligated parties drawing down the supply of excess RINs collectively known as the “RIN bank” and could tighten the RIN market potentially raising RIN prices further. While a proposal to change the point of obligation under the RFS program to the “blender” of renewable fuels was denied by the EPA in November of

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2017, we remain hopeful that the current presidential administration will initiate necessary changes to the RFS program in the future and provide relief to us and other downstream refiners that continue to feel the burden of increased costs to comply with RFS.

In addition, on December 1, 2015 the EPA finalized revisions to an existing air regulation concerning Maximum Achievable Control Technologies (“MACT”) for Petroleum Refineries. The regulation requires additional continuous monitoring systems for eligible process safety valves relieving to atmosphere, minimum flare gas heat (Btu) content, and delayed coke drum vent controls to be installed by January 30, 2019. In addition, a program for ambient fence line monitoring for benzene was implemented prior to the deadline of January 30, 2018. The Company is in the process of implementing the requirements of this regulation. The regulation does not have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA published a Final Rule to the Clean Water Act (“CWA”) Section 316(b) in August 2014 regarding cooling water intake structures, which includes requirements for petroleum refineries. The purpose of this rule is to prevent fish from being trapped against cooling water intake screens (impingement) and to prevent fish from being drawn through cooling water systems (entrainment). Facilities will be required to implement Best Technology Available (“BTA”) as soon as possible, but state agencies have the discretion to establish implementation time lines. The Company continues to evaluate the impact of this regulation, and at this time does not anticipate it having a material impact on the Company’s financial position, results of operations or cash flows.

As a result of the Torrance Acquisition, the Company is subject to greenhouse gas emission control regulations in the state of California pursuant to AB32. AB32 imposes a statewide cap on greenhouse gas emissions, including emissions from transportation fuels, with the aim of returning the state to 1990 emission levels by 2020. AB32 is implemented through two market mechanisms including the Low Carbon Fuel Standard (“LCFS”) and Cap and Trade, which was extended for an additional 10 years to 2030 in July 2017. The Company is responsible for the AB32 obligations related to the Torrance refinery beginning on July 1, 2016 and must purchase emission credits to comply with these obligations. Additionally, in September 2016, the state of California enacted Senate Bill 32 (“SB32”) which further reduces greenhouse gas emissions targets to 40 percent below 1990 levels by 2030.

However, subsequent to the acquisition, the Company is recovering the majority of these costs from its customers, and as such does not expect this obligation to materially impact the Company’s financial position, results of operations, or cash flows. To the degree there are unfavorable changes to AB32 or SB32 regulations or the Company is unable to recover such compliance costs from customers, these regulations could have a material adverse effect on our financial position, results of operations and cash flows.

The Company is subject to obligations to purchase RINs. On February 15, 2017, the Company received a notification that EPA records indicated that PBF Holding used potentially invalid RINs that were in fact verified under the EPA’s RIN Quality Assurance Program (“QAP”) by an independent auditor as QAP A RINs. Under the regulations, use of potentially invalid QAP A RINs provided the user with an affirmative defense from civil penalties provided certain conditions are met. The Company has asserted the affirmative defense and if accepted by the EPA will not be required to replace these RINs and will not be subject to civil penalties under the program. It is reasonably possible that the EPA will not accept the Company’s defense and may assess penalties in these matters but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

As of January 1, 2011, the Company is required to comply with the EPA’s Control of Hazardous Air Pollutants From Mobile Sources, or MSAT2, regulations on gasoline that impose reductions in the benzene content of its

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produced gasoline. The Company purchases benzene credits to meet these requirements. The Company’s planned capital projects will reduce the amount of benzene credits that it needs to purchase. In addition, the renewable fuel standards mandate the blending of prescribed percentages of renewable fuels (e.g., ethanol and biofuels) into the Company’s produced gasoline and diesel. These new requirements, other requirements of the CAA and other presently existing or future environmental 25 regulations may cause the Company to make substantial capital expenditures as well as the purchase of credits at significant cost, to enable its refineries to produce products that meet applicable requirements.

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as “Superfund,” imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for investigation and the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. As discussed more fully above, certain of the Company’s sites are subject to these laws and the Company may be held liable for investigation and remediation costs or claims for natural resource damages. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the Company’s current normal operations, it has generated waste, some of which falls within the statutory definition of a “hazardous substance” and some of which may have been disposed of at sites that may require cleanup under Superfund.

The Company is also currently subject to certain other existing environmental claims and proceedings. The Company believes that there is only a remote possibility that future costs related to any of these other known contingent liability exposures would have a material impact on its financial position, results of operations or cash flows.

PBF LLC Limited Liability Company Agreement

The holders of limited liability company interests in PBF LLC, including PBF Energy, generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF LLC, regardless of whether such holders receive cash distributions from PBF LLC. PBF Energy ultimately may not receive cash distributions from PBF LLC equal to its share of such taxable income or even equal to the actual tax due with respect to that income. For example, PBF LLC is required to include in taxable income PBF LLC’s allocable share of PBFX’s taxable income and gains (such share to be determined pursuant to the partnership agreement of PBFX), regardless of the amount of cash distributions received by PBF LLC from PBFX, and such taxable income and gains will flow-through to PBF Energy to the extent of its allocable share of the taxable income of PBF LLC. As a result, at certain times, the amount of cash otherwise ultimately available to PBF Energy on account of its indirect interest in PBFX may not be sufficient for PBF Energy to pay the amount of taxes it will owe on account of its indirect interests in PBFX.

Taxable income of PBF LLC generally is allocated to the holders of PBF LLC units (including PBF Energy) pro-rata in accordance with their respective share of the net profits and net losses of PBF LLC. In general, PBF LLC is required to make periodic tax distributions to the members of PBF LLC, including PBF Energy, pro-rata in accordance with their respective percentage interests for such period (as determined under the amended and restated limited liability company agreement of PBF LLC), subject to available cash and applicable law and

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contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions are required to be in an amount equal to our estimate of the taxable income of PBF LLC for the year multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses). If, with respect to any given calendar year, the aggregate periodic tax distributions were less than the actual taxable income of PBF LLC multiplied by the assumed tax rate, PBF LLC is required to make a “true up” tax distribution, no later than March 15 of the following year, equal to such difference, subject to the available cash and borrowings of PBF LLC. PBF LLC generally obtains funding to pay its tax distributions by causing PBF Holding to distribute cash to PBF LLC and from distributions it receives from PBFX.

Tax Receivable Agreement

PBF Energy (the Company’s indirect parent) entered into a tax receivable agreement with the PBF LLC Series A and PBF LLC Series B Unit holders (the “Tax Receivable Agreement”) that provides for the payment by PBF Energy to such persons of an amount equal to 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) increases in tax basis, as described below, and (ii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For purposes of the Tax Receivable Agreement, the benefits deemed realized by PBF Energy will be computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF LLC as a result of purchases or exchanges of PBF LLC Series A Units for shares of PBF Energy’s Class A common stock and had PBF Energy not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless: (i) PBF Energy exercises its right to terminate the Tax Receivable Agreement, (ii) PBF Energy breaches any of its material obligations under the Tax Receivable Agreement or (iii) certain changes of control occur, in which case all obligations under the Tax Receivable Agreement will generally be accelerated and due as calculated under certain assumptions.

The payment obligations under the Tax Receivable Agreement are obligations of PBF Energy and not of PBF LLC or PBF Holding. In general, PBF Energy expects to obtain funding for these annual payments from PBF LLC, primarily through tax distributions, which PBF LLC makes on a pro-rata basis to its owners. Such owners include PBF Energy, which holds a 96.7% and 96.5% interest in PBF LLC as of December 31, 2017 and December 31, 2016, respectively. PBF LLC generally obtains funding to pay its tax distributions by causing PBF Holding to distribute cash to PBF LLC and from distributions it receives from PBFX. As a result of the reduction of the corporate federal tax rate from 35% to 21% as part of the Tax Cut Jobs Act (“TCJA”), PBF Energy’s liability associated with the Tax Receivable Agreement was reduced.

15. MEMBERS’ EQUITY STRUCTURE

PBF LLC Capital Structure

PBF LLC Series A Units

The allocation of profits and losses and distributions to PBF LLC Series A unit holders is governed by the Limited Liability Company Agreement of PBF LLC. These allocations are made on a pro rata basis with PBF LLC Series C Units. PBF LLC Series A unit holders do not have voting rights.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

PBF LLC Series B Units

The PBF LLC Series B Units are intended to be “profit interests” within the meaning of Revenue Procedures 93-27 and 2001-43 of the Internal Revenue Service and have a stated value of zero at issuance. The PBF LLC Series B Units are held by certain of the Company’s current and former officers, have no voting rights and are designed to increase in value only after the Company’s financial sponsors achieve certain levels of return on their investment in PBF LLC Series A Units. Accordingly, the amounts paid to the holders of PBF LLC Series B Units, if any, will reduce only the amounts otherwise payable to the PBF LLC Series A Units held by the Company’s financial sponsors, and will not reduce or otherwise impact any amounts payable to PBF Energy (the holder of PBF LLC Series C Units), the holders of PBF Energy’s Class A common stock or any other holder of PBF LLC Series A Units. The maximum number of PBF LLC Series B Units authorized to be issued is 1,000,000.

PBF LLC Series C Units

The PBF LLC Series C Units rank on a parity with the PBF LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, winding up or dissolution. PBF LLC Series C Units are held solely by PBF Energy.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Information about the issued classes of PBF LLC units for the years ended December 31, 2017, 2016 and 2015, is as follows:

	Series A Units	Series B Units	Series C Units
Balance—January 1, 2015	9,170,696	1,000,000	81,981,119
Secondary offering transaction	(3,804,653)	—	3,804,653
Issuances of restricted stock	—	—	247,720
Exercise of warrants and options	149,974	—	12,766
Exchange of Series A Units for Class A common stock of PBF Energy Inc.	(529,178)	—	529,178
Redemption of C Units in connection with stock repurchase	—	—	(284,771)
Surrender of units for tax withholding	(1,481)	—	(8,732)
Purchase of Series C units in connection with the October 2015 Equity Offering	—	—	11,500,000

Balance—December 31, 2015	4,985,358	1,000,000	97,781,933
Issuance of restricted stock	—	—	320,458
Exercise of warrants and options	25,550	—	11,650
Exchange of Series A Units for Class A common stock of PBF Energy Inc.	(1,090,006)	—	1,090,006
Purchase of Series C units in connection with the December 2016 Equity Offering	—	—	10,000,000

Balance—December 31, 2016	3,920,902	1,000,000	109,204,047
Issuance of restricted stock	—	—	702,404
Exercise of warrants and options	64,373	—	462,500
Exchange of Series A Units for Class A common stock of PBF Energy Inc.	(196,580)	—	196,580
Redemption of Series A Units by PBF Energy	(21,231)	—	21,231

Balance—December 31, 2017	3,767,464	1,000,000	110,586,762

The warrants and options exercised in the table above include both non-compensatory and compensatory PBF LLC Series A warrants and options.

Repurchase Program

PBF Energy’s Board of Directors authorized the repurchase of up to $300,000 of the Company’s Series C Units, through the repurchase of PBF Energy’s Class A common stock (the “Repurchase Program”). On September 26, 2016, PBF Energy’s Board of Directors approved a two year extension to the Repurchase Program. As a result of the extension, the Repurchase Program will expire on September 30, 2018. From inception of the Repurchase Program through December 31, 2017, the Company has purchased approximately 6.05 million of the Company’s Series C Units under the Repurchase Program, for a total of $150,804 through the purchase of PBF Energy’s Class A common stock in open market transactions. No repurchases of the Company’s Series C Units were made during the years ended December 31, 2017 or December 31, 2016.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

These repurchases of Series C Units through the repurchases of PBF Energy Class A common stock may be made from time to time through various methods, including open market transactions, block trades, accelerated share repurchases, privately negotiated transactions or otherwise, certain of which may be effected through Rule 10b5-1 and Rule 10b-18 plans. The timing and number of units repurchased will depend on a variety of factors, including price, capital availability, legal requirements and economic and market conditions. The Company is not obligated to purchase any units under the Repurchase Program, and repurchases may be suspended or discontinued at any time without prior notice.

As of December 31, 2017, the Company had $149,196 remaining in authorized expenditures under the Repurchase Program.

The Company also records Series A units surrendered to cover income tax withholdings for certain directors and employees and others pursuant to the vesting of certain awards under the Company’s equity-based compensation plans as treasury shares.

16. NONCONTROLLING INTERESTS

Noncontrolling Interest in PBFX

PBF LLC holds a 44.1% limited partner interest in PBFX and all of PBFX’s IDRs, with the remaining 55.9% limited partner interest owned by public common unit holders as of December 31, 2017. PBF LLC is also the sole member of PBF GP, the general partner of PBFX.

PBF Energy, through its ownership of PBF LLC, consolidates the financial results of PBFX, and records a noncontrolling interest for the economic interest in PBFX held by the public common unit holders. Noncontrolling interest on the consolidated statements of operations includes the portion of net income or loss attributable to the economic interest in PBFX held by the public common unit holders of PBFX other than PBF Energy (through its ownership in PBF LLC). Noncontrolling interest on the consolidated balance sheets includes the portion of net assets of PBFX attributable to the public common unit holders of PBFX.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The noncontrolling interest ownership percentages in PBFX as of the DCR Products Pipeline and Truck Rack Acquisition, the 2016 PBFX Equity Offerings and the years ended December 31, 2017, 2016 and 2015 are calculated as follows:

	Units of PBFX Held by the Public	Units of PBFX Held by PBF LLC (Including Subordinated Units)	Total
January 1, 2015	15,812,500	17,171,077	32,983,577
	47.9%	52.1%	100.0%
May 15, 2015	15,812,500	18,459,497	34,271,997
	46.1%	53.9%	100.0%
December 31, 2015	15,924,676	18,459,497	34,384,173
	46.3%	53.7%	100.0%
April 5, 2016	18,799,676	18,459,497	37,259,173
	50.5%	49.5%	100.0%
August 17, 2016	22,893,472	18,459,497	41,352,969
	55.4%	44.6%	100.0%
December 31, 2016	23,271,174	18,459,497	41,730,671
	55.8%	44.2%	100.0%
December 31, 2017	23,441,211	18,459,497	41,900,708
	55.9%	44.1%	100.0%

Noncontrolling Interest in PBF Holding

In connection with the Chalmette Acquisition, PBF Holding recorded noncontrolling interests in two subsidiaries of Chalmette Refining. PBF Holding, through Chalmette Refining, owns an 80% ownership interest in both Collins Pipeline Company and T&M Terminal Company. The Company recorded a noncontrolling interest in the earnings of these subsidiaries of $95 and $269 for the years ended December 31, 2017 and 2016, respectively.

The following table summarizes the changes in equity for the controlling and noncontrolling interests of PBF LLC for the years ended December 31, 2017 and 2016:

	PBF LLC Equity	Noncontrolling Interest in PBFX	Noncontrolling Interest in PBF Holding	Total Equity
Balance at January 1, 2017	$2,040,851	$434,456	$12,513	$2,487,820
Comprehensive income	499,103	51,073	95	550,271
Dividends and distributions	(136,367)	(44,636)	(1,800)	(182,803)
Grant of restricted shares	1,038	—	—	1,038
Stock-based compensation	21,503	5,345	—	26,848
Exercise of PBF LLC options and warrants, net	(598)	—	—	(598)
Purchase of treasury stock	(1,038)	—	—	(1,038)
Other	(2,081)	(954)	—	(3,035)

Balance at December 31, 2017	$2,422,411	$445,284	$10,808	$2,878,503

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

	PBF LLC Equity	Noncontrolling Interest in PBFX	Noncontrolling Interest in PBF Holding	Total Equity
Balance at January 1, 2016	$1,551,853	$340,317	$17,225	$1,909,395
Comprehensive income	278,296	39,840	269	318,405
Dividends and distributions	(139,433)	(33,714)	—	(173,147)
Issuance of additional PBFX common units	54,944	83,434	—	138,378
Grant of restricted shares	743	—	—	743
Stock-based compensation	18,296	4,360	—	22,656
Exercise of PBF LLC options and warrants, net	886	—	—	886
Purchase of Series C units in connection with the December 2016 Equity Offering	275,300	—	—	275,300
Purchase of treasury stock	(743)	—	—	(743)
Other	709	219	(4,981)	(4,053)

Balance at December 31, 2016	$2,040,851	$434,456	$12,513	$2,487,820

Comprehensive Income

Comprehensive income includes net income and other comprehensive income (loss) arising from activity related to the Company’s defined employee benefit plan and unrealized gain on available-for-sale securities. The following table summarizes the allocation of total comprehensive income between the controlling and noncontrolling interests of PBF LLC for the year ended December 31, 2017:

	Attributable to PBF LLC	Noncontrolling Interests	Total
Net income	$500,077	$51,168	$551,245
Other comprehensive loss:
Unrealized loss on available for sale securities	(24)	—	(24)
Net loss on pension and other post-retirement benefits	(950)	—	(950)

Total other comprehensive loss	(974)	—	(974)

Total comprehensive income	$499,103	$51,168	$550,271

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The following table summarizes the allocation of total comprehensive income of PBF LLC between the controlling and noncontrolling interests for the year ended December 31, 2016:

	Attributable to PBF LLC	Noncontrolling Interest	Total
Net income	$280,888	$40,109	$320,997
Other comprehensive loss:
Unrealized loss on available for sale securities	(42)	—	(42)
Net loss on pension and other post-retirement benefits	(2,550)	—	(2,550)

Total other comprehensive loss	(2,592)	—	(2,592)

Total comprehensive income	$278,296	$40,109	$318,405

The following table summarizes the allocation of total comprehensive income of PBF LLC between the controlling and noncontrolling interests for the year ended December 31, 2015:

	Attributable to PBF LLC	Noncontrolling Interest	Total
Net income	$226,312	$34,880	$261,192
Other comprehensive income:
Unrealized gain on available for sale securities	124	—	124
Net gain on pension and other post-retirement benefits	1,982	—	1,982

Total other comprehensive income	2,106	—	2,106

Total comprehensive income	$228,418	$34,880	$263,298

17. STOCK-BASED COMPENSATION

Stock-based compensation expense included in general and administrative expenses consisted of the following:

	Years Ended December 31,
	2017	2016	2015
PBF Energy options	$9,369	$11,020	$7,528
PBF Energy restricted shares	12,134	7,276	1,690
PBFX Phantom Units	5,345	4,360	4,279

	$26,848	$22,656	$13,497

PBF LLC Series A warrants and options

PBF LLC granted compensatory warrants to employees of the Company in connection with their purchase of Series A units in PBF LLC. The warrants grant the holder the right to purchase PBF LLC Series A Units. One-quarter of the PBF LLC Series A compensatory warrants were exercisable at the date of grant and the remaining three-quarters become exercisable over equal annual installments on each of the first three

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

anniversaries of the grant date subject to acceleration in certain circumstances. They are exercisable for ten years from the date of grant. The remaining warrants became fully exercisable in connection with the IPO of PBF Energy.

In addition, options to purchase PBF LLC Series A units were granted to certain employees, management and directors of PBF Energy. Options vest over equal annual installments on each of the first three anniversaries of the grant date subject to acceleration in certain circumstances. The options are exercisable for ten years from the date of grant.

The Company did not issue PBF LLC Series A Unit compensatory warrants or options in 2017, 2016 or 2015.

The following table summarizes activity for PBF LLC Series A compensatory warrants and options for the years ended December 31, 2017, 2016 and 2015:

	Number of PBF LLC Series A Compensatory Warrants and Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Stock Based Compensation, Outstanding at January 1, 2015	801,479	$10.53	6.41

Exercised	(160,700)	10.28	—
Forfeited	—	—	—

Outstanding at December 31, 2015	640,779	$10.59	5.46

Exercised	(27,833)	10.00	—
Forfeited	—	—	—

Outstanding at December 31, 2016	612,946	$10.62	4.47

Exercised	(126,634)	10.17	—
Forfeited	—	—	—

Outstanding at December 31, 2017	486,312	$10.73	3.52

Exercisable and vested at December 31, 2017	486,312	$10.73	3.52
Exercisable and vested at December 31, 2016	612,946	$10.62	4.47
Exercisable and vested at December 31, 2015	640,779	$10.59	5.46
Expected to vest at December 31, 2017	486,312	$10.73	3.52

The total intrinsic value of stock options both outstanding and exercisable at December 31, 2017 and December 31, 2016 was $12,016 and $10,577, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2017, 2016, and 2015 was $2,301, $461, and $3,452, respectively.

There was no unrecognized compensation expense related to PBF LLC Series A warrants and options at December 31, 2017 or 2016.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Prior to 2014, members of management of the Company had also purchased non-compensatory Series A warrants in PBF LLC with an exercise price of $10.00 per unit, all of which were immediately exercisable. There were no non-compensatory warrants exercised during the years ended December 31, 2017 and December 31, 2016. At December 31, 2017 and 2016, there were 32,719 non-compensatory warrants outstanding, respectively.

PBF LLC Series B Units

PBF LLC Series B Units were issued and allocated to certain members of management during the years ended December 31, 2011 and 2010. One-quarter of the PBF LLC Series B Units vested at the time of grant and the remaining three-quarters vested in equal annual installments on each of the first three anniversaries of the grant date, subject to accelerated vesting upon certain events. The Series B Units fully vested during the year ended December 31, 2013. There was no activity related to the Series B units for the years ended December 31, 2017, 2016 or 2015.

PBF Energy options and restricted stock

PBF Energy grants awards of its Class A common stock under its equity incentive plans which authorize the granting of various stock and stock-related awards to directors, employees, prospective employees and non-employees. Awards include options to purchase shares of Class A common stock and restricted Class A common stock that vest over a period determined by the plans.

The PBF Energy options and restricted Class A common stock vest in equal annual installments on each of the first four anniversaries of the grant date subject to acceleration in certain circumstances. The options are exercisable for ten years from the date of grant.

The following table summarizes activity for PBF Energy restricted stock for the years ended December 31, 2017, 2016 and 2015.

	Number of PBF Energy Restricted Class A Common Stock	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2015	85,288	$31.49

Granted	247,720	30.97
Vested	(38,128)	32.84
Forfeited	—	—

Nonvested at December 31, 2015	294,880	$30.87

Granted	360,820	22.44
Vested	(134,331)	31.43
Forfeited	—	—

Nonvested at December 31, 2016	521,369	$24.89

Granted	762,425	25.86
Vested	(172,978)	24.99
Forfeited	(15,100)	24.18

Nonvested at December 31, 2017	1,095,716	$25.56

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The estimated fair value of PBF Energy options granted during the years ended December 31, 2017, 2016 and 2015 was determined using the Black-Scholes pricing model with the following weighted average assumptions:

	December 31, 2017	December 31, 2016	December 31, 2015
Expected life (in years)	6.25	6.25	6.25
Expected volatility	39.5%	39.7%	38.4%
Dividend yield	4.58%	4.73%	3.96%
Risk-free rate of return	2.09%	1.42%	1.58%
Exercise price	$26.52	$26.18	$30.28

The following table summarizes activity for PBF Energy options for the years ended December 31, 2017, 2016 and 2015.

	Number of PBF Energy Class A Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Stock-based awards, outstanding at January 1, 2015	2,401,875	$25.97	8.67

Granted	1,899,500	30.28	10.00
Exercised	(30,000)	25.79	—
Forfeited	(15,000)	26.38	—

Outstanding at December 31, 2015	4,256,375	$27.89	8.32

Granted	1,792,000	26.18	10.00
Exercised	(11,250)	25.86	—
Forfeited	(66,500)	28.74	—

Outstanding at December 31, 2016	5,970,625	$27.37	8.02

Granted	1,638,075	26.52	10.00
Exercised	(462,500)	25.65	—
Forfeited	(263,425)	27.71	—

Outstanding at December 31, 2017	6,882,775	$27.27	7.82

Exercisable and vested at December 31, 2017	2,958,875	$27.58	6.77
Exercisable and vested at December 31, 2016	2,271,375	$27.23	7.21
Exercisable and vested at December 31, 2015	1,136,250	$26.22	7.61
Expected to vest at December 31, 2017	6,882,775	$27.27	7.82

The total estimated fair value of PBF Energy options granted in 2017 and 2016 was $10,913 and $11,346 and the weighted average per unit fair value was $6.66 and $6.33. The total intrinsic value of stock options outstanding and exercisable at December 31, 2017 was $56,656 and $23,665, respectively. The total intrinsic value of stock options outstanding and exercisable at December 31, 2016 $11,676 and $3,914, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2017 and 2016 was $2,365 and $5, respectively.

Unrecognized compensation expense related to PBF Energy options at December 31, 2017 was $21,809, which will be recognized from 2018 through 2021.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

PBFX Phantom Units

PBF GP’s board of directors adopted the PBF Logistics LP 2014 Long-Term Incentive Plan (the “PBFX LTIP”) in connection with the completion of the PBFX Offering. The PBFX LTIP is for the benefit of employees, consultants, service providers and non-employee directors of the general partner and its affiliates.

In the years ended December 31, 2017, 2016 and 2015, PBFX issued phantom unit awards under the PBFX LTIP to certain directors, officers and employees of our general partner or its affiliates as compensation. The fair value of each phantom unit on the grant date is equal to the market price of PBFX’s common unit on that date. The estimated fair value of PBFX’s phantom units is amortized over the vesting period of four years, using the straight-line method. Total unrecognized compensation cost related to PBFX’s nonvested phantom units totaled $6,662 and $5,855 as of December 31, 2017 and 2016, respectively, which is expected to be recognized over a weighted-average period of four years. The fair value of nonvested service phantom units outstanding as of December 31, 2017 and 2016, totaled $13,845 and $12,693, respectively.

A summary of PBFX’s unit award activity for the years ended December 31, 2017, 2016 and 2015 is set forth below:

	Number of Phantom Units	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2015	275,522	$26.56
Granted	266,360	23.92
Vested	(137,007)	25.83
Forfeited	(1,500)	26.74

Nonvested at December 31, 2015	403,375	$25.06
Granted	284,854	19.95
Vested	(116,349)	25.24
Forfeited	(7,000)	23.20

Nonvested at December 31, 2016	564,880	$22.47
Granted	319,940	20.97
Vested	(217,171)	23.15
Forfeited	(24,875)	21.23

Nonvested at December 31, 2017	642,774	$21.54

The PBFX LTIP provides for the issuance of distribution equivalent rights (“DERs”) in connection with phantom unit awards. A DER entitles the participant, upon vesting of the related phantom units, to a mandatory cash payments equal to the product of the number of vested phantom unit awards and the cash distribution per common unit paid by PBFX to its common unitholders. Cash payments made in connection with DERs are charged to partners’ equity, accrued and paid upon vesting.

18. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company’s defined contribution plan covers all employees. Employees are eligible to participate as of the first day of the month following 30 days of service. Participants can make basic contributions up to 50 percent of their annual salary subject to Internal Revenue Service limits. The Company matches participants’ contributions

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

at the rate of 200 percent of the first 3 percent of each participant’s total basic contribution based on the participant’s total annual salary. The Company’s contribution to the qualified defined contribution plans was $23,321, $19,746 and $12,753 for the years ended December 31, 2017, 2016 and 2015, respectively.

Defined Benefit and Post-Retirement Medical Plans

The Company sponsors a noncontributory defined benefit pension plan (the “Qualified Plan”) with a policy to fund pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974 (“ERISA”) and Federal income tax laws. In addition, the Company sponsors a supplemental pension plan covering certain employees, which provides incremental payments that would have been payable from the Company’s principal pension plan, were it not for limitations imposed by income tax regulations (the “Supplemental Plan”). The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation which is to be recognized in the balance sheet. The plan assets and benefit obligations are measured as of the balance sheet date.

The non-union Delaware City employees and all Paulsboro, Toledo, Chalmette and Torrance employees became eligible to participate in the Company’s defined benefit plans as of the respective acquisition dates. The union Delaware City employees became eligible to participate in the Company’s defined benefit plans upon commencement of normal operations. The Company did not assume any of the employees’ pension liability accrued prior to the respective acquisitions.

The Company formed the Post-Retirement Medical Plan on December 31, 2010 to provide health care coverage continuation from date of retirement to age 65 for qualifying employees associated with the Paulsboro acquisition. The Company credited the qualifying employees with their prior service under Valero which resulted in the recognition of a liability for the projected benefit obligation. The Post-Retirement Medical Plan was amended during 2013 to include all corporate employees, amended in 2014 to include Delaware City and Toledo employees, amended in 2015 to include Chalmette employees and amended in 2016 to include Torrance employees.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The changes in the benefit obligation, the changes in fair value of plan assets, and the funded status of the Company’s Pension and Post-Retirement Medical Plans as of and for the years ended December 31, 2017 and 2016 were as follows:

	Pension Plans		Post-Retirement Medical Plan
	2017	2016	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$135,508	$100,011	$22,740	$17,729
Service cost	40,572	36,359	1,263	1,047
Interest cost	4,336	3,096	688	528
Plan amendments	462	—	—	2,524
Plan settlements	(4,881)	—	—	—
Benefit payments	(4,034)	(3,449)	(693)	(575)
Actuarial loss (gain)	13,268	(509)	(2,471)	1,487

Projected benefit obligation at end of year	$185,231	$135,508	$21,527	$22,740

Change in plan assets:
Fair value of plan assets at beginning of year	$75,367	$57,502	$—	$—
Actual return on plan assets	14,019	3,995	—	—
Benefits paid	(4,034)	(3,449)	(693)	(575)
Plan settlements	(4,881)	—	—	—
Employer contributions	41,181	17,319	693	575

Fair value of plan assets at end of year	$121,652	$75,367	$—	$—

Reconciliation of funded status:
Fair value of plan assets at end of year	$121,652	$75,367	$—	$—
Less benefit obligations at end of year	185,231	135,508	21,527	22,740

Funded status at end of year	$(63,579)	$(60,141)	$(21,527)	$(22,740)

The accumulated benefit obligations for the Company’s Pension Plans exceed the fair value of the assets of those plans at December 31, 2017 and 2016. The accumulated benefit obligation for the defined benefit plans approximated $148,011 and $108,838 at December 31, 2017 and 2016, respectively.

Benefit payments, which reflect expected future services, that the Company expects to pay are as follows for the years ended December 31:

	Pension Benefits	Post-Retirement Medical Plan
2018	$9,109	$1,257
2019	10,878	1,512
2020	13,282	1,764
2021	16,636	1,868
2022	20,080	1,867
Years 2023-2027	128,837	9,487

The Company’s funding policy for its defined benefit plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. The Company plans to contribute approximately $34,800 to the Company’s Pension Plans during 2018.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The components of net periodic benefit cost were as follows for the years ended December 31, 2017, 2016 and 2015:

	Pension Benefits			Post-Retirement Medical Plan
	2017	2016	2015	2017	2016	2015
Components of net period benefit cost:
Service cost	$40,572	$36,359	$24,298	$1,263	$1,047	$967
Interest cost	4,336	3,096	2,974	688	528	558
Expected return on plan assets	(5,766)	(4,681)	(3,422)	—	—	—
Settlement (gain)/loss recognized	993	—	—	—	—	—
Amortization of prior service cost	53	53	53	646	541	326
Amortization of actuarial loss (gain)	452	1,043	1,228	—	—	—

Net periodic benefit cost	$40,640	$35,870	$25,131	$2,597	$2,116	$1,851

Lump sum payments made by the Supplemental Plan to employees retiring in 2017 exceeded the Plan’s total service and interest costs expected for 2017. Settlement losses are required to be recorded when lump sum payments exceed total service and interest costs. As a result, the 2017 pension expense includes a settlement expense related to our cumulative lump sum payments made during the year.

The pre-tax amounts recognized in other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Pension Benefits			Post-Retirement Medical Plan
	2017	2016	2015	2017	2016	2015
Prior service costs	$462	$—	$—	$—	$2,524	$1,533
Net actuarial loss (gain)	5,015	176	(2,220)	(2,471)	1,487	312
Amortization of losses and prior service cost	(1,410)	(1,096)	(1,281)	(646)	(541)	(326)

Total changes in other comprehensive loss (income)	$4,067	$(920)	$(3,501)	$(3,117)	$3,470	$1,519

The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2017, and 2016 that have not yet been recognized as components of net periodic costs were as follows:

	Pension Benefits		Post-Retirement Medical Plan
	2017	2016	2017	2016
Prior service costs	$(885)	$(476)	$(5,337)	$(5,983)
Net actuarial loss	(22,544)	(18,975)	593	(1,878)

Total	$(23,429)	$(19,451)	$(4,744)	$(7,861)

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The following pre-tax amounts included in accumulated other comprehensive loss as of December 31, 2017 are expected to be recognized as components of net period benefit cost during the year ended December 31, 2018:

	Pension Benefits	Post-Retirement Medical Plan
Amortization of prior service (costs) credits	$(86)	$646
Amortization of net actuarial (loss) gain	(285)	—

Total	$(371)	$646

The weighted average assumptions used to determine the benefit obligations as of December 31, 2017, and 2016 were as follows:

	Qualified Plan		Supplemental Plan		Post-Retirement Medical Plan
	2017	2016	2017	2016	2017	2016
Discount rate—benefit obligations	3.58%	4.07%	3.55%	4.08%	3.33%	3.68%
Rate of compensation increase	4.53%	4.81%	5.00%	5.50%	—	—

The weighted average assumptions used to determine the net periodic benefit costs for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Qualified Plan			Supplemental Plan			Post-Retirement Medical Plan
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Discount rates:
Effective rate for service cost	4.15%	4.15%	4.25%	4.17%	4.17%	4.30%	4.10%	4.10%	4.32%
Effective rate for interest cost	3.38%	3.38%	3.31%	3.20%	3.20%	3.16%	3.11%	3.11%	3.09%
Effective rate for interest on service cost	3.59%	3.59%	3.51%	3.63%	3.63%	3.37%	3.84%	3.84%	4.04%
Expected long-term rate of return on plan assets	6.50%	7.00%	7.00%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.81%	4.81%	4.81%	5.50%	5.50%	5.50%	N/A	N/A	N/A

The assumed health care cost trend rates as of December 31, 2017 and 2016 were as follows:

	Post-Retirement Medical Plan
	2017	2016
Health care cost trend rate assumed for next year	6.0%	6.1%
Rate to which the cost trend rate was assumed to decline (the ultimate trend rate)	4.5%	4.5%
Year that the rate reached the ultimate trend rate	2038	2038

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Assumed health care costs trend rates have a significant effect on the amounts reported for retiree health care plans. A one percentage-point change in assumed health care costs trend rates would have the following effects on the medical post-retirement benefits:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$15	$(14)
Effect on accumulated post-retirement benefit obligation	307	(291)

The table below presents the fair values of the assets of the Company’s Qualified Plan as of December 31, 2017 and 2016 by level of fair value hierarchy. Assets categorized in Level 2 of the hierarchy consist of collective trusts and are measured at fair value based on the closing net asset value (“NAV”) as determined by the fund manager and reported daily. As noted above, the Company’s post-retirement medical plan is funded on a pay-as-you-go basis and has no assets.

	Fair Value Measurements Using NAV as Practical Expedient (Level 2)
	December 31,
	2017	2016
Equities:
Domestic equities	$36,582	$23,451
Developed international equities	17,236	10,736
Emerging market equities	8,474	5,164
Global low volatility equities	9,983	6,360
Fixed-income	45,469	29,576
Cash and cash equivalents	3,908	80

Total	$121,652	$75,367

The Company’s investment strategy for its Qualified Plan is to achieve a reasonable return on assets that supports the plan’s interest credit rating, subject to a moderate level of portfolio risk that provides liquidity. Consistent with these financial objectives as of December 31, 2017, the plan’s target allocations for plan assets are 54% invested in equity securities, 40% fixed income investments and 6% in real estate. Equity securities include international stocks and a blend of U.S. growth and value stocks of various sizes of capitalization. Fixed income securities include bonds and notes issued by the U.S. government and its agencies, corporate bonds, and mortgage-backed securities. The aggregate asset allocation is reviewed on an annual basis.

The overall expected long-term rate of return on plan assets for the Qualified Plan is based on the Company’s view of long-term expectations and asset mix.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

19. REVENUES

The following table provides information relating to the Company’s revenues from external customers for each product or group of similar products for the periods:

	Year Ended December 31,
	2017	2016	2015
Gasoline and distillates	$18,316,079	$14,017,350	$11,553,716
Feedstocks and other	1,232,627	388,358	315,042
Asphalt and blackoils	1,162,339	699,966	536,496
Chemicals	770,491	554,392	452,304
Lubricants	305,101	260,358	266,371

Total Revenues	$21,786,637	$15,920,424	$13,123,929

20. SEGMENT INFORMATION

The Company’s operations are organized into two reportable segments, Refining and Logistics. Operations that are not included in the Refining and Logistics segments are included in Corporate. Intersegment transactions are eliminated in the consolidated financial statements and are included in Eliminations.

Refining

The Company’s Refining Segment includes the operations of its five refineries, including certain related logistics assets that are not owned by PBFX. The Company’s refineries are located in Toledo, Ohio, Delaware City, Delaware, Paulsboro, New Jersey, New Orleans, Louisiana and Torrance, California. The refineries produce unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. The Company purchases crude oil, other feedstocks and blending components from various third-party suppliers. The Company sells products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States and Canada, and is able to ship products to other international destinations.

Logistics

The Company formed PBFX, a publicly traded master limited partnership, to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. PBFX’s assets primarily consist of rail and truck terminals and unloading racks, tank farms and pipelines that were acquired from or contributed by PBF LLC and are located at, or nearby, the Company’s refineries. PBFX provides various rail, truck and marine terminaling services, pipeline transportation services and storage services to PBF Holding and/or its subsidiaries and third party customers through fee-based commercial agreements. PBFX currently does not generate significant third party revenue and intersegment related-party revenues are eliminated in consolidation. From a PBF Energy perspective, the Company’s chief operating decision maker evaluates the Logistics segment as a whole without regard to any of PBFX’s individual segments.

The Company evaluates the performance of its segments based primarily on income from operations. Income from operations includes those revenues and expenses that are directly attributable to management of the respective segment. The Logistics segment’s revenues include intersegment transactions with the Company’s Refining segment at prices the Company believes are substantially equivalent to the prices that could have been negotiated with unaffiliated parties with respect to similar services. Activities of the Company’s business that are

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

not included in the two operating segments are included in Corporate. Such activities consist primarily of corporate staff operations and other items that are not specific to the normal operations of the two operating segments. The Company does not allocate certain items of other income and expense, including income taxes, to the individual segments. The Refinery segment’s operating subsidiaries and PBFX are primarily pass-through entities with respect to income taxes.

Total assets of each segment consist of property, plant and equipment, inventories, cash and cash equivalents, accounts receivables and other assets directly associated with the segment’s operations. Corporate assets consist primarily of property, plant and equipment and other assets not directly related to the Company’s refinery and logistic operations.

Disclosures regarding the Company’s reportable segments with reconciliations to consolidated totals for years ended December 31, 2017, 2016 and 2015 are presented below. In connection with the contribution by PBF LLC of the limited liability interests of PNGPC to PBFX, the accompanying segment information has been retrospectively adjusted to include the historical results of PNGPC in the Logistics segment for all periods presented prior to such contribution.

	Year Ended December 31, 2017
	Refining	Logistics	Corporate	Eliminations	Consolidated Total
Revenues	$21,772,478	$254,813	$—	$(240,654)	$21,786,637
Depreciation and amortization expense	254,161	23,831	12,964	—	290,956
Income (loss) from operations (1)	808,021	148,215	(211,128)	(14,565)	730,543
Interest expense, net	4,695	33,363	124,325	—	162,383
Capital expenditures (2)	634,013	89,539	3,483	—	727,035

	Year Ended December 31, 2016
	Refining	Logistics	Corporate	Eliminations	Consolidated Total
Revenues	$15,908,537	$187,335	$—	$(175,448)	$15,920,424
Depreciation and amortization expense	201,358	14,983	5,835	—	222,176
Income (loss) from operations (1)	551,810	110,822	(157,870)	(5,679)	499,083
Interest expense, net	2,938	30,433	122,448	—	155,819
Capital expenditures (3)	1,471,291	121,351	20,229	—	1,612,871

	Year Ended December 31, 2015
	Refining	Logistics	Corporate	Eliminations	Consolidated Total
Revenues	$13,123,929	$142,102	$—	$(142,102)	$13,123,929
Depreciation and amortization expense	180,045	7,684	9,688	—	197,417
Income (loss) from operations	442,550	94,859	(176,342)	—	361,067
Interest expense, net	17,061	21,254	71,096	—	109,411
Capital expenditures (4)	968,438	3,503	9,139	—	981,080

	Balance at December 31, 2017
	Refining	Logistics	Corporate	Eliminations	Consolidated Total
Total assets (5)	$7,298,049	$737,550	$44,203	$(40,817)	$8,038,985

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

	Balance at December 31, 2016
	Refining	Logistics	Corporate	Eliminations	Consolidated Total
Total assets	$6,408,638	$756,861	$5,856	$(37,863)	$7,133,492

(1)	The Logistics segment includes 100% of the income from operations of TVPC as TVPC is consolidated by PBFX. PBFX records net income attributable to noncontrolling interest for the 50% equity interest in TVPC held by PBF Holding. PBF Holding (included in the Refining segment) records equity income in investee related to its 50% noncontrolling ownership interest in TVPC. For the purposes of the consolidated PBF Energy financial statements, PBF Holding’s equity income in investee and PBFX’s net income attributable to noncontrolling interest eliminate in consolidation. As the acquisition of PBFX’s 50% interest in TVPC was completed in the third quarter of 2016, there was no impact on comparative 2015 disclosures.
(2)	The Logistic segment includes capital expenditures of $10,097 for the acquisition of the Toledo Products Terminal by PBFX on April 17, 2017.
(3)	The Refining segment includes capital expenditures of $971,932 for the acquisition of the Torrance refinery in the third quarter of 2016. Additionally, the Refining segment includes capital expenditures of $2,659 for the working capital settlement related to the acquisition of the Chalmette refinery that was finalized in the first quarter of 2016. The Logistics segment includes $98,373 for the PBFX Plains Asset Purchase that was completed in the second quarter of 2016.
(4)	The Refining segment includes capital expenditures of $565,304 for the acquisition of the Chalmette refinery on November 1, 2015, excluding the working capital settlement of $2,659 that was finalized in the first quarter of 2016.
(5)	The Logistics segment includes 100% of the assets of TVPC as TVPC is consolidated by PBFX. PBFX records a noncontrolling interest for the 50% equity interest in TVPC held by PBF Holding. PBF Holding (included in the Refining segment) records an equity investment in TVPC reflecting its noncontrolling ownership interest. For the purposes of the consolidated PBF Energy financial statements, PBFX’s noncontrolling interest in TVPC and PBF Holding’s equity investment in TVPC eliminate in consolidation.

21. INCOME TAXES

PBF LLC is a limited liability company treated as a “flow-through” entity for income tax purposes. Accordingly, there is generally no benefit or expense for federal or state income tax in the PBF LLC financial statements apart from the income tax attributable to two subsidiaries acquired in connection with the acquisition of Chalmette Refining and the Company’s wholly-owned Canadian subsidiary, PBF Ltd. that are treated as C-Corporations for income tax purposes.

The income tax (benefit) expense in the PBF LLC consolidated financial statements of operations consists of the following:

	December 31, 2017	December 31, 2016	December 31, 2015
Current income tax expense	$1,743	$3,887	$648
Deferred income tax (benefit) expense	(12,526)	19,802	—

Total income tax (benefit) expense	$(10,783)	$23,689	$648

During the preparation of the financial statements for the first quarter of 2016, management determined that the deferred income tax liabilities for PBF Ltd. were understated for prior periods. For the three months ended March 31, 2016, the Company incurred $30,602 of deferred tax expense and $121 of current tax expense relating to a correction of prior periods.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Tax Cuts and Jobs Act

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the TCJA. The TCJA makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries (the “Transition Tax”); (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

In connection with our initial analysis of the impact of the TCJA, PBF Energy estimated and recognized the measurement of the tax effects related to the TCJA based on the facts and interpretations of the legislation that currently exist noting that the estimated and recognized amounts pertaining to the PBF LLC subsidiaries noted above was not material for the year ended December 31, 2017.

22. FAIR VALUE MEASUREMENTS

The tables below present information about the Company’s financial assets and liabilities measured and recorded at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2017 and 2016.

We have elected to offset the fair value amounts recognized for multiple derivative contracts executed with the same counterparty; however, fair value amounts by hierarchy level are presented on a gross basis in the tables below. We have posted cash margin with various counterparties to support hedging and trading activities. The cash margin posted is required by counterparties as collateral deposits and cannot be offset against the fair value of open contracts except in the event of default. We have no derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	As of December 31, 2017
	Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Gross Fair Value	Effect of Counter- party Netting	Net Carrying Value on Balance Sheet
Assets:
Money market funds	$4,730	$—	$—	$4,730	N/A	$4,730
Commodity contracts	10,031	357	—	10,388	(10,388)	—
Liabilities:
Commodity contracts	51,673	33,035	—	84,708	(10,388)	74,320
Catalyst lease obligations	—	59,048	—	59,048	—	59,048
Derivatives included with inventory intermediation agreement obligations	—	7,721	—	7,721	—	7,721

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

	As of December 31, 2016
	Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Gross Fair Value	Effect of Counter- party Netting	Net Carrying Value on Balance Sheet
Assets:
Money market funds	$342,837	$—	$—	$342,837	N/A	$342,837
Marketable securities	40,024	—	—	40,024	N/A	40,024
Commodity contracts	948	35	—	983	(983)	—
Derivatives included with inventory intermediation agreement obligations	—	6,058	—	6,058	—	6,058
Liabilities:
Commodity contracts	859	3,548	84	4,491	(983)	3,508
Catalyst lease obligations	—	45,969	—	45,969	—	45,969

The valuation methods used to measure financial instruments at fair value are as follows:

•	Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within cash and cash equivalents.

•	Marketable securities, consisting primarily of US Treasury securities, categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices.

•	The commodity contracts categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. The commodity contracts categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon future commodity prices for similar instruments quoted in active markets.

•	The commodity contracts categorized in Level 3 of the fair value hierarchy consist of commodity price swap contracts that relate to forecasted purchases of crude oil for which quoted forward market prices are not readily available due to market illiquidity. The forward prices used to value these swaps were derived using broker quotes, prices from other third party sources and other available market based data.

•	The derivatives included with inventory intermediation agreement obligations and the catalyst lease obligations are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based upon commodity prices for similar instruments quoted in active markets.

Non-qualified pension plan assets are measured at fair value using a market approach based on published net asset values of mutual funds as a practical expedient. As of December 31, 2017 and 2016, $9,593 and $9,440, respectively, were included within Deferred charges and other assets, net for these non-qualified pension plan assets.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The table below summarizes the changes in fair value measurements of commodity contracts categorized in Level 3 of the fair value hierarchy:

	Year Ended December 31,
	2017	2016
Balance at beginning of period	$(84)	$3,543
Purchases	—	—
Settlements	45	(1,149)
Unrealized gain (loss) included in earnings	39	(2,478)
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Balance at end of period	$—	$(84)

There were no transfers between levels during the years ended December 31, 2017 and 2016, respectively.

Fair value of debt

The table below summarizes the fair value and carrying value as of December 31, 2017 and 2016.

	December 31, 2017			December 31, 2016
	Carrying value		Fair value	Carrying value	Fair value
Senior notes due 2025 (a)	$725,000		$763,945	$—	$—
Senior notes due 2023 (a)(d)	500,000		522,101	500,000	498,801
Senior secured notes due 2020 (a)	—		—	670,867	696,098
PBFX senior notes (a)	528,374		544,118	350,000	346,135
PBFX Term Loan (b)	—		—	39,664	39,664
PBF Rail Term Loan (b)	28,366		28,366	35,000	35,000
Catalyst leases (c)	59,048		59,048	45,969	45,969
PBFX Revolving Credit Facility (b)	29,700		29,700	189,200	189,200
Revolving Loan (b)	350,000		350,000	350,000	350,000

	2,220,488		2,297,278	2,180,700	2,200,867
Less—Current debt	(10,987	)(c)	(10,987)	(39,664)	(39,664)
Less—Unamortized deferred financing costs	(34,459)		n/a	(32,466)	n/a

Long—term debt	$2,175,042		$2,286,291	$2,108,570	$2,161,203

(a)	The estimated fair value, categorized as a Level 2 measurement, was calculated based on the present value of future expected payments utilizing implied current market interest rates based on quoted prices of the 2025 Senior Notes, Senior Secured Notes and PBFX Senior Notes.
(b)	The estimated fair value approximates carrying value, categorized as a Level 2 measurement, as these borrowings bear interest based upon short-term floating market interest rates.
(c)	Catalyst leases are valued using a market approach based upon commodity prices for similar instruments quoted in active markets and are categorized as a Level 2 measurement. The Company has elected the fair value option for accounting for its catalyst lease repurchase obligations as the Company’s liability is directly impacted by the change in fair value of the underlying catalyst. On October 5, 2017 Delaware City Refining entered into two platinum bridge leases which will expire in 2018. The leases are payable at maturity and will not be renewed. The total outstanding balance related to these bridge leases as of December 31, 2017 was $10,987 and is included in Current debt and on our Consolidated balance sheet.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

(d)	As discussed in Note 9 “Credit Facility and Debt” to the consolidated financial statements, these notes became unsecured following the Collateral Fall-Away Event on May 30, 2017.

23. DERIVATIVES

The Company uses derivative instruments to mitigate certain exposures to commodity price risk. The Company entered into the A&R Intermediation Agreements that contain purchase obligations for certain volumes of intermediates and refined products. The purchase obligations related to intermediates and refined products under these agreements are derivative instruments that have been designated as fair value hedges in order to hedge the commodity price volatility of certain refinery inventory. The fair value of these purchase obligation derivatives is based on market prices of the underlying crude oil and refined products. The level of activity for these derivatives is based on the level of operating inventories.

As of December 31, 2017, there were 3,000,142 barrels of intermediates and refined products (2,942,348 barrels at December 31, 2016) outstanding under these derivative instruments designated as fair value hedges. These volumes represent the notional value of the contract.

The Company also enters into economic hedges primarily consisting of commodity derivative contracts that are not designated as hedges and are used to manage price volatility in certain crude oil and feedstock inventories as well as crude oil, feedstock, and refined product sales or purchases. The objective in entering into economic hedges is consistent with the objectives discussed above for fair value hedges. As of December 31, 2017, there were 22,348,000 barrels of crude oil and 1,989,000 barrels of refined products (5,950,000 and 2,831,000 respectively, as of December 31, 2016), outstanding under short and long term commodity derivative contracts not designated as hedges representing the notional value of the contracts.

The following tables provide information about the fair values of these derivative instruments as of December 31, 2017 and December 31, 2016 and the line items in the consolidated balance sheet in which the fair values are reflected.

Description	Balance Sheet Location	Fair Value Asset/(Liability)
Derivatives designated as hedging instruments:
December 31, 2017:
Derivatives included with the inventory intermediation agreement obligations	Accrued expenses	$(7,721)
December 31, 2016:
Derivatives included with the inventory intermediation agreement obligations	Accrued expenses	$6,058
Derivatives not designated as hedging instruments:
December 31, 2017:
Commodity contracts	Accrued expenses	$(74,320)
December 31, 2016:
Commodity contracts	Accrued expenses	$3,508

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The following table provides information about the gains or losses recognized in income on these derivative instruments and the line items in the consolidated financial statements of operations in which such gains and losses are reflected.

Description	Location of Gain or (Loss) Recognized in Income on Derivatives	Gain or (Loss) Recognized in Income on Derivatives
Derivatives designated as hedging instruments:
For the year ended December 31, 2017:
Derivatives included with the inventory intermediation agreement obligations	Cost of products and other	$(13,779)
For the year ended December 31, 2016:
Derivatives included with the inventory intermediation agreement obligations	Cost of products and other	$(29,453)
For the year ended December 31, 2015:
Derivatives included with inventory supply arrangement obligations	Cost of products and other	$(4,251)
Derivatives included with the inventory intermediation agreement obligations	Cost of products and other	$(59,323)
Derivatives not designated as hedging instruments:
For the year ended December 31, 2017:
Commodity contracts	Cost of products and other	$(85,443)
For the year ended December 31, 2016:
Commodity contracts	Cost of products and other	$(55,557)
For the year ended December 31, 2015:
Commodity contracts	Cost of products and other	$32,416
Hedged items designated in fair value hedges:
For the year ended December 31, 2017:
Intermediate and refined product inventory	Cost of products and other	$13,779
For the year ended December 31, 2016:
Intermediate and refined product inventory	Cost of products and other	$29,453
For the year ended December 31, 2015:
Crude oil and feedstock inventory	Cost of products and other	$4,251
Intermediate and refined product inventory	Cost of products and other	$59,323

The Company had no ineffectiveness related to the fair value hedges as of December 31, 2017, 2016 and 2015.

24. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on March 12, 2018. Management has evaluated subsequent events through this date.

Dividends Declared

On February 15, 2018, PBF Energy announced a dividend of $0.30 per share on outstanding PBF Energy Class A common stock. The dividend is payable on March 14, 2018 to PBF Energy Class A common stockholders of record as of February 28, 2018.

PBF ENERGY COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

PBFX Distributions

On February 15, 2018, the Board of Directors of PBF GP announced a distribution of $0.4850 per unit on outstanding common units of PBFX. The distribution is payable on March 14, 2018 to PBFX unit holders of record as of February 28, 2018.

PBF LOGISTICS LP

PBF LOGISTICS FINANCE CORPORATION

Offer to Exchange

Up To $175,000,000 of

6.875% Senior Notes due 2023

That Have Not Been Registered Under

The Securities Act of 1933

That Were Issued on October 6, 2017

For

Up To $175,000,000 of

6.875% Senior Notes due 2023

That Have Been Registered Under

The Securities Act of 1933

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.